                                                                    Exhibit 99.2

Agreement No.:  20070413.019.C

          CONFIDENTIAL MATERIALS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. ASTERISKS DENOTE OMISSIONS.

                    INFORMATION TECHNOLOGY SERVICES AGREEMENT

                        Agreement Number: 20070413.019.C

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                        Agreement Number: 20070413.019.C

                                Table of Contents

TABLE OF CONTENTS

1.    BACKGROUND AND OBJECTIVES...........................................     1
      1.1     Information Technology Services.............................     1
      1.2     Goals and Objectives........................................     1
      1.3     Interpretation..............................................     2

2.    DEFINITIONS AND DOCUMENTS...........................................     2
      2.1     Definitions.................................................     2
      2.2     Other Terms.................................................    16
      2.3     Associated Contract Documents...............................    16

3.    TERM................................................................    19
      3.1     Initial Term................................................    19
      3.2     Extension...................................................    19

4.    SERVICES............................................................    19
      4.1     Overview....................................................    19
      4.2     Transition Services.........................................    21
      4.3     Termination Assistance Services.............................    22
      4.4     Use of Third Parties........................................    27

5.    [**]................................................................    28
      5.1     Amdocs Responsibility.......................................    28
      5.2     AT&T Responsibility.........................................    28
      5.3     Financial Responsibility for [**]...........................    28
      5.4     Contingent Arrangements.....................................    28

RESTRICTED - PROPRIETARY INFORMATION

The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                        Agreement Number: 20070413.019.C

                                Table of Contents

                                   (continued)

      5.5     Cooperation.................................................    28

6.    FACILITIES, SOFTWARE, EQUIPMENT, CONTRACTS AND ASSETS ASSOCIATED
      WITH THE PROVISION OF SERVICES......................................    28
      6.1     Service Facilities/Location.................................    29
      6.2     Use of Amdocs Facilities....................................    34
      6.3     AT&T Rules/Employee Safety..................................    34
      6.4     Software....................................................    35
      6.5     Equipment...................................................    37
      6.6     Third Party Contracts.......................................    38
      6.7     Assignment of Third-Party Contracts.........................    39
      6.8     License to AT&T-Owned Software and Third-Party Software.....    41
      6.9     License to Amdocs-Owned Materials and Third-Party Software..    43
      6.10    Asset Tracking..............................................    43
      6.11    Managed Third Parties.......................................    43
      6.12    Notice of Defaults..........................................    45

7.    SERVICE LEVELS......................................................    45
      7.1     General.....................................................    45
      7.2     Service Level [**]..........................................    45
      7.3     Problem Analysis............................................    46
      7.4     Measurement and Monitoring..................................    46
      7.5     [**]........................................................    46
      7.6     Notice of Default...........................................    47

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                        Agreement Number: 20070413.019.C

                                Table of Contents

                                   (continued)

8.    PERSONNEL...........................................................    47
      8.1     Transitioned Personnel......................................    47
      8.2     Employee Benefit Plans......................................    48
      8.3     Designated Amdocs Personnel and Critical Support Personnel..    50
      8.4     [**] Transitioned Employees.................................    50
      8.5     [**]........................................................    50
      8.6     [**] Designated Amdocs Personnel............................    50
      8.7     Amdocs Personnel Are Not AT&T Employees.....................    50
      8.8     Replacement, Qualifications and Retention of Amdocs
              Personnel...................................................    51
      8.9     Conduct of Amdocs Personnel.................................    52
      8.10    Substance Abuse.............................................    53
      8.11    Union Agreements............................................    53
      8.12    Labor Disputes..............................................    53

9.    AMDOCS RESPONSIBILITIES.............................................    54
      9.1     Policy and Procedures Manual................................    54
      9.2     Governance..................................................    55
      9.3     Reports.....................................................    56
      9.4     Quality Assurance...........................................    56
      9.5     [**] Strategic Decisions and Authority......................    58
      9.6     Change Management...........................................    59
      9.7     Software Currency...........................................    61
      9.8     Access to Specialized Amdocs Skills and Resources...........    61

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                        Agreement Number: 20070413.019.C

                                Table of Contents

                                   (continued)

      9.9     Audit Rights................................................    61
      9.10    Subcontractors..............................................    64
      9.11    Amdocs Diversity............................................    66
      9.12    Government Contract Flow-Down Clauses.......................    67
      9.13    Disaster Recovery and Business Continuity Plan..............    68

10.   AT&T RESPONSIBILITIES...............................................    68
      10.1    Responsibilities............................................    68
      10.2    Savings Clause..............................................    69

11.   CHARGES.............................................................    69
      11.1    General.....................................................    69
      11.2    Reimbursable Expenses / [**]................................    70
      11.3    [**]........................................................    71
      11.4    Taxes.......................................................    71
      11.5    New Services................................................    73
      11.6    [**]........................................................    74
      11.7    Technology..................................................    75
      11.8    Proration...................................................    76
      11.9    Refundable Items............................................    76
      11.10   [**]........................................................    76
      11.11   [**]........................................................    77
      11.12   Inspection of Work..........................................    77

12.   INVOICING AND PAYMENT...............................................    77

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                        Agreement Number: 20070413.019.C

                                Table of Contents

                                   (continued)

      12.1    Invoicing...................................................    77
      12.2    Payment Due.................................................    78
      12.3    [**]........................................................    78
      12.4    [**]........................................................    78

13.   AT&T DATA AND OTHER PROPRIETARY INFORMATION.........................    78
      13.1    AT&T Ownership of AT&T Data.................................    78
      13.2    Safeguarding AT&T Data......................................    79
      13.3    Customer Information........................................    80
      13.4    Confidentiality.............................................    81
      13.5    Confidentiality And Invention Agreement and Non-Disclosure
              Agreement...................................................    84
      13.6    File Access.................................................    85

14.   OWNERSHIP OF MATERIALS..............................................    86
      14.1    AT&T-Owned Materials........................................    86
      14.2    Developed Materials.........................................    86
      14.3    Amdocs-Owned Materials......................................    87
      14.4    Other Materials.............................................    88
      14.5    Placement of Accurate Legends...............................    88
      14.6    General Rights..............................................    88
      14.7    AT&T Rights Upon Expiration or Termination of Agreement.....    89

15.   REPRESENTATIONS, WARRANTIES AND COVENANTS...........................    92
      15.1    Work Standards..............................................    92

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                        Agreement Number: 20070413.019.C

                                Table of Contents

                                   (continued)

      15.2    Maintenance, Efficiency and Cost Effectiveness..............    92
      15.3    Software....................................................    93
      15.4    Non-Infringement............................................    94
      15.5    Authorization...............................................    95
      15.6    Inducements.................................................    96
      15.7    Malicious Code..............................................    96
      15.8    Disabling Code..............................................    97
      15.9    Compliance with Laws........................................    97
      15.10   Interoperability............................................   101
      15.11   Offshore Transfer or Processing of AT&T Data................   102
      15.12   Disclaimer..................................................   103

16.   INSURANCE AND RISK OF LOSS..........................................   104
      16.1    Insurance...................................................   104
      16.2    Risk of Loss................................................   108
      16.3    Third Party Administrator...................................   108

17.   INDEMNITIES.........................................................   109
      17.1    Indemnity by Amdocs.........................................   109
      17.2    Indemnity by AT&T...........................................   110
      17.3    Additional Indemnities......................................   110
      17.4    Environmental...............................................   111
      17.5    Indemnification Procedures..................................   112
      17.6    Indemnification Procedures--Governmental Claims.............   114

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                        Agreement Number: 20070413.019.C

                                Table of Contents

                                   (continued)

      17.7    Subrogation.................................................   114

18.   LIABILITY...........................................................   114
      18.1    General Intent..............................................   114
      18.2    Force Majeure...............................................   114
      18.3    Limitation of Liability.....................................   116

19.   DISPUTE RESOLUTION..................................................   118
      19.1    Informal Dispute Resolution.................................   118
      19.2    Arbitration.................................................   119
      19.3    Continued Performance.......................................   121
      19.4    Governing Law...............................................   121
      19.5    Venue and Jurisdiction......................................   122

20.   TERMINATION.........................................................   122
      20.1    Termination for Cause.......................................   122
      20.2    Critical Services...........................................   123
      20.3    Termination for Convenience.................................   123
      20.4    Termination Upon Amdocs Change of Control...................   124
      20.5    Termination Upon AT&T Mergers and Acquisitions..............   125
      20.6    Termination Upon [**].......................................   125
      20.7    Insolvency..................................................   125
      20.8    Partial Termination.........................................   127
      20.9    Equitable Remedies..........................................   127

21.   GENERAL.............................................................   128

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                        Agreement Number: 20070413.019.C

                                Table of Contents

                                   (continued)

      21.1    Binding Nature and Assignment...............................   128
      21.2    Entire Agreement; Amendment.................................   129
      21.3    Notices.....................................................   130
      21.4    Counterparts................................................   132
      21.5    Headings....................................................   132
      21.6    Relationship of Parties.....................................   132
      21.7    Severability................................................   132
      21.8    Consents and Approval.......................................   132
      21.9    Waiver of Default; Cumulative Remedies......................   133
      21.10   Survival....................................................   133
      21.11   Publicity...................................................   133
      21.12   Third-Party Beneficiaries...................................   134
      21.13   Order of Precedence.........................................   134
      21.14   [**]........................................................   134
      21.15   Further Assurances..........................................   134
      21.16   No Liens....................................................   135
      21.17   Covenant of Good Faith......................................   135
      21.18   Reservation of Licenses and Rights..........................   135
      21.19   Acknowledgment..............................................   135

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.C

                    INFORMATION TECHNOLOGY SERVICES AGREEMENT

     This Information Technology Services Agreement (this "AGREEMENT") is entered into effective April 17, 2007 (the "EFFECTIVE DATE") by and between AT&T SERVICES, INC., a Delaware corporation ("AT&T"), and AMDOCS, INC., a Delaware corporation ("AMDOCS" or "SUPPLIER").

     WHEREAS, AT&T and Amdocs have engaged in extensive negotiations, discussions and due diligence that have culminated in the formation of the contractual relationship described in this Agreement;

     WHEREAS, AT&T desires to procure from Amdocs, and Amdocs desires to provide to AT&T, the products and services described in this Agreement, on the terms and conditions specified herein;

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and of other good and valid consideration, the receipt and sufficiency of which is hereby acknowledged, AT&T and Amdocs (collectively, the "PARTIES" and each, a "PARTY") hereby agree as follows:

1.   BACKGROUND AND OBJECTIVES.

1.1  INFORMATION TECHNOLOGY SERVICES.

     AT&T hereby engages Amdocs to perform all of the obligations set forth in this Agreement, including the Services, and Amdocs hereby accepts such engagement and promises to perform according to this Agreement. Amdocs hereby assumes full and total responsibility for performing the Services in accordance with the terms of this Agreement.

1.2  GOALS AND OBJECTIVES.

     The Parties acknowledge and agree that the specific goals and objectives of the Parties in entering into this Agreement are to provide [**] to AT&T [**].

1.3  INTERPRETATION.

     The provisions of this ARTICLE 1 are intended to be a general introduction to this

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C

     Agreement and are not intended to expand the scope of the Parties' obligations or alter the plain meaning of this Agreement's terms and conditions, as set forth hereinafter. However, to the extent the terms and conditions of this Agreement are unclear or ambiguous, such terms and conditions are to be construed so as to be consistent with the background and objectives set forth in this ARTICLE 1.

2.   DEFINITIONS AND DOCUMENTS.

2.1  DEFINITIONS.

As used in this Agreement:

     "ACCEPTANCE" means the determination, [**], that Software, Developed Materials and/or other contract deliverables are in Compliance. If applicable, such determination shall be made following implementation, installation, testing and execution in the production environment for a number of cycles to be determined by AT&T, but in no case more than [**] cycles, [**] and [**] cycle (provided that AT&T [**]), that Software, Developed Materials and/or other contract deliverables are demonstrated to be in Compliance. Notwithstanding the foregoing, if AT&T uses the deliverable in production, as stated above, the deliverable has met the applicable Service Levels and/or Specifications and AT&T has not, within [**] days of the later of the applicable production installation or conversion date, notified Amdocs in writing of any missing material functionality or any non-Compliance with the Specifications, Acceptance will be deemed to have occurred.

     "ACQUIRED RIGHTS DIRECTIVE" means EC Directive 2001/23, dated March 12, 2001 (and applicable national or state measures or judicial decisions interpreting same).

     "ADM" means application development and maintenance and references generally the type of Services being performed by Amdocs under this Agreement.

     "AFFILIATE" means, generally, with respect to any Entity, any other Entity Controlling, Controlled by or under common Control with such Entity.

     "AMDOCS ACCOUNT OFFICE" means, collectively, the Amdocs Account Executive and the Amdocs Account Manager as defined in SCHEDULE D, PART 4.

     "AMDOCS FACILITY(IES)" means, individually and collectively, the facilities owned or leased by Amdocs (or its Affiliates or Subcontractors) from which Amdocs (or its

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  within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C

     Affiliates or Subcontractors) provides any Services. Amdocs Facilities are listed on SCHEDULE N.2.

     "AMDOCS OWNED MATERIALS" has the meaning ascribed to such term in SECTION 14.3(A).

     "AMDOCS OWNED SOFTWARE" means any Software owned by Amdocs (or an Amdocs Affiliate or Subcontractor) and used to provide the Services.

     "AMDOCS PERSONNEL" means those employees, representatives, contractors, subcontractors and agents of Amdocs, Subcontractors and Amdocs Affiliates who perform any Services under this Agreement. Amdocs Personnel shall include Transitioned Employees.

     "[**]" means the [**] for which Amdocs has financial responsibility under
     SECTION 6.4(A).

     "APPLICATIONS" and "APPLICATION SOFTWARE" mean those software application programs and programming (and all modifications, replacements, upgrades, enhancements, documentation, materials and media related thereto) used to support day-to-day business operations and accomplish specific business objectives related to AT&T's and the Eligible Recipients' [**], together with related other programs and programming supporting such software, such as tools. Application Software shall include all such programs or programming in use or required to be used as of the Commencement Date, including those listed on SCHEDULE A. Application Software also shall include all such programs or programming developed and/or introduced by or for AT&T or the Eligible Recipients on or after the Commencement Date.

     "[**]" means the [**] attached hereto as SCHEDULE J.

     "AT&T CONTRACT OFFICE" means, collectively, the AT&T Contract Executive and the AT&T Contract Manager as defined in SCHEDULE D, PART 4.

     "AT&T DATA" means any data or information of AT&T or any Eligible Recipient, and any data or information of the customers of AT&T or any Eligible Recipient, that is provided to or obtained by Amdocs in the performance of its obligations under this Agreement, including [**] and information with respect to the businesses, customer, operations, facilities, products, rates, regulatory compliance, competitors, consumer markets, assets, expenditures, mergers, acquisitions, divestitures, billings, collections,

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Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C

     revenues and finances of AT&T or any Eligible Recipient. AT&T Data also means any data or information created, generated, collected or processed by Amdocs in the performance of its obligations under this Agreement, including data processing input and output, service level measurements, asset information, third-party service and product agreements, contract charges and retained and Pass-Through expenses.

     "AT&T FACILITIES" means the facilities listed in SCHEDULE N.1 provided by AT&T or the Eligible Recipient for the use of Amdocs to the extent necessary to provide the Services.

     "AT&T-OWNED SOFTWARE" means Software owned by AT&T or an Eligible Recipient and used, operated, maintained or supported by or on behalf of Amdocs under or in connection with this Agreement.

     "AT&T PERSONAL DATA" means that portion of AT&T Data that is subject to any Privacy Laws and includes Customer Information (for example, under 47 U.S.C. Section 222(b)).

     "AT&T PERSONNEL" means the employees, agents, contractors or representatives of AT&T who performed any of the services to be provided by Amdocs during the twelve (12) months preceding the Commencement Date.

     "[**]" means the [**] for which AT&T has financial responsibility under
     SECTION 6.4(A).

     "AT&T THIRD-PARTY CONTRACTORS" has the meaning ascribed to such term in
     SECTION 4.4(A).

     "BANKRUPTCY CODE" means Title 11 of the United States Code.

     "BANKRUPTCY REJECTION" has the meaning ascribed to such term in SECTION 20.7(B).

     "BENCHMARKER" has the meaning ascribed to such term in SECTION 11.10(A).

     "BENCHMARKING" has the meaning ascribed to such term in SECTION 11.10(A).

     "BUSINESS CONTINUITY" means AT&T's overall, enterprise-wide plans and activities intended to enable continued business operation in the event of any unforeseen interruption (e.g., plans and activities to move a department or business unit to a new location in the event of a business disruption).

     "CHANGE" means any change to the (a) Services or (b) Software, Systems or Equipment

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                                        4

                                                Agreement Number: 20070413.019.C

     including changes to programs, manual procedures, job control language statements, distribution parameters or schedules applicable to the Services. Changes described in clause (b) above are also referred to as "System Changes."

     "CHANGE MANAGEMENT" means the processes relating to planning and performing all Changes. The Change Management process will support and include checkpoints to determine any potential or required Change Management Procedures.

     "CHANGE MANAGEMENT PROCEDURES" has the meaning ascribed to such term in
     SECTION 9.6 and as shall be codified in the Policy and Procedures Manual.

     "CHARGES" means the amounts set forth in ARTICLE 11 and SCHEDULE I as charges for the Services.

     "COMMENCEMENT DATE" means [**], or such other date as the Parties may agree upon in writing as the date on which Amdocs will assume full responsibility for the Services.

     "COMPLIANCE" and "COMPLY" means, with respect to Software, Equipment, Systems or other contract deliverables to be implemented, designed, developed, delivered, integrated, installed and/or tested by Amdocs, compliance in all material respects with the Specifications.

     "COMPOSITE LABOR RATE" has meaning ascribed to such term in SCHEDULE I.

     "CONTRACT YEAR" means a period during the Term of this Agreement commencing on the Commencement Date or an anniversary thereof and ending on the date one (1) year thereafter (or, if earlier, on the last day of the Term of this Agreement). If any Contract Year is less than twelve (12) months, the rights and obligations under this Agreement that are calculated on a Contract Year basis will be proportionately adjusted for such shorter period.

     "CONTROL" and its derivatives mean: (a) the legal, beneficial or equitable ownership, directly or indirectly, of (i) at least 50% of the aggregate of all voting equity interests in an Entity or (ii) equity interests having the right to at least 50% of the profits of an Entity or, in the event of dissolution, to at least 50% of the assets of an Entity; (b) the right to appoint, directly or indirectly, a majority of the board of directors; (c) the right to control, directly or indirectly, the management or direction of the Entity by contract or corporate governance document; or (d) in the case of a partnership, the holding by an Entity (or one

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  within those companies or for distribution outside those companies except by
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                                        5

                                                Agreement Number: 20070413.019.C

     of its Affiliates) of the position of sole general partner.

     "CUSTOMER INFORMATION" means that portion of the AT&T Data consisting of information of or about a customer of AT&T or an Eligible Recipient, including customer name, address, e-mail address, and/or phone number (listed or unlisted); personal information such as birth date, social security number, drivers license, credit card information, bank account, account number or personal identification numbers; information concerning calling patterns, call details, records of incoming or outgoing calls, or minutes of use or other use of AT&T's or an Eligible Recipient's services; information related to payments, credit status, and transactions with AT&T or an Eligible Recipient; demographic information; or aggregate customer data including aggregate data with individual identifying information deleted and CPNI.

     "CUSTOMER PROPRIETARY NETWORK INFORMATION" or "CPNI" means that portion of the AT&T Data consisting of (i) "customer proprietary network information" as defined under the Communications Act of 1934, as amended, including by the Telecommunications Act of 1996, and applicable Federal Communications Commission orders and regulations; (ii) any of the following information of any customer of AT&T or any Eligible Recipient, or any customer of any such customer, whether individual or aggregate, whether or not including identifying information: names, addresses, phone numbers, calling patterns, quantity, nature, technical configurations, locations, types, destinations or amount of use of telecommunications services received or calls received or made; (iii) information contained on the telephone bills of AT&T's or any Eligible Recipient's customers (including the customers of such customers) pertaining to telephone exchange service or telephone toll service received by a customer of AT&T or of any Eligible Recipient, or a customer of such customer; (iv) unlisted customer numbers; (v) aggregate customer data with individual identifying information deleted; or (vi) information available to AT&T or any Eligible Recipient by virtue of AT&T's or any Eligible Recipient's relationship with its customers as a provider of telecommunications service, or by virtue of their customers' relationships with their own customers as a provider(s) of telecommunications services.

     "CRITICAL SUPPORT PERSONNEL" means those individuals identified as Critical Support Personnel in SCHEDULE L as critical to the ongoing success of Amdocs' delivery of the Services to AT&T and the Eligible Recipients.

     "DESIGNATED AMDOCS PERSONNEL" means the Amdocs Personnel filling the positions designated in SCHEDULE B as "Designated Amdocs Personnel."

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C

     "DEVELOPED MATERIALS" means any Materials, or any modifications, enhancements or derivative works thereof, developed by or on behalf of Amdocs for AT&T in connection with or as part of the Services.

     "DISABLING CODE" means computer instructions, features or functions that may permit Amdocs or a third party to, or may automatically: (a) alter, destroy or inhibit Software and/or a processing environment; (b) erase, destroy, corrupt or modify any data, programs, materials or information used by AT&T or an Eligible Recipient or store any data, programs, materials or information on AT&T's or an Eligible Recipient's computers without the consent of AT&T; (c) discontinue AT&T's effective use of the Software; or (d) bypass any internal or external software security measure to obtain access to any hardware or software of AT&T or an Eligible Recipient without the consent or knowledge of AT&T, including other programs' data storage and computer libraries. Disabling Code includes programs that self-replicate without manual intervention, instructions programmed to activate at a predetermined time or upon a specified event and/or programs purporting to do a meaningful function but designed for a different function.

     "DISASTER RECOVERY" means the specific plans and activities required to continue provisioning the Services in the event of an unforeseen interruption. The Disaster Recovery plans and activities include support and coordination with the Business Continuity plans and activities.

     "EAR DENIED PERSONS LIST" shall mean the Export Administration Regulations denied persons list of the Bureau of Industry and Security of the United States Department of Commerce, as updated, or such other list of the United States that may replace, or be of similar subject matter to, the Export Administration Regulations denied persons list.

     "EFFECTIVE DATE" has the meaning ascribed to such term in the preamble to this Agreement.

     "ELIGIBLE RECIPIENTS" means, collectively, and to the extent such Entity is receiving Services under this Agreement, the following:

     (a)  AT&T;

     (b)  [**] on the Commencement Date, or thereafter becomes [**];

RESTRICTED - PROPRIETARY INFORMATION

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                                                Agreement Number: 20070413.019.C

     (c)  [**] after the Commencement Date [**];

     (d)  [**] after the Effective Date [**];

     (e)  [**];

     (f)  [**];

     (g)  [**];

     (h)  [**];

     (i)  [**]; and

     (j)  other entities to which the Parties agree.

     "EMPLOYMENT EFFECTIVE DATE" shall mean, with respect to each Transitioned Employee, the date that such Transitioned Employee begins employment with Amdocs, in accordance with applicable Laws.

     "END USER" means all Eligible Recipients (and their respective employees, contractors, subcontractors, agents and representatives, other than Amdocs and its Subcontractors) and other persons or entities designated by AT&T to receive or use the Software, Equipment, Systems or Services provided, developed, operated or maintained by Amdocs under this Agreement.

     "ENTITY" means a corporation, partnership, joint venture, trust, limited liability company, association or other organization or Entity.

     "EQUIPMENT" means all computing, networking and communications equipment procured, provided, operated, supported or used by Amdocs in connection with the Services, including (i) mainframe, midrange, server and distributed computing equipment and associated attachments, features, accessories, peripheral devices and cabling, (ii) personal computers, laptop computers and workstations and associated attachments, features, accessories, peripheral devices and cabling, and (iii) voice/video telecommunications and network equipment and associated attachments, features, accessories, peripheral devices and cabling.

     "EQUIPMENT LEASES" means all leasing arrangements whereby AT&T leases Equipment

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                                                Agreement Number: 20070413.019.C

     which will be used by Amdocs to perform the Services.

     "EVENT OF LOSS" has the meaning ascribed to such term in Section 16.2.

     "[**]" has the meaning ascribed to such term in Section 11.6(a).

     "FCPA" means the Foreign Corrupt Practices Act.

     "FULL TIME EQUIVALENT" or "FTE" means a level of effort, excluding vacation, holidays, training, administration and other non-productive time (but including a reasonable amount of additional work outside normal business hours), equivalent to that which would be provided by one person working full time for one year. Unless otherwise agreed, [**] total effort during any period shall not amount to more than [**] in such period.

     "HAZARDOUS MATERIALS" means each and every element, compound, chemical mixture, contaminant, pollutant material, waste or other substance which is defined, determined or identified as hazardous or toxic under any environmental Law or the release of which is prohibited or restricted under any environmental Law.

     "INCLUDE" and its derivatives mean "including without limitation." This term is as defined, whether or not capitalized in this Agreement.

     "INCOME TAX" means any tax on or measured by the net income of a Party (including taxes on capital or net worth that are imposed as an alternative to a tax based on net or gross income), or taxes which are of the nature of excess profits tax, minimum tax on tax preferences, alternative minimum tax, accumulated earnings tax, personal holding company tax, capital gains tax or franchise tax for the privilege of doing business.

     "[**]" means that [**]

     "[**]" shall mean [**] as of the Commencement Date.

     "INITIAL TERM" has the meaning ascribed to such term in SECTION 3.1.

     "IT" means information technology.

     "LAN" means local area network.

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                                                Agreement Number: 20070413.019.C

     "LAWS" means all national, federal, intergovernmental, regional, common, state and local laws, statutes, regulations, rules, executive orders, supervisory requirements, directives, circulars, opinions, orders, interpretive letters and other official releases of or by any government or quasi-governmental authority, or any authority, department or agency thereof, or any self-regulatory organization, anywhere in the world, including Privacy Laws.

     "LONG-RANGE IT PLAN" means a long-range, comprehensive plan for AT&T's IT systems, processes, technical architecture and standards.

     "LOSSES" means all losses, liabilities, damages, fines, penalties and claims (including taxes), and all related costs and expenses (including reasonable legal fees and disbursements and costs of investigation, litigation, settlement, judgment, interest, compliance and penalties).

     "MAJOR RELEASE" means a new version of Software that includes changes to the architecture and/or adds new features and functionality in addition to the original functional characteristics of the preceding software release. These releases are usually identified by full integer changes in the numbering, such as from "7.0" to "8.0," but may be identified by the industry as a major release without the accompanying integer change.

     "MALICIOUS CODE" means (i) any code, program or sub-program whose knowing or intended purpose is to damage or interfere with the operation of the computer system containing the code, program or sub-program or to halt, disable or interfere with the operation of the Software, code, program or sub-program itself or (ii) any device, method or token that permits any person to circumvent the normal security of the Software or the system containing the code.

     "MANAGED THIRD PARTIES" means the AT&T Third Party Contractors listed on SCHEDULE C and any substitute or replacement third-party contractors reasonably designated by AT&T.

     "MATERIALS" means, collectively, Software, literary works, other works of authorship, specifications, design documents and analyses, processes, methodologies, programs, program listings, programming tools, documentation, reports, drawings, databases and similar work product.

     "MINOR RELEASE" means a scheduled Software release containing small functionality

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                                       10

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                                                Agreement Number: 20070413.019.C

     updates and/or accumulated resolutions to defects or non-conformances made available since the immediately preceding release (whether Major Release or Minor Release). Minor Releases shall include maintenance releases which are supplemental to and made available between Major Releases and other Minor Releases, issued and provided under specific vendor service level or maintenance obligations and contain only accumulated resolutions or mandated changes. These releases are usually identified by a change in the decimal numbering of a release, such as "7.12" to "7.13."

     "MONTHLY CHARGE" means the total Amdocs charges set forth in SCHEDULE I associated with the performance of the Services in a given month in accordance with the Service Levels and Amdocs responsibilities under this Agreement.

     "NEW ADVANCES" has the meaning ascribed to such term in SECTION 11.7(C).

     "NEW SERVICES" means services requested by AT&T and provided by Amdocs to AT&T that are [**] the Services as of the time of the determination of the nature of the services, and for which there is [**] provided in this Agreement.

     "NONCOMPLIANCE" means noncompliance in any material respect with the Specifications.

     "OFFSHORE SERVICES" has the meaning given to it in SECTION 15.11(A).

     "ORDER" means a document substantially in the form of EXHIBIT 3.

     "OUT-OF-POCKET EXPENSES" means [**] out-of-pocket expenses [**] under this Agreement and which are otherwise in accordance with AT&T's Expense Guide and Policies attached hereto as EXHIBIT 4. Out-of-pocket expenses [**].

     "[**]" means the expenses listed in SCHEDULES C OR I, [**], in accordance with [**] in connection with [**].

     "POLICY AND PROCEDURES MANUAL" has the meaning ascribed to such term in
     SECTION 9.1(A).

     "PRIVACY LAWS" means Laws relating to data privacy, trans-border data flow or data protection such as the implementing legislation and regulations of the European Union member states under the European Union Directive 95/46EC.

     "PROJECT LIST" means the list of Projects identified in SCHEDULE K.

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                                       11

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                                                Agreement Number: 20070413.019.C

     "PROJECTS" has the meaning ascribed to such term in SCHEDULE D, PART 1.

     "PROPRIETARY INFORMATION" has the meaning ascribed to such term in Section 13.4(a).

     "RELOCATE" or "RELOCATION" shall mean, with respect to the relocation of [**], any relocation of [**] Effective Date. No such relocation, [**], shall be considered a Relocation within the meaning of this Section to the extent such relocation [**].

     "REPORTS" has the meaning ascribed to such term in SECTION 9.3(A).

     "[**]" means the [**]: (i) to grant Amdocs the right to use and/or access the AT&T licensed Third Party Software in connection with providing the Services; (ii) to grant AT&T and the Eligible Recipients the right to use and/or access the Amdocs Owned Software and Third-Party Software and Equipment acquired, operated, supported or used by Amdocs in connection with providing the Services; (iii) to assign or transfer to AT&T any Developed Materials, (iv) to assign or transfer to AT&T or its designee Third Party Software, Third-Party Contracts, Equipment leases or other rights following the expiration or termination of this Agreement to the extent provided in this Agreement; and (v) [**] in connection with Amdocs' provision of the Services.

     "ROOT CAUSE ANALYSIS" means the formal process, specified in the Policy and Procedures Manual, to be used by Amdocs to diagnose problems at the lowest reasonable level so that corrective action can be taken that will eliminate repeat failures. Amdocs shall implement a Root Cause Analysis as specified in SECTION 7.3 or as requested by AT&T.

     "SDN BLOCKED PERSONS LIST" means the Specially Designated Nationals and Blocked Persons list of the Office of Foreign Assets Control of the United States Department of the Treasury, as it is updated, or such other list of the United States as may replace, or be of similar subject matter to, the Specially Designated Nationals and Blocked Persons list.

     "SERVICE LEVEL [**]" has the meaning ascribed to such term in Section 7.2 and Schedule F.

     "SERVICE LEVELS" means, individually and collectively, the performance standards for the Services set forth in SCHEDULE F.

     "SERVICE TAXES" means all sales, use, excise and other similar taxes that are assessed against either Party on the provision of the Services as a whole, or on any particular

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                                                Agreement Number: 20070413.019.C

     Service received by AT&T or the Eligible Recipients from Amdocs, excluding Income Taxes.

     "SERVICES" has the meaning ascribed to such term in SECTION 4.1.

     "SOFTWARE" means computer programs, together with input and output formats, the applicable source or object codes, data models, flow charts, outlines, narrative descriptions, operating instructions, software manufacturing instructions and scripts, test specifications and test scripts and supporting documentation, and shall include the tangible media upon which such programs and documentation are recorded, including all authorized reproductions, corrections, updates, new releases, and new versions of such Software and shall further include all enhancements, translations, modifications, updates, upgrades, new releases, substitutions, replacements and other changes to such computer programs.

     "SPECIALIZED SERVICES" has the meaning ascribed to such term in SECTION
     9.8.

     "SPECIFICATIONS" means, with respect to any contract deliverables to be designed, developed, delivered, integrated, installed and/or tested by Amdocs, the applicable technical, design and/or functional specifications, including as set forth in SCHEDULES D or G, in third-party vendor standard documentation, in a New Services or project description requested and/or approved by AT&T or otherwise agreed upon in writing by the Parties.

     "STRATEGIC DECISIONS" has the meaning ascribed to such term in SECTION 9.5(A).

     "SUBCONTRACTORS" means subcontractors (of any tier) of Amdocs, including Shared Subcontractors (as defined in SECTION 9.10(B)). The initial list of Subcontractors approved by AT&T is set forth on SCHEDULE C.2. SCHEDULE C.2 may be amended during the term of this Agreement in accordance with SECTION 9.10.

     "SYSTEM" means an interconnected grouping of Equipment, Software and associated operating environment, attachments, features, accessories, peripherals and cabling, and all additions, modifications, substitutions, upgrades or enhancements to such System, to the extent a Party has financial or operational responsibility for such System or System components under SCHEDULE D. System shall include all Systems in use as of the Effective Date, all additions, modifications, substitutions, upgrades or enhancements to such Systems and all Systems installed or developed by or for AT&T or Amdocs

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                                       13

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                                                Agreement Number: 20070413.019.C

     following the Effective Date.

     "[**]" means that [**]

     "[**]" shall mean [**] as of the Commencement Date.

     "TERM" has the meaning ascribed to such term in SECTION 3.2 of this Agreement.

     "TERMINATION ASSISTANCE SERVICES" means the termination/expiration assistance requested by AT&T to allow the Services to continue without interruption or adverse effect and to facilitate the orderly transfer of the Services to AT&T or its designee, as such assistance is further described in SECTION 4.3 and SCHEDULE H.

     "[**]" means [**] pursuant to SECTION 20.3 and as set forth in SCHEDULE M.

     "TESTING" with respect to the Developed Materials, means the performance of the applicable tests and procedures set forth in or developed pursuant to this Agreement, as well as any other tests and procedures which AT&T, in consultation with Amdocs, may deem necessary or desirable or which the Parties may agree upon in determining whether the Developed Materials are in Compliance.

     "THIRD-PARTY CONTRACTS" means all agreements between third parties and AT&T or Amdocs that have been or will be used to provide the Services. Third-Party Contracts shall include all such agreements in effect as of the Effective Date, including those contracts identified in SCHEDULE C and those as to which Amdocs received notice and/or access prior to the Effective Date. Third-Party Contracts also shall include those third-party agreements entered into by Amdocs following the Effective Date.

     "THIRD PARTY SOFTWARE" means all Software products (and all modifications, replacements, upgrades, enhancements, documentation, materials and media related thereto) that are provided by third-party licensors (including Affiliates of the Parties) under license or lease to Amdocs or AT&T that has been or will be used to provide the Services. Third-Party Software shall include all such programs or programming in use as of the Effective Date, including those identified on SCHEDULES A and E, and those as to which Amdocs received notice and/or access prior to the Effective Date. Third-Party Software also shall include all such programs or programming licensed and/or leased after the Effective Date.

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                                       14

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                                                Agreement Number: 20070413.019.C

     "TRANSITION MILESTONE" means each date identified on the Transition Plan as a milestone by which Amdocs shall have completed a certain task or set of tasks in the Transition Plan in a manner acceptable to AT&T.

     "TRANSITION PERIOD" means the period that commences 12:00:01 a.m., Eastern Time on the Effective Date and expires 11:59:59 p.m., Eastern Time, on the date specified for the completion of the Transition Services as specified in the Transition Plan, unless expressly extended in writing by AT&T.

     "TRANSITION PLAN" means the plan set forth in SCHEDULE G and developed pursuant to SECTION 4.2 hereof, which identifies all material transition tasks and deliverables to be undertaken by the Parties in connection with the transition of all Services to Amdocs, the completion of all Transition Period enhancement projects to be completed during the Transition Period, and the dates by which each will be completed.

     "TRANSITION SERVICES" means the services, functions and responsibilities described in SECTION 4.2 to be performed by Amdocs during the Transition Period.

     "TRANSITIONED EMPLOYEES" shall mean the employees of AT&T or its Affiliates, on the Effective Date, who accept Amdocs' offer of new employment with Amdocs and become employees of Amdocs as contemplated in
     ARTICLE 8. Upon being employed by Amdocs, such Transitioned Employees shall be deemed to be Amdocs Personnel as defined herein.

     "TRANSITIONED PERSONNEL" shall mean the Transitioned Employees as of the Commencement Date and the individuals engaged full-time at AT&T Facilities in the United States under Third Party Contracts assigned by AT&T to Amdocs on the Commencement Date, limited to the specific individuals originally constituting the Transitioned Personnel.

     "TRANSITIONED PERSONNEL AMOUNT" shall mean the total number of employees of AT&T or its Affiliates who [**] plus the individuals [**] on the Commencement Date plus the total number of [**]. Unless otherwise agreed by the Parties, the Transitioned Personnel Amount shall be [**].

     "UPGRADE" and its derivatives means updates, renovations, enhancements, additions and/or new versions or releases of Software or Equipment by Amdocs. Unless otherwise agreed, financial responsibility for the costs, fees and expenses associated with an Upgrade of Software or Equipment shall be allocated between the Parties in accordance

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                                       15

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                                                Agreement Number: 20070413.019.C

     with SECTION 6.4, SECTION 6.5 and SCHEDULE I.

     "WAN" means wide area network.

     "WARN ACT" means the Worker Adjustment and Retraining Notification Act.

2.2  OTHER TERMS.

     The terms defined in this Article include the plural as well as the singular and the derivatives of such terms. Unless otherwise expressly stated, the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection or other subdivision. Article, Section, Subsection and Attachment references refer to articles, sections and subsections of, and attachments to, this Agreement. The words "include" and "including" shall not be construed as terms of limitation. The words "day," "month" and "year" mean, respectively, calendar day, calendar month and calendar year. As stated in SECTION 21.3, the word "notice" and "notification" and their derivatives means notice or notification in writing. Other terms used in this Agreement are defined in the context in which they are used and have the meanings there indicated.

2.3  ASSOCIATED CONTRACT DOCUMENTS.

     This Agreement includes each of the following schedules and their attached exhibits, all of which are attached to this Agreement and incorporated into this Agreement by this reference:

Schedules:

A    Software

B    Designated Amdocs Personnel

C    Third-Party Contracts (including Managed Third Parties)

C.1  Subcontractors Transition Requirements

C.2  Subcontractors

D    Statement of Work

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                                                Agreement Number: 20070413.019.C

     Part 1 ADM Services

     Part 2 General Services

     Part 3 Lightspeed Knowledge Transfer

     Part 4 Governance

     Part 5 Policy and Procedures Manual

D.1  Financial and Operational Responsibility Matrix

D.2  Reserved

D.3  AT&T Rules/Code of Conduct (including AT&T Safety and Security Procedures)

E    Third-Party Software

F    Service Levels

G    Transition Plan

H    Termination Assistance Services

I    Amdocs Charges

J    IT Base Case

K    Project List

L    Affected Employees and Critical Support Personnel

L.1  Employee Benefit Plans

M    [**]

N.1  AT&T Facilities

N.2  Amdocs Facilities

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                                                Agreement Number: 20070413.019.C

N.3  Reserved

N.4  Amdocs Competitors

O    Reserved

P    [**]

Q    Reports

R    Reserved

S    MBE/WBE/DVBE Participation Plan

T    Reserved

U    Executive Orders and Federal Regulations

Exhibits:

Exhibit 1:  Form of Invoice

Exhibit 2:  Reserved

Exhibit 3:  Form of Order

Exhibit 4:  AT&T Expense Guide and Policies

Exhibit 5:  Non-Disclosure Agreement for AT&T Confidential Information

Exhibit 6:  Non-Disclosure Agreement for Amdocs Confidential Information

Exhibit 7A: Confidentiality and Invention Agreement

Exhibit 7B: Background Checks - US

Exhibit 7C: Background Checks - Non-US

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                                       18

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                                                Agreement Number: 20070413.019.C

     Unless otherwise expressly stated, references to specific Schedules and Exhibits include all lettered and numbered subsidiary Schedules and Exhibits (e.g., references to SCHEDULE D include not only SCHEDULE D, but also PARTS 1 through 5 and SCHEDULES D.1 through D.4).

3.   TERM.

3.1  INITIAL TERM.

     The initial term of this Agreement shall commence as of 12:00:01 a.m., Eastern Time on the Effective Date and continue until 11:59:59 p.m., Eastern Time, on May 31, 2014, unless this Agreement is terminated as provided herein or extended as provided in SECTION 3.2, in which case this Agreement shall terminate effective at 11:59:59 p.m., Eastern Time, on the effective date of such termination or the date to which this Agreement is extended (the "INITIAL TERM").

3.2  EXTENSION.

     If AT&T desires to renew the Agreement after the Initial Term or any renewal term, AT&T shall provide written notice to Amdocs of its desire to do so at least one hundred eighty (180) days prior to the expiration of this Agreement (the Initial Term, together with any renewal term (the "TERM")). The Parties shall thereafter negotiate in good faith with respect to the terms and conditions upon which the Parties will renew the Agreement and thereafter execute such renewal. In the event the Parties are unable to reach agreement and execute such renewal at least thirty (30) days prior to the expiration of this Agreement, AT&T may, at its sole option, extend the term of this Agreement for up to twelve (12) months on the terms and conditions then set forth in this Agreement. [**] shall be applicable to any termination on or after the expiration of the Initial Term.

4.   SERVICES.

4.1  OVERVIEW.

     (a) Services. Commencing on the Commencement Date, Amdocs shall provide the Services to AT&T, and, upon AT&T's request, to Eligible Recipients [**]. The

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                                                Agreement Number: 20070413.019.C

          "SERVICES" shall consist of the following, as they may evolve during the term of this Agreement or be supplemented, enhanced, modified or replaced:

          (i) The services, functions and responsibilities described in this Agreement, including its Schedules and the following:

               (1) the Transition Services, as further described in SECTION 4.2 and the Transition Plan;

               (2) the services, functions and responsibilities described in SCHEDULE D;

               (3) any New Services, [**] of such New Services in accordance with the terms of this Agreement; and

               (4)  Termination Assistance Services, as further described in
                    SECTION 4.3 and SCHEDULE H; and

          (ii) The [**] services, functions and responsibilities performed during the [**] Commencement Date [**] of this Agreement, [**] in this Agreement (provided that, to the [**]; and

     (b) INCLUDED SERVICES. If any services, functions or responsibilities [**] described in this Agreement [**] in accordance with this Agreement, [**] in this Agreement.

     (c) REQUIRED RESOURCES. Except as otherwise expressly provided in this Agreement, Amdocs shall be responsible for providing the facilities, personnel, equipment, software, technical knowledge, expertise and other resources necessary to provide the Services.

     (d) AVAILABILITY. Without limiting its obligations under this Agreement (including as to time of performance) and without reference to the location of Amdocs Personnel, Amdocs shall ensure that Amdocs Personnel are generally available as needed by AT&T to provide the Services between the hours of [**] to [**].

     (e)

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                                                Agreement Number: 20070413.019.C

4.2  TRANSITION SERVICES.

     (a) TRANSITION. During the Transition Period, Amdocs shall perform the Transition Services and provide the deliverables described in the Transition Plan. [**] described in the Transition Plan [**] of the Transition Services [**] of the Transition Services in accordance with this Agreement, [**] of the Transition Services [**] in the Transition Plan. During the Transition Period, AT&T will perform those tasks which are designated to be AT&T's responsibility in the Transition Plan; provided, however, that [**] in such Transition Plan. [**] described in the Transition Plan [**] in the Transition Plan [**] in accordance with this Agreement, [**] in the Transition Plan, [**] in the Transition Plan. Unless otherwise agreed, AT&T shall not incur any charges, fees or expenses payable to Amdocs or third parties in connection with the Transition Services, other than those charges, fees and expenses specified in SCHEDULE I and those incurred by AT&T in connection with its performance of tasks designated in the Transition Plan as AT&T's responsibility.

     (b)  TRANSITION PLAN. The Transition Plan identifies, among other things,
          (i) the transition activities to be performed by Amdocs and the significant components and subcomponents of each such activity, (ii) the deliverables to be completed by Amdocs, (iii) the date(s) by which each such activity or deliverable is to be completed (the "TRANSITION MILESTONES"), (iv) the contingency or risk mitigation strategies to be employed by Amdocs in the event of disruption or delay, (v) any transition responsibilities to be performed or transition resources to be provided by AT&T and (vi) a detailed work plan based on and consistent with the Transition Plan, which shall identify the specific transition activities to be performed by individual Amdocs Personnel on a daily basis during the Transition Period.

     (c) PERFORMANCE. Amdocs shall perform the Transition Services described in the Transition Plan in accordance with the Transition Milestones set forth therein. Amdocs shall provide all cooperation and assistance reasonably required or requested by AT&T in connection with AT&T's evaluation or testing of the deliverables set forth in the Transition Plan. Amdocs shall perform the Transition Services so as to avoid or minimize to the extent possible (i) any disruption to or adverse impact on the business or operations of AT&T or the Eligible Recipients, (ii) any degradation of the Services then being received by AT&T or the Eligible Recipients or (iii) any disruption or interference with the ability of AT&T or the

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                                                Agreement Number: 20070413.019.C

          Eligible Recipients to obtain the full benefit of the Services, except as may be otherwise provided in the Transition Plan. [**], Amdocs shall [**] in Amdocs' plans, [**] under this Agreement). Amdocs shall identify and resolve, with AT&T's reasonable assistance, any problems that may impede or delay the timely completion of each task in the Transition Plan that is Amdocs' responsibility and, at AT&T's reasonable request, shall use all commercially reasonable efforts to assist AT&T with the resolution of any problems that may impede or delay the timely completion of each task in the Transition Plan that is AT&T's responsibility.

     (d) REPORTS. Amdocs shall [**] to report on its progress in performing its responsibilities and meeting the timetable set forth in the Transition Plan. Amdocs also shall provide written reports to AT&T [**] regarding such matters, and shall provide [**]. Promptly upon receiving any information indicating that Amdocs may not perform its responsibilities or meet the timetable set forth in the Transition Plan, Amdocs shall notify AT&T in writing of material delays and shall identify for AT&T's consideration and approval specific measures to address such delays and mitigate the risks associated therewith.

4.3  TERMINATION ASSISTANCE SERVICES.

     (a) AVAILABILITY. As part of the Services, [**], Amdocs shall provide to AT&T or AT&T's designee the Termination Assistance Services described in SECTION 4.3(B) and SCHEDULE H.

          (i) PERIOD OF PROVISION. Amdocs shall provide such Termination Assistance Services to AT&T or its designee (i) commencing upon notice up to [**] prior to the expiration of this Agreement or on such earlier date as AT&T may reasonably request and continuing for up to [**] following the effective date of the expiration of this Agreement (as the term of this Agreement may be extended pursuant to SECTION 3.2), (ii) commencing upon any notice of termination (including notice based upon breach or default by AT&T, breach or default by Amdocs or termination for convenience by AT&T) of this Agreement with respect to all or any part of the Services, and continuing for up to [**] following the effective date of such termination of all or part of the Services, or (iii) commencing upon notice of termination of all or part of the Services to an Eligible Recipient no longer Controlled by AT&T and continuing for up to [**] following the

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                                                Agreement Number: 20070413.019.C

               effective date of such termination.

          (ii) EXTENSION OF SERVICES. [**] the period following the effective date of any [**] Termination Assistance Services, provided that [**] the effective date of [**] Termination Assistance Services [**].

          (iii) FIRM COMMITMENT. Amdocs shall provide Termination Assistance Services to AT&T or its designee regardless of the reason for the expiration or termination of this Agreement; provided, if the Agreement is terminated by Amdocs under SECTION 20.1(B) for failure to pay undisputed amounts, Amdocs may require AT&T to pay [**] in advance for Termination Assistance Services provided or performed under this SECTION 4.3 and shall be relieved of such obligation to provide such Termination Assistance Services unless and until such payment is made. [**], Amdocs shall provide Termination Assistance Services [**]; provided that, [**], all such Termination Assistance Services shall be performed subject to and in accordance with the terms and conditions of this Agreement.

          (iv) PERFORMANCE. To the extent AT&T requests Termination Assistance Services, such Services shall be provided subject to and in accordance with the terms and conditions of this Agreement. Amdocs shall perform the Termination Assistance Services with at least the same degree of accuracy, quality, completeness, timeliness, responsiveness and resource efficiency as it provided and was required to provide the same or similar Services during the term of this Agreement. [**] of this Agreement as to [**] and shall [**], provided, however, that during such period if [**], or [**], but only if Amdocs [**] during the period that Amdocs provides Termination Assistance Services.

     (b) SCOPE OF SERVICE. As part of the Termination Assistance Services, Amdocs will, in a timely manner, transfer the control and responsibility for all information technology functions and Services previously performed by or for Amdocs to AT&T and/or AT&T's designees by the execution of any documents reasonably necessary to effect such transfers. Additionally, Amdocs shall provide any and all reasonable assistance requested by AT&T to allow:

-    the Systems associated with the Services to operate efficiently;

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                                                Agreement Number: 20070413.019.C

-    the Services to continue without interruption or adverse effect; and

-    the orderly transfer of the Services to AT&T and/or its designee(s).

The Termination Assistance Services shall include, as requested by AT&T, the Services, functions and responsibilities set forth on SCHEDULE H. In addition, in connection with such termination or expiration, Amdocs will provide the following assistance and Services at AT&T's direction:

          (i) GENERAL SUPPORT. Without limiting Amdocs' other obligations under the Services, Amdocs shall (i) assist AT&T in developing a written transition plan for the transition of the Services to AT&T or AT&T's designee, which plan shall include capacity planning, facilities planning, human resources planning, telecommunications planning and other planning necessary to effect the transition, (ii) perform programming and consulting services as requested to assist in implementing the transition plan, (iii) train personnel designated by AT&T in the use of any Equipment, Software, Systems, Materials or tools used in connection with the provision of the Services, (iv) catalog all Software, AT&T Data, Equipment, Materials and tools used to provide the Services, (v) provide machine-readable and printed listings and associated documentation for source code for Software owned by AT&T and source code to which AT&T is entitled under this Agreement and assist in its reconfiguration, (vi) analyze and report on the space required for the AT&T Data and the Software needed to provide the Services, (vii) assist in the execution of a parallel operation, data migration and testing process until the successful completion of the transition to AT&T or AT&T's designee has been successfully completed, (viii) create and provide copies of the AT&T Data in the format and on the media reasonably requested by AT&T, (ix) provide a complete and up-to-date, electronic copy of the Policy and Procedures Manual in the format and on the media reasonably requested by AT&T and
               (x) provide other technical assistance as reasonably requested by AT&T. [**].

          (ii) [**] of this Agreement [**] within the [**]-month period prior to the expiration or termination date, or any former [**]; provided, however, that if AT&T or AT&T's designee [**], AT&T or AT&T's designee may [**] within the 12-month period prior to the expiration or termination date.

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                                                Agreement Number: 20070413.019.C

               Amdocs shall [**], and shall [**], if any, [**]. AT&T [**] shall have [**]. AT&T shall [**] that is [**] under this Agreement.

          (iii) SOFTWARE. As provided in SECTION 14.7, and subject to SECTION 6.4(D), Amdocs shall grant to AT&T, the Eligible Recipients and/or AT&T's designee license, sublicense and/or other rights to any Software and other Materials used by Amdocs, Amdocs Affiliates or Subcontractors in performing the Services, except as otherwise permitted pursuant to this Agreement, [**] to such Software or other Materials [**].

          (iv) EQUIPMENT. Subject to SECTION 6.5(E), AT&T or its designee shall have the right [**] any Equipment [**]. Such Equipment shall be [**], as of the [**] requiring such [**]. Amdocs shall maintain such Equipment through the date of transfer so as to be [**], or for [**] to be provided [**]. In the case of Amdocs-owned equipment, Amdocs shall [**]. Such [**]. At AT&T's request, the Parties shall negotiate in good faith and agree upon the [**]. In the case of leased Equipment, Amdocs shall [**] thereunder have been made [**].

          (v) AT&T FACILITIES, EQUIPMENT AND SOFTWARE. Amdocs shall [**], all AT&T-owned Equipment, AT&T-leased Equipment, AT&T-Owned Software and AT&T-licensed Software, [**] thereof on the Commencement Date, [**]. Such AT&T Facilities, Equipment and Software shall [**] of any [**].

          (vi) AMDOCS SUBCONTRACTS AND THIRD-PARTY CONTRACTS. Amdocs shall inform AT&T of subcontracts or Third-Party Contracts used by Amdocs, Amdocs Subcontractors or Amdocs Affiliates primarily to perform the Services. Subject to SECTION 6.4(D), Amdocs shall, at AT&T's request, cause any such Subcontractors, Amdocs Affiliates or third-party contractors to permit AT&T or its designees to assume prospectively any or all such contracts or to enter into new contracts with AT&T or its designees [**]. Amdocs shall so assign the designated subcontracts and Third-Party Contracts to AT&T or its designee as of the expiration or termination date or the completion of any Termination Assistance Services requiring such subcontracts or Third-Party Contracts requested by AT&T under this SECTION 4.3, whichever is later. [**]. Amdocs shall
               (i) represent and warrant that it is not in default under such subcontracts and

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                                                Agreement Number: 20070413.019.C

               Third-Party Contracts, (ii) represent and warrant that all payments thereunder through the date of assignment are current,
               (iii) represent and warrant that no payments or charges shall be payable by AT&T to Amdocs (or such third-party contractor) for benefits or services received by Amdocs under such subcontracts and Third-Party Contracts prior to the date of assignment, and
               (iv) notify AT&T of any Subcontractor or third-party contractors defaults with respect to such subcontracts and Third-Party Contracts [**]. Supplier shall [**] hereby with respect to such Third-Party Contract.

          (vii) OTHER SUBCONTRACTS AND THIRD-PARTY CONTRACTS. In addition to its obligations under SECTION 4.3(B)(VI), Amdocs shall make available to AT&T or its designee, [**], any Subcontractor or third-party services then being utilized by Amdocs in the performance of the Services. Amdocs shall retain the right to utilize any such Subcontractor or third-party services in connection with the performance of services for any other Amdocs customer. AT&T shall retain the right to [**] to the extent provided in SECTION 4.3(B)(VI).

          (viii) EXTENSION OF SERVICES. For a period of twelve (12) months following the expiration or termination date in which Supplier is providing Termination Assistance Services, Amdocs shall provide to the Eligible Recipient(s), at AT&T's request, any or all of the Services being performed by Amdocs prior to the expiration or termination date, including those Services described in SECTION
               4.1 and SCHEDULE D; provided that AT&T may extend the period for the provision of such Services for up to three (3) additional months in accordance with SECTION 4.3(A)(II). To the extent AT&T requests such Services, [**] would have been [**] for such Services [**]. To the extent AT&T requests a portion (but not all) of the Services, [**].

          (ix) RATES AND CHARGES. [**], AT&T shall pay Amdocs [**]. Amdocs will [**], and AT&T shall [**]. To the extent the Termination Assistance Services requested by AT&T can be provided by Amdocs [**], or to the extent that Termination Assistance Services consist of [**] be provided by Amdocs [**] to be performed by Amdocs, [**].

     (c) SURVIVAL OF TERMS. This SECTION 4.3 shall survive termination/expiration of this

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                                                Agreement Number: 20070413.019.C

          Agreement.

4.4  USE OF THIRD PARTIES.

     (a) [**]. Nothing in this Agreement [**], and notwithstanding anything to the contrary contained herein, this Agreement [**] described in this Agreement [**]. Subject to the other provisions of this Agreement [**] in this Agreement [**].

     (b) AMDOCS COOPERATION. Amdocs shall fully cooperate with and work in good faith with AT&T or AT&T Third Party Contractors as described in SCHEDULE D or requested by AT&T [**]. At AT&T's request, such cooperation shall, at a minimum, include: (i) timely providing access to any facilities being used to provide the Services, as necessary for AT&T personnel or AT&T Third Party Contractors to perform the work assigned to them; (ii) timely providing reasonable electronic and physical access to the business processes and associated Equipment, Software [**] and/or Systems to the extent necessary and appropriate for AT&T personnel or AT&T Third Party Contractors to perform the work assigned to them; (iii) timely providing written requirements, standards, policies or other documentation for the business processes and associated Equipment, Software or Systems procured, operated, supported or used by Amdocs in connection with the Services; (iv) [**]; or (vi) any other cooperation or assistance reasonably necessary for AT&T personnel or AT&T Third-Party Contractors to perform the work in question. AT&T personnel and AT&T Third-Party Contractors shall comply with Amdocs' reasonable security and confidentiality requirements, and shall, to the extent performing work on Software, Equipment or Systems for which Amdocs has operational responsibility, comply with Amdocs' reasonable standards, methodologies and procedures.

     (c) NOTICE BY AMDOCS. Amdocs shall immediately notify AT&T when it becomes aware that an act or omission of an AT&T Third-Party Contractor will cause, or has caused, a problem or delay in providing the Services, and shall use commercially reasonable efforts to work with AT&T and the AT&T Third-Party Contractor to prevent or circumvent such problem or delay. Amdocs shall cooperate with AT&T and AT&T Third-Party Contractors to resolve differences and conflicts arising between the Services and other activities undertaken by AT&T or AT&T Third-Party Contractors.

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                                                Agreement Number: 20070413.019.C

5.   [**]

5.1  AMDOCS RESPONSIBILITY.

     [**], Amdocs shall undertake all administrative activities necessary to obtain [**] for which Amdocs has responsibility under SECTION 6.4(A). At Amdocs' request, AT&T will cooperate with Amdocs in obtaining the [**] by executing certain AT&T-approved written communications and other documents prepared or provided by Amdocs. [**], Amdocs shall [**] Amdocs has [**] for which Amdocs has responsibility under SECTION 6.4(A).

5.2  AT&T RESPONSIBILITY.

     [**], AT&T shall undertake all administrative activities necessary to obtain [**] for which AT&T has responsibility under SECTION 6.4(A). At AT&T's request, Amdocs will cooperate with AT&T in obtaining the [**] by executing certain Amdocs-approved written communications and other documents prepared or provided by AT&T. [**], AT&T may [**] AT&T has [**] for which AT&T has responsibility under SECTION 6.4(A).

5.3  FINANCIAL RESPONSIBILITY FOR [**].

     Each Party shall [**] for which it has financial responsibility under
     SECTION 6.4(A) as applicable.

5.4  CONTINGENT ARRANGEMENTS.

     [**], the Party responsible for obtaining a [**] under SECTION 5.1 OR 5.2, as applicable [**], then, [**], Amdocs shall [**] as are necessary [**] following the date on which such [**], the Parties will [**] specified in this Agreement [**]. In addition, if either [**] under SECTION 5.1 OR 5.2, as applicable [**] or [**], AT&T may terminate the Agreement or any affected portion thereof [**]. Except as otherwise expressly provided herein, [**] under this Agreement and Amdocs shall [**] in connection with [**] or [**].

5.5  COOPERATION.

     Each Party shall cooperate with the other Party in obtaining any [**] for which the other

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                                                Agreement Number: 20070413.019.C

     Party has responsibility under SECTION 6.4(A), including [**], provided that nothing in this Section shall be interpreted to change [**] as otherwise described in this Agreement.

6. FACILITIES, SOFTWARE, EQUIPMENT, CONTRACTS AND ASSETS ASSOCIATED WITH THE PROVISION OF SERVICES.

6.1  SERVICE FACILITIES/LOCATION.

     (a) SERVICE FACILITIES. The Services shall be provided at or from (i) the AT&T Facilities described on SCHEDULE N.1, (ii) the Amdocs Facilities described on SCHEDULE N.2 or (iii) any other service location approved by AT&T. Except to the extent otherwise set forth in this Agreement or otherwise approved by AT&T, [**], Amdocs shall provide the Services from [**] at all times during the term of this Agreement.

Establishing New Locations:

               (1) NEW COUNTRY/CITY: In the event that Amdocs wants to perform Services in a country or city where it has not previously been approved to perform AT&T work, Amdocs must notify [**] to seek a formal approval from [**]. Requests for approval should be submitted to:

Senior Business Manager
1010 Pine Street 14-W-24
St. Louis MO 63101
Telephone Number: 314-331-[**]
Fax number: 314-235-[**]

               (2) NEW BUILDING IN APPROVED CITY: In the event that Amdocs wants to begin providing Services from a new building to perform AT&T work and it is within a city where Amdocs is currently working, Amdocs must (i) [**] (ii) [**], (iii) [**], and (iv) [**].

               (3)  ESTABLISHING SERVICE AFTER NEW LOCATION OR BUILDING IS
                    APPROVED: The Parties shall amend SCHEDULE N.2, to identify the new approved location or building and the scope of Services to be performed at such location or building.

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                                                Agreement Number: 20070413.019.C

     (b) AT&T FACILITIES. AT&T shall provide Amdocs with the use of and access to the AT&T Facilities (or equivalent space) described in SCHEDULE N.1 for the Term solely as necessary for Amdocs to perform the Services. All AT&T owned or leased assets provided for the use of Amdocs under this Agreement shall remain in AT&T Facilities unless AT&T otherwise agrees. In addition, [**] Amdocs shall [**]. Amdocs [**] under this Agreement. AT&T shall [**]. EXCEPT AS OTHERWISE SET FORTH HEREIN, [**].

     (c) FURNITURE, FIXTURES AND EQUIPMENT. The office facilities provided by AT&T for the use of Amdocs Personnel will be generally comparable to the office space occupied by (i) the Transitioned Employees prior to the Commencement Date or (ii) the then-standard office space occupied by similarly situated AT&T employees (including in the case of vacancies among the AT&T Personnel as of the Commencement Date); provided, however, that the office space provided by AT&T [**]. Such Amdocs Personnel shall be permitted to use office furniture, fixtures, standard desktops or laptops, phones and incidental office equipment provided by AT&T (the "AT&T-PROVIDED OFFICE EQUIPMENT"), which shall be [**] as of the Commencement Date. AT&T shall maintain and replace the AT&T-Provided Office Equipment in the same manner as similar equipment used by (i) the Transitioned Employees prior to the Commencement Date and (ii) similarly situated AT&T employees. Amdocs shall [**] all other office furniture, fixtures and equipment needed by Amdocs or Amdocs Personnel (including Transitioned Employees and including any special accommodations or evaluations required for Amdocs Personnel beyond those provided by AT&T to its similarly situated employees at such facilities) to provide the Services at the AT&T Facilities, and for all upgrades, replacements and additions to such AT&T-Provided Office Equipment; provided that such furniture and fixtures must be [**] by AT&T and meet AT&T's then-current standards and Strategic Decisions. Amdocs Personnel using the office facilities provided by AT&T will be accorded reasonable access to the communications wiring in such facilities (including fiber, copper and wall jacks) and the use of certain shared office equipment and services, such as photocopiers, local and long distance telephone service for AT&T-related (domestic U.S.A.) calls, telephone handsets, mail service, office support service (e.g., janitorial) heat, light, and air conditioning; provided that such access and usage shall be solely for and in connection with the provision of Services by such Amdocs Personnel; and provided further that Amdocs shall [**] if and to the extent [**]. Amdocs shall

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                                                Agreement Number: 20070413.019.C

          [**]. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED, [**]

     (d)  Amdocs' Responsibilities Regarding [**].

          (i) GENERAL. To the extent any Equipment provided or used by Amdocs or Amdocs Personnel is connected directly to [**], such Equipment shall be (i) subject to [**] by AT&T, (ii) in strict compliance with [**] and (iii) in strict compliance with [**]. Amdocs shall not [**]. Amdocs' interconnections to [**] under this Agreement shall be governed by the terms and conditions of the [**]. The definition of "[**]" under the [**] shall be deemed to include this Agreement and the definition of "[**]" under the [**] shall be deemed to include [**]. Upon the request of AT&T, the Parties shall execute and deliver a [**] under this Agreement.

          (ii) AT&T ELECTRONIC INFORMATION SYSTEMS POLICY. For the avoidance of doubt, AT&T electronic and computer resources are provided for the transaction of company business. The policy of AT&T with respect to information in electronic media (including but not limited to programs, databases, files, e-mail records) is no different from the policy concerning paper records. While AT&T at all times retains the right to inspect, record and/or remove all information made or kept by employees utilizing company resources, such inspection, recording, or removing takes place only on the basis of company need. Need includes but is not limited to management's determination that reasonable cause exists for belief that laws, AT&T policies or management directives have been, are being, or may be broken or violated.

     (e) AMDOCS' RESPONSIBILITIES. Except as provided in SECTIONS 6.1(A), (B) and (C) and SECTION 6.5, Amdocs shall be responsible for providing all furniture, fixtures, Equipment, space and other facilities required to perform the Services and all upgrades, improvements, replacements and additions to such furniture, fixtures, Equipment, space and facilities. Without limiting the foregoing, Amdocs shall (i) provide all maintenance, site management, site administration and similar services for the Amdocs Facilities, and (ii) provide uninterrupted power supply services for the designated Software, Equipment, Systems and facilities at the Amdocs Facilities.

     (f) PHYSICAL SECURITY. AT&T is responsible for the physical security of the AT&T

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                                                Agreement Number: 20070413.019.C

          Facilities; provided, that Amdocs shall be responsible for the safety and physical access and control of the areas that Amdocs is using in performing the Services and Amdocs shall not permit any person to have access to, or control of, any such area unless such access or control is permitted in accordance with control procedures approved by AT&T or any higher standard agreed to by AT&T and Amdocs. Amdocs shall be solely responsible for compliance by Amdocs Personnel with such control procedures, including obtaining advance approval to the extent required.

     (g) SECURITY. Except as provided in SECTION 6.1(F), Amdocs shall maintain and cause Amdocs Personnel to adhere to the operational, safety and security standards, requirements and procedures then in effect at the AT&T Facilities described in SECTION 6.1(A), as such standards, requirements and procedures may be modified by AT&T, and notified to Amdocs in writing (including through access to appropriate websites) or otherwise as contemplated in SECTION 6.3(B), from time to time.

     (h) EMPLOYEE SERVICES. Subject to applicable security requirements, AT&T will permit Amdocs Personnel to use certain employee facilities [**] at the AT&T Facilities that are [**]. The employee facilities in question [**] of Amdocs Personnel's permitted use shall be specified in writing by AT&T and shall be subject to modification [**]. Amdocs Personnel will not be permitted to use employee facilities designated by AT&T [**].

     (i) USE OF AT&T FACILITIES. Unless Amdocs obtains AT&T's prior written agreement, which may be withheld by AT&T in its sole discretion, Amdocs shall use the AT&T Facilities, and the Equipment and Software located therein, [**] to AT&T and the Eligible Recipients. AT&T reserves the right, upon [**], or such shorter time as AT&T may be required by Law, to relocate a AT&T Facility from which the Services are then being provided by Amdocs to another geographic location; provided that, in such event, [**]. In such event, AT&T shall [**]; provided that Amdocs notifies AT&T of such [**], obtains AT&T's approval prior to [**]; and uses commercially reasonable efforts to [**]. AT&T also reserves the right upon reasonable prior notice, to direct Amdocs to [**] provided by Amdocs and to thereafter [**]. In such event, AT&T shall [**], including, if applicable, [**]; provided that [**] in this Agreement and that Amdocs notifies AT&T of such [**], obtains AT&T's approval prior to [**].

RESTRICTED - PROPRIETARY INFORMATION

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                                                Agreement Number: 20070413.019.C

     (j) CONDITIONS FOR RETURN. If Amdocs desires to no longer utilize the AT&T Facilities as contemplated by SECTION 6.1 or are otherwise no longer required for performance of the Services, Amdocs shall notify AT&T as soon as practicable and Amdocs shall vacate and return such AT&T Facilities (including any improvements to such facilities made by or at the request of Amdocs) to AT&T in substantially the same condition as when such facilities were first provided to Amdocs, subject to reasonable wear and tear and any improvements to such facilities made by or at the request of Amdocs; provided, however, that Amdocs shall not be responsible for the acts of AT&T or its personnel or subcontractors (other than Amdocs and its Subcontractors and Affiliates) causing damage to such facilities.

     (k) NO VIOLATION OF LAWS. Amdocs shall (i) treat, use and maintain the AT&T Facilities in a reasonable manner, and (ii) ensure that neither Amdocs nor any of its Subcontractors commits, and use all reasonable efforts to ensure that no third party commits, any act in violation of any Laws in such Amdocs-occupied AT&T Facility or any act in violation of AT&T's insurance policies or in breach of AT&T's obligations under the applicable real estate leases in such Amdocs-occupied AT&T Facilities (in each case, to the extent Amdocs has received notice of such insurance policies or real estate leases or should reasonably be expected to know of such obligations or limitations).

     (l) To the extent Amdocs Personnel include "foreign persons" within the meaning of the U.S. export control Laws, such Amdocs Personnel may, subject to all applicable provisions of this Agreement, [**] unless otherwise specifically set forth in this Agreement, including an Order.

     (m) [**]. If Amdocs is given access to or use of, whether at AT&T's premises or through remote facilities, [**] in order for Amdocs to perform the Services, Amdocs [**] other than those specifically required to perform such Services. Amdocs shall (i) [**] other applicable provisions of this Agreement (ii) advise AT&T in writing of [**], and (iii) strictly follow all [**]. Upon AT&T's request, Amdocs shall provide [**] to perform Amdocs' obligations under this Agreement. All [**] disclosed to Amdocs and any information obtained by Amdocs [**] shall be deemed to be, and shall be treated as, AT&T Data pursuant to this Agreement. Amdocs shall cooperate with AT&T in the investigation of any apparent unauthorized access by Amdocs to AT&T's computer or electronic data storage systems or unauthorized release of AT&T Data by Amdocs or any Amdocs

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                               written agreement.


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                                                Agreement Number: 20070413.019.C

          Personnel.

          (i) Amdocs Personnel working offshore can only [**]. Amdocs Personnel located outside of the United States but not in [**] may not [**]. Any exceptions must be submitted in writing to the [**] for approval.

          (ii) As soon as reasonably possible after the execution of this Agreement and on an annual basis thereafter, Amdocs will, [**], perform [**], as mutually agreed by the Parties. Such [**] shall ensure that Amdocs will [**] and that Amdocs will be [**].

6.2  USE OF AMDOCS FACILITIES.

     During the term of this Agreement, Amdocs will provide to AT&T [**] (i) reasonable use of Amdocs facilities at Amdocs sites where the Services are being performed and (ii) access to reasonable work/conference space at Amdocs sites where the Services are being performed, for the conduct of AT&T's activities related to this Agreement.

6.3  AT&T RULES/EMPLOYEE SAFETY.

     (a) AT&T RULES AND COMPLIANCE. In performing the Services and using the AT&T Facilities, Amdocs shall observe and comply, and shall cause all Amdocs Personnel to comply, with all AT&T policies, rules and regulations (including the AT&T code of conduct) applicable to AT&T Facilities or the provision of the Services, including those set forth on SCHEDULE D.3 and those applicable to specific AT&T sites, all as have been provided to Amdocs in writing (collectively, "AT&T RULES"). AT&T agrees that, by the Commencement Date, AT&T will fully inform Amdocs of, and provide to Amdocs, the AT&T Rules. Amdocs shall be responsible for the promulgation and distribution of AT&T Rules to Amdocs Personnel as and to the extent necessary and appropriate. Additions or modifications to the AT&T Rules shall be communicated by AT&T in writing to Amdocs or Amdocs Personnel or may be made available to Amdocs or Amdocs Personnel by posting at an AT&T Facility, electronic posting or other means generally used by AT&T to disseminate such information to its employees or contractors. Amdocs and Amdocs Personnel shall observe and comply with such additional or modified AT&T Rules. To the extent that any such additions or modifications increase Amdocs' aggregate costs in performing the Services or Amdocs' responsibilities hereunder by more than [**] percent ([**]%), the Parties

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                                                Agreement Number: 20070413.019.C

          will address such impact through the provisions applicable to New Services under SECTION 11.5.

     (b) SAFETY AND HEALTH COMPLIANCE. Amdocs and Amdocs Personnel shall familiarize themselves with the premises and operations at each AT&T site or AT&T Facility at or from which Services are rendered and the AT&T Rules applicable to each such site. Amdocs and Amdocs Personnel shall observe and comply with the OSHA regulations, all applicable safety and environmental Laws, all industrial insurance, security and health regulations and all other Laws applicable to the use of each AT&T Facility or site or the provision of the Services communicated as provided in SECTION 6.3(A). Amdocs shall be responsible for ensuring Equipment, Software, Systems and Services for which it is financially and operationally responsible comply with such Laws and shall be responsible for any acts or omissions of Amdocs Personnel in contravention of such Laws. Amdocs and Amdocs Personnel also shall observe and comply with all AT&T Rules with respect to safety, health, security, industrial insurance and the environment and shall take all commercially reasonable precautions to avoid injury, property damage, spills or emissions of hazardous substances, materials or waste, and other dangers to persons, property or the environment. To the extent required by AT&T, Amdocs Personnel shall receive prescribed training prior to entering certain AT&T Facilities or sites.

6.4  SOFTWARE.

     (a)  Financial Responsibility.

          (i) AT&T shall be responsible for the costs of [**] associated with Amdocs' (and such Subcontractors described on SCHEDULE C.2 as of the Effective Date, but not other Subcontractors later added to SCHEDULE C.2) provision of the Services described in this Agreement with respect to Third-Party Software identified in SCHEDULES A and E and [**] required for any Software on any AT&T-Provided Office Equipment, solely to the extent that such Services are to be provided on-site at AT&T Facilities or from within the United States. AT&T shall be responsible for [**] on or after the Commencement Date associated with [**] used to provide the Services. Notwithstanding the foregoing, AT&T's responsibility for [**] shall be limited to [**].

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                                                Agreement Number: 20070413.019.C

          (ii) Except as set forth in SECTION 6.4(A)(I) or otherwise set forth in this Agreement, Amdocs shall be [**] on or after the Commencement Date, including [**] for which Amdocs has responsibility under SECTION 6.4(A)(I), [**].

          (iii) Except as set forth in SECTION 6.4(A)(I), Amdocs shall [**] on or after the Commencement Date [**].

     (b) OPERATIONAL RESPONSIBILITY. With respect to any Software and related Third-Party Contracts for which Amdocs is operationally responsible under SCHEDULES D.1, Amdocs shall be responsible for (i) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of such Software and related Third Party Contracts; (ii) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of new, substitute or replacement Software and related Third Party Contracts (including upgrades, enhancements, new versions or new releases of such Software); (iii) the performance, availability, reliability, compatibility and interoperability of such Software, each in accordance with this Agreement, [**]; (iv) the compliance with and performance of all operational, administrative and contractual obligations specified in such licenses and contracts; (v) the administration and exercise as appropriate of all rights available under such licenses and agreements; and (vi) [**] under such Software licenses [**] under this SECTION 6.4(B) (except to the extent that such failure [**] under this Agreement).

     (c)  Reserved.

     (d) RIGHTS UPON EXPIRATION/TERMINATION. Before Amdocs uses any Third-Party Software or related Third-Party Contracts (including maintenance and support agreements for Software), other than Third Party Software provided by AT&T to perform the Services, Amdocs shall use all commercially reasonable efforts to (i) obtain for AT&T, the Eligible Recipients and AT&T's designees the license, sublicense, assignment and other rights specified or described in SECTIONS 6.9 and 14.7, (ii) ensure that [**] (iii) ensure that [**] to Amdocs, and at least sufficient for the [**] the Services, as well as the [**], (iv) ensure that [**] of this Agreement [**] and (v) ensure that the rights of AT&T, the Eligible Recipients and AT&T's designees in such Third Party Software and Third-Party Contracts are [**]of this Agreement. If Amdocs is [**], it shall notify AT&T [**]. Amdocs

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                                                Agreement Number: 20070413.019.C

          and AT&T shall [**]. Amdocs shall not [**]. If Amdocs [**]. If AT&T [**], and Amdocs [**], then Amdocs [**].

     (e) EVALUATION OF THIRD-PARTY SOFTWARE. In addition to its obligations under SECTION 6.4(A) and (B) and in order to facilitate Strategic Decisions and AT&T's control of architecture, standards and plans pursuant to SECTION 9.5, Amdocs shall use all commercially reasonable efforts to evaluate any Third-Party Software selected by or for AT&T to determine whether such Software will adversely affect AT&T's environment and/or Amdocs' ability to provide the Services. Amdocs shall complete and report the results of such evaluation to AT&T within thirty (30) days of its receipt of AT&T's request; provided, that Amdocs shall use all commercially reasonable efforts to respond more quickly in the case of a pressing business need or an emergency situation.

     (f) [**]. With respect to all products and services procured by Amdocs [**] during the course of performing the Services, Amdocs shall use all commercially reasonable efforts to [**] such products and services (including [**]) except to the extent otherwise agreed by AT&T. If Amdocs [**], it shall [**].

6.5  EQUIPMENT.

     (a)  Reserved

     (b)  Reserved.

     (c) FINANCIAL RESPONSIBILITY. The Parties shall be financially responsible for Equipment, Equipment Leases and related Third Party Contracts as provided on SCHEDULE D.1.

     (d) OPERATIONAL RESPONSIBILITY. With respect to Equipment and related Third-Party Contracts for which Amdocs is operationally responsible under SCHEDULES D or D.1, Amdocs shall be responsible for (i) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of such Equipment and related Third-Party Contracts; (ii) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of new, substitute or replacement Equipment and related Third-Party Contracts; (iii) the performance, availability, reliability, compatibility and interoperability of such Equipment and related Third

RESTRICTED - PROPRIETARY INFORMATION

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                                                Agreement Number: 20070413.019.C

          Party Contracts, each in accordance with this Agreement, [**]; (iv) the compliance with and performance of all operational, administrative and contractual obligations with respect to such Equipment, leases and contracts, including nondisclosure obligations; (v) the administration and exercise as appropriate of all rights available with respect to such Equipment or agreements; and (vi) the [**] obligations under this
          SECTION 6.5(D) ([**] under this Agreement).

     (e) RIGHTS UPON EXPIRATION/TERMINATION. With respect to each of the [**] to be used to provide the Services and which [**], Amdocs shall use all commercially reasonable efforts to (i) [**] in SECTION 4.3(B)(IV),
          (ii) ensure that the [**], (iii) ensure that [**], and (iv) ensure that [**]. Except as specifically set forth in this Agreement, Amdocs shall not move or transfer such Equipment and related Third-Party Contracts without first having received AT&T's prior written consent. If [**]. If AT&T [**].

6.6  THIRD PARTY CONTRACTS.

     (a) FINANCIAL RESPONSIBILITY. In addition to the Third-Party Contracts identified in SECTIONS 6.4 and 6.5, Amdocs shall be responsible for [**] on or after the Commencement Date associated with [**], and for which AT&T does not have financial responsibility pursuant to SCHEDULE
          D.1. Amdocs also shall be responsible for [**] on or after the Commencement Date associated with new, substitute or replacement Third-Party Contracts used to provide the Services, and for which AT&T does not have [**] pursuant to SCHEDULE D.1.

     (b) OPERATIONAL RESPONSIBILITY. With respect to the Third-Party Contracts identified in SECTION 6.6(A), and the services and products provided thereunder, Amdocs shall, unless otherwise provided in SCHEDULE D, be responsible for (i) the evaluation, procurement, use, support, management, administration, operation and maintenance of such Third-Party Contracts and any new, substitute or replacement Third-Party Contracts; (ii) the performance, availability, reliability, compatibility and interoperability of such Third-Party Contracts and the services and products provided thereunder; (iii) the compliance with and performance of any operational, administrative or contractual obligations imposed on AT&T or Amdocs under such Third-Party Contracts, including nondisclosure obligations;

RESTRICTED - PROPRIETARY INFORMATION

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                                                Agreement Number: 20070413.019.C

          (iv) the administration and exercise as appropriate of all rights available under such Third-Party Contracts; and (v) [**] obligations under this SECTION 6.6.

     (c) RIGHTS UPON EXPIRATION/TERMINATION. With respect to [**] to be used to provide the Services other than Third Party Contracts provided by AT&T, Amdocs shall use all commercially reasonable efforts to (i) [**] the rights specified in SECTION 4.3(B)(VI), (ii) ensure that the granting of such rights [**], (iii) ensure that [**] to Amdocs and [**] and (iv) ensure that [**]. If Amdocs is [**] Amdocs to provide [**]. If AT&T [**], then Amdocs shall [**].

     (d) TELECOMMUNICATION/IP SERVICES. To the extent Amdocs uses telecommunication services or IP-based services (e.g., IP bandwidth) in connection with the provision of the Services or the performance of the other obligations under this Agreement [**] provided, further, however, Amdocs will [**].

     (e) [**]. With respect to all [**] services procured by Amdocs [**] during the course of performing the Services, Amdocs shall use all commercially reasonable efforts to [**] except to the extent otherwise agreed by AT&T. If Amdocs is [**]. If AT&T [**], then Amdocs shall [**].

6.7  ASSIGNMENT OF THIRD-PARTY CONTRACTS.

     (a) ASSIGNMENT AND ASSUMPTION. On and as of the Commencement Date, AT&T shall assign to Amdocs, and Amdocs shall assume and agree to perform all obligations related to, any Third-Party Contracts listed in SCHEDULE C. AT&T and Amdocs shall execute and deliver a mutually satisfactory assignment and assumption agreement with respect to such leases, licenses and agreements, evidencing the assignment and assumption provided for herein. AT&T represents and warrants that (i) it is not in default under such licenses, leases and Third-Party Contracts, (ii) all payments thereunder through the date of assignment are current, (iii) no payments or charges (including deferred payments) shall be payable by Amdocs to AT&T (or such third-party contractor) for benefits or services received by AT&T under such licenses, leases and Third-Party Contracts prior to the date of assignment and (iv) it is not aware of any defaults with respect to such license, leases and Third-Party Contracts.

     (b) ITEMS NOT ASSIGNABLE BY COMMENCEMENT DATE. With respect to any such Third-Party Contracts that cannot, as of the Commencement Date, be assigned to

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                                                Agreement Number: 20070413.019.C

          Amdocs without breaching their terms or otherwise adversely affecting the rights or obligations of AT&T or Amdocs thereunder, the performance obligations shall be deemed to be subcontracted or delegated to Amdocs (but only to the extent not prohibited under the terms and conditions of such Third Party Contract) until any requisite consent, notice or other prerequisite to assignment can be obtained, given or satisfied by Amdocs. It is understood that, from and after the Commencement Date, Amdocs, as a subcontractor or delegatee, shall be financially and operationally responsible for such Third-Party Contracts. Amdocs shall use commercially reasonable efforts to satisfy the consent, notice or other prerequisites to assignment and, upon Amdocs doing so, Third-Party Contracts shall immediately be assigned and transferred to and assumed by Amdocs.

     (c) NON-ASSIGNABLE ITEMS. If, after Amdocs using all commercially reasonable efforts for a reasonable period of time, a Third-Party Contract still cannot be assigned without breaching its terms or otherwise adversely affecting the rights or obligations of AT&T or Amdocs thereunder, the Parties shall take such actions and execute and deliver such documents as may be necessary to cause the Parties to realize the practical effects of the allocation of responsibilities intended to be effected by this Agreement.

     (d) MODIFICATION AND SUBSTITUTION. Except as otherwise provided in this Agreement, Amdocs may terminate, shorten or extend the Third-Party Contracts set forth on SCHEDULE C and may substitute or change suppliers relating to goods or services covered thereby; provided that, except as otherwise [**] under such Third-Party Contracts, (ii) shall [**]; (iii) shall [**] the Services; and (iv) [**], shall [**] applicable to Amdocs [**]. Amdocs' rights under the immediate preceding sentence are [**]. Amdocs shall [**].

     (e) [**]. Notwithstanding SECTION 6.7(D) or any contrary provisions in, or rights under, [**], Amdocs shall [**] prior to the Commencement Date for the periods set forth in SECTION 6.7(G) AND (F), respectively. Without limiting the generality of the foregoing, Amdocs shall [**] during the period after the Commencement Date set forth in SECTION 6.7(G) AND (F), respectively. Amdocs shall [**], including [**]. For such period of [**], to the extent that [**] in accordance with [**] under this Agreement, the provisions of SECTION 10.2 shall apply.

     (f) [**]. Amdocs shall [**] as of the Commencement Date for the period of [**] following the Commencement Date. During the period following the expiration

RESTRICTED - PROPRIETARY INFORMATION

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                                                Agreement Number: 20070413.019.C

          of such [**] and prior to the expiration of [**] immediately following the Commencement Date, Amdocs may [**] following the Commencement Date. There shall be [**] immediately following the Commencement Date. Notwithstanding the foregoing, in the event any [**], Amdocs may [**].

     (g)  [**].

          (i) In conjunction with [**], Amdocs shall use [**] as of the Commencement Date for the period of [**] following the Commencement Date. During the period following the expiration of such [**] and prior to the expiration of [**] immediately following the Commencement Date, Amdocs may reduce [**] following the Commencement Date. [**] immediately following the Commencement Date.

          (ii) In conjunction with [**], Amdocs shall [**] as of the Commencement Date for the period of [**] following the Commencement Date. [**] immediately following the Commencement Date.

          (iii) Notwithstanding the foregoing, in the event [**], Amdocs may [**].

6.8  LICENSE TO AT&T-OWNED SOFTWARE AND THIRD-PARTY SOFTWARE.

     (a) LICENSE TO AT&T-OWNED SOFTWARE. As of the Commencement Date, AT&T hereby grants Amdocs and, to the extent necessary for Amdocs to provide the Services, to Subcontractors designated by Amdocs that sign a written agreement with Amdocs to be bound by all of the terms contained herein applicable to such Software (such agreement to include the terms specified in this SECTION 6.8(A) as well as those pertaining to the ownership of such Software and any derivative materials developed by the Parties, the scope and term of the license, the restrictions on the use of such Software, the obligations of confidentiality, etc.) a non-exclusive, non-transferable, royalty-free right and license during the term of this Agreement to access, use, operate, copy and store the AT&T-Owned Software for the express and sole purpose of providing the Services. Except as is required for Amdocs to perform the Services in relation to the AT&T-Owned Software, Amdocs shall have no right to use the source code to such AT&T-Owned Software unless and to the extent approved in advance by AT&T. AT&T-Owned Software shall remain the sole and exclusive property of AT&T. Amdocs and its Subcontractors shall not (i) use any AT&T-Owned Software for the benefit

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                                                Agreement Number: 20070413.019.C

          of any person or Entity other than AT&T or the Eligible Recipients,
          (ii) except as is required for Amdocs to perform the Services in relation to the AT&T-Owned Software, separate or uncouple any portions of the AT&T-Owned Software, in whole or in part, from any other portions thereof or (iii) except as is required for Amdocs to perform the Services in relation to the AT&T-Owned Software, reverse assemble, reverse-engineer, translate, disassemble, decompile or otherwise attempt to create or discover any source or human-readable code, underlying algorithms, ideas, file formats or programming interfaces of the AT&T-Owned Software by any means whatsoever, without the prior approval of AT&T, which may be withheld at AT&T's sole discretion. Except as otherwise requested or approved by AT&T, Amdocs and its Subcontractors shall cease all use of AT&T-Owned Software upon the expiration or termination of this Agreement and the completion of any Termination Assistance Services requested by AT&T pursuant to SECTION
          4.3 and shall certify such cessation to AT&T in a notice signed by an officer of Amdocs and each applicable Subcontractor. [**].

     (b) LICENSE TO THIRD-PARTY SOFTWARE. Subject to each party [**], AT&T hereby grants to Amdocs, for the sole purpose of performing the Services and solely to the extent of AT&T's underlying rights, the same rights of access and use as AT&T possesses under the applicable software licenses with respect to AT&T-licensed Third-Party Software. AT&T shall provide Amdocs with such rights to the AT&T-licensed Third-Party Software sufficient for the Amdocs Personnel [**]. Amdocs shall notify AT&T of the existence of, [**], provided that Amdocs may request, and AT&T also shall grant such rights to [**]; provided that, Amdocs shall [**]. Amdocs and its Subcontractors shall comply with the duties, including use restrictions and those of nondisclosure, imposed on AT&T by such licenses. In addition, [**] all of the terms contained herein [**] to include the terms specified in this SECTION 6.8(B) as well as those pertaining to the ownership of such Software [**]. Except as otherwise requested or approved by AT&T (or the relevant licensor), Amdocs and its Subcontractors shall cease all use of such Third Party Software upon the expiration or termination of this Agreement and the completion of any Termination Assistance Services requested by AT&T pursuant to SECTION 4.3. [**]

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                                                Agreement Number: 20070413.019.C


6.9  LICENSE TO AMDOCS-OWNED MATERIALS AND THIRD-PARTY SOFTWARE.

     As of the Commencement Date and continuing through the Term and any period of performance of Termination Assistance Services, Amdocs hereby grants to AT&T and the Eligible Recipients, at no additional charge, a non-exclusive, royalty-free right and license to access and/or use the Amdocs-Owned Materials used in connection with the performance of the Services and, [**], the Third-Party Software as to which Amdocs holds the license or for which Amdocs is financially responsible under this Agreement (including related documentation, methodology and tools and all modifications, replacements, Upgrades, enhancements, improvements, methodologies, tools, documentation, materials and media related thereto), to the extent necessary to (i) receive the full benefit of the Services, (ii) perform or have performed services of the nature of the Services, including in-scope processes and services, (iii) monitor, access, interface with or use the Materials then being used in the performance of the Services, and (iv) perform or have performed ancillary services and functions, including related information technology services and functions; provided, however, that prior to an AT&T Third-Party Contractor being provided access to Amdocs-Owned Materials for any such purpose, such AT&T Third-Party Contractor shall first enter into a non-disclosure agreement with Amdocs, in form substantially as set forth in EXHIBIT 6. Amdocs-Owned Materials shall remain the sole and exclusive property of Amdocs. The provisions of this SECTION 6.9 are subject to any amendment the Parties may enter into pursuant to SECTIONS 14.2 and 14.3. For the avoidance of doubt, provision is made in SECTION 14.7 for continuing rights and licenses to access and use following termination of this Agreement.

6.10 ASSET TRACKING

     Amdocs shall track any Software licenses and/or Equipment provided by AT&T for use by the Amdocs Personnel in performing the Services and provide periodic Reports to AT&T specifying the then current inventory of such assets [**].

6.11 MANAGED THIRD PARTIES

     (a) FULLY MANAGED THIRD PARTIES. With respect to Managed Third Parties designated on SCHEDULE C as "Fully Managed Third Parties" and any substitute or replacement therefor (each a "FULLY MANAGED THIRD PARTY"), Amdocs shall

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          ensure that such Fully Managed Third Parties perform in accordance with this Agreement, [**], and comply with all applicable duties and obligations imposed on Amdocs under this Agreement. Unless otherwise specified in SCHEDULE C or agreed in writing by the Parties, the performance of such Fully Managed Third Parties shall be included in determining Amdocs' compliance with applicable [**] in SCHEDULE F and Amdocs shall be responsible for any [**]. Amdocs shall manage each such Fully Managed Third Party and administer each such Third Party Contract as described in SECTION 6.11(B)(I)-(IX) below. Upon the expiration or termination for cause or convenience of a Fully Managed Third Party contract, Amdocs shall be responsible for the continued performance of the services in accordance with this Agreement and shall either provide such services itself or enter into a contract for such services with a replacement Fully Managed Third Party.

     (b) GENERAL MANAGED THIRD PARTIES. With respect to Managed Third Parties identified on SCHEDULE C as "General Managed Third Parties," and any substitute or replacement therefor (each a "GENERAL MANAGED THIRD PARTY"), Amdocs shall perform the following activities with respect to the management and administration of [**], except as modified in SCHEDULE C:

          (i)  manage [**];

          (ii) as requested by AT&T, work with AT&T to manage [**] to provide the Services;

          (iii) oversee [**];

          (iv) notify AT&T [**]);

          (v)  escalate [**];

          (vi) monitor and manage [**];

          (vii) communicate to AT&T [**]; and

          (viii) recommend [**]; and

          (ix) at AT&T's request, participate and assist in [**].

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     (c)  FINANCIAL RESPONSIBILITY. Unless otherwise specified in this SCHEDULE
          C or agreed in writing by the Parties, [**].

6.12 NOTICE OF DEFAULTS.

     AT&T and Amdocs shall promptly inform the other Party in writing of any breach of, or misuse or fraud in connection with, any Third-Party Contract, Equipment Lease or Third-Party Software license used in connection with the Services of which it becomes aware and shall cooperate with the other Party to prevent or stay any such breach, misuse or fraud.

7.   SERVICE LEVELS.

7.1  GENERAL.

     Except as may be otherwise expressly specified as a Service Level, Amdocs shall perform the Services at (i) the levels of accuracy, quality, completeness, timeliness, responsiveness and productivity that are equal to or higher than both the accepted industry norms applicable to the performance of such Services by top-tier service providers; (ii) if higher, the documented or otherwise verifiable levels of accuracy, quality, completeness, timeliness, responsiveness and productivity received by AT&T or the Eligible Recipients in the [**] prior to the Commencement Date;
     (iii) to be in compliance with any Federal and/or State Regulatory Order; or (iv) to meet any AT&T customer contractual commitment where Amdocs has previously been advised of such contractual commitment. Without limiting the generality of the foregoing or the other obligations of Amdocs, Amdocs shall perform the Services so as to meet or exceed the Service Levels set forth in SCHEDULE F. If more than one Service Level applies to any particular obligation of Amdocs, Amdocs shall [**]. Amdocs shall be responsible for [**], provided that nothing in the foregoing shall be interpreted to prevent the application of SECTION 10.2.

7.2  SERVICE LEVEL [**].

     Amdocs recognizes that AT&T is paying Amdocs [**]. The service levels required of Amdocs include (i) [**] set forth in SCHEDULE F, (ii) service levels required of the [**]and (iii) service levels required of the [**] (including [**], imposed by the FCC, and/or imposed by any State telecommunications regulatory authority) ("SERVICE LEVELS"). [**], then Amdocs [**] specified in SCHEDULE F, in applicable interconnection

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     agreement(s), tariff(s), agreement(s) or serving arrangement(s), or by Law
     ("[**]") in [**]. Under no circumstances shall [**]. However, if AT&T [**], Amdocs shall be entitled to [**].

7.3  PROBLEM ANALYSIS.

     If Amdocs fails to provide Services in accordance with the Service Levels and this Agreement, Amdocs shall (after restoring service or otherwise resolving any immediate problem), in addition to fulfilling its obligations under SECTIONS 17.1(F) and 17.1(O): (i) promptly investigate and report on the causes of the problem; (ii) provide a Root Cause Analysis of such failure as soon as practicable, after such failure or AT&T's request; (iii) use all commercially reasonable efforts to implement remedial action and begin meeting the Service Levels as soon as practicable; (iv) advise AT&T of the status of remedial efforts being undertaken with respect to such problem; (v) demonstrate to AT&T's reasonable satisfaction that the causes of such problem have been or will be corrected on a permanent basis; and
     (v) to the extent that [**] Amdocs shall, in addition to its other obligations under this Agreement, [**]. Amdocs shall [**]; provided that, [**], Amdocs shall [**] and shall notify AT&T [**].

7.4  MEASUREMENT AND MONITORING.

     Except for Service Levels that AT&T chooses to measure and monitor itself, Amdocs shall, [**], implement measurement and monitoring tools and metrics as well as standard reporting procedures, all acceptable to AT&T, to measure and report Amdocs' performance of the Services against the applicable Service Levels. AT&T [**] shall have [**]. Amdocs shall [**]. Amdocs also shall [**] by Amdocs [**]. AT&T shall [**] with their use.

7.5  [**].

     (a) [**]. Within sixty (60) days after the Commencement Date, Amdocs shall [**] to be provided under this Agreement in accordance with [**] and shall [**] shall thereafter [**] hereunder. Thereafter, Amdocs shall [**] and procedures specified in [**]. Amdocs shall be [**] pursuant to this SECTION 7.5(A).

     (b) [**], AT&T may [**] by AT&T or such other party as AT&T may select. [**], Amdocs shall [**].

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     (c)  [**] pursuant to SECTION 7.5(A) or (B) [**], Amdocs shall [**]. AT&T and Amdocs shall [**]; provided, that the [**]. Amdocs' [**] Amdocs and the [**] shall be completed. Following [**], Amdocs will [**].

7.6  NOTICE OF DEFAULT.

     If Amdocs [**] under this Agreement or any other [**], or (ii) that has [**] Amdocs shall [**] and Amdocs and AT&T shall [**].

8.   PERSONNEL.

8.1  TRANSITIONED PERSONNEL.

     (a)  [**].

          (i) [**] after the Effective Date, but in no event before [**], Amdocs shall [**]. Included with [**]. Amdocs shall [**]. Amdocs shall [**] Amdocs [**].

          (ii) [**]:

               (1)  [**] Amdocs [**]; or

               (2)  [**], Amdocs shall [**] hereunder.

          (iii) [**]:

               (1)  [**] Amdocs [**]; or

               (2) [**], Amdocs shall [**] as a Transitioned Employee hereunder.

          (iv) [**].

               (1)  [**]. Amdocs shall [**]; and

               (2)  [**]. Amdocs shall [**]:

          (a)  On [**] of the Commencement Date, [**];

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                                                Agreement Number: 20070413.019.C

          (b)  On [**] of the Commencement Date, [**]).

               (3)  [**] in connection with this Agreement, AT&T shall [**].

          (v)  [**], Amdocs shall [**] as a Transitioned Employee hereunder.

     (b) ADDITIONAL TRANSITIONED EMPLOYEES. [**] following the Commencement Date, [**] shall be as set forth in this ARTICLE 8, [**] as Transitioned Employees [**].

     (c) [**] TRANSITIONED EMPLOYEES. [**] following the Commencement Date, [**], one or more Transitioned Employees [**]. Amdocs shall [**] any such Transitioned Employee(s), provided, however, that AT&T shall [**]. AT&T shall [**].

     (d) [**]. Amdocs shall [**] Transitioned Employee [**] Amdocs shall [**] the Transitioned Employees [**] the Commencement Date, [**] the Commencement Date [**] There shall be [**] the Commencement Date. For purposes of this provision, [**] the Transitioned Employee's [**]. Amdocs may, [**] with Amdocs. [**] Transitioned Employee [**] the Commencement Date, Amdocs may [**] Transitioned Employee [**] Transitioned Employee. If a Transitioned Employee's [**] by Amdocs [**] with Amdocs, Amdocs shall [**] the Transitioned Employee [**] on the Effective Date, [**] the Transitioned Employee [**] on the date [**].

     (e)  [**]. This Agreement is not intended to [**]. Amdocs will [**].

     (f)  [**]. To the extent [**] Amdocs, Amdocs shall [**] with this ARTICLE
          8.

     (g) [**], Amdocs shall have [**] the Commencement Date, [**] applicable contractor.

8.2  EMPLOYEE BENEFIT PLANS.

     (a) GENERAL. Except as otherwise provided in this ARTICLE 8, Amdocs shall [**] that are made [**]. Amdocs has [**]. During the term of this Agreement and any extensions thereof, [**] shall be, [**], except as provided below.

     (b) [**]. Except as otherwise provided in this ARTICLE 8, the [**], shall be [**], as applicable.

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                                                Agreement Number: 20070413.019.C

     (c) [**]. Subject to the [**] will be determined by Amdocs; provided, however, that [**] in accordance with SECTION 8.2(B) and [**]. AT&T shall [**].

     (d)  [**]. Amdocs will [**]. Amdocs' [**].

     (e) [**]. During the term of this Agreement, Amdocs shall [**] shall be subject to the [**]. Amdocs shall [**] in accordance with SECTION 8.2(B).

     (f)  [**] provided by Amdocs [**].

     (g)  [**] Amdocs [**]. AT&T shall [**], Amdocs shall [**].

     (h)  [**] Amdocs [**].

     (i) [**]. Subject to the provisions of Section 8.1(a) and without limiting the provisions of SECTION 8.1(d), [**] shall be [**] Amdocs [**] in accordance with Section 8.2(b) [**].

     (j) [**]. Amdocs shall [**] for this purpose in accordance with SECTION 8.2(B).

     (k)  [**] shall be [**].

     (l) OTHER EMPLOYEE MATTERS. As of the Employment Effective Date, the Transitioned Employees shall be employees of Amdocs for all purposes. Amdocs shall be responsible [**] for paying any compensation and remitting any income, disability, withholding and other employment taxes for such Transitioned Employees beginning on the Employment Effective Date. Unless otherwise agreed, AT&T shall be responsible for
          (i) funding and distributing benefits under the AT&T benefit plans in which Transitioned Employees participated prior to the Employment Effective Date, (ii) for paying any compensation and remitting any income, disability, withholding and other employment taxes for such Transitioned Employees and (iii) any other employment-related claim not arising out of the transactions contemplated by this Agreement for the period prior to the Employment Effective Date of such Transitioned Employee. Subject to Transitioned Employee consent where required, and subject to applicable Law, AT&T shall provide Amdocs with such information in AT&T's possession reasonably requested by Amdocs in order to fulfill its obligations under this ARTICLE 8.

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                                                Agreement Number: 20070413.019.C

8.3  DESIGNATED AMDOCS PERSONNEL AND CRITICAL SUPPORT PERSONNEL.

     (a)  [**] Designated Amdocs Personnel.

          (i)  [**] DESIGNATED AMDOCS PERSONNEL [**].

          (ii) Amdocs shall [**]. Amdocs shall [**], shall provide [**], and shall provide [**] as may be [**]. If the Parties [**].

          (iii) AT&T may [**] under this Agreement [**].

     (b) [**] DESIGNATED AMDOCS PERSONNEL. Amdocs shall [**] under this Agreement. In the event [**] Amdocs shall [**]. Amdocs shall [**] in accordance with SECTION 8.3(A)(II) and [**] under this Agreement. [**].

     (c) [**] PERSONNEL. Amdocs shall [**] under this Agreement [**]. In the event [**], Amdocs shall [**]. Without limiting the foregoing, Amdocs agrees to [**] the Commencement Date. Amdocs and AT&T shall [**] the Commencement Date.

     (d)  [**]. Amdocs will [**].

8.4  [**] TRANSITIONED EMPLOYEES.

     (a) To the extent that Amdocs, in accordance with the other provisions of this Agreement, [**] Amdocs shall use its good faith and reasonable efforts [**].

8.5  [**].

     [**].

8.6  [**] DESIGNATED AMDOCS PERSONNEL.

     [**], and Amdocs Personnel [**] the extent to which Amdocs has [**] under this Agreement; [**]. AT&T shall [**] identified above [**].

8.7  AMDOCS PERSONNEL ARE NOT AT&T EMPLOYEES.

     Except as otherwise expressly set forth in this Agreement, the Parties intend to create an independent contractor relationship and nothing in this Agreement shall operate or be

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     construed as making AT&T or Amdocs partners, joint venturers, principals, joint employers, co-employers, agents or employees of or with the other. No officer, director, employee (including Transitioned Employees), agent, Affiliate, contractor or subcontractor retained by Amdocs to perform work on AT&T's behalf hereunder shall be deemed to be an officer, director, employee, agent, Affiliate, contractor or subcontractor of AT&T for any purpose. Amdocs, not AT&T, has the right, power, authority and duty to supervise and direct the activities of the Amdocs Personnel and to compensate such Amdocs Personnel for any work performed by them on AT&T's behalf pursuant to this Agreement. Amdocs, and not AT&T, shall be responsible and therefore solely liable for all acts and omissions of Amdocs Personnel.

8.8  REPLACEMENT, QUALIFICATIONS AND RETENTION OF AMDOCS PERSONNEL.

     (a) SUFFICIENCY AND SUITABILITY OF PERSONNEL. Amdocs shall assign (or cause to be assigned) sufficient Amdocs Personnel to provide the Services in accordance with this Agreement and to ensure that [**]. Such Amdocs Personnel shall possess suitable competence, ability and qualifications and shall be properly educated and trained for the Services they are to perform. Without limiting the foregoing, [**] the Amdocs Personnel as of the Commencement Date.

     (b) REQUESTED REPLACEMENT. In the event that AT&T determines that the continued assignment to AT&T of any Amdocs Personnel (including Designated Amdocs Personnel) is not in the best interests of AT&T, then AT&T shall give Amdocs notice to that effect requesting that such Amdocs Personnel be replaced. Promptly after its receipt of such a request by AT&T, the Parties will discuss in good faith appropriate corrective measures designed to address AT&T's concerns (such agreement not to be unreasonably withheld by either Party), which shall commence [**] days after the Parties begin to discuss corrective measures. If: (i) [**] days after the commencement of agreed-upon corrective measures, the Parties are unable to agree that the corrective measurements have resolved the problem; or (ii) at any time, if AT&T reasonably believes such Amdocs Personnel will create legal liability to AT&T or an Eligible Recipient, Amdocs shall, upon AT&T's request, replace (or cause to be replaced) as promptly as possible such Amdocs Personnel with an individual of suitable ability and qualifications, without cost to AT&T. Nothing in this provision shall operate or be construed to limit Amdocs' responsibility for the acts or omission of the Amdocs Personnel.

     (c) [**] DATA. If AT&T determines that [**], Amdocs shall [**]. Notwithstanding

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          [**], Amdocs shall [**].

     (d)  [**]. With respect to [**], Amdocs shall [**], Amdocs shall [**].

     (e) [**] PERFORMING SERVICES [**]. Amdocs shall require that all Amdocs Personnel who are, or who are expected to be, engaged in the performance of Services to AT&T or the Eligible Recipients execute a non-disclosure agreement with Amdocs with terms no less protective of AT&T's Proprietary Information as provided under this Agreement. [**] to perform services [**]. For the purposes of the foregoing, [**]. From time to time, and in any event upon [**], Amdocs shall [**]. Upon [**] from time to time, Amdocs shall [**], and Amdocs shall [**] pursuant to the foregoing sentence.

     (f) [**] EMPLOYEES. [**] to provide Services [**]; provided that [**]. Amdocs will [**]. To the extent that [**], the Party will notify the other Party and Amdocs will [**].

8.9  CONDUCT OF AMDOCS PERSONNEL.

     (a)  CONDUCT AND COMPLIANCE. While at AT&T sites, Amdocs Personnel shall
          (i) comply with the AT&T Rules and other rules and regulations regarding personal and professional conduct generally applicable to personnel at such AT&T sites (and communicated orally or in writing to Amdocs or Amdocs Personnel or made available to Amdocs or Amdocs Personnel by conspicuous posting at a AT&T Facility, electronic posting or other means generally used by AT&T to disseminate such information to its employees or contractors), (ii) comply with reasonable requests of AT&T personnel pertaining to personal and professional conduct and (iii) otherwise conduct themselves in a businesslike manner.

     (b) IDENTIFICATION OF AMDOCS PERSONNEL. All Amdocs Personnel shall clearly identify themselves as Amdocs Personnel and not as employees of AT&T. This shall include any and all communications, whether oral, written or electronic. Each Amdocs Personnel shall wear a badge indicating that he or she is not an employee of AT&T.

     (c) RESTRICTION ON MARKETING ACTIVITY. Except for marketing representatives designated in writing by Amdocs to AT&T, none of the Amdocs Personnel shall conduct any marketing activities at AT&T, other than, subject to SECTION 13.4,

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          reporting potential marketing opportunities to Amdocs' designated marketing representatives.

8.10 SUBSTANCE ABUSE.

     Amdocs shall immediately remove (or cause to be removed) any Amdocs Personnel who is known to be or reasonably suspected of engaging in substance abuse while on a AT&T site, in a AT&T vehicle or while performing Services. In the case of reasonable suspicion, such removal shall be pending completion of the applicable investigation. Substance abuse includes the sale, attempted sale, possession or use of illegal drugs, drug paraphernalia or, to the extent not permitted on AT&T sites, alcohol or the misuse of prescription or non-prescription drugs. Amdocs represents and warrants that it has and will maintain a substance abuse policy and that such policy will be applicable to all Amdocs Personnel performing Services under this Agreement. Amdocs represents and warrants that it shall require its Subcontractors and Affiliates providing Services to have and maintain such policy and practices and to adhere to this provision.

8.11 UNION AGREEMENTS.

     Amdocs shall provide AT&T not less than ninety (90) days' notice of the expiration of any collective bargaining agreement with unionized Amdocs Personnel if the expiration of such agreement or any resulting labor dispute could potentially interfere with or disrupt the business or operations of AT&T or an Eligible Recipient or impact Amdocs' ability to timely perform its duties and obligations under this Agreement, provided that such obligation to notify shall not limit Amdocs' obligation to perform the Services or its other obligations under this Agreement.

8.12 LABOR DISPUTES

     (a) Amdocs understands that the performance, during a labor dispute between AT&T and the union(s) representing AT&T's employees, of work ordinarily performed by said employees, may result in Amdocs' being viewed as a legal ally of AT&T under the labor laws of the United States, as a consequence of which Amdocs and Amdocs' business premises may be lawfully subjected to picketing, handbilling or other forms of communication to the public by striking employees of AT&T, or their union representatives.

     (b) In the event of a labor dispute between AT&T and the union(s) representing

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          AT&T Personnel, AT&T may [**], including the [**] the commencement of a labor dispute. Where AT&T [**] shall be reasonably [**].

     (c) The rights and obligations of the Parties under this SECTION 8.12 are [**] their respective rights under SECTIONS 21.2, 21.9 and 18.2.

9.   AMDOCS RESPONSIBILITIES.

9.1  POLICY AND PROCEDURES MANUAL.

     (a) DELIVERY AND CONTENTS. [**], Amdocs shall deliver to AT&T for its review, comment and approval (i) an outline of the topics to be addressed in the Policy and Procedures Manual within [**] days after the Effective Date, and (ii) a final draft of the Policy and Procedures Manual [**] days after the Effective Date (the "POLICY AND PROCEDURES MANUAL"). At a minimum, the Policy and Procedures Manual shall include the following:

          (i) a detailed description of the Services and the manner in which each will be performed by Amdocs, including (A) the Equipment, Software and Systems to be procured, operated, supported or used;
               (B) documentation (including operations manuals, user guides, specifications, policies/procedures and disaster recovery plans) providing further details regarding such Services; and (C) the specific activities to be undertaken by Amdocs in connection with each Service, including, where appropriate, the direction, supervision, monitoring, staffing, reporting, planning and oversight activities to be performed by Amdocs under this Agreement;

          (ii) the procedures for AT&T/Amdocs interaction and communication, including (i) call lists; (ii) procedures for and limits on direct communication by Amdocs with AT&T personnel; (iii) problem management and escalation procedures; (iv) priority and project procedures; (v) acceptance testing, including conditional acceptance; (vi) testing and demonstration procedures; (vii) quality assurance procedures and checkpoint reviews; and (viii) annual and quarterly financial objectives, budgets, and performance goals;

          (iii) practices and procedures addressing such other issues and matters as AT&T shall require; and

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          (iv) the other topics and issues addressed in SCHEDULE D, PART 5.

Amdocs shall [**].

     (b) REVISION AND MAINTENANCE. Amdocs shall incorporate any reasonable comments or suggestions of AT&T into the Policy and Procedures Manual and shall deliver a final revised version to AT&T [**] days of its receipt of such comments and suggestions for AT&T's approval. The Policy and Procedures Manual will be delivered and maintained by Amdocs in hard copy and electronic formats and will be accessible electronically to AT&T information technology management and End Users in a manner consistent with AT&T's security policies.

     (c) COMPLIANCE. Amdocs shall perform the Services in accordance with AT&T's then-current policies and procedures as communicated to Amdocs in writing (including through access to appropriate websites(s) or as communication is otherwise contemplated under SECTION 6.3(B), until the Policy and Procedures Manual is finalized and agreed upon by the Parties. Thereafter, Amdocs shall perform the Services in accordance with the Policy and Procedures Manual. In the event of a conflict between the provisions of this Agreement and the Policy and Procedures Manual, the provisions of this Agreement shall control unless the Parties expressly agree otherwise and such agreement is set forth in the relevant portion of the Policy and Procedures Manual.

     (d) MODIFICATION AND UPDATING. Amdocs shall promptly modify and update the Policy and Procedures Manual monthly to reflect changes in the operations or procedures described therein and to comply with AT&T's Strategic Decisions as described in SECTION 9.5. Amdocs shall provide the proposed changes in the manual to AT&T for review, comment and approval. To the extent any such change could (i) increase AT&T's total costs of receiving the Services; (ii) require material changes to AT&T facilities, systems, software or equipment; (iii) have a material adverse impact on the functionality, interoperability, performance, accuracy, speed, responsiveness, quality or resource efficiency of the Services; or (iv) violate or be inconsistent with [**].

9.2  GOVERNANCE.

     Amdocs shall participate in, and fulfill its obligations under, SCHEDULE D,
     PART 4.

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9.3  REPORTS.

     (a) REPORTS. Amdocs shall provide AT&T with reports pertaining to the performance of the Services and Amdocs' other obligations under this Agreement sufficient to permit AT&T to monitor and manage Amdocs' performance, including those required under this Agreement ("REPORTS"). The Reports to be provided by Amdocs shall include those described in SCHEDULE Q in the format and at the frequencies provided therein. In addition, from time to time, AT&T may identify additional Reports to be generated by Amdocs and delivered to AT&T on an ad hoc or periodic basis. All Reports shall be [**]. The Reports [**].

     (b) BACK-UP DOCUMENTATION. As part of the Services, Amdocs shall provide AT&T with such documentation and other information available to Amdocs as may be reasonably requested by AT&T from time to time in order to verify the accuracy of the Reports provided by Amdocs. In addition, Amdocs shall provide AT&T with [**] this Agreement.

     (c) CORRECTION OF ERRORS. [**], Amdocs shall promptly correct any errors or inaccuracies in or with respect to the Reports, the information or data contained in such Reports or other contract deliverables caused by Amdocs or its agents, Subcontractors, Managed Third Parties or third-party product or service providers.

9.4  QUALITY ASSURANCE.

     (a) PROCESSES AND PROCEDURES. Amdocs shall develop and implement quality assurance processes and procedures (including the procedures otherwise specified in this SECTION 9.4) to ensure that the Services are performed in an accurate and timely manner, [**]. Such procedures shall include verification, checkpoint reviews, testing, acceptance and other procedures for AT&T to assure the quality and timeliness of Amdocs' performance. Amdocs shall submit such processes and procedures to AT&T for its review, comment and approval within [**] days after the Effective Date. Upon AT&T's approval, such processes and procedures shall be included in the Policy and Procedures Manual. Prior to the approval of such processes and procedures by AT&T, Amdocs shall adhere strictly to AT&T's then-current policies and procedures where Supplier has previously been advised of such policies and procedures by AT&T or such Eligible Recipient

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          (including through access to appropriate website(s)). [**] with the
          Service Levels and other terms of this Agreement.

     (b) MATERIALS QUALITY. Amdocs hereby agrees that Materials furnished hereunder by Amdocs have or will have undergone or have or will have been subject to appropriate quality control measures and procedures, including performance measurements, testing, quality process reviews or inspections prior to delivery to AT&T.

     (c) AMDOCS PERFORMANCE PROGRAM. Both Parties hereby agree to participate in the Amdocs Performance Program (hereinafter "PROGRAM") described below. The Program is a program to assist Amdocs in self-identifying areas of deficiency that may develop in Amdocs' performance as it relates to fulfilling its obligations under this Agreement. Participation in or use of, the Program does not negate or diminish Amdocs' responsibilities as it relates to its requirements to perform its obligation as defined elsewhere in this Agreement nor does it negate, diminish or waive AT&T's rights or remedies as defined elsewhere in this Agreement. If there is a conflict between the Program and other sections of this Agreement, the other sections of the Agreement shall control.

Amdocs shall:

          (i) Continuously monitor its performance relative to certain measurable performance indices such as product performance, service performance and on-time delivery. Performance measurements collected for the purposes of the Program (hereinafter "DATA") will be defined by AT&T and communicated to Amdocs from time to time.

          (ii) Collect and report to AT&T the Data relating to Amdocs' performance as requested by AT&T. The Data must be entered by Amdocs in AT&T's supplier web site in a format that is designated by AT&T.

          (iii) Conduct a self-evaluation of its performance based on the analysis of the Data reported. In those areas where Amdocs' performance deviates from [**], Amdocs shall [**].

          (iv) Cooperate fully with AT&T's supplier performance management team to coordinate Amdocs' activities as they relate to the Program. This includes

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               participation in planning meetings, audits, feedback sessions and issue resolution.

AT&T shall:

(i) Define the Data requirements that Amdocs will monitor and report.

(ii) Provide Amdocs with access to AT&T's supplier website [**] for the purposes of entering Amdocs' data.

(iii) Generate Performance Reports summarizing the Data and provide Amdocs with periodic feedback evaluating its performance. AT&T's supplier performance management team will assist Amdocs in resolving any internal AT&T issues that may impact Amdocs' performance.

     (d) AMDOCS RECOMMENDATIONS. At least once each Contract Year, Amdocs shall [**] make written recommendations to AT&T with respect to the efficiency and cost-effectiveness of the Services, including bringing to AT&T's attention any existing or planned promotional offerings of Amdocs, Service upgrades or additional services that Amdocs believes may be of value to AT&T or an Eligible Recipient, and recommending reconfigurations that optimize delivery of Services to Amdocs efficiently and eliminate unwanted redundancy.

     (e) SAVINGS CLAUSE. Nothing contained in this SECTION 9.4 will diminish Amdocs' obligation to deliver Materials in conformance to Amdocs' warranty obligations under this Agreement.

9.5  [**] STRATEGIC DECISIONS AND AUTHORITY.

     (a) [**] STRATEGIC DECISIONS AND AUTHORITY. Notwithstanding any provision in this Agreement to the contrary, [**]. For purposes of the foregoing:

          (i)  [**], Amdocs shall [**]; provided, however, [**];

          (ii) [**], AT&T shall [**].

     (b) AMDOCS SUPPORT. [**], Amdocs shall provide assistance to AT&T, in (i) AT&T's making of Strategic Decisions, (ii) defining information technology architectures and standards and (iii) preparing long-term strategic information technology plans and short-term implementation plans for such environment. The

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          assistance to be provided by Amdocs shall include (i) active participation with AT&T representatives on permanent and ad-hoc committees and working groups addressing such issues; (ii) assessments of the then-current architectures, standards and systems; (iii) analyses of Strategic Decisions and/or architectures, standards and systems in light of business priorities, business strategies and competitive market forces identified by AT & T; and (iv) recommendations regarding architectures and platforms, software and hardware products, information technology strategies and directions and other enabling technologies. With respect to each recommendation, Amdocs shall provide high-level estimates and analyses of the following: (i) cost projections and cost/benefit analyses; (ii) the changes, if any, in the personnel and other resources required to operate and support the changed environment; (iii) the resulting impact on AT&T's information technology costs; (iv) the expected performance, quality, responsiveness, efficiency, reliability and other service levels; and (v) general plans and high-level projected times for development and implementation.

     (c) [**] SUPPORT. On a monthly basis, Amdocs shall provide [**]. In addition, on an annual basis, Amdocs shall provide information to AT&T regarding opportunities to modify or improve the Services.

     (d) AMDOCS [**], AT&T shall [**]. Amdocs shall (i) comply [**], (ii) [**] and (iii) [**].

9.6  CHANGE MANAGEMENT.

     (a) COMPLIANCE WITH CHANGE MANAGEMENT PROCEDURES. The change management procedures ("CHANGE MANAGEMENT PROCEDURES") shall be fully documented in the Policy and Procedures Manual and shall conform to the provisions of this SECTION 9.6, shall further [**] and shall use the change control system and tools specified by AT&T. Prior to making any Change or using any new (e.g., not tested in or for the AT&T environment) Software or Equipment to provide the Services, Amdocs shall have verified by appropriate testing that the change or item has been properly installed, is operating in accordance with its specifications, is performing its intended functions in a reliable manner and is compatible with and capable of operating as part of the AT&T environment. This obligation shall be in addition to [**].

     (b) CHANGE COSTS. Without limiting AT&T's right of approval under SECTION 9.6(C),

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          unless otherwise specified in SCHEDULE D or expressly approved by
          AT&T, [**] associated with (i) the design, installation, implementation, testing and rollout of such Change, (ii) any modification or enhancement to, or substitution for, any impacted Software, Equipment or System, (iii) any increase in the cost to AT&T of operating, maintaining or supporting any impacted Software, Equipment or System and (iv) subject to SECTION 9.6(I), any increase in resource usage to the extent it results from a Change.

     (c) [**]. Amdocs shall [**] the Services; (ii) require material changes to AT&T facilities, systems, software, utilities, tools or equipment;
          (iii) require [**], (iv) have [**] as specified in SECTION 9.5 [**] to which [**].

     (d)  AT&T APPROVAL - [**]. Amdocs shall make no Change that may [**].

     (e) INFORMATION FOR EXERCISE OF STRATEGIC DECISIONS AUTHORITY. In order to facilitate AT&T's Strategic Decisions, architecture, standards and plans pursuant to SECTION 9.5, Amdocs will provide AT&T with such information as AT&T shall reasonably require with respect to any such proposed Change. Such information shall include [**]. Such description shall include [**] of this Agreement [**].

     (f) TEMPORARY EMERGENCY CHANGES. Notwithstanding the foregoing, Amdocs may make temporary Changes required by an emergency [**]. Amdocs shall document and report such emergency changes to AT&T [**] after the change is made. Such Changes shall not be implemented on a permanent basis [**].

     (g) IMPLEMENTATION. Amdocs will schedule and implement all Changes so as not to (i) disrupt or adversely impact the business or operations of AT&T or the Eligible Recipients, (ii) degrade the Services then being received by them or (iii) interfere with their ability to obtain the full benefit of the Services.

     (h) PLANNING AND TRACKING. Amdocs will provide advance notice to AT&T as soon as practicably possible of all planned Changes. The status of Changes will be monitored and tracked by Amdocs against the applicable schedule.

     (i) COMPARISONS. For any Change, Amdocs shall, upon AT&T's request, perform a comparison at a reasonable and mutually agreed level of detail, between the amount of resources required by the affected Software or Equipment to perform a representative sample of the processing being performed for AT&T immediately

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          prior to the Change and immediately after the System Change. AT&T shall not be required [**].

9.7  SOFTWARE CURRENCY.

     (a) Currency of Software. Subject to and in accordance with Sections 6.4, 6.5, 9.5, 9.6, 9.7 and Schedule I, Amdocs agrees to maintain reasonable currency for all Software for which it is financially responsible under this Agreement and to provide maintenance and support for new releases and versions of Software for which it is operationally responsible. [**], (i) Amdocs shall [**], and (ii) Amdocs shall [**] include (i) providing and supporting [**]; (ii) supporting [**]; (iii) providing support [**]; and (iv) maintaining [**] and with the following [**] shall be [**]; and (ii) [**] must be [**]. Further, [**]. AT&T shall [**].

     (b) EVALUATION, TESTING AND VALIDATION. Prior to installing a new Major Release or Minor Release, Amdocs shall evaluate, test and, if appropriate based on the results of such testing and evaluation, validate such Release to verify that it will perform in accordance with this Agreement and the architectures [**] of the Services. The evaluation, testing and validation performed by Amdocs shall [**] under such circumstances.

     (c) PROVISION OF EVALUATION, TESTING AND VALIDATION TO AT&T. Notwithstanding SECTION 9.7(A), Amdocs shall provide to AT&T, prior to installing any Major Release or Minor Release, the results of its evaluation, testing and validation of such Major Release or Minor Release. Amdocs shall [**]. Amdocs shall [**] and as otherwise required by this Agreement.

     (d) UPDATES BY AT&T. AT&T and the Eligible Recipients shall have the right, but not the obligation, to install new releases of, replace or make other changes to Software for which AT&T is financially responsible under this Agreement.

9.8  ACCESS TO [**].

     Upon AT&T's request, Amdocs shall provide AT&T with [**] access to Amdocs' [**].

9.9  AUDIT RIGHTS.

     (a) AMDOCS RECORDS. Amdocs shall, and shall cause its Subcontractors to, maintain

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          complete and accurate records of and supporting documentation for [**]
          all transactions, authorizations, Changes, implementations, soft document access, reports, analyses, data or information created, generated, collected, processed or stored by Amdocs in the performance of its obligations under this Agreement ("CONTRACT RECORDS"). Amdocs shall maintain such Contract Records in accordance with generally accepted accounting principles applied on a consistent basis and generally accepted auditing standards. Amdocs shall retain all data and information (including AT&T Data and Contract Records) (i) in accordance with AT&T's record retention policy as it may be modified from time to time and provided to Amdocs in writing; (ii) [**]; and
          (iii) as required by Laws.

     (b) OPERATIONAL AUDITS. Amdocs shall, and shall cause its Subcontractors to, provide to AT&T [**] access at reasonable hours to Amdocs Personnel, to the facilities at or from which Services are then being provided and to Amdocs records and other pertinent information, all to the extent relevant to the Services and Amdocs' obligations under this Agreement. Such access shall be provided for the purpose [**]. Amdocs shall [**] of this Agreement, Amdocs shall [**] as a result thereof.

     (c) FINANCIAL AUDITS. During the term of this Agreement and for a period of [**] of this Agreement, Amdocs shall, and shall cause its Subcontractors to, provide to AT&T (and internal and external auditors, inspectors, regulators and other representatives that AT&T may designate from time to time) access at reasonable hours to Amdocs Personnel and to Contract Records and other pertinent information, all to the extent relevant to the performance of Amdocs' obligations under this Agreement. Such access shall be provided for the purpose of performing audits and inspections to [**] legal, regulatory and contractual requirements. Amdocs shall provide any assistance reasonably requested by AT&T or its designee in conducting any such audit and shall make requested personnel, records and information available during the term of this Agreement and thereafter, during the period specified in AT&T's records retention policy, as it may be modified from time to time. [**] in accordance with ARTICLE 18.3(D)(I), Amdocs shall [**].

     (d) AUDIT ASSISTANCE. AT&T and certain Eligible Recipients may be subject to regulation by governmental bodies and other regulatory authorities under applicable laws, rules, regulations and contract provisions. If a governmental body or regulatory authority exercises its right to examine or audit AT&T's or an

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          Eligible Recipient's books, records, documents or accounting practices and procedures pursuant to such laws, rules, regulations or contract provisions, Amdocs shall provide all assistance requested by AT&T or the Eligible Recipient in responding to such audits or government requests for information.

     (e)  General Procedures.

          (i) [**], AT&T shall not be given access to (i) the proprietary information of other Amdocs customers, (ii) Amdocs locations that are not related to AT&T or the Services or (iii) Amdocs' internal costs, [**].

          (ii) In performing audits, AT&T shall endeavor to avoid unnecessary disruption of Amdocs' operations and unnecessary interference with Amdocs' ability to perform the Services in accordance with the Service Levels.

          (iii) Following any audit, AT&T shall conduct (in the case of an internal audit), or request its external auditors or examiners to conduct, an exit conference with Amdocs to obtain factual concurrence with issues identified in the review.

          (iv) AT&T shall be given adequate private workspace in which to perform an audit, plus access to photocopiers, telephones, facsimile machines, computer hook-ups and any other facilities or equipment needed for the performance of the audit.

Except as otherwise set forth below, external auditors examining Amdocs' records shall not be [**]. Notwithstanding the foregoing, [**], AT&T shall [**], AT&T shall [**].

     (f) AMDOCS INTERNAL AUDIT. If Amdocs determines as a result of its own internal audit that [**], then Amdocs shall promptly [**]. In the event such an audit results in a determination that Amdocs has undercharged AT&T, then, subject to SECTION 12.1(D) and AT&T's right to dispute the amount of such undercharge, Amdocs may immediately invoice such undercharge to AT&T and the amount of such undercharge shall be treated, for invoicing and payment purposes, as an invoice for the month in which the invoice is delivered to AT&T.

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     (g)  AMDOCS RESPONSE. Amdocs and AT&T shall meet to review each audit report promptly after the issuance thereof. Amdocs will respond to each audit report in writing [**] days from receipt of such report, [**]. Amdocs and AT&T shall develop and agree upon an action plan to promptly address and resolve any deficiencies, concerns and/or recommendations in such audit report and Amdocs, [**], shall undertake remedial action in accordance with such action plan and the dates specified therein.

     (h) AMDOCS RESPONSE TO GOVERNMENT AUDITS. If an audit by a governmental body or regulatory authority having jurisdiction over AT&T, an Eligible Recipient or Amdocs results in a finding that Amdocs is not in compliance with [**], Amdocs shall, [**] and within the time period specified by such auditor, address and resolve the deficiency(ies) identified by such governmental body or regulatory authority, provided that [**] under this Agreement.

     (i) SAS AUDITS; SARBANES-OXLEY. [**], Amdocs shall cooperate with AT&T on SAS 70 Type II audits and on Sarbanes-Oxley related documentation and/or testing activities. [**], Amdocs shall perform a SAS 70 Type II audit [**]whenever AT&T is performing such an audit. Amdocs shall provide AT&T with an electronic and written copy of the SAS 70 Type II audit opinion [**] days after the completion of the audit.

     (j) OBLIGATION TO CURE. [**], Amdocs shall promptly cure any breach of this Agreement discovered or disclosed in connection with any audit performed under this SECTION 9.9.

     (k) AUDIT COSTS. Amdocs and its Subcontractors shall provide the Services described in this SECTION 9.9 [**].

9.10 SUBCONTRACTORS.

     (a)  Use of Subcontractors

          (i)  GENERAL. Amdocs shall [**]. The Subcontractors listed on SCHEDULE
               C.2 [**], Amdocs shall [**] the Services [**] the proposed Subcontractor [**]; and (ii) [**] such Subcontractor. [**] during the term of this

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               Agreement [**]; provided, however, that AT&T shall [**];
               provided, further, that notwithstanding the foregoing proviso [**] AT&T may [**] and Amdocs shall [**]. To the extent that AT&T [**], Amdocs shall [**]. Amdocs may, [**], update SCHEDULE C.2 from time to time to incorporate additions and subtractions to the list of [**] Subcontractors [**].

          (ii) SUBCONTRACTING TO AMDOCS AFFILIATES. The Parties acknowledge that certain Amdocs obligations under this Agreement may be subcontracted to one or more Amdocs Affiliates [**], provided that (i) the obligations of Amdocs hereunder related to such performance shall be deemed applicable to such Affiliate(s) as if expressly so provided herein, and (ii) Amdocs shall be fully responsible for any and all such performance or failure thereof by such Affiliate(s). Without limiting the foregoing, Amdocs [**] of this Agreement, [**].

     (b) SHARED SUBCONTRACTORS. Amdocs may, in the ordinary course of business, subcontract (i) for third-party services or products that are not exclusively dedicated to AT&T and that do not include regular direct contact with AT&T or Eligible Recipient personnel or the performance of services at AT&T sites or (ii) with temporary personnel firms for the provision of temporary contract labor (collectively, "SHARED SUBCONTRACTORS"); provided, that such Shared Subcontractors possess the training and experience, competence and skill to perform the work in a skilled and professional manner. AT&T shall have no approval right with respect to such Shared Subcontractors. If, however, AT&T expresses dissatisfaction with the services of a Shared Subcontractor, Amdocs shall work in good faith to resolve AT&T's concerns on a mutually acceptable basis and, at AT&T's request, replace such Shared Subcontractor at no additional cost to AT&T.

     (c) AMDOCS RESPONSIBILITY. Amdocs shall be responsible for any failure by any Subcontractor or Subcontractor personnel to perform in accordance with this Agreement or to comply with any duties or obligations imposed on Amdocs under this Agreement to the same extent as if such failure to perform or comply was committed by Amdocs or Amdocs employees. Amdocs shall guarantee the performance of all such Subcontractors and Subcontractor personnel providing any of the Services hereunder. Amdocs shall be AT&T's sole point of contact regarding the Services, including with respect to payment.

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9.11 AMDOCS DIVERSITY.

     (a) It is the policy of AT&T that minority, women, and disabled veteran owned business enterprises ("MWDVBES") shall have the maximum practicable opportunity to participate in the performance of contracts.

     (b) Amdocs shall make good faith efforts to carry out this policy (consistent with such policy's territorial application) in the award of subcontracts, distribution agreements, resale agreements, and other opportunities for MWDVBE participation. In furtherance of those efforts, and not as a limitation, Amdocs shall submit annual participation plans, [**], establishing Amdocs' goals for the year for participation by minority owned business enterprises ("MBE"), women owned business enterprises ("WBE") and disabled veteran business enterprises ("DVBE"), with "participation" expressed as a percentage of aggregate estimated annual purchases by AT&T and its Affiliates for the coming year under this Agreement. Amdocs shall include specific and detailed plans for achieving its goals in each participation plan.

     (c) By the [**] day following the close of each calendar quarter, Amdocs shall report actual results of its efforts to meet its goals during the preceding calendar quarter to AT&T's Prime Amdocs Program Manager, using the form attached to SCHEDULE S. Amdocs shall submit separate reports to AT&T and each Eligible Recipient obtaining Services under this Agreement. When reporting its results, Amdocs shall count only expenditures with MWDVBEs that are certified as MBE, WBE, or DVBE firms by certifying agencies that are recognized by AT&T. In particular, when reporting results for expenditures by Affiliates identified as "California Affiliates" in the form attached to SCHEDULE S, Amdocs shall count only expenditures (i) with MBE and WBE firms certified by the California Public Utilities Commission Supplier Clearinghouse ("CPUCC") and (ii) with DVBE firms certified by the Office of Small Business and DVBE Certification ("OSDBC") of the California Department of General Services.

     (d) Amdocs shall inform prospective MBE, WBE, and DVBE subcontractors of their opportunities to apply for certification from certifying agencies that are recognized by AT&T. In particular, Amdocs shall inform MBE and WBE firms certified by agencies other than the CPUCC and the DVBE firms certified by agencies other than the OSDBC of the procedures for applying for an additional certification from the OSDBC and the CPUCC.

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     (e)  The extent to which AT&T's potential suppliers (a) set challenging goals in their annual participation plans and (b) succeed in exceeding the goals that they have set are factors that AT&T may consider favorably when deciding to extend or renew expiring agreements, to apportion orders among competing suppliers under existing agreements, and to award new business in competitive bidding.

     (f) Amdocs' obligations under this Section are not a limitation of any obligations that Amdocs may have under other provisions of this Agreement, including SECTION 9.12.

9.12 GOVERNMENT CONTRACT FLOW-DOWN CLAUSES.

     (a) GENERAL. The Parties acknowledge and agree that, as a matter of federal procurement law, Amdocs may be deemed a subcontractor to AT&T or an Eligible Recipient under one or more of their contracts with the federal government, that the Services provided or to be provided by Amdocs in such circumstances constitute "COMMERCIAL ITEMS" as that term is defined in the Federal Acquisition Regulation, 48 C.F.R.
          Section 52.202, and that subcontractors providing commercial items under government contracts are subject to certain mandatory flow-down clauses (currently, (i) Equal Opportunity, (ii) Affirmative Action for Special Disabled and Vietnam Era Veterans and (iii) Affirmative Action for Handicapped Workers) under the Federal Acquisition Regulation, 48 C.F.R. Section 52.244-6. The Parties agree that, insofar as certain clauses are be required to be flowed down to Amdocs, AT&T shall so notify Amdocs and Amdocs shall comply with clauses required by applicable regulations to be included in a subcontract for commercial items [**].

     (b) SPECIAL REQUIREMENTS. The Parties do not believe that the Services provided by Amdocs under this Agreement will be subject to government flow-down requirements other than those associated with any subcontracts for commercial items. Should compliance by Amdocs with additional flow-down provisions nevertheless be required by the federal government in certain circumstances, AT&T shall so notify Amdocs and Amdocs shall comply with such additional flow-down provisions and the Parties shall negotiate in good faith regarding the additional consideration, if any, to be paid to Amdocs in such circumstances. [**], the Parties may jointly approve the selection of a third-party accounting expert to make that determination.

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9.13 DISASTER RECOVERY AND BUSINESS CONTINUITY PLAN

     (a) Amdocs will provide a Disaster Recovery and Business Continuity Plan [**] of this Agreement [**] as set forth in this section. Such Disaster Recovery and Business Continuity Plan shall be reviewed and approved by AT&T.

     (b)  This should include, but not be limited to:

          (i) Demonstrate the existence of a recovery strategy, which is complimentary to AT&T, that is exercised with documented conclusions and recommended improvements.

          (ii) Ensure that failover processes and procedures are in place to support AT&T applications and these failover processes and procedures are exercised [**].

          (iii) Ensure that adequate communication documents, processes, and procedures are readily available and kept up to date.

10.  AT&T RESPONSIBILITIES.

10.1 RESPONSIBILITIES.

     In addition to AT&T's responsibilities as expressly set forth elsewhere in this Agreement, AT&T shall be responsible for the following:

     (a) AT&T CONTRACT OFFICE. The AT&T Contract Office shall have the authority to act on behalf of AT&T in all day-to-day matters pertaining to this Agreement. AT&T may change the designated AT&T Contract Office from time to time by providing notice to Amdocs. Additionally, AT&T will have the option, but will not be obligated, to designate additional representatives who will be authorized to make certain decisions (e.g., regarding emergency maintenance) if the AT&T Contract Office is not available.

     (b) COOPERATION. AT&T shall cooperate with Amdocs by, among other things, making available, as reasonably requested by Amdocs, management decisions, information, approvals and acceptances so that Amdocs may accomplish its obligations and responsibilities hereunder.

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     (c)  AT&T SERVICES. AT&T agrees that the AT&T information technology operations organization ("ITO") will continue during the term to perform services, functions and responsibilities for Amdocs in a manner and quality similar to that provided by the ITO to the Transitioned Personnel during the twelve (12) months prior to the Commencement Date.

     (d) REQUIREMENT OF WRITING. To the extent Amdocs is required under this Agreement to obtain AT&T's approval, consent or agreement, such approval, consent or agreement must be in writing and must be signed by the AT&T Contract Office or an authorized AT&T representative. Notwithstanding the preceding sentence, the AT&T Contract Office may agree in advance in writing that as to certain specific matters, oral approval, consent or agreement will be sufficient.

10.2 SAVINGS CLAUSE.

     Amdocs' failure to perform its responsibilities under this Agreement or to meet the Service Levels shall be excused if and to the extent such Amdocs non-performance is directly caused by AT&T's wrongful action, unreasonable failure to cooperate with Amdocs or Amdocs Personnel or breach of its material obligations under this Agreement [**] (each, a "SAVINGS EVENT"), [**]. Without limiting the foregoing, to the extent AT&T reasonably believes that a Savings Event has occurred it shall [**].

11.  CHARGES.

11.1 GENERAL.

     (a) PAYMENT OF CHARGES. In consideration of Amdocs' performance of the Services, AT&T agrees to pay Amdocs the applicable Charges set forth in SCHEDULE I.

     (b) [**]. The [**] for Transition Services provided by or for Amdocs under this Agreement [**]. AT&T shall [**] set forth in this ARTICLE 11 or
          SCHEDULE I. Any costs incurred by Amdocs prior to the Effective Date are included in the Charges set forth in SCHEDULE I [**].

     (c)  [**], Amdocs shall [**].

     (d)  Eligible Recipient Services.

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          (i)  ELIGIBLE RECIPIENTS. Amdocs shall provide the Services to
               Eligible Recipients designated by AT&T. To the extent a designated Eligible Recipient will receive less than all of the Services, AT&T shall identify the categories of Services to be provided by Amdocs to such Eligible Recipient.

          (ii) NEW ELIGIBLE RECIPIENTS. From time to time AT&T may request, pursuant to the Change Management Procedures, that Amdocs provide Services to Eligible Recipients not previously receiving such Services. Except as provided in SECTION 11.5 or otherwise agreed by the Parties, such Services shall be [**].

          (iii) ELECTION PROCEDURE. Within [**] days after [**] AT&T shall elect, on behalf of the Eligible Recipient [**].

     (e) CPI DISCUSSION. If the Consumer Price Index-All Urban Consumers, U.S. City Average, as published by the Bureau of Labor Statistics, US. Department of Labor as of the final day of such Contract Year shall exceed the level of such index as of the final day of the immediately preceding Contract Year by [**] percentage points or more, AT&T will provide Amdocs with the right for the [**]. AT&T shall have [**].

11.2 REIMBURSABLE EXPENSES / [**].

     (a) REIMBURSABLE EXPENSES. AT&T is [**] in this Agreement or an Order pursuant to this Agreement. If reimbursement of expenses is so authorized, in order to be reimbursable, [**]. Amdocs must [**].

     (b) [**]. AT&T shall pay all [**] directly to the applicable suppliers following review, validation and approval of such [**] by Amdocs. Before submitting an invoice to AT&T for any [**], Amdocs shall (i) review and validate the invoiced charges, (ii) identify any errors or omissions and (iii) communicate with the applicable supplier to correct any errors or omissions, resolve any questions or issues and obtain any applicable credits for AT&T. Amdocs shall deliver to AT&T the original supplier invoice, together with any documentation supporting such invoice and a statement that Amdocs has reviewed and validated the invoiced charges, [**] days prior to the date on which payment is due. In addition, [**] prior to such date (unless such date is less than [**] Amdocs shall

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          [**].

     (c)  [**]. Amdocs will [**].

11.3 [**].

     Amdocs acknowledges that, [**] set forth in this Agreement. [**].

11.4 TAXES

     The Parties' respective responsibilities for taxes arising under or in connection with this Agreement shall be as follows:

     (a)  INCOME TAXES. Each Party shall be responsible for its own Income
          Taxes.

     (b) SALES, USE AND PROPERTY TAXES. Each Party shall be responsible for any sales, lease, use, personal property or other such taxes on Equipment, Software or property it owns or leases from a third party, including any lease assigned pursuant to this Agreement.

     (c) TAXES ON GOODS OR SERVICES USED BY AMDOCS. [**] shall be responsible for all sales, service, value-added, lease, use, personal property, excise, consumption, and other taxes and duties payable [**] on any goods or services acquired by Amdocs and used or consumed by Amdocs in providing the Services.

     (d) SERVICE TAXES. [**] shall be financially responsible for all Service Taxes assessed by the United States or an entity internal to the United States against either Party as of the Effective Date on the provision of the Services as a whole, or on any particular Service received by AT&T or the Eligible Recipients from Amdocs. If new or higher Service Taxes thereafter become applicable to the Services as a result of either Party moving all or part of its operations to a different jurisdiction (e.g., AT&T opening a new office, Amdocs relocating a shared service center) [**] Service Taxes. If new or higher Service Taxes become applicable to such Services after the Effective Date for any other reason (e.g., tax law changes, but not volume changes) the Parties shall negotiate in good faith and diligently seek to agree upon an allocation and sharing of financial responsibility for such new or additional Service Taxes. If the Parties are unable to agree upon such an allocation and sharing within thirty (30) days, AT&T may elect to

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          terminate this Agreement in its entirety, or to terminate any portions impacted by such new or additional Service Taxes. If AT&T elects to terminate on this basis, AT&T shall pay any applicable [**] and any Charges for Termination Assistance Services in accordance with SECTION
          4.3. If required under applicable Laws, Amdocs shall invoice AT&T for the full amount of such Service Taxes and then credit or reimburse
          AT&T for that portion of such Service Taxes for which Amdocs is financially responsible under this provision

     (e) EFFORTS TO MINIMIZE TAXES. The Parties agree to cooperate fully with each other to enable each to more accurately determine its own tax liability and to minimize such liability to the extent legally permissible. Amdocs' invoices shall separately state the Charges that are subject to taxation and the amount of taxes included therein. Each Party will provide and make available to the other any resale certificates, information regarding out-of-state or out-of-country sales or use of equipment, materials or services, and other exemption certificates or information reasonably requested by either Party. At AT&T's request, Amdocs shall provide AT&T with written evidence of Amdocs' filing of all required tax forms and returns required in connection with any Service Taxes collected from AT&T, and its collection and remittance of all applicable Service Taxes.

     (f) TAX AUDITS OR PROCEEDINGS. Each Party will promptly notify the other of, and coordinate with the other, the response to and settlement of, any claim for taxes asserted by applicable taxing authorities for which the other Party is responsible hereunder. With respect to any claim arising out of a form or return signed by a Party to this Agreement, such Party will have the right to elect to control the response to and settlement of the claim, but the other Party will have all rights to participate in the responses and settlements that are appropriate to its potential responsibilities or liabilities. Each Party also shall have the right to request the other Party to challenge the imposition of taxes for which it is financially responsible under this Agreement. If either Party requests the other to challenge the imposition of any tax, the requesting Party will reimburse the other for all fines, penalties, interest, additions to taxes (penalty in notice) or similar liabilities imposed in connection therewith, plus the reasonable legal fees and expenses it incurs. A Party shall be entitled to any tax refunds or rebates granted to the extent such refunds or rebates are of taxes that were paid by it.

     (g) TAX FILINGS. Each Party represents, warrants and covenants that it will file appropriate tax returns, and pay applicable taxes owed arising from or related to

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          the provision of the Services in applicable jurisdictions. Amdocs represents, warrants and covenants that it is registered to and will collect and remit Service Taxes in all applicable jurisdictions.

     (h)  EXCLUSION OF VALUE-ADDED TAXES AND OTHER FOREIGN TAXES.
          Notwithstanding anything to the contrary in the foregoing or elsewhere in this Agreement, AT&T shall [**].

     (i)  For the avoidance of doubt, AT&T shall [**].

11.5 NEW SERVICES

     (a) PROCEDURES. If AT&T requests that Amdocs perform any New Services, Amdocs shall promptly prepare a New Services proposal for AT&T's consideration. Unless otherwise agreed by the Parties, Amdocs shall prepare such New Services proposal [**] and shall deliver such proposal to AT&T within [**]days of its receipt of AT&T's request; provided, that Amdocs shall use all commercially reasonable efforts to respond more quickly in the case of a pressing business need or an emergency situation. AT&T shall provide such information as Amdocs reasonably requests in order to prepare such New Services proposal. Such New Services proposal shall include, among other things, (i) a detailed [**] for the New Service; (ii) a detailed [**]; (iii) a detailed [**] such New Service; (iv) a [**] the New Service; (v) a description of[**] the New Service; (vi) a description of [**] the New Service; and (vii) [**]. AT&T may [**] and Amdocs shall [**]. Unless the Parties otherwise agree, [**], Amdocs and AT&T shall [**] provisions of this Agreement. Upon AT&T's [**]. Notwithstanding any provision to the contrary, (1) Amdocs shall [**], (2) Amdocs shall [**], (3) such [**] set forth herein for [**], and in the absence of [**] under this Agreement [**], and (4) such [**] AT&T and Amdocs.

     (b) ORDERS. In the event the Parties shall agree upon the provision by Amdocs of New Services pursuant to SECTION 11.5(A), such agreement shall be evidenced and embodied in an Order. Each Order shall include any applicable specifications for the New Services (including all Changes), all relevant subordinate documents, payment terms and other requirements of SECTION 11.5(A), together with the following: (i) a description of [**] such New Service, if applicable, (ii) a description of [**] the New Service, (iii) a description of [**] the New Service, (iv) a description of any specific liability or remedy associated with such New

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          Service, [**], and (v) [**] New Service. In the case of a conflict between the provisions of this Agreement and the express provisions of an Order, the provisions of the Order will prevail as to such conflict, provided that the Order shall be construed in a manner consistent with the terms of this Agreement to the fullest extent possible. An Order may be modified only in writing by the Parties, and shall be binding on the Parties only when executed, confirmed or acknowledged in writing by both Parties. Any modification to an Order shall take the form of a Change Order.

     (c) [**]. AT&T may [**] If AT&T [**] under the provisions of this Agreement and (ii) Amdocs shall [**].

     (d) SERVICES EVOLUTION AND MODIFICATION. The Parties anticipate that the Services, [**] will evolve and be supplemented, modified, enhanced or replaced over time in connection with AT&T's business needs to keep pace with technological advancements and improvements in the methods of delivering services. The Parties acknowledge and agree that these changes will modify the "Services" and will not be deemed to result in New Services unless the changed services then meet the definition of New Services (and which shall thereupon be subject to the provisions of this SECTION 11.5).

     (e) END USER AND ELIGIBLE RECIPIENT REQUESTS. Amdocs will promptly inform the AT&T Contract Office of requests for New Services from End Users or Eligible Recipients, and shall submit any proposals for New Services to the AT&T Contract Office or its designee. Amdocs shall [**]. If Amdocs [**] such provision.

     (f) EFFORTS TO REDUCE COSTS AND CHARGES. From time to time, AT&T may request that the Parties work together to identify ways to achieve reductions in the cost of service delivery and corresponding reductions in the Charges to be paid by AT&T [**]. AT&T shall not [**]; and Amdocs shall [**] to this Agreement.

     (g)  [**]. The [**] Amdocs. Amdocs shall [**], Amdocs shall [**].
          AT&T, [**].

11.6[**].

     (a) DEFINITION. As used in this Agreement, [**] means a circumstance in which [**], and which [**]; provided, however, that the [**] include the following:

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          (i)  changes [**];

          (ii) changes [**];

          (iii) [**];

          (iv) changes [**];

          (v)  changes [**];

          (vi) changes [**];

          (vii) changes [**]; or

          (viii) changes [**]; or

     (b) CONSEQUENCE. If an [**] occurs, the Parties shall [**] in accordance with the following:

          (i) Amdocs and AT&T shall [**], Amdocs shall [**]; provided, that AT&T shall [**] if and to the extent Amdocs (i) [**], (ii) [**] and (iii) [**] AT&T.

          (ii) An [**] shall [**].

11.7 TECHNOLOGY.

     (a) CURRENCY. Subject to SECTION 9.5, Amdocs shall, [**], provide the Services using current technologies that will enable AT&T to take advantage of technological advancements in its industry and support [**].

     (b) [**]. In the event of a [**] AT&T may, [**]. If AT&T [**], the Parties shall [**].

     (c)  [**] to provide [**], subject to SECTION 11.5, [**] with the [**].

     (d)  [**]. Amdocs shall [**].

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11.8  PRORATION.

      Periodic charges under this Agreement are to be computed on a calendar month basis, and shall be prorated for any partial month on a calendar day basis.

11.9  REFUNDABLE ITEMS.

      (a) PREPAID AMOUNTS. Where AT&T has prepaid for a service or function for which Amdocs is assuming financial responsibility under this Agreement, Amdocs shall refund to AT&T, upon either Party identifying the prepayment, that portion of such prepaid expense that is attributable to periods on and after the Commencement Date.

      (b) REFUNDS AND CREDITS. If Amdocs should receive a refund, credit, discount or other rebate for goods or services paid for by AT&T on a [**], Retained Expense, cost-plus or cost-reimbursement basis, then Amdocs shall (i) notify AT&T of such refund, credit, discount or rebate and (ii) pay the full amount of such refund, credit, discount or rebate allocable to amounts paid by AT&T to AT&T.

11.10 [**].

      (a) [**]. AT&T may, [**] the Services [**] In making this [**] the term of the agreement[**] includes the [**]; (iii) [**] includes the [**] this Agreement [**]; and (vii) [**].

      (b) GENERAL. [**] confidentiality and security provisions specified in this Agreement [**] under this Agreement.

      (c) The [**] the Effective Date. [**] during the Term [**]. The [**] shall be [**] the Parties.

      (d)  [**]. AT&T may [**]

      (e)  The Parties shall [**].

      (f)  AMDOCS [**] shall have [**].

      (g)  If the [**] then:

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           (i)  within [**], the Parties shall [**]; Amdocs shall [**], Amdocs shall [**]. Amdocs will [**]. If the Amdocs [**].

           (ii) If Amdocs [**] AT&T will [**].

11.11 [**].

      Amdocs confirms that the [**] applicable to Services to be provided under this Agreement are, as of the Effective Date, [**]. The consideration of "[**].

11.12 INSPECTION OF WORK

      AT&T may have inspectors at Amdocs Facilities to inspect the performance and quality of the Services and to ensure Amdocs' compliance with plans and Specifications and with the terms and conditions of this Agreement. Any AT&T inspectors, employees or agents, however, shall have no authority to direct or advise Amdocs Personnel concerning the method or manner by which the Services are to be performed.

12.   INVOICING AND PAYMENT.

12.1  INVOICING.

      (a) INVOICE. Within [**] days after the beginning of each month, Amdocs will present AT&T with one invoice for any charges or amounts due and owing for the preceding month, including Monthly Charges. Amdocs shall [**].

      (b) FORMAT AND DATA. Each invoice shall be provided electronically and shall be in the form specified in EXHIBIT 1. Each invoice shall include all details necessary to meet AT&T's requirements, [**] requirements. [**].

      (c) CREDITS. To the extent a credit may be due to AT&T pursuant to this Agreement, Amdocs shall provide AT&T with an appropriate credit against amounts then due and owing; if no further payments are due to Amdocs, Amdocs shall pay such amounts to AT&T within [**] days.

      (d)  TIME LIMITATION. [**], Amdocs shall [**].

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12.2 PAYMENT DUE.

     Subject to the other provisions of this ARTICLE 12, each invoice provided for under SECTION 12.1 shall be due and payable within [**] days after receipt by AT&T of such invoice unless the amount in question is disputed in accordance with SECTION 12.4. Any undisputed amount due under this Agreement for which a time for payment is not otherwise specified also shall be due and payable within [**] days. Amdocs shall have the authority to charge interest on amounts not paid when due or properly disputed (in accordance with SECTION 12.4) until such amounts are paid at a rate equal to the lesser of (i) [**] percent ([**]%) per month or (ii) the maximum amount allowed by law.

12.3 [**].

     With respect to any [**] hereunder.

12.4 [**].

     [**] subject to the following:

     (a)  [**] in accordance with this Agreement, [**].

     (b)  [**] in accordance with this Agreement, [**].

     (c)  [**] Amdocs shall [**].

     (d)  [**] under this Agreement [**] of this Agreement.

     (e)  [**] may otherwise have [**].

13.  AT&T DATA AND OTHER PROPRIETARY INFORMATION.

13.1 AT&T OWNERSHIP OF AT&T DATA.

     AT&T Data are and shall remain the property of AT&T and/or the Eligible Recipients and no transfer of title in AT&T Data is implied or shall occur under this Agreement. Amdocs shall promptly deliver AT&T Data to AT&T in the format, on the media and in the timing prescribed by AT&T (i) at any time at AT&T's request, (ii) at the expiration or termination of this Agreement and the completion of all requested Termination Assistance Services or (iii) with respect to particular AT&T Data, at such earlier date that

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     such data are no longer required by Amdocs to perform the Services.
     Thereafter, Amdocs shall return or destroy, as directed by AT&T, all copies of the AT&T Data in Amdocs' possession or under Amdocs' control within [**] business days and deliver to AT&T written certification of such return or destruction signed by an officer of Amdocs. [**]. AT&T Data shall not be utilized by Amdocs for any purpose other than the performance of Services under this Agreement and the resolution of disputes (consistent with SECTION 13.4(B)(III)). Nor shall AT&T Data be sold, assigned, leased, commercially exploited or otherwise provided to or accessed by third parties, whether by or on behalf of Amdocs or Amdocs Personnel or otherwise. Amdocs shall promptly notify AT&T if Amdocs believes that any use of AT&T Data by Amdocs contemplated under this Agreement or to be undertaken as part of the Services is inconsistent with the foregoing. Amdocs shall not possess or assert any lien or other right against or to AT&T Data. Without affecting the other provisions of this Agreement, including their interpretation and application, the Parties specifically acknowledge in the context of this Section that it applies to AT&T Personal Data.

13.2 SAFEGUARDING AT&T DATA.

     (a) SAFEGUARDING PROCEDURES. Amdocs shall establish and maintain environmental, safety and facility procedures, data security procedures and other safeguards against the destruction, loss, unauthorized access or alteration of AT&T Data in the possession of Amdocs which are [**] as of the Commencement Date [**] and applicable Laws. Amdocs will revise and maintain such procedures and safeguards upon AT&T's request. AT&T shall have the right to establish backup security for AT&T Data and to keep backup copies of the AT&T Data in AT&T possession at AT&T expense if AT&T so chooses. Amdocs shall remove all AT&T Data from any media taken out of service and shall destroy or securely erase such media in accordance with the Policy and Procedures Manual. No media on which AT&T Data is stored may be used or re-used to store data of any other customer of Amdocs or to deliver data to a third party, including another Amdocs customer, unless securely erased in accordance with the Policy and Procedures Manual. In the event Amdocs discovers or is notified of a breach or potential breach of security relating to AT&T Data, Amdocs will expeditiously under the circumstances notify AT&T and investigate and remediate the effects of such breach or potential breach of security and will provide AT&T with such assurances as AT&T shall request that such breach or potential breach will not recur.

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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     (b)  RECONSTRUCTION PROCEDURES. As part of the Services, Amdocs shall be responsible for developing and maintaining procedures for the reconstruction of lost AT&T Data which are [**] as of the Commencement Date [**].

     (c) CORRECTIONS. Amdocs shall at all times adhere to the procedures and safeguards specified in SECTION 13.2(A) and 13.2(B), and shall correct, at no charge to AT&T, any destruction, loss or alteration of any AT&T Data attributable to the failure of Amdocs or Amdocs Personnel to comply with Amdocs' obligations under this Agreement.

13.3 CUSTOMER INFORMATION

     (a) Except as provided herein, as between Amdocs and AT&T, title to all Customer Information shall be in AT&T. Except as otherwise provided herein, no license or rights to any Customer Information are granted to Amdocs hereunder.

     (b) Amdocs acknowledges that Customer Information received may be subject to certain privacy laws and regulations and requirements, including requirements of AT&T. Amdocs shall consider Customer Information to be private, sensitive and confidential. Accordingly, with respect to Customer Information, Amdocs shall comply with all applicable privacy laws and regulations and requirements, including, but not limited to, the CPNI restrictions contained in Section 222, and, for AT&T's customers residing in California, the Constitution of California (Article I, Section 1), the California Public Utilities Code (Sections 2891 - 2894), and General Order 107-B of the California Public Utilities Commission. Accordingly, Amdocs shall:

          (i) comply with AT&T's privacy policies (which are available at http://att.sbc.com/gen/privacy-policy?pid=2506);

          (ii) [**];

          (iii) [**]; provided that Amdocs shall [**]; Amdocs shall [**];

          (iv) [**];

          (v)  [**];

          (vi) [**] of this Agreement;

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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          (vii) [**];

          (viii) [**] under this Agreement;

          (ix) [**] hereunder;

          (x)  [**];

          (xi) [**]; and

          (xii) [**]. Amdocs shall [**];

13.4 CONFIDENTIALITY.

     (a) PROPRIETARY INFORMATION. Amdocs and AT&T each acknowledge that the other possesses and will continue to possess information that has been developed or received by it, has commercial value in its or its customer's business and is not in the public domain. Except as otherwise specifically agreed in writing by the Parties, "PROPRIETARY INFORMATION" means (i) this Agreement and the terms thereof; (ii) all information marked confidential, restricted or proprietary by either Party; and (iii) any other information that is treated as confidential by the disclosing Party and would reasonably be understood to be confidential, whether or not so marked. In the case of AT&T and the Eligible Recipient, Proprietary Information also shall include Software provided to Amdocs by or through AT&T or the Eligible Recipients, Developed Materials, AT&T Data, attorney-client privileged materials, attorney work product, customer lists, customer information and pricing, strategic plans, account information, rate case strategies, research information, chemical formulae, trade secrets, financial/accounting information, human resources and personnel information, marketing/sales information, information regarding businesses, plans, operations, third-party contracts, external or external audits, rate cases, law suits or other information or data obtained, received, transmitted, processed, stored, archived or maintained by Amdocs under this Agreement. By way of example, AT&T Proprietary Information shall include [**]. In the case of Amdocs, Proprietary Information shall include [**].

     (b)  Obligations.

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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          (i)  During the term of this Agreement and at all times thereafter,
               Amdocs and AT&T shall not disclose, and shall maintain the confidentiality of, all Proprietary Information of the other Party. AT&T and Amdocs shall each use at least the same degree of care to safeguard and to prevent disclosing to third parties the Proprietary Information of the other as it employs to avoid unauthorized disclosure, publication, dissemination, destruction, loss or alteration of its own like information (or information of its customers) of a similar nature, but not less than reasonable care. At AT&T's request, Amdocs shall require all Amdocs Personnel having access to AT&T Proprietary Information to execute a written agreement provided or approved by AT&T incorporating the pertinent terms and conditions of ARTICLE 13. Amdocs Personnel shall not have access to AT&T Proprietary Information without proper authorization. Upon receiving such authorization, authorized Amdocs Personnel shall have access to AT&T Proprietary Information only to the extent necessary for such person to perform his or her obligations under or with respect to this Agreement or as otherwise naturally occurs in such person's scope of responsibility, provided that such access is not in violation of Law.

          (ii) The Parties may disclose Proprietary Information to their Affiliates, auditors, attorneys, accountants, consultants, contractors and subcontractors, where (A) use by such person or Entity is authorized under this Agreement, (B) such disclosure is necessary for the performance of such person's or Entity's obligations under or with respect to this Agreement or otherwise naturally occurs in such person's or Entity's scope of responsibility, (C) the person or Entity (and its applicable officers and employees) agree in writing to assume the obligations described in this SECTION 13.4 and (D) the disclosing Party assumes full responsibility for the acts or omissions of such person or Entity and takes all reasonable measures to ensure that the Proprietary Information is not disclosed or used in contravention of this Agreement. Any disclosure to such person or Entity shall be under the terms and conditions as provided herein. Each Party's Proprietary Information shall remain the property of such Party. Notwithstanding the foregoing, consultants, contractors and subcontractors and subcontractors of each Party shall enter into a non-disclosure agreement in the forms attached to this Agreement as EXHIBITS 5 and 6 (each, as applicable) with the other Party prior to receiving Proprietary

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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               Information of the first Party.

          (iii) Neither Party shall (i) make any use or copies of the Proprietary Information of the other Party except as contemplated by this Agreement, (ii) acquire any right in or assert any lien against the Proprietary Information of the other Party, (iii) sell, assign, transfer, lease or otherwise dispose of Proprietary Information to third parties or commercially exploit such information, including through derivative works or (iv) refuse for any reason (including a default or material breach of this Agreement by the other Party) to promptly provide the other Party's Proprietary Information (including copies thereof) to the other Party if requested to do so. Upon expiration or any termination of this Agreement and completion of each Party's obligations under this Agreement, and with the exception of the Proprietary Information of Amdocs that has been incorporated into Developed Materials or to which AT&T otherwise has a continuing right under this Agreement, each Party shall return or use its commercially reasonable best efforts to destroy all tangible and erase or otherwise render unusable all intangible (including on electronic media) remainders and copies of, as the other Party may direct, all documentation in any medium that contains, refers to, or relates to the other Party's Proprietary Information within [**] business days. Each Party shall deliver to the other Party written certification of its compliance with the preceding sentence signed by an officer of such Party. In addition, each Party shall take all necessary steps to ensure that its employees comply with these confidentiality provisions.

     (c) EXCLUSIONS. SECTION 13.4(B) shall not apply to any particular information which the receiving Party can demonstrate (i) is, at the time of disclosure to it, in the public domain other than through a breach of the Receiving Party's or a third party's confidentiality obligations; (ii) after disclosure to it, is published by the disclosing Party or otherwise becomes part of the public domain other than through a breach of the Receiving Party's or a third party's confidentiality obligations; (iii) is lawfully in the possession of the receiving Party at the time of disclosure to it; (iv) is received from a third party having a lawful right to disclose such information; or (v) is independently developed by the receiving Party without reference to Proprietary Information of the furnishing Party. In addition, the receiving Party shall not be considered to have breached its obligations under

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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          this SECTION 13.4 for disclosing Proprietary Information of the other
          Party as required, in the opinion of legal counsel, to satisfy any legal requirement of a competent government body, provided that, promptly upon receiving any such request, such Party advises the other Party of the Proprietary Information to be disclosed and the identity of the third party requiring such disclosure prior to making such disclosure in order that the other Party may interpose an objection to such disclosure, take action to assure confidential handling of the Proprietary Information or take such other action as it deems appropriate to protect the Proprietary Information. The receiving Party shall use commercially reasonable efforts to cooperate with the disclosing Party in its efforts to seek a protective order or other appropriate remedy or in the event such protective order or other remedy is not obtained, to obtain assurance that confidential treatment will be accorded such Proprietary Information.

     (d) LOSS OF PROPRIETARY INFORMATION. Each Party shall: (i) immediately notify the other Party of any possession, use, knowledge, disclosure or loss of such other Party's Proprietary Information in contravention of this Agreement; (ii) promptly furnish to the other Party all known details and assist such other Party in investigating and/or preventing the reoccurrence of such possession, use, knowledge, disclosure or loss; (iii) cooperate with the other Party in any investigation or litigation deemed necessary by such other Party to protect its rights; and (iv) promptly use all commercially reasonable efforts to prevent further possession, use, knowledge, disclosure or loss of Proprietary Information in contravention of this Agreement. Each Party shall bear any costs it incurs in complying with this SECTION 13.4(D).

     (e) NO IMPLIED RIGHTS. Nothing contained in this SECTION 13.4 shall be construed as obligating a Party to disclose its Proprietary Information to the other Party, or as granting to or conferring on a Party, expressly or impliedly, any rights or license to any Proprietary Information of the other Party.

     (f) SURVIVAL. The Parties' obligations of non-disclosure and confidentiality shall survive the expiration or termination of this Agreement for a period of ten (10) years.

13.5 CONFIDENTIALITY AND INVENTION AGREEMENT AND NON-DISCLOSURE AGREEMENT.

     (a)  Prior to any Amdocs Personnel accessing the AT&T Network or any of the

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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          Application Software, said Amdocs Personnel shall execute a copy of the Confidentiality and Invention ("C&IA") Agreement EXHIBIT 7A.

     (b) For existing Amdocs Personnel accessing the AT&T Network or any of the Application Software, Amdocs will require any such employee(s), worker(s) or agent(s) to execute the C&IA and submit the originals to AT&T's Offshore Management Office ("OMO") as soon as possible.

     (c) For any such Amdocs Personnel subsequently assigned to perform Services, prior to said Amdocs Personnel having access to an AT&T Network or any of the Application Software, Amdocs shall ensure AT&T receives an executed C&IA from each such Amdocs Personnel. In the event Amdocs can not send the original C&IA to AT&T's OMO for receipt prior to such access, Amdocs will require such Amdocs Personnel execute the C&IA and Amdocs will fax a copy of the C&IA to AT&T's OMO prior to such access and Amdocs will immediately send the original to AT&T's OMO.

     (d)  The address for AT&T's OMO is:

[**]
AT&T Offshore Management Office
1010 Pine St., 14-W-23
St. Louis, Missouri 63101
Telephone Number: 314-331-[**]
Fax number: 314-235-[**]

13.6 FILE ACCESS.

     AT&T will have unrestricted access to, and the right to review and retain the entirety of, all computer or other files containing AT&T Data, as well as all systems and network logs. At no time will any of such files or other materials or information be stored or held in a form or manner not immediately accessible to AT&T. Amdocs shall provide to the AT&T Contract Office all passwords, codes, comments, keys, documentation and the locations of any such files promptly upon the request of AT&T, including Equipment and Software keys and such information as to format, encryption (if any) and any other specifications or information necessary for AT&T to retrieve, read, revise and/or

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                Agreement Number: 20070413.019.C

     maintain such files. [**] AT&T may request access [**] as contemplated by this Agreement.

14.  OWNERSHIP OF MATERIALS.

14.1 AT&T-OWNED MATERIALS.

     AT&T shall be the sole and exclusive owner of all AT&T-Owned Materials, including AT&T-Owned Software, and all enhancements and derivative works of such Materials, including United States and foreign intellectual property rights in such Materials ("AT&T-OWNED MATERIALS").

14.2 DEVELOPED MATERIALS.

     (a) OWNERSHIP [**]. Unless the Parties agree otherwise in writing, [**] under this Agreement [**]. If any such Developed Materials may [**] such Developed Materials, [**]. Amdocs acknowledges [**] such Developed Materials [**]. Amdocs agrees [**]. AT&T grants to Amdocs a non-exclusive, non-transferable, worldwide, limited right and license to access, use, load, execute, store, transmit, copy, reproduce, display, perform, modify and distribute the Developed Materials for the sole purpose of providing the Services during the term of this Agreement pursuant to this Agreement; provided, that this license does not give Amdocs the right, and Amdocs is not authorized, to sublicense such Materials or use them for the benefit of other customers or for any other purpose without AT&T's prior written consent. AT&T may, in its sole discretion and upon such terms and at such prices as AT&T and Amdocs may agree, grant Amdocs a license to use the Developed Materials for other purposes and to sublicense such Developed Materials. Nothing herein shall be construed as [**], provided that [**] the Developed Materials [**].

     (b) [**]. Amdocs shall, [**] Developed Materials. [**] such Materials [**] for such Materials [**] of such Materials [**] Developed Materials.

     (c) [**] OWNED DEVELOPED MATERIALS. [**] Owned Software created by [**] in the course of providing Services under this Agreement [**]; provided, however, that any [**] and, unless otherwise agreed, shall be [**]. For the purposes of this SECTION 14.2(C), [**]. Amdocs hereby grants to AT&T a worldwide, perpetual, irrevocable, non-exclusive, fully paid-up license, to access, use, load, execute,

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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          store, transmit, copy, reproduce, display, perform, modify and enhance such Amdocs-owned Developed Materials for the use by or for the benefit of AT&T and the Eligible Recipients. For the avoidance of doubt, in the event that [**], Amdocs shall [**] in accordance with this Agreement [**].

14.3 AMDOCS-OWNED MATERIALS.

     (a) GENERAL. Amdocs shall be the sole and exclusive owner of the (i) Materials it lawfully owned prior to the Commencement Date, (ii) Materials acquired by Amdocs on or after the Commencement Date (including any such Materials purchased from AT&T pursuant to this Agreement), (iii) derivative works of, and enhancements, changes or modifications to, Amdocs-Owned Software created by Amdocs in accordance with SECTION 14.2(C) and (iv) Materials developed by Amdocs other than in the course of the performance of its obligations under this Agreement or in connection with the use of any AT&T Data or AT&T-Owned Software ("AMDOCS-OWNED MATERIALS"), including United States and foreign intellectual property rights in such Amdocs-Owned Materials.

     (b) EMBEDDED MATERIALS. To the extent that Amdocs desires to embed any Amdocs-Owned Materials into any Software or Developed Materials, except as the parties may otherwise provide in a written amendment, Amdocs will clearly identify such proposal and obtain AT&T's permission before such embedding. To the extent that Amdocs-Owned Materials are embedded in any Developed Materials covered by SECTION 14.2(A), Amdocs shall not be deemed to have assigned its intellectual property rights in such Amdocs-Owned Materials to AT&T, but, except as the parties may otherwise provide in a written amendment, Amdocs hereby grants to AT&T a worldwide, perpetual, irrevocable, non-exclusive, fully paid-up license, with the free right to grant sublicenses, to access, use, load, execute, store, transmit, copy, reproduce, display, perform, modify and enhance such Amdocs-Owned Materials for the benefit and use of AT&T, the Eligible Recipients, and its and their assignees' and sublicensees' solely in connection with the use of the Developed Materials. For the avoidance of doubt, in the event that AT&T [**], Amdocs shall [**]. In the event Amdocs [**].

     (c) [**], Amdocs shall deposit in escrow the [**] and, to the extent available to Amdocs, [**].

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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14.4 OTHER MATERIALS.

     This Agreement shall not confer upon either Party intellectual property rights in Materials of the other Party (to the extent not covered by this ARTICLE 14) unless otherwise so provided elsewhere in this Agreement.

14.5 PLACEMENT OF ACCURATE LEGENDS.

     (a) Amdocs shall place the following legend on all Materials provided to AT&T in connection with this Agreement:

     THIS IS THE CONFIDENTIAL, UNPUBLISHED PROPERTY OF AT&T SERVICES, INC. RECEIPT OR POSSESSION OF IT DOES NOT CONVEY ANY RIGHTS TO DIVULGE, REPRODUCE, USE OR ALLOW OTHERS TO USE IT WITHOUT THE SPECIFIC WRITTEN AUTHORIZATION OF AT&T SERVICES, INC., AND USE MUST CONFORM STRICTLY TO THE LICENSE AGREEMENT BETWEEN USER AND AT&T KNOWLEDGE VENTURES, L.P. Copyright
     (C) 20__, AT&T Knowledge Ventures, L.P. All rights reserved.

     (b) In no event shall Amdocs place any Amdocs copyright on any Materials (including Developed Materials) as to which intellectual property is owned by AT&T.

     (c) In the event that Materials provided to AT&T in connection with this Agreement further contain any Amdocs-Owned Materials, Amdocs may further include the following legend:

     THIS CONTAINS AMDOCS-OWNED MATERIALS, THE DISCLOSURE AND USE OF WHICH MUST CONFORM STRICTLY TO THE LICENSES GRANTED TO AT&T PURSUANT TO THE INFORMATION TECHNOLOGY SERVICES AGREEMENT BETWEEN AT&T SERVICES, INC. AND AMDOCS, INC. DATED AS OF ____________, 2007.

14.6 GENERAL RIGHTS.

     (a) COPYRIGHT LEGENDS. Each Party agrees to reproduce accurate copyright legends which appear on any portion of the Materials which may be owned by the other Party or third parties.

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                Agreement Number: 20070413.019.C

     (b) [**]. Nothing in this Agreement (including ARTICLE 13) [**] under this Agreement, [**] provided, however, that this SECTION 14.6(B) shall [**] under this Agreement [**].

     (c) NO IMPLIED LICENSES. Except as expressly specified in this Agreement, nothing in this Agreement shall be deemed to grant to one Party, by implication, estoppel or otherwise, license rights, ownership rights or any other intellectual property rights in any Materials owned by the other Party or any Affiliate of the other Party (or, in the case of Amdocs, any Eligible Recipient).

     (d) INCORPORATED MATERIALS. Should either Party incorporate into Developed Materials any intellectual property subject to third party patent, copyright or license rights, any ownership or license rights granted herein with respect to such Materials shall be limited by and subject to any such patents, copyrights or license rights; provided that, prior to incorporating any such intellectual property in any Materials, the Party incorporating such intellectual property in the Materials has disclosed this fact and obtained the prior written approval of the other Party.

14.7 AT&T RIGHTS UPON EXPIRATION OR TERMINATION OF AGREEMENT.

     As part of the Termination Assistance Services, Amdocs shall provide the following to AT&T and the Eligible Recipients with respect to Materials and
     Software:

     (a) AT&T-OWNED MATERIALS AND DEVELOPED MATERIALS. With respect to AT&T-Owned Materials and Developed Materials, Amdocs shall, [**]:

          (i) deliver to AT&T all AT&T-Owned Materials and Developed Materials and all copies thereof in the format and medium in use by Amdocs in connection with the Services as of the date of such expiration or termination; and

          (ii) following confirmation by AT&T that the copies of the AT&T-Owned Materials and Developed Materials delivered by Amdocs are acceptable and the completion by Amdocs of any Termination Assistance Services for which such Materials are required, destroy or securely erase all other copies of such Materials then in Amdocs' possession and cease using such Materials for any purpose.

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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     (b)  AMDOCS-OWNED MATERIALS. With respect to those Materials owned by
          Amdocs or Amdocs Affiliates or Subcontractors and used by them to provide the Services, Amdocs, unless otherwise agreed in advance in writing by AT&T in accordance with SECTIONS 6.4(D), 14.2 and 14.3, [**] (For the avoidance of doubt, in the event that AT&T [**] as described under this Section, [**]:

          (i) hereby grants, to AT&T a worldwide, perpetual, non-exclusive, non-transferable, irrevocable, fully paid-up license to access, use, load, execute, store, transmit, copy, reproduce, display, perform, distribute, modify, enhance (with the free right to grant sublicenses) and create derivative works and to permit a third party to access, use, load, execute, store, transmit, copy, reproduce, display, enhance, modify and perform, such Amdocs-Owned Materials for the benefit or use of AT&T, the Eligible Recipients and its and their assignees and sublicensees upon the expiration or termination of this Agreement as needed to continue to perform the Services being performed as of the termination of this Agreement (including completion of Termination Assistance Services);

          (ii) shall [**]; and

          (iii) shall [**] of this Agreement, [**].

[**] AT&T shall [**] in this SECTION 14.7(B). Amdocs shall [**].

     (c) THIRD-PARTY SOFTWARE AND MATERIALS. With respect to Third-Party Software and Materials licensed by Amdocs or Amdocs' Affiliates or Subcontractors and used by them to provide the Services, and subject to any exceptions consented to by AT&T in writing pursuant to SECTION 6.4(D), as part of the provision of Termination Assistance Services, Amdocs shall grant to AT&T (or, at AT&T's election, to AT&T's designee) a sublicense (with the free right to grant sublicenses) offering the same rights and warranties with respect to such Third-Party Software and Materials available to Amdocs (or Amdocs' Affiliates or Subcontractors), on the same terms and conditions, for the benefit and use of AT&T and the Eligible Recipients upon the expiration or termination of this Agreement with respect to the Services for which such Third-Party Software or Materials were used; provided that, during the Termination Assistance Services period, Amdocs may, with AT&T's approval, substitute one of the following for such sublicense:

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                Agreement Number: 20070413.019.C

          (i) the assignment to AT&T (or, at AT&T's election, to AT&T's designee) of the underlying license for such Third-Party Software or Materials; or

          (ii) the procurement for AT&T (or, at AT&T's election, its designee) of a new license (with terms at least as favorable as those in the license held by Amdocs or its Affiliates or Subcontractors and with the free right to grant sublicenses) to such Third-Party Software and Materials for the benefit or use of AT&T, the Eligible Recipients and its and their assignees and sublicensees.

Each Third-Party Contract between third parties and Amdocs with respect to the Third-Party Software and materials referred to herein shall contain provisions allowing such sublicense to AT&T. Amdocs shall use commercially reasonable efforts to ensure that AT&T is entitled for at least [**] years after the termination or expiration of this Agreement to upgrades, maintenance, support and other services for such Third-Party Software and/or Materials from the applicable licensors on terms and conditions no less favorable than those otherwise applicable to Amdocs and at least sufficient for the continuation of the activities comprising the Services.

In addition, Amdocs shall deliver to AT&T a copy of such Third-Party Software and Materials [**], to the extent it has been available to Amdocs) and related documentation and shall cause maintenance, support and other services to continue to be available to AT&T (to the extent it has been available to Amdocs). With respect to such Third-Party Software and Materials, AT&T shall be subject to the confidentiality obligations, if any, provided to AT&T and consented to by AT&T pursuant to SECTION 6.4(C). Unless AT&T has otherwise agreed in advance in accordance with SECTION 6.4(C), AT&T shall [**]. Amdocs shall [**].

If AT&T [**] in accordance with SECTION 21.8 with respect to any such Third-Party Software or Materials that are required to provide the Services in light of changed requirements of AT&T or applicable Laws, and Amdocs [**], then Amdocs shall [**].

[**], Amdocs shall, at AT&T's request, identify the licensing and sublicensing options available to AT&T and the license or transfer fees associated with each. Amdocs shall use commercially reasonable efforts to obtain the most favorable options and the lowest possible transfer, license, relicense, assignment or termination fees for Third-Party Software and Materials. Amdocs shall [**]. If the licensor offers more than one form of license, AT&T (not Amdocs) shall select the form of license to be received by AT&T or its designee.

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In all events, AT&T shall be obligated to make monthly or annual payments attributable to periods after the expiration or termination of this Agreement with respect to the Services for which such Third-Party Software or Materials were used for the right to receive maintenance or support related thereto, but only to the extent [**]. If Amdocs did not obtain AT&T's prior authorization to use Third-Party Software or Materials to provide the Services in the same manner described in SECTION 6.4(C), Amdocs [**] of this Agreement. If AT&T [**] in accordance with SECTION 21.8 of this Agreement with respect to any such Third Party Software or Materials that is required to provide the Services and Supplier is unable to identify any commercially available alternatives, then Supplier shall [**].

     (d) SUBSTITUTE MATERIALS. If and to the extent AT&T has agreed in advance in accordance with SECTION 6.4(C) to accept substitute software or materials, Amdocs may, in lieu of Third-Party Software and Materials to which AT&T is otherwise entitled, deliver the specified licenses and other rights to equivalent software and materials which are sufficient to perform, [**] support or resources and at the levels of efficiency required by this Agreement, the functions of such Third-Party Software and Materials after the expiration or termination of this Agreement.

15.  REPRESENTATIONS, WARRANTIES AND COVENANTS.

15.1 WORK STANDARDS.

     Amdocs represents and warrants that the Services shall be rendered with promptness and diligence and shall be executed in a professional and workmanlike manner, in accordance [**] the Service Levels. Amdocs represents and warrants that it shall use adequate numbers of qualified individuals with suitable training, education, experience, competence and skill to perform the Services. Amdocs shall provide such individuals with training as to new products and services prior to the implementation of such products and services in the AT&T environment.

15.2 MAINTENANCE, EFFICIENCY AND COST EFFECTIVENESS.

     (a) AMDOCS RESPONSIBILITY. Amdocs represents and warrants that, unless otherwise agreed, it shall maintain the Software so that it operates substantially in accordance with the Service Levels and its specifications, including performing Software maintenance in accordance with the applicable Software documentation, recommendations and requirements.

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     (b)  OUT-OF-SUPPORT THIRD-PARTY SOFTWARE. For Third-Party Software no
          longer supported by the licensor or manufacturer for which Amdocs has operational responsibility under SCHEDULES D and D.1, Amdocs shall use all commercially reasonable efforts to perform maintenance for such Software as required.

     (c) REFRESH. To the extent Amdocs has financial responsibility under SCHEDULES D and D.1 for Software, Amdocs shall Upgrade or replace such Software as necessary to satisfy its obligations under this Agreement, [**].

     (d) EFFICIENCY AND COST EFFECTIVENESS. Amdocs shall use commercially reasonable efforts to provide the Services in a cost-effective and efficient manner consistent with the required level of quality and performance. Without limiting the generality of the foregoing, such actions shall include:

          (i)  TIMING OF ACTIONS. Making adjustments in the timing of actions
               [**].

          (ii) TIMING OF FUNCTIONS. [**] the performance of non-critical functions [**].

          (iii) SYSTEMS OPTIMIZATION. Tuning or optimizing the Systems (including memory), Applications Software, [**].

          (iv) USAGE SCHEDULING. Controlling its use of the System and/or the AT&T data network by scheduling usage, where possible, to low utilization periods.

          (v) ALTERNATIVE TECHNOLOGIES. Subject to SECTION 9.5, using alternative technologies to perform the Services.

          (vi) EFFICIENCY. Efficiently using resources for which AT&T is charged hereunder, consistent with industry norms, and compiling data concerning such efficient use in segregated and auditable form whenever possible.

15.3 SOFTWARE.

     (a) OWNERSHIP AND USE. Amdocs represents, warrants and covenants that it is either the owner of, or authorized to use, any and all Software provided and used by Amdocs in providing the Services. As to any such Software that Amdocs does not own but is authorized to use, Amdocs shall advise AT&T as to the ownership and extent of Amdocs' rights with regard to such Software to the extent any

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          limitation in such rights would materially impair Amdocs' performance of its obligations under this Agreement.

     (b) PERFORMANCE. Amdocs represents, warrants and covenants that any Amdocs-Owned Software will [**] described therein. Amdocs represents, warrants and covenants that Amdocs shall [**] of this Agreement.

     (c) DEVELOPED MATERIALS COMPLIANCE. Amdocs warrants and covenants that Developed Materials shall [**]. Amdocs shall [**]. To the extent that [**], Amdocs shall [**].

     (d) NONCONFORMITY. In addition to the foregoing, in the event that the Amdocs Owned Software or Developed Materials do not Comply with the Specifications and criteria set forth in this Agreement, and/or materially and adversely affect the Services provided hereunder, Amdocs shall expeditiously repair or replace such Software or Material with conforming Software or Material. With respect to Developed Materials, in the event that Amdocs [**], AT&T shall, [**].

     (e) OUT-OF-SUPPORT THIRD-PARTY SOFTWARE. To the extent Third-Party Software for which Amdocs is operationally responsible under SCHEDULES D and D.1 is no longer supported by the applicable licensor or manufacturer, [**].

15.4 NON-INFRINGEMENT.

     (a) PERFORMANCE OF RESPONSIBILITIES. Except as otherwise provided in this Agreement, each Party represents and warrants that it shall perform its responsibilities under this Agreement in a manner that does not infringe, or constitute an infringement or misappropriation of, any patent, copyright, trademark, trade secret or other proprietary or privacy rights of any third party; provided, however, that the performing Party shall not have any obligation or liability to the extent any infringement or misappropriation is caused by (i) modifications made by the other Party or its contractors or subcontractors, without the knowledge or approval of the performing Party, (ii) the other Party's combination of the performing Party's work product or Materials with items not furnished, specified or reasonably anticipated by the performing Party or contemplated by this Agreement, (iii) a breach of this Agreement by the other Party, (iv) the failure of the other Party to use corrections or modifications provided by the performing Party offering equivalent features and functionality or

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          (v) [**] the performing Party to [**]. Each Party further represents and warrants that it will not use or create materials in connection with the Services which are or are alleged to be libelous, defamatory or obscene.

     (b) THIRD-PARTY SOFTWARE INDEMNIFICATION. In addition, unless otherwise agreed, with respect to Third-Party Software provided by Amdocs pursuant to this Agreement, Amdocs covenants that it shall obtain and provide intellectual property indemnification for AT&T (or obtain intellectual property indemnification for itself and enforce such indemnification on behalf of AT&T) from the Third-Party Software vendor of such Software. [**] under this Agreement, [**].

     (c) ACTIONS IN CASE OF INFRINGEMENT. In the event that (1) any Materials, Developed Materials, Equipment or Software provided by Amdocs or its Affiliates or Subcontractors pursuant to this Agreement or used by them in the performance of the Services are found or, in AT&T's reasonable opinion and as reasonably demonstrated by AT&T are likely to be found, to infringe upon the patent, copyright, trademark, trade secrets, intellectual property or proprietary rights of any third party [**] under this Agreement or (2) the continued use of such Materials, Developed Materials, Equipment or Software is enjoined, Amdocs shall, in addition to defending, indemnifying and holding harmless AT&T as provided in SECTION 17.1(E) and to the other rights AT&T may have under this Agreement, promptly and at its own cost and expense and in such a manner as to minimize the disturbance to AT&T's and the Eligible Recipients' business activities, do one of the following:

          (i)  [**] such Materials, Developed Materials, Equipment or Software.

          (ii) [**] as contemplated by this Agreement).

          (iii) [**] such item(s) [**].

15.5 AUTHORIZATION.

Each Party represents and warrants to the other that:

     (a) CORPORATE EXISTENCE. It is a corporation duly incorporated, validly existing and in good standing under the laws of its State of incorporation;

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     (b)  CORPORATE POWER AND AUTHORITY. It has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement;

     (c) LEGAL AUTHORITY. It has obtained all licenses, authorizations, approvals, consents or permits required to perform its obligations under this Agreement under all applicable Laws and under all applicable rules and regulations of all authorities having jurisdiction over the Services, except to the extent the failure to obtain any such license, authorizations, approvals, consents or permits is, in the aggregate, immaterial;

     (d) DUE AUTHORIZATION. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the requisite corporate action on the part of such Party; and

     (e) NO VIOLATION OR CONFLICT. The execution, delivery, and performance of this Agreement shall not constitute a violation of any judgment, order or decree; a material default under any material contract by which it or any of its material assets are bound; or an event that would, with notice or lapse of time, or both, constitute such a default.

15.6 INDUCEMENTS.

     Amdocs represents and warrants that it has not given and will not give commissions, payments, kickbacks, lavish or extensive entertainment, or other inducements of more than minimal value to any employee or agent of AT&T in connection with this contract. Amdocs also represents and warrants that, to the best of its knowledge, no officer, director, employee, agent or representative of Amdocs has given any such payments, gifts, entertainment or other thing of value to any employee or agent of AT&T. Amdocs also acknowledges that the giving of any such payments, gifts, entertainment or other thing of value is strictly in violation of AT&T policy on conflicts of interest, [**].

15.7 MALICIOUS CODE.

     Each Party shall cooperate with the other Party and shall take commercially reasonable actions and precautions (including the use of antivirus software) consistent with SCHEDULE D to prevent the introduction and proliferation of Malicious Code into AT&T's environment or any System used by Amdocs to provide the Services. [**] under this

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     Agreement, [**] the Malicious Code [**].

15.8 DISABLING CODE.

     Amdocs represents and warrants that, without the prior written consent of AT&T, Amdocs shall not insert into the Software any Disabling Code. Amdocs further represents and warrants that, with respect to any Disabling Code that may be part of the Software, Amdocs shall not invoke or cause to be invoked such Disabling Code at any time, including upon expiration or termination of this Agreement for any reason, without AT&T's prior written consent. Amdocs also represents and warrants that it shall not use Third-Party Software with Disabling Code without the prior approval of AT&T.

15.9 COMPLIANCE WITH LAWS.

     (a) COMPLIANCE BY AMDOCS. Amdocs represents and warrants that, with respect to the provision of the Services and the performance of its other legal and contractual obligations hereunder, it is and shall be in compliance with all applicable Laws on the Effective Date and shall remain in compliance with such Laws for the entire term of this Agreement, including identifying and procuring applicable permits, certificates, approvals and inspections required under such Laws. If a charge of non-compliance by Amdocs with any such Laws occurs, Amdocs shall (to the extent permitted by Law) promptly notify AT&T of such charge. Notwithstanding anything to the contrary contained herein, Amdocs shall at all times during the term of this Agreement provide the Services solely from geographic regions from which Amdocs is permitted under United States Law to provide the Services and from which AT&T is permitted under United States Law to receive the Services.

     (b) COMPLIANCE WITH FCC DOCKET NO. 96-115. Notwithstanding and without limiting any other provisions of this Agreement, Amdocs represents and warrants that, with respect to the provision of the Services and the performance of its other legal and contractual obligations hereunder, it shall be in compliance with any Laws based on 47 U.S.C. Section 222 (including the rules and orders issued from Federal Communications Commission's CC Docket No. 96-115) and any Laws addressing similar subject matters, and shall remain in compliance with such Laws for the entire term of this Agreement, including identifying and procuring applicable permits, certificates, approvals and inspections required under such Laws.

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     (c)  COMPLIANCE DATA AND REPORTS. Amdocs shall provide AT&T with data and reports in Amdocs' possession necessary for AT&T to comply with all Laws applicable to the Services.

     (d) SOFTWARE, EQUIPMENT, SYSTEMS AND MATERIALS COMPLIANCE. Amdocs covenants that the Software, Equipment, Systems and Materials owned, provided or used by Amdocs in providing the Services are in compliance with all applicable Laws on the Effective Date and shall remain in compliance with such Laws for the entire term of this Agreement.

     (e) NOTICE OF LAWS. Amdocs shall notify AT&T of any Laws and changes in Laws applicable to the provision of the Services (and not specific to the provision of telecommunication services) and shall identify the impact of such Laws and changes in Laws on Amdocs' performance. Amdocs also shall [**] and shall [**], Amdocs shall [**]. With respect to those Laws applicable to AT&T [**], AT&T shall [**] and AT&T shall [**]. At AT&T's request, Amdocs Personnel shall participate in AT&T provided regulatory compliance training programs.

     (f) AT&T NOTICE OF LAWS. AT&T shall notify Amdocs of any changes of Laws specific to [**] as AT&T becomes aware of such changes of Laws and to the extent such notification was provided internally before the Commencement Date to the Transitioned Personnel or AT&T business units responsible for performing the services replaced by the Service in accordance with applicable related law.

     (g) CHANGES IN LAWS. Amdocs shall, [**] comply with all Laws and changes in Laws (including Laws specifically applicable to AT&T or the Eligible Recipients as providers of telecommunication services to the extent Amdocs receives notice of such Laws from AT&T or as otherwise provided in this SECTION 15.9) and shall implement upon AT&T approval any necessary modifications to the Services prior to the deadline imposed by the regulatory or governmental body having jurisdiction for such requirement or change. For avoidance of doubt, [**], as applicable.

     (h) COMPLIANCE WITH ELECTRONIC AND DATA PRIVACY LAWS. Without limiting any other provisions of this Agreement, with respect to any AT&T Personal Data, Amdocs shall comply with all Laws under applicable Privacy Laws (as well as Laws with respect to any Customer Information). Amdocs shall also provide AT&T with such assistance as AT&T may reasonably require to fulfill its

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          responsibilities under the respective applicable Privacy Laws.

     (i)  Compliance with Export Control Laws.

          (i) The Parties expressly acknowledge their obligation to comply with all applicable Laws regarding export from the United States, the European Union, the United Nations and other jurisdictions of computer hardware, software, technical data or derivatives thereof, as such Laws may be modified from time to time. Amdocs shall be responsible for, and shall coordinate and oversee, compliance with such export Laws in respect of such items exported or imported by Amdocs hereunder. In their respective performance of the activities contemplated under this Agreement, neither party will directly or indirectly export (or re-export) any applications, computer hardware, software, technical data or derivatives of such hardware, software technical assistance or technical data, or permit the shipment of same:

          (ii) into any country to which the United States has embargoed goods or discuss, or review such Materials with any citizen of the embargoed countries or entities (i.e., Cuba, Iran, Iraq, Libya, North Korea, and Syria). For all purposes, an embargoed country is considered both the geographic area containing the land mass and the citizens of that country, whether they are within the borders of the country or not. Additionally, Amdocs understands and agrees that it will not allow access to any and all AT&T applications to any person from an embargoed country, even if living/working in another country ;

          (iii) to anyone on the SDN Blocked Persons List, Denied companies List, Denied Technology (e.g., encryption software); or

          (iv) to any country or destination for which the United States government or a United States governmental agency requires an export license or other approval for export without first having obtained such license or other approval.

          (v) Each Order must be reviewed for compliance to export control regulations. Additionally, each AT&T system and all applications that the Amdocs will access must be reviewed by AT&T for compliance with the

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               export control regulations.

          (vi) Amdocs shall be solely responsible for arranging export clearance, including applying for and obtaining any permits, licenses or other authorizations and complying with export clearance formalities, for all exports by Amdocs from any country to AT&T in the United States made hereunder. AT&T shall be responsible for obtaining export clearance and complying with export formalities for all exports from the United States made by AT&T to Amdocs hereunder. The Parties agree to use reasonable efforts to obtain and provide to each other in a timely manner any end-user, end-use and other documentation and certifications as may reasonably be requested by the other Party in support of any applications made to relevant government authorities in connection with such exports.

          (vii) AT&T shall not be responsible or otherwise assume any responsibility for the importation of articles outside the United States. Amdocs expressly agrees to be responsible for any and all such importations. AT&T agrees to be responsible for the importation of any articles that Amdocs exports to AT&T in the United States provided Amdocs provides AT&T with at least seven
               (7) calendar days advance notice of such shipment. If such notice is not provided, the Amdocs shall be responsible for the importation, unless AT&T notifies the Amdocs in writing that AT&T will assume responsibility for importing the shipment into the United States.

          (viii) This section shall not relieve Amdocs of its obligation to perform the Services as provided herein, but such performance shall be undertaken in a manner complying with such Laws. Further, a change of any such Law shall not constitute a force majeure. The provisions of this section will survive the expiration or termination of this Agreement for any reason.

     (j)  Foreign Corrupt Practices Act ("FCPA") Compliance.

          (i) Without limiting any other provision of this Agreement, in all activities associated with the performance of the Services, Amdocs shall perform in a manner consistent with the requirements of the FCPA. The FCPA prohibits the payment or offering anything of value to a government official or political party or candidate for the purpose of corrupting the exercise of an individual's duties and attempting to influence that

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               individual to provide or retain business. [**].

          (ii) Amdocs [**]. AT&T [**]. Amdocs [**].

     (k) EXECUTIVE ORDER COMPLIANCE. Amdocs' obligation to comply with all Laws includes the procurement of permits, certificates, approvals, inspections and licenses, when needed, in the performance of this Agreement. Amdocs further agrees to comply with all applicable Executive Order and Federal regulations as set forth in "Executive Orders and Federal Regulations," a copy of which is attached as SCHEDULE U and by this reference made a part of this Agreement.

     (l) RESPONSIBILITY. [**] Amdocs, AT&T or the Eligible Recipients [**] of Amdocs or its Subcontractors [**].

     (m) TERMINATION. In the event that there is any change in Laws that results in AT&T incurring significantly increased Charges in accordance with this Agreement (other than Charges for the Services performed on the AT&T Data, Equipment or Software as required to comply with any Law) or otherwise materially adversely affects Amdocs' ability to perform the Services, then AT&T may at its option terminate this Agreement in its entirety or (subject to application of Change Management Procedures) the affected portion of the Services by giving Amdocs at least sixty (60) days prior notice and designating a date upon which such termination shall be effective. Amdocs shall not be entitled to [**] in connection with a termination on this basis.

15.10 INTEROPERABILITY.

     (a) AT&T warrants that, as of the Effective Date, the Systems used to provide the services being replaced by the Services are fully interoperable with the Software, Equipment, firmware and embedded chips used by AT&T that may deliver records to, receive records from or otherwise interact with the Systems to receive the services replaced by the Services.

     (b) Amdocs represents and warrants that the Systems used to provide the Services will, after the Effective Date, continue to be fully interoperable with the Software, Equipment, firmware and embedded chips used by AT&T that may deliver records to, receive records from, or otherwise interact with the Systems to receive the Services.

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15.11 OFFSHORE TRANSFER OR PROCESSING OF AT&T DATA.

     (a) Amdocs represents and warrants that, to the extent that its performance of the Services includes the transfer, storage or processing outside of the United States of AT&T Data or other performance of the Services outside of the United States, such Services (the "OFFSHORE SERVICES") will be (i) performed in accordance with the Agreement and Laws (including Privacy Laws) of the United States, European Union (if applicable) and any jurisdiction in which the Offshore Services are performed and (ii) performed such that Laws permit the transfer of the AT&T Data back into the United States, and future performance of the Services within the United States, without any additional cost to AT&T or authorization or permission of any Entity or government.

     (b) In the event that new Laws or changes in Laws (including as contemplated in SECTION 15.9): (i) require that [**]; (ii) prohibit the [**]; or (iii) require that [**] (collectively, "OFFSHORE IMPACT"). In such event, Amdocs shall perform all necessary tasks in order to continue to perform the Services, including any Offshore Services, in compliance with Laws, including, as required by Laws, the performance of any or all Services within the United States. Upon the event of an Offshore Impact, the [**].

     (c) Amdocs represents and warrants that, to the extent that Offshore Services are performed and to the extent that AT&T Data is transferred to, processed or stored outside, or accessed from outside of the United States and in addition to its other obligations under this Agreement, Amdocs shall store and process AT&T Data and store and operate all Application Software in a secure environment designed, monitored and administered to prevent the violation of Laws or this Agreement. In addition, Amdocs shall establish, and require all Amdocs Personnel to comply with, stringent policies and rules regarding the removal of AT&T Data or Application Software from Amdocs Facilities and otherwise requiring Amdocs Personnel to act in accordance with this Agreement and Laws, and Amdocs shall establish physical and logical measures to ensure that such policies and rules are followed. Under no circumstances shall AT&T Data or Application Software used in Offshore Services be removed from Amdocs Facilities.

     (d) Without limiting Amdocs' obligations or AT&T's rights under SECTION 6.1(A) or other obligation under this Agreement, Amdocs represents and warrants that, to the extent that Offshore Service are performed, no more than [**] percent ([**]%)

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          of all Amdocs Personnel and Managed Third Parties performing Services
          (calculated on an FTE basis) will be located outside of the United States. If [**] months after the Commencement Date or thereafter [**] month period, Amdocs may increase the percentage of Amdocs Personnel and Managed Third Parties performing Services outside the United States to [**] percent ([**]%) (calculated on an FTE basis). Such an increase is subject to Amdocs' demonstrating its [**] month period and its [**]. In the event Amdocs has [**] month period, the Parties will discuss and consider whether to allow Amdocs to increase the percentage of Amdocs Personnel and Managed Third Parties performing Services outside the United States, provided that AT&T will not be obliged to permit an increase in the percentage of Amdocs Personnel and Managed Third Parties performing Services outside the United States until Amdocs has [**] month period.

However, if Amdocs subsequently [**] for [**] consecutive months or for more than [**] months in a [**] month period, [**], Amdocs shall re-establish the level of Amdocs Personnel and Managed Third Parties performing Services outside of the United States to no more than [**] percent ([**]%) (calculated on an FTE basis), [**].

     (e) At any point at least [**] months after the Commencement Date, Amdocs may propose to AT&T that more than [**] percent ([**]%) but no more than [**] percent ([**]%) of Amdocs Personnel and Managed Third Parties (calculated on an FTE basis) performing Services be located outside of the United States. This proposal will consist of a transition plan as well as supporting rationale such as continued performance at or above the [**], process improvements and technology improvements that support the concept of moving more of the Services outside of the United States. [**].

15.12 DISCLAIMER.

     EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, NEITHER PARTY MAKES ANY REPRESENTATIONS, CONDITIONS OR WARRANTIES TO THE OTHER PARTY, WHETHER EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES AND CONDITIONS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

RESTRICTED - PROPRIETARY INFORMATION

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  within those companies or for distribution outside those companies except by
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16.  INSURANCE AND RISK OF LOSS.

16.1 INSURANCE.

     (a) With respect to Amdocs' performance under this Agreement, and in addition to Amdocs' obligation to indemnify, Amdocs shall comply with this Section.

     (b) Amdocs shall maintain insurance coverages and limits required by this Section and any additional insurance and/or bonds required by law:

     (c) at all times during the term of this Agreement and until completion of all Services associated with this Agreement, whichever is later; and

     (d) with respect to any coverage maintained in a "claims-made" policy, for two (2) years following the term of this Agreement or completion of all Services associated with this Agreement, whichever is later. If a "claims-made" policy is maintained, the retroactive date must precede the commencement of Services under this Agreement;

     (e) Amdocs shall require each Subcontractor that may perform Services under this Agreement or enter upon the AT&T Facilities or Amdocs Facilities to maintain coverages, requirements, and limits at least as broad as those listed in this Section from the time when the subcontractor begins performance of Services, throughout the term of the Subcontractor's performance of Services and, with respect to any coverage maintained on a "claims-made" policy, for two (2) years thereafter;

     (f) Amdocs shall procure the required insurance from an insurance company eligible to do business in the state or states where Services will be performed and having and maintaining a Financial Strength Rating of [**] or better and a Financial Size Category of [**] or better, as rated in the A.M. Best Key Rating Guide for Property and Casualty Insurance Companies, except that, in the case of Workers' Compensation insurance, Amdocs may procure insurance from the state fund of the state where Services are to be performed; and

     (g) Amdocs shall deliver to AT&T, certificates of insurance stating the types of insurance and policy limits, with a cancellation clause amended to read as follows: "The issuing company will endeavor to provide at least 30 days advance written notice of cancellation or non-renewal to AT&T". Amdocs shall deliver

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          such certificates:

     (h) prior to execution of this Agreement and prior to commencement of any Services;

     (i)  prior to expiration of any insurance policy required in this Section;
          and

     (j) for any coverage maintained on a "claims-made" policy, for two (2) years following the term of this Agreement or completion of all Services associated with this Agreement, whichever is later.

     (k)  The Parties agree:

     (l) the failure of AT&T to demand such certificate of insurance or failure of AT&T to identify a deficiency will not be construed as a waiver of Amdocs' obligation to maintain the insurance required under this Agreement;

     (m) that the insurance required under this Agreement does not represent that coverage and limits will necessarily be adequate to protect Amdocs, nor be deemed as a limitation on Amdocs' liability to AT&T in this Agreement;

     (n) Amdocs may meet the required insurance coverages and limits with any combination of primary and Umbrella/Excess liability insurance; and

     (o)  Amdocs is responsible for any deductible or self-insured retention.

     (p)  The insurance coverage required by this Section includes:

     (q) WORKERS' COMPENSATION insurance with benefits afforded under the laws of the state in which the Services are to be performed and Employers Liability insurance with minimum limits of:

          (i)  $500,000 for Bodily Injury - each accident

          (ii) $500,000 for Bodily Injury be disease - policy limits

          (iii) $500,000 for Bodily Injury by disease - each employee

     (r) To the fullest extent allowable by law, the policy must include a waiver of subrogation in favor of AT&T, its Affiliates, and their directors, officers and

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          employees.

     (s) In states where Workers' Compensation insurance is a monopolistic state-run system, Amdocs shall add Stop Gap Employers Liability with limits not less than $500,000 each accident or disease.

     (t) COMMERCIAL GENERAL LIABILITY insurance written on Insurance Services Office (ISO) Form CG 00 01 12 04 or a substitute form providing equivalent coverage, covering liability arising from premises, operations, personal injury, products/completed operations, and liability assumed under an insured contract (including the tort liability of another assumed in a business contract) with minimum limits of:

          (i)  $2,000,000 General Aggregate limit

          (ii) $1,000,000 each occurrence limit for all bodily injury or property damage incurred in any one (1) occurrence

          (iii) $1,000,000 each occurrence limit for Personal Injury and Advertising Injury

          (iv) $2,000,000 Products/Completed Operations Aggregate limit

          (v)  $1,000,000 each occurrence limit for Products/Completed
               Operations

          (vi) $1,000,000 Damage to Premises Rented to You (Fire Legal
               Liability)

     (u)  The Commercial General Liability insurance policy must:

          (i) include AT&T, its Affiliates, and their directors, officers, and employees as Additional Insureds. Amdocs shall provide a copy of the Additional Insured endorsement to AT&T. The Additional Insured endorsement may either be specific to AT&T or may be "blanket" or "automatic" addressing any person or entity as required by contract. A copy of the Additional Insured endorsement must be provided within 60 days of execution of this Agreement and within 60 days of each COMMERCIAL General

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               Liability policy renewal;


          (ii) include a waiver of subrogation in favor of AT&T, its Affiliates, and their directors, officers and employees; and

          (iii) be primary and non-contributory with respect to any insurance or self-insurance that is maintained by AT&T.

     (v) Business Automobile Liability insurance with minimum limits of $1,000,000 each accident for bodily injury and property damage, extending to all owned, hired, and non-owned vehicles.

     (w) Umbrella/Excess Liability insurance with limits of at least $1,000,000 each occurrence and in the aggregate with terms and conditions at least as broad as the underlying Commercial General Liability, Business Auto Liability, and Employers Liability policies. Umbrella/Excess Liability limits will be primary and non-contributory with respect to any insurance or self-insurance that is maintained by AT&T.

     (x) Fidelity or Crime insurance covering employee dishonesty. Amdocs shall include a client coverage endorsement written for limits of $1,000,000 in the aggregate and shall include AT&T as Loss Payee.

     (y) Professional Liability (Errors & Omissions) insurance with minimum limits of $1,000,000 each claim or wrongful act and in the aggregate.

     (z) Internet Liability and Network Protection (Cyberrisk) insurance with minimum limits of $1,000,000 each claim or wrongful act and in the aggregate.

     (aa) MEDIA LIABILITY insurance with minimum limits of $1,000,000 each claim or wrongful act and in the aggregate.

     (bb) Property insurance with limits equal to the replacement cost of Amdocs' Business Personal Property at the location where Services are to be performed under this Agreement. The Property insurance policy will include a waiver of subrogation in favor of AT&T, its Affiliates, and their directors, officers and employees.

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16.2 RISK OF LOSS.

     (a) GENERAL. Except as otherwise provided in SECTION 17.3, each Party shall be responsible for risk of loss of, and damage to, any Equipment, Software or other materials in its possession or under its control. Amdocs shall [**]. Each Party shall promptly notify the other of any damage (except normal wear and tear), destruction, loss, theft or governmental taking of any item of Equipment, Software or other materials in the possession or under the control of such Party, whether or not insured against by such Party, whether partial or complete, which is caused by any act, omission, fault or neglect of such Party ("EVENT OF LOSS"). Such Party shall be responsible for the cost of any necessary repair or replacement of such Equipment, Software or other materials due to an Event of Loss; in the event of a AT&T Event of Loss, such repair or replacement shall not be considered part of Amdocs' maintenance obligations. For an AT&T Event of Loss, Amdocs shall coordinate and oversee repair or replacement performed by a third party on a [**] basis, or by Amdocs at agreed-upon prices.

     (b) WAIVER. Except as provided below, Amdocs and AT&T each waive all rights to recover against the other Party for damage, destruction, loss, theft or governmental taking of their respective real or tangible personal property (whether owned or leased) from any cause to the extent covered by insurance maintained by each of them, [**]. This waiver of subrogation shall not extend to the damage, destruction, loss or theft of real or tangible personal property caused by the negligence or other tortious conduct of the other Party or the failure of the other Party to comply with its obligations under this Agreement. Amdocs and AT&T will [**] maintained by each Party.

     16.3 THIRD PARTY ADMINISTRATOR

Amdocs understands and acknowledges that AT&T may engage the services of a third party administrator (the "ADMINISTRATOR") to perform certain Agreement-related administrative functions for AT&T which may include (i) collecting and verifying certificates of insurance, (ii) providing financial analysis, (iii) verifying certifications under SECTION 9.11 (Amdocs Diversity), and (iv) collecting and verifying Amdocs profile information. Amdocs shall (A) cooperate with the Administrator in Administrator's performance of such functions, (B) provide such data as the Administrator may from time to time request, and (C) pay the Administrator a one time set-up fee of $[**] and an annual fee for the performance of such functions (not to exceed $[**]). Notwithstanding any other provision of the Agreement, AT&T may provide Proprietary

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Information regarding Amdocs to the Administrator, as appropriate to the exercise AT&T's rights under this Agreement.

17.  INDEMNITIES.

17.1 INDEMNITY BY AMDOCS.

     Amdocs agrees to indemnify, defend and hold harmless AT&T and the Eligible Recipients and their respective officers, directors, employees, agents, representatives, successors and assigns from any and all Losses and threatened Losses due to third-party claims arising from or in connection with any of the following:

     (a)  [**];

     (b) [**] on or after the Commencement Date [**] pursuant to this Agreement;

     (c)  [**] on or after the Commencement Date [**] the Services;

     (d)  [**];

     (e)  [**];

     (f)  [**] under this Agreement;

     (g)  [**];

     (h)  [**] pursuant to this Agreement;

     (i)  [**] the regulations promulgated thereunder;

     (j)  [**] under this Agreement, [**] under this Agreement;

     (k)  [**];

     (l) [**] resulting from [**] from and after [**] from and after [**] other aspects of the [**]; and/or[**] with respect to [**] in connection with [**], except, in each case, to the extent [**] under this Agreement;

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     (m)  [**] its obligations under [**];

     (n) [**]with respect to any [**] in connection with [**] of this Agreement;

     (o)  [**] to the extent such [**] under this Agreement; and

     (p)  [**] with this Agreement.

17.2 INDEMNITY BY AT&T.

     AT&T agrees to indemnify, defend and hold harmless Amdocs and its officers, directors, employees, agents, representatives, successors and assigns, from any Losses and threatened Losses due to third-party claims arising from or in connection with any of the following:

     (a)  [**];

     (b)  [**] under this Agreement;

     (c)  [**] pursuant to this Agreement;

     (d)  [**];

     (e)  [**] or other proprietary rights [**];

     (f)  [**], that are the [**];

     (g)  [**] under this Agreement, [**] under this Agreement;

     (h)  [**] under this Agreement, [**] before the Commencement Date [**]; and

     (i)  [**] of this Agreement.

17.3 ADDITIONAL INDEMNITIES.

     Amdocs and AT&T each agree to indemnify, defend and hold harmless the other, and the Eligible Recipients and their respective Affiliates, officers, directors, employees, agents, representatives, successors and assigns, from any and all Losses and threatened Losses to the extent they arise from or in connection with any of the following: (a) except as

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     otherwise provided in SECTION 17.1(K), the death or bodily injury of any agent, employee, customer, business invitee, business visitor or other person caused by the negligence or other tortious conduct of the indemnitor or the failure of the indemnitor to comply with its obligations under this Agreement; and (b) the damage, loss or destruction of any real or tangible personal property caused by the negligence or other tortious conduct of the indemnitor or the failure of the indemnitor to comply with its obligations under this Agreement.

17.4 ENVIRONMENTAL.

     (a) AT&T OBLIGATIONS. With respect to AT&T sites where Amdocs performs Services and where Hazardous Materials are used or produced in operations performed by AT&T, AT&T shall [**] (i) notify Amdocs of any procedures and precautions to be taken by Amdocs when performing Services, (ii) when applicable Laws require the use of special equipment or training in order for Amdocs to provide safely and properly the Services in the presence of such Hazardous Materials, provide such equipment and acquisition of training, (iii) comply with all material applicable Laws concerning AT&T's treatment, storage, registration, handling or disposal of or reporting about, Hazardous Materials used or produced by AT&T in its operations and (iv) be responsible for [**] with respect to AT&T's treatment, storage, registration, handling or disposal of or reporting about Hazardous Materials used or produced by AT&T in its operations.

     (b) AMDOCS OBLIGATIONS. Amdocs shall (i) notify AT&T of the procedures and precautions to be taken at AT&T or Amdocs facilities where Hazardous Materials are used or produced by Amdocs or its Affiliates or Subcontractors in the performance of the Services, (ii) provide [**] any special equipment or training required by AT&T to perform its operations safely and properly in the presence of such Hazardous Materials, (iii) be responsible for complying with all material applicable Laws concerning the treatment, storage, registration, handling or disposal of or reporting about Hazardous Materials used or produced by Amdocs or its Affiliates or Subcontractors in the performance of the Services and (iv) be responsible for [**] with respect to the treatment, storage, registration, reporting, handling or disposal of any Hazardous Materials used or produced in the performance by Amdocs or its Affiliates or Subcontractors of the Services.

     (c) RESPONSE. In the event that Hazardous Materials other than Hazardous Materials brought on to an AT&T site by Amdocs, its Affiliates or agents are present at any

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          AT&T site during the term of this Agreement, Amdocs may cease performance of any affected portion of the Services if and to the extent Amdocs' ability to perform such portion of the Services safely (as determined by OSHA standards) is impacted by the presence of such Hazardous Materials and the unsafe condition cannot reasonably be circumvented by Amdocs through the use of alternative approaches, workaround plans or other means; provided that [**].

     (d) RESPONSIBILITY. AT&T shall be liable for and indemnify Amdocs against all costs, expenses or other Losses incurred or suffered by Amdocs as a result of the treatment, storage, registration, handling, disposal or release of or reporting about Hazardous Materials used or produced by operations performed by AT&T at the AT&T sites, except to the extent that such costs, expenses or Losses were caused by the conduct of Amdocs or Amdocs' employees, subcontractors, agents, invitees or representatives. Amdocs shall be liable for and indemnify AT&T and the Eligible Recipients against all costs, expenses or other Losses incurred or suffered by AT&T or any Eligible Recipient as a result of the treatment, storage, registration, handling, disposal or release of or reporting about Hazardous Materials used or produced by Amdocs in the performance of the Services, except to the extent such costs, expenses or Losses were caused by the conduct of AT&T, AT&T employees, invitees, contractors or other persons for whom AT&T is legally responsible (which specifically excludes Amdocs or Amdocs' employees, subcontractors, agents or representatives). Neither Amdocs nor AT&T shall be liable to the other for any special, indirect, incidental or consequential damages.

17.5 INDEMNIFICATION PROCEDURES.

     With respect to third-party claims (other than those covered by SECTION 17.1(F)), the following procedures shall apply:

     (a) NOTICE. Promptly after receipt by any Entity entitled to indemnification (under SECTION 17.1 through SECTION 17.4 or any other provisions of this Agreement) of notice of the commencement or threatened commencement of any civil, criminal, administrative or investigative action or proceeding involving a claim in respect of which the indemnitee will seek indemnification pursuant to any such Section, the indemnitee shall notify the indemnitor of such claim. No delay or failure to so notify an indemnitor shall relieve it of its obligations under this Agreement except to the extent that such indemnitor has suffered actual prejudice by such delay or

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          failure. Within fifteen (15) days following receipt of notice from the indemnitee relating to any claim, but no later than five (5) days before the date on which any response to a complaint or summons is due, the indemnitor shall notify the indemnitee that the indemnitor elects to assume control of the defense and settlement of that claim
          (a "NOTICE OF ELECTION").

     (b) PROCEDURE FOLLOWING NOTICE OF ELECTION. If the indemnitor delivers a Notice of Election within the required notice period, the indemnitor shall assume sole control over the defense and settlement of the claim; provided, however, that (i) the indemnitor shall keep the indemnitee fully apprised at all times as to the status of the defense, and (ii) the indemnitor shall obtain the prior written approval of the indemnitee before entering into any settlement of such claim asserting any liability against the indemnitee or imposing any obligations or restrictions on the indemnitee or ceasing to defend against such claim. The indemnitor shall not be liable for any legal fees or expenses incurred by the indemnitee following the delivery of a Notice of Election; provided, however, that (i) the indemnitee shall be entitled to employ counsel at its own expense to participate in the handling of the claim, and (ii) the indemnitor shall pay the fees and expenses associated with such counsel if, in the reasonable judgment of the indemnitee, based on an opinion of counsel, there is a conflict of interest with respect to such claim or if the indemnitor has requested the assistance of the indemnitee in the defense of the claim or the indemnitor has failed to defend the claim diligently. The indemnitor shall not be obligated to indemnify the indemnitee for any amount paid or payable by such indemnitee in the settlement of any claim if (x) the indemnitor has delivered a timely Notice of Election and such amount was agreed to without the written consent of the indemnitor, (y) the indemnitee has not provided the indemnitor with notice of such claim and a reasonable opportunity to respond thereto or (z) the time period within which to deliver a Notice of Election has not yet expired.

     (c) PROCEDURE WHERE NO NOTICE OF ELECTION IS DELIVERED. If the indemnitor does not deliver a Notice of Election relating to any claim within the required notice period, the indemnitee shall have the right to defend the claim in such manner as it may deem appropriate. The indemnitor shall promptly reimburse the indemnitee for all such costs and expenses incurred by the indemnitee, including attorneys' fees.

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17.6 INDEMNIFICATION PROCEDURES--GOVERNMENTAL CLAIMS.

     With respect to claims covered by SECTION 17.1(F) the following procedures shall apply:

     (a) NOTICE. Promptly after receipt by AT&T of notice of the commencement or threatened commencement of any action or proceeding involving a claim in respect of which the indemnitee will seek indemnification pursuant to SECTION 17.1(F) AT&T shall notify Amdocs of such claim. No delay or failure to so notify Amdocs shall relieve Amdocs of its obligations under this Agreement except to the extent that Amdocs has suffered actual prejudice by such delay or failure.

     (b) PROCEDURE FOR DEFENSE. AT&T shall be entitled to have sole control over the defense and settlement of such claim; provided that AT&T shall consult with Amdocs on a regular basis regarding claim processing (including actual and anticipated costs and expenses) and litigation strategy and shall obtain the prior written approval of Amdocs before entering into any settlement of such claim involving the payment of moneys for which Amdocs will ultimately be financially responsible under SECTION 17.1(F).

17.7 SUBROGATION.

     Except as otherwise provided in SECTIONS 16.1 or 16.2 in the event that an indemnitor shall be obligated to indemnify an indemnitee pursuant to
     SECTION 17.1 through SECTION 17.4 or any other provision of this Agreement, the indemnitor shall, upon payment of such indemnity in full, be subrogated to all rights of the indemnitee with respect to the claims to which such indemnification relates.

18.  LIABILITY.

18.1 GENERAL INTENT.

     Subject to the specific provisions and limitations of this ARTICLE 18, it is the intent of the Parties that each Party shall be liable to the other Party for any actual damages incurred by the non-breaching Party as a result of the breaching Party's failure to perform its obligations in the manner required by this Agreement.

18.2 FORCE MAJEURE.

     (a) GENERAL. Subject to SECTION 18.2(D), no Party shall be liable for any default or

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          delay in the performance of its obligations under this Agreement if and to the extent such default or delay is caused, directly or indirectly, by fire, flood, earthquake, elements of nature or acts of God; wars, riots, civil disorders, rebellions or revolutions or any other similar cause beyond the reasonable control of such Party, except to the extent the non-performing Party is at fault in failing to prevent or causing such default or delay, and provided that such default or delay can not reasonably be circumvented by the non-performing Party through the use of alternate sources, workaround plans or other means. A strike, lockout or labor dispute involving Amdocs or a Subcontractor and its own personnel shall not excuse Amdocs from its obligations hereunder. In addition, the refusal of Amdocs Personnel to enter a facility that is the subject of a labor dispute shall excuse Amdocs from its obligations hereunder only if and to the extent such refusal is based upon a reasonable fear of physical harm.

     (b) DURATION AND NOTIFICATION. In such event the non-performing Party shall be excused from further performance or observance of the obligation(s) so affected for as long as such circumstances prevail and such Party continues to use all commercially reasonable efforts to recommence performance or observance whenever and to whatever extent possible without delay. Any Party so prevented, hindered or delayed in its performance shall, as quickly as practicable under the circumstances, notify the Party to whom performance is due by telephone (to be confirmed in writing within one (1) day of the inception of such delay) and describe at a reasonable level of detail the circumstances of the force majeure event, the steps being taken to address such force majeure event and the expected duration of such force majeure event.

     (c) [**]. If any event described in [**]. In addition, if any event described in [**] of this Agreement [**]hereunder shall be [**] this Agreement [**]. Amdocs shall [**].

     (d) DISASTER RECOVERY. Upon the occurrence of a force majeure event, Amdocs shall implement promptly, as appropriate, its disaster recovery plan and provide disaster recovery services as described in SCHEDULE
          D. The occurrence of a force majeure event shall not relieve Amdocs of its obligation to implement its disaster recovery plan and provide disaster recovery services. Amdocs shall periodically update and test the operability of the disaster recovery plan and certify to AT&T that the disaster recovery plan is fully operational.

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     (e)  [**] in accordance with this Agreement [**] hereunder [**].

     (f) [**] under this Agreement, [**]. In no event will [**] in the event of the occurrence of a force majeure event.

18.3 LIMITATION OF LIABILITY.

     (a)  Limitation as to Nature of Damages. EXCEPT AS PROVIDED IN THIS SECTION
          18.3 OR SECTION 17.1, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING LOST REVENUE, REGARDLESS OF THE FORM OF THE ACTION OR THE THEORY OF RECOVERY, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

     (b) LIMITATION AS TO AMOUNT OF DAMAGES. EXCEPT AS PROVIDED IN THIS SECTION 18.3, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR AGGREGATE DAMAGES GREATER THAN THE GREATER OF (I) FORTY THREE MILLION DOLLARS ($43,000,000) OR (II) THE FEES PAID OR PAYABLE BY AT&T UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTHS PRECEDING THE OCCURRENCE GIVING RISE TO THE LIABILITY. For avoidance of doubt, and except for Amdocs' liability under SECTION 17.1(O), which shall be subject to the limitations of liability outlined in this SECTION 18.3(B), any payments or compensation associated with the indemnifications described in ARTICLE 17 shall not apply to or count against the limitations of liability outlined in this SECTION 18.3(B).

     (c)  [**]. The limitations of liability set forth in SECTION 18.3(A) and
          SECTION 18.3(B) shall [**]:

          (i)  [**] a Party;

          (ii) [**] under ARTICLE 17 of this Agreement;

          (iii) [**] of this Agreement [**];

          (iv) [**] provide [**];

          (v)  [**];

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          (vi) [**] set forth in SECTIONS 15.4, 15.6, 15.7, 15.8, 15.9 and
               15.11; or

          (vii) [**] under ARTICLE 13;

          (viii) Notwithstanding the foregoing provisions of this Section 18.3(c), [**] set forth in Section 18.3(b).

          (ix) Except as otherwise explicitly stated herein, nothing in this provision shall be interpreted to [**]of this Agreement.

     (d)  [**]. The following shall be considered [**] in accordance with this
          Agreement:

          (i)  [**];

          (ii) [**] or any part thereof;

          (iii) [**];

          (iv) [**] under this Agreement;

          (v) [**], including [**] in connection with [**] or otherwise perform in accordance with this Agreement;

          (vi) [**] in accordance with this Agreement, including [**] perform an obligation under this Agreement;

          (vii) [**];

          (viii) [**];

          (ix) [**] pursuant to SCHEDULE F.

     (e) ITEMS NOT CONSIDERED DAMAGES. Charges and other amounts that are due and owing to Amdocs for Services performed under this Agreement shall not be considered damages subject to, and shall not be counted toward the liability cap specified in, SECTION 18.3(B).

     (f) NO WAIVER. Nothing in this provision shall be interpreted to prevent a Party from recovering damages otherwise recoverable under this Agreement.

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19.  DISPUTE RESOLUTION.

19.1 INFORMAL DISPUTE RESOLUTION.

     Prior to the initiation of formal dispute resolution procedures with respect to any dispute, other than as provided in SECTION 19.1(D) or
     SECTION 20.9, the Parties shall first attempt to resolve such dispute informally, as follows:

     (a) INITIAL EFFORT. The Parties agree that they shall attempt in good faith to resolve all disputes (other than those described in SECTION 19.1(D) or SECTION 20.9) in accordance with SCHEDULE D, PART 4. In the event of a dispute that is not resolved or resolvable in accordance with SCHEDULE D, PART 4, either Party may refer the dispute for resolution to the senior corporate executives specified in SECTION 19.1(B) below upon written notice to the other Party.

     (b) ESCALATION. Within five (5) business days of a notice under SECTION 19.1(A) above referring a dispute for resolution by senior corporate executives, the AT&T Contract Office and the Amdocs Account Office will each prepare and provide to an Amdocs Division President and the AT&T Chief Information Officer, respectively, summaries of the relevant information and background of the dispute, along with any appropriate supporting documentation, for their review. The designated senior corporate executives will confer as often as they deem reasonably necessary in order to gather and furnish to the other all information with respect to the matter in issue which the parties believe to be appropriate and germane in connection with its resolution. The designated senior corporate executives shall discuss the problem and negotiate in good faith in an effort to resolve the dispute without the necessity of any formal proceeding. The specific format for the discussions will be left to the discretion of the designated senior corporate executives, but may include the preparation of agreed-upon statements of fact or written statements of position.

     (c)  PROVISION OF INFORMATION. During the course of negotiations under
          SECTION 19.1(A) or SECTION 19.1(B) above, all reasonable requests made by one Party to another for non-privileged information, reasonably related to the dispute, will be honored in order that each of the parties may be fully advised of the other's position. All negotiation shall be strictly confidential and used solely for the purposes of settlement. Any materials prepared by one Party for these proceedings shall not be used as evidence by the other Party in any subsequent

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          arbitration or litigation; provided, however, the underlying facts supporting such materials may be subject to discovery.

     (d) PREREQUISITE TO FORMAL PROCEEDINGS. Formal proceedings for the resolution of a dispute may not be commenced until the earlier of: (i) the designated senior corporate executives under SECTION 19.1(B) above concluding in good faith that amicable resolution through continued negotiation of the matter does not appear likely; or (ii) thirty (30) days after the notice under SECTION 19.1(A) above referring the dispute to designated senior corporate executives. The time periods specified in this SECTION 19.1 shall not be construed to prevent a Party from instituting, and a Party is authorized to institute, formal proceedings earlier to (A) avoid the expiration of any applicable limitations period, (B) preserve a superior position with respect to other creditors, or (C) address a claim arising out of the breach of a Party's obligations under ARTICLE 13 or a dispute subject to SECTION 20.9.

     (e) ADDITIONAL ESCALATION. In addition to the dispute resolution provisions contained in this SECTION 19.1, in connection with any exercise of its termination rights under SECTION 20.1(A)(I), (II) or
          (III), AT&T will, no less than thirty (30) days prior to the effective date of such termination, but without extending any applicable time frames specified in the Agreement, provide Amdocs with the right to have its Chief Executive Officer address the relevant issues with AT&T's Chief Operating Officer.

19.2 ARBITRATION.

     (a) Except for claims arising out of the breach of a Party's obligations under ARTICLE 13 or disputes subject to SECTION 20.9, any controversy or claim arising out of or relating to this Agreement, or any breach thereof, which cannot be resolved using the procedures set forth above in SECTION 19.1, shall be finally resolved under the Commercial Arbitration Rules of the American Arbitration Association then in effect; provided, however, that without limiting any rights at law or in equity a Party may have because of an improper termination of this Agreement by the other Party, nothing contained in this Agreement shall limit either Party's right to terminate this Agreement pursuant to ARTICLE 20.

     (b) The Arbitration shall take place in [**], and shall apply the law of [**]. The decision of the arbitrators shall be final and binding and judgment on the award

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          may be entered in any court of competent jurisdiction. The arbitrators shall be instructed to state the reasons for their decisions in writing, including findings of fact and law. The arbitrators shall be bound by the warranties, limitations of liability and other provisions of this Agreement. Except with respect to the provisions of this Agreement that provide for injunctive relief rights, such arbitration shall be a precondition to any application by either Party to any court of competent jurisdiction.

     (c) Within ten (10) days after delivery of written notice ("NOTICE OF DISPUTE") by one Party to the other in accordance with this Section, the Parties each shall use good faith efforts to mutually agree upon one (1) arbitrator. If the Parties are not able to agree upon one (1) arbitrator within such period of time, the Parties each shall within ten (10) days: (i) appoint one (1) arbitrator who has at no time ever represented or acted on behalf of either of the Parties, and is not otherwise affiliated with or interested in either of the Parties and
          (ii) deliver written notice of the identity of such arbitrator and a copy of his or her written acceptance of such appointment to the other Party. If either Party fails or refuses to appoint an arbitrator within such ten (10) day period, the single arbitrator appointed by the other Party shall decide alone the issues set out in the Notice of Dispute. Within ten (10) days after such appointment and notice, such arbitrators shall appoint a third arbitrator. In the event that the two (2) arbitrators fail to appoint a third arbitrator within ten (10) days of the appointment of the second arbitrator, either arbitrator or either Party may apply for the appointment of a third arbitrator to the American Arbitration Association.

     (d) All arbitrators selected pursuant to this Section shall be practicing attorneys with at least five (5) years of experience in technology law applicable to the Services. Any such appointment shall be binding upon the Parties. The Parties shall use best efforts to set the arbitration within sixty (60) days after selection of the arbitrator or arbitrators, as applicable, but in no event shall the arbitration be set more than ninety (90) days after selection of the arbitrator or arbitrators, as applicable. Discovery as permitted by the Federal Rules of Civil Procedure then in effect will be allowed in connection with arbitration to the extent consistent with the purpose of the arbitration and as allowed by the arbitrator or arbitrators, as applicable. The decision or award of the arbitrator or the majority of the three arbitrators, as applicable, shall be rendered within fifteen
          (15) days after the conclusion of the hearing, shall be in writing, shall set forth the basis therefor, and

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          shall be final, binding and nonappealable upon the Parties and may be enforced and executed upon in any court having jurisdiction over the Party against whom the enforcement of such decision or award is sought. Each Party shall bear its own arbitration costs and expenses and all other costs and expenses of the arbitration shall be divided equally between the Parties; provided, however, the arbitrator or arbitrators, as applicable, may modify the allocation of fees, costs and expenses in the award in those cases where fairness dictates other than such allocation between the Parties.

19.3 CONTINUED PERFORMANCE.

     (a) GENERAL. Each Party agrees that it shall, unless otherwise directed by the other Party, continue performing its obligations under this Agreement while any dispute is being resolved; provided that this provision shall not operate or be construed as extending the term of this Agreement or prohibiting or delaying a Party's exercise of any right it may have to terminate the term of this Agreement as to all or any part of the Services. [**].

     (b) [**]. Amdocs acknowledges and agrees that [**]. Amdocs expressly acknowledges and agrees that, [**] under this Agreement, [**] AT&T and Amdocs. Amdocs further agrees as follows:

          (i) [**] any of the terms of this Agreement [**] under this Agreement [**], Amdocs agrees that [**].

          (ii) Amdocs shall not intentionally interrupt the Services or provide reduced levels of Service quality or support unless and until [**].

          (iii) [**] because it is required to do so [**], Amdocs shall [**] the Services.

          (iv) Subject to SECTIONS 20.1(B) and 4.3(A)(III), Amdocs shall [**].

19.4 GOVERNING LAW.

     This Agreement and performance under it shall be governed by and construed in accordance with the applicable laws of [**], without giving effect to the principles thereof relating to conflicts of laws. The United Nations Convention on Contracts for the International Sales of Goods shall not apply to this Agreement.

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19.5 VENUE AND JURISDICTION.

     In any litigation arising out of this Agreement and to the fullest extent permitted by Law, the Parties hereby irrevocably agree, submit and waive objection to jurisdiction and venue in, [**].

20.  TERMINATION.

20.1 TERMINATION FOR CAUSE.

     (a)  BY AT&T. If Amdocs:

          (i) commits a material breach of this Agreement, which breach is not cured within [**] days after notice of the breach from AT&T;

          (ii) commits a material breach of this Agreement which is not capable of being cured within [**] days;

          (iii) commits numerous breaches of its duties or obligations which collectively constitute a material breach of this Agreement;

          (iv) becomes liable for or incurs Service Level [**] under this Agreement that, in the aggregate, exceed [**] percent ([**]%) of the [**] during any rolling [**] month period, regardless of whether such Service Level [**] are subject to, or have in fact been, [**] provisions of SCHEDULE F;

          (v) fails to perform in accordance with the Minimum Service Level of the same Service Level for [**] consecutive months or during [**] months of any [**] consecutive month period;

          (vi) makes an unpermitted assignment of this Agreement as described in
               Section 21.1(b)(iv); or

          (vii) incurs liability to AT&T under this Agreement in excess of [**] percent ([**]%) of the limitation of liability described in
               SECTION 18.3(B);

then AT&T may, by giving notice to Amdocs, terminate this Agreement with respect to all or any part of the Services, in whole or in part, as of a date specified in the notice of termination. Amdocs shall [**] in connection with a Termination for Cause. If AT&T chooses to terminate

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the Agreement in part, [**].

The express acknowledgment that a certain amount of Service Level [**] or number of Service Level defaults constitutes grounds for termination under SECTIONS 20.1(A)(IV) and (V) does not imply that a lesser amount or number cannot constitute a material breach of this Agreement and therefore grounds for termination under other subsections, and no Party shall contend otherwise in any dispute or controversy between the Parties.

     (b) BY AMDOCS. In the event that AT&T fails to pay Amdocs undisputed charges exceeding [**] the average monthly fees payable by AT&T under this Agreement and fails to cure such default within [**] days of notice from Amdocs of the possibility of termination for failure to make such payment, Amdocs may, by notice to AT&T, terminate this Agreement.

20.2 CRITICAL SERVICES.

Without limiting AT&T's rights under SECTION 20.1, if Amdocs commits a material breach [**], and Amdocs is unable to cure such breach within [**] hours of written notice from AT&T, AT&T may, in addition to its other remedies at law and in equity, [**] until Amdocs has cured the breach or this Agreement is terminated. During such period, [**]. The express inclusion of this remedy in this SECTION 20.2 does not limit AT&T's right to use a similar remedy for other breaches by Amdocs of this Agreement.

20.3 TERMINATION FOR CONVENIENCE.

     AT&T may terminate this Agreement with respect to all or any portion of the Services for convenience and without cause at any time by giving Amdocs prior notice designating the Services to be terminated and the termination date as follows: (a) at least sixty (60) days' prior notice for each termination which involves ten percent (10%) or less of the total Services;
     (b) at least ninety (90) days' prior notice for each termination which involves more than ten percent (10%) but less than or equal to twenty-five percent (25%) of the total Services; and (c) at least one hundred eighty
     (180) days' prior notice for each termination which involves greater than twenty-five percent (25%) of the total Services based on AT&T's good faith estimate. Upon the effective date of any such termination, AT&T shall pay to Amdocs a [**] calculated in accordance with SCHEDULE M.

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20.4 TERMINATION UPON AMDOCS CHANGE OF CONTROL.

     (a) In the event of a change in Control of Amdocs (or that portion of Amdocs providing Services under this Agreement) or the Entity that Controls Amdocs (if any), where such Control is acquired, directly or indirectly, in a single transaction or series of related transactions, or all or substantially all of the assets of Amdocs are acquired by any Entity, or Amdocs is merged with or into another Entity to form a new Entity, AT&T may at its option terminate this Agreement by giving Amdocs at least ninety (90) days prior notice and designating a date upon which such termination shall be effective; provided, however, AT&T shall not have this right if Amdocs Limited, (a Guernsey corporation as of the Effective Date) retains Control of Amdocs after such transaction, acquisition, merger; provided, further, however, if such change in Control of Amdocs involves an AT&T competitor, AT&T may terminate this Agreement by giving Amdocs at least ten (10) days prior notice, and AT&T competitor shall be prohibited from any contact with AT&T Data, AT&T Proprietary Information and any and all other information about the AT&T account, including discussions with Amdocs Personnel regarding specifics relating to the Services. Amdocs shall not be entitled to any [**] in connection with a termination pursuant to this SECTION 20.4. Such termination shall constitute a release condition under the escrow agreement described in SECTION 14.3(C).

     (b) Subject to any legal obligation of confidentiality or applicable securities laws, Amdocs will provide AT&T with notice at the earliest permissible time of Amdocs' intention to make such a change of Control and facilitate AT&T's receipt of sufficient information about the Entity acquiring Control for AT&T to choose to exercise its termination rights described in SECTION 20.4(A).

     (c)  Any permitted assignee or successor in interest under this SECTION
          20.4 shall agree in writing to be bound by the terms and conditions of this Agreement.

     (d) Regardless of AT&T's consent or refusal to consent to an assignment under this SECTION 20.4, Amdocs, or its successor in interest, shall continue to perform under the terms of the Agreement until such time as the Agreement terminates or expires.

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20.5 TERMINATION UPON AT&T MERGERS AND ACQUISITIONS.

     In the event that, in a single transaction or series of transactions, AT&T acquires or is acquired by any other Entity (by stock sale, asset sale or otherwise) or merges with any other Entity that performs for itself or receives from another party services substantially similar to the Services supporting software functionally similar to the Applications, then, at any time within twelve (12) months after the last to occur of such events, AT&T may at its option terminate this Agreement by giving Amdocs at least ninety
     (90) days' prior notice and designating a date upon which such termination shall be effective. Amdocs shall be entitled to [**] in connection with a termination on this basis that is [**] that would be applicable if such termination were a termination under SECTION 20.3; provided that in the event of any such a termination within the first twenty-four (24) months after the Commencement Date, the [**] will be calculated as if such date were the twenty-fifth (25th) month following the Commencement Date).

20.6 TERMINATION UPON [**].

     If, notwithstanding ninety (90) days of good faith negotiation by AT&T, AT&T and Amdocs do not agree as contemplated by SECTION 11.6(B), AT&T may at its option terminate this Agreement by giving Amdocs at least ninety
     (90) days prior notice and designating a date upon which such termination shall be effective. Amdocs shall be entitled to [**] upon termination pursuant to this SECTION 20.6.

20.7 INSOLVENCY.

     (a) RIGHT TO TERMINATE. In the event that any Party (a) files for bankruptcy, (b) becomes or is declared insolvent, or is the subject of any proceedings related to its liquidation, insolvency or the appointment of a receiver or similar officer for it, (c) makes an assignment for the benefit of all or substantially all of its creditors or (d) enters into an agreement for the composition, extension, or readjustment of substantially all of its obligations, then the other Party may terminate this Agreement as of a date specified in a termination notice; provided, however, that Amdocs will not have the right to exercise such termination under this SECTION
          20.7 so long as AT&T pays for the Services to be received hereunder in advance on a month-to-month basis. If any Party elects to terminate this Agreement due to the insolvency of the other Party, such termination will be deemed to be a termination for cause hereunder.

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     (b)  SECTION 365(N). Notwithstanding any other provision of this Agreement to the contrary, in the event that Amdocs becomes a debtor under the Bankruptcy Code and rejects this Agreement pursuant to Section 365 of the Bankruptcy Code (a "BANKRUPTCY REJECTION"), (i) any and all of the licensee and sublicensee rights of AT&T arising under or otherwise set forth in this Agreement, including the rights of AT&T referred to in
          SECTION 14.7, shall be deemed fully retained by and vested in AT&T as protected intellectual property rights under Section 365(n)(1)(B) of the Bankruptcy Code and further shall be deemed to exist immediately before the commencement of the bankruptcy case in which Amdocs is the debtor; (ii) AT&T shall have all of the rights afforded to non-debtor licensees and sublicensees under Section 365(n) of the Bankruptcy Code; and (iii) to the extent any rights of AT&T under this Agreement which arise after the termination or expiration of this Agreement are determined by a bankruptcy court to not be "intellectual property rights" for purposes of Section 365(n), all of such rights shall remain vested in and fully retained by AT&T after any Bankruptcy Rejection as though this Agreement were terminated or expired. AT&T shall under no circumstances be required to terminate this Agreement after a Bankruptcy Rejection in order to enjoy or acquire any of its rights under this Agreement, including any of the rights of AT&T referenced in SECTION 14.7.

     (c) AT&T RIGHTS UPON AMDOCS' BANKRUPTCY. In the event of Amdocs' bankruptcy or of the filing of any petition under the federal bankruptcy laws affecting the rights of Amdocs which is not stayed or dismissed within thirty (30) days of filing, in addition to the other rights and remedies set forth herein, to the maximum extent permitted by Law, AT&T will have the immediate right to retain and take possession for safekeeping all AT&T Data, AT&T Proprietary Information, AT&T licensed Third Party Software, AT&T owned Equipment, AT&T owned Materials, AT&T owned Developed Materials, and all other Software, Equipment, Systems or Materials to which AT&T is or would be entitled during the term of this Agreement or upon the expiration or termination of this Agreement. Amdocs shall cooperate fully with AT&T and assist AT&T in identifying and taking possession of the items listed in the preceding sentence. AT&T will have the right to hold such AT&T Data, Proprietary Information, Software, Equipment, Systems and Materials until such time as the trustee or receiver in bankruptcy or other appropriate court officer can provide adequate assurances and evidence to AT&T that they will be protected from sale, release, inspection, publication or inclusion in any publicly accessible record, document,

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          material or filing. Amdocs and AT&T agree that without this material provision, AT&T would not have entered into this Agreement or provided any right to the possession or use of AT&T Data, AT&T Proprietary Information or AT&T Software covered by this Agreement.

     (d) RIGHTS TO ASSUME IN BANKRUPTCY. In the event of commencement of bankruptcy proceedings by or against AT&T or an Eligible Recipient, such Entity or its trustee in bankruptcy shall be entitled to assume the licenses granted to such Entity under or pursuant to this Agreement and shall be entitled to retain all of such Entity's rights thereunder.

20.8 PARTIAL TERMINATION.

     (a) TERMINATION BY SERVICE. Without limiting any other right of AT&T hereunder, if AT&T is entitled to terminate this Agreement or any Services, AT&T shall have the right to terminate this Agreement, in whole or in part, with respect to one or more Services or with respect to the amount or volume of any Services, and in the event of any partial termination the Charges payable hereunder shall be equitably adjusted to reflect those terminated Services, amounts or volumes.

     (b) TERMINATION OF SERVICES FOR MATERIAL BREACH. In determining whether AT&T is entitled to terminate one or more Service(s) for cause pursuant to SECTION 20.1(A), the materiality of a breach by Amdocs shall be measured with respect only to those Service(s) to be terminated by AT&T.

20.9 EQUITABLE REMEDIES.

     Amdocs acknowledges that, in the event it breaches (or attempts or threatens to breach) its obligation to provide Termination Assistance Services as provided in SECTION 4.3, its obligation respecting continued performance in accordance with SECTION 19.3, or its obligation to provide access to computers or files containing AT&T Data in accordance with
     SECTION 13.5, AT&T will be irreparably harmed. In such a circumstance, AT&T may proceed directly to court for purposes of obtaining equitable relief. If a court of competent jurisdiction should find that Amdocs has breached (or attempted or threatened to breach) any such obligations, Amdocs agrees that without any additional findings of irreparable injury or other conditions to injunctive relief, it shall not oppose the entry of an appropriate order compelling performance by Amdocs and restraining it from any further breaches (or attempted or threatened breaches).

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                Agreement Number: 20070413.019.C

21.  GENERAL.

21.1 BINDING NATURE AND ASSIGNMENT.

     (a) BINDING NATURE. This Agreement will be binding on the Parties and their respective successors and permitted assigns.

     (b) ASSIGNMENT. Neither Party may, or will have the power to, assign this Agreement without the prior written consent of the other, except in the following circumstances:

          (i) Either Party may assign its rights and obligations under this Agreement, without the approval of the other Party, to an Affiliate of the assigning Party that is based and incorporated in the United States and that has the necessary capability, standing, resources and solvency as reasonably determined by the non-assigning Party to perform the Agreement and which expressly assumes such Party's obligations and responsibilities hereunder and is not a direct competitor of the other Party; provided, that the assigning Party shall remain fully liable for and shall not be relieved from the full performance of all obligations under this Agreement. Any Party assigning its rights or obligations to an Affiliate in accordance with this Agreement shall, within one
               (1) business day after such assignment, provide notice thereof to the other Party together with a copy of any relevant provisions of the assignment document.

          (ii) Amdocs may assign its rights and obligations under this Agreement, only with the express written consent of AT&T, to an Affiliate of Amdocs that is not based and incorporated in the United States and that has the necessary capability, standing, resources, reputation, governance, authorization, jurisdiction, location and solvency, as reasonably determined by AT&T, to perform the Agreement and which expressly assumes Amdocs' obligations and responsibilities hereunder and is not a direct competitor of AT & T; provided, that Amdocs shall remain fully liable for and shall not be relieved from the full performance of all obligations under this Agreement. In the event that Amdocs takes steps to assign its rights or obligations to an Affiliate in accordance with this Agreement, Amdocs shall provide notice thereof to AT&T together with a copy of any relevant provisions of the assignment document and the

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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

                                                Agreement Number: 20070413.019.C

               relevant consent request. To the extent that the Affiliate of Amdocs to which assignment is proposed meets the standards described above, as reasonably determined and evaluated in good faith by AT&T, which shall be entitled to take into account jurisdiction of the proposed assignee, including enforceability of rights and obligations, legal status of the proposed assignee, regulatory, enforcement and legal climate of the jurisdiction and other reasonable factors relevant to the provision of services to AT&T by a foreign entity, AT&T shall not unreasonably withhold such consent.

          (iii) AT&T may assign its rights and obligations under this Agreement to an Entity acquiring, directly or indirectly, Control of AT&T, an Entity into which AT&T is merged, or an Entity acquiring all or substantially all of AT&T's assets, without the approval of Amdocs. The acquirer or surviving Entity shall agree in writing to be bound by the terms and conditions of this Agreement.

          (iv) Notwithstanding the foregoing, AT&T shall have the right to terminate this Agreement for cause in accordance with SECTION 20.1(A) if Amdocs makes any such assignment under this Agreement within one (1) year of the Effective Date.

          (v) Nothing in this Section 21.1(b), limits AT&T's termination rights pursuant to Section 20.4.

     (c) IMPERMISSIBLE ASSIGNMENT. Any attempted assignment that does not comply with the terms of this SECTION 21.1 shall be null and void.

21.2 ENTIRE AGREEMENT; AMENDMENT.

     This Agreement, including any Schedules and Exhibits referred to herein and attached hereto, each of which is incorporated herein for all purposes, constitutes the entire agreement between the Parties with respect to the subject matter hereof. There are no agreements, representations, warranties, promises, covenants, commitments or undertakings other than those expressly set forth herein. This Agreement supersedes all prior agreements, representations, warranties, promises, covenants, commitments or undertaking, whether written or oral, with respect to the subject matter contained in this Agreement. No amendment, modification, change, waiver or discharge hereof shall be

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                Agreement Number: 20070413.019.C

     valid unless in writing and signed by an authorized representative of the Party against which such amendment, modification, change, waiver or discharge is sought to be enforced.

21.3 NOTICES.

     (a) Any notice, notification, request, demand or determination provided by a Party pursuant to SECTION 4.3 Termination Assistance Services,
          SECTION 6.12 Notice of Default, SECTION 7.6 Notice of Default, SECTION 11.6(D) [**], SECTION 13.4(D) Loss of Proprietary Information, SECTION
          17.5 Indemnification Procedures, SECTION 18.2(I) Force Majeure,
          SECTION 19.1 Informal Dispute Resolution, SECTION 20 Termination and
          SECTION 21.1 Binding Nature and Assignment shall be in writing and shall be delivered in hard copy using one of the following methods: and shall be deemed delivered upon receipt: (i) by hand, (ii) by an express courier with a reliable system for tracking delivery, or (iii) by registered or certified mail, return receipt requested, postage prepaid. Unless otherwise agreed, the forgoing notices shall be delivered as follows:

In the case of AT&T:

AT&T Services, Inc.
Attention: Senior Contract Manager
1010 Pine Street
St. Louis, MO 63101

With a copy to:

AT&T Services, Inc.
Attention: General Attorney and Assistant General Counsel
Room 4-B-80
175 East Houston Street
San Antonio, TX 78205

In the case of Amdocs:

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C

Amdocs, Inc.
Attention: Division President
1390 Timberlake Manor Parkway
Chesterfield, MO 63017

With a copy to:

Amdocs, Inc.
Attention: Office of General Counsel
Harborside Financial Center
Plaza 5, Suite 2700
Jersey City, NJ 07311

     (b) All notices, notifications, requests, demands or determinations required or provided pursuant to this Agreement, other than those specified in SECTION 21.3(A), may be sent in hard copy in the manner specified in SECTION 21.3(A), or by e-mail transmission (where receipt is acknowledged by the recipient) or facsimile transmission (with acknowledgment of receipt from the recipient's facsimile machine) to the addresses set forth below:

In the case of AT&T:

AT&T Services, Inc.
Attention: Senior Contract Manager
1010 Pine Street
St. Louis, MO 63101

In the case of Amdocs:

Amdocs, Inc.
Attention: Division President
1390 Timberlake Manor Parkway
Chesterfield, MO 63017

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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

                                                Agreement Number: 20070413.019.C

     (c) A Party may from time to time change its address or designee for notification purposes by giving the other prior notice of the new address or designee and the date upon which it shall become effective.

21.4 COUNTERPARTS.

     This Agreement may be executed in several counterparts, all of which taken together shall constitute one single agreement between the Parties hereto.

21.5 HEADINGS.

     The article and section headings and the table of contents used herein are for reference and convenience only and shall not be considered in the interpretation of this Agreement.

21.6 RELATIONSHIP OF PARTIES.

     Amdocs, in furnishing services to AT&T hereunder, is acting as an independent contractor, and Amdocs has the sole obligation to supervise, manage, contract, direct, procure, perform or cause to be performed, all work to be performed by Amdocs under this Agreement. Amdocs is not an agent of AT&T and has no right, power or authority, expressly or impliedly, to represent or bind AT&T as to any matters, except as expressly authorized in this Agreement.

21.7 SEVERABILITY.

     In the event that any provision of this Agreement conflicts with the law under which this Agreement is to be construed or if any such provision is held invalid or unenforceable by a court with jurisdiction over the Parties, such provision shall be deemed to be restated to reflect as nearly as possible the original intentions of the Parties in accordance with applicable law. The remaining provisions of this Agreement and the application of the challenged provision to persons or circumstances other than those as to which it is invalid or unenforceable shall not be affected thereby, and each such provision shall be valid and enforceable to the full extent permitted by law.

21.8 CONSENTS AND APPROVAL.

     Except where expressly provided as being at the sole discretion of a Party, where

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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

                                                Agreement Number: 20070413.019.C

     agreement, approval, acceptance, consent, confirmation, notice or similar action by either Party is required under this Agreement, such action shall not be unreasonably delayed or withheld. An approval or consent given by a Party under this Agreement shall not relieve the other Party from responsibility for complying with the requirements of this Agreement, nor shall it be construed as a waiver of any rights under this Agreement, except as and to the extent otherwise expressly provided in such approval or consent.

21.9 WAIVER OF DEFAULT; CUMULATIVE REMEDIES.

     (a) WAIVER OF DEFAULT. A delay or omission by either Party hereto to exercise any right or power under this Agreement shall not be construed to be a waiver thereof. A waiver by either of the Parties hereto of any of the covenants to be performed by the other or any breach thereof shall not be construed to be a waiver of any succeeding breach thereof or of any other covenant herein contained. All waivers must be in writing and signed by the Party waiving its rights.

     (b) CUMULATIVE REMEDIES. All remedies provided for in this Agreement shall be cumulative and in addition to and not in lieu of any other remedies available to either Party at law, in equity or otherwise.

21.10 SURVIVAL.

     Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement (including SECTION 4.3, SECTION 5, SECTION 13, SECTION 14, SECTION 17,
     SECTION 18, SECTION 18.3(D)(I) and SECTION 20) shall survive any termination or expiration of this Agreement and continue in full force and effect. Additionally, all provisions of this Agreement will survive the expiration or termination of this Agreement to the fullest extent necessary to give the Parties the full benefit of the bargain expressed herein.

21.11 PUBLICITY.

     Neither Party shall use the other Party's or its Affiliates' names or any language, pictures, trademarks, service marks or symbols which could, in the other Party's judgment, imply such Party's or its Affiliates' identity or endorsement by the other Party, its Affiliates or any of its employees in any (i) written, electronic or oral advertising or presentation or (ii) brochure, newsletter, book, electronic database or other written matter of whatever nature, without AT&T's prior written consent (which hereafter shall be collectively

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C

     referred to as "PUBLICITY MATTERS"). Each Party shall submit to the other Party for written approval, prior to publication, all Publicity Matters that mention or display a Party's or its Affiliates' names, trademarks or service marks, or that contain any symbols, pictures or language from which a connection to said names or marks may be inferred or implied.

21.12 THIRD-PARTY BENEFICIARIES.

     Except as expressly provided herein, this Agreement is entered into solely between, and may be enforced only by, AT&T and Amdocs. This Agreement shall not be deemed to create any rights or causes of action in or on behalf of any third parties, including employees, suppliers and customers of a Party, or to create any obligations of a Party to any such third parties.

21.13 ORDER OF PRECEDENCE.

     In the event of a conflict, this Agreement shall take precedence over the Schedules attached hereto, and the Schedules shall take precedence over any attached Exhibits.

21.14 [**].

     (a) [**]. Except as expressly set forth herein, during the term of this Agreement and for a period of [**] months thereafter, Amdocs will [**]. Except as expressly set forth in this Agreement in connection with [**], during the term of this Agreement and for a period of [**] months thereafter, AT&T will [**] under this Agreement [**]. In each case, [**] months after the [**] under this Agreement. This provision shall [**].

     (b)  [**] this SECTION 21.14, [**].

21.15 FURTHER ASSURANCES.

     Each Party covenants and agrees that, subsequent to the execution and delivery of this Agreement and without any additional consideration, each Party shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate the purposes of this Agreement.

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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

                                                Agreement Number: 20070413.019.C

21.16 NO LIENS.

     Amdocs will not file, or by its action or inaction permit, any mechanics or materialman's liens to be filed on or against property or realty of AT&T or any Eligible Recipient. In the event that any such Liens arise as a result of Amdocs' action or inaction, Amdocs will obtain a bond to fully satisfy such liens or otherwise remove such liens at its sole cost and expense within ten (10) business days.

21.17 COVENANT OF GOOD FAITH.

     Each Party agrees that, in its respective dealings with the other Party under or in connection with this Agreement, it shall act in good faith.

21.18 RESERVATION OF LICENSES AND RIGHTS.

     Licenses, rights and interests granted under this Agreement shall be interpreted to include only those rights expressly granted under this Agreement and licenses, rights and interests not expressly granted under this Agreement are reserved.

21.19 ACKNOWLEDGMENT.

     The Parties each acknowledge that the terms and conditions of this Agreement have been the subject of active and complete negotiations, and that such terms and conditions should not be construed in favor of or against any Party by reason of the extent to which any Party or its professional advisors participated in the preparation of this Agreement

[Signature Page Follows]

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized representatives as of the Effective Date.


Amdocs, Inc.                            AT&T Services, Inc.


By:        /s/ Thomas C. Drury          By:          /s/ Maureen Merkle
    ---------------------------------       ------------------------------------
Name:        Thomas C. Drury            Name:          Maureen Merkle
      -------------------------------         ----------------------------------
Title:         President                Title:     Procurement President
       ------------------------------          ---------------------------------
Date:           4/18/07                 Date:             4/17/07
      -------------------------------         ----------------------------------

RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                           Schedule A - Software

                                   SCHEDULE A
                                    SOFTWARE

This is Schedule A of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and in the IT industry for the provision of ADM services.

                                 BATCH -B
                                ONLINE - O
                                  BATCH &
                                  ONLINE                           THIRD
              MOTS                 - B-O                          PARTY                              TECHNOLOGY:
APPLICATION   APP      BRIEF     REALTIME                          SOFTWARE TECHNOLOGY:  TECHNOLOGY:   PRODUCT   TECHNOLOGY:
    NAME    ACRONYM DESCRIPTION     - R    TECHNOLOGY TIER STATUS REFERENCE    CLASS    PRODUCT NAME   VERSION      VENDOR
----------- ------- ----------- ---------- ---------- ---- ------ --------- ----------- ------------ ----------- -----------
[**]        [**]    [**]                   [**]       [**] [**]             [**]        [**]         [**]        [**]
                                                                            [**]        [**]         [**]        [**]
                                                                            [**]        [**]         [**]        [**]
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                                                                            [**]        [**]         [**]        [**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Astersisk denote omissions. A total of 32 pages have been omitted. [**]

                    RESTRICTED - ATT PROPRIETARY INFORMATION

                                                Agreement Number: 20070413.019.C
                                        Schedule B - Designated Amdocs Personnel

                                   SCHEDULE B
                           DESIGNATED AMDOCS PERSONNEL

This is Schedule B of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

In accordance with SECTION 8.3 of the Agreement, the following are the Designated Amdocs Personnel positions. Amdocs Personnel assigned to such positions shall be retained in such position for the specified committed period. Those Amdocs Personnel designated below are approved for such positions as of the Effective Date. TBD Amdocs Personnel shall be approved by AT&T in accordance with SECTION 8.3 of the Agreement. AT&T may designate up to [**] addition Designated Amdocs Personnel positions.

                                      AMDOCS    COMMITTED     LEVEL
             POSITION               PERSONNEL     PERIOD    OF EFFORT   LOCATION
---------------------------------   ---------   ---------   ---------   --------
Amdocs Account Executive               [**]        [**]        [**]       [**]
Amdocs Account Manager                 [**]        [**]        [**]       [**]
Amdocs Transition Manager              [**]        [**]        [**]       [**]
Amdocs Architecture Manager            [**]        [**]        [**]       [**]
Amdocs Service Delivery Manger(s)      [**]        [**]        [**]       [**]
Amdocs Resourcing Manger               [**]        [**]        [**]       [**]
Amdocs Service Control Manger          [**]        [**]        [**]       [**]
Amdocs Finance Manager                 [**]        [**]        [**]       [**]
Amdocs Human Resources Director        [**]        [**]        [**]       [**]

[**]

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                              Schedule C - Third Party Contracts

                                   SCHEDULE C
                              THIRD PARTY CONTRACTS

This is Schedule C of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

1.   ASSIGNMENT OF THIRD PARTY CONTRACTS

AT&T shall assign to Amdocs the following Third Party Contracts in accordance with SECTION 6.7 of the Agreement:

                AT&T AGREEMENT   PROJECT
SUPPLIER NAME      NUMBER          NAME    SERVICES
-------------   --------------   -------   --------
[**]                [**]           [**]      [**]
[**]                [**]           [**]      [**]
[**]                [**]           [**]      [**]
[**]                [**]           [**]      [**]

2.   MANAGED THIRD PARTIES

The following constitute Managed Third Parties pursuant to SECTION 6.11 of the
Agreement:

FULLY MANAGED THIRD PARTIES.

FULLY MANAGED    FUNCTIONAL      RE-SOURCING    [**] OR INCLUDED
 THIRD PARTY    SERVICE AREA   RESPONSIBILITY      IN CHARGES
-------------   ------------   --------------   ----------------


                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                              Schedule C - Third Party Contracts

GENERAL MANAGED THIRD PARTIES.

GENERAL MANAGED    FUNCTIONAL      RE-SOURCING    [**] OR INCLUDED
  THIRD PARTY     SERVICE AREA   RESPONSIBILITY      IN CHARGES
---------------   ------------   --------------   ----------------
[**]                  [**]            [**]              [**]
[**]                  [**]            [**]              [**]
[**]                  [**]            [**]              [**]
[**]                  [**]            [**]              [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                           Schedule C.1 - Subcontractors Transition Requirements

                                  SCHEDULE C.1
                           SUBCONTRACTORS REQUIREMENTS

This is Schedule C.1 of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

1. The following requirements are in addition to the obligations of Amdocs, Amdocs' Personnel and Subcontractors described in the Agreement. As more fully described in the Agreement, Amdocs, Amdocs Personnel and any Subcontractors shall at all times comply with all provisions of the Agreement and Amdocs will be fully responsible and liable for all acts, omissions and Services performed by any of Amdocs Personnel, including any Subcontractor, subject to the provisions of Section 10.2 of the Agreement.

2. Any future Subcontractors engaged by Amdocs shall be required to be in compliance with Law in accordance with SECTION 15.9 of the Agreement.

3. During the performance of Services, Amdocs and the Subcontractors shall adhere to AT&T Rules and AT&T work rules and policies, including but not limited to those specified in the AT&T Code of Business Conduct.

4. If any part of Amdocs' Services are dependent upon services performed by Subcontractors or any parties other than Amdocs Personnel, Amdocs shall inspect and promptly report to AT&T any defect that renders such other work unsuitable for Amdocs' proper performance, provided that such report shall not alter Amdocs' obligation to perform the Services in accordance with the Agreement. No Services shall be performed by any Subcontractor, company, individual or any other Entity that does not satisfy the requirements of
     SECTION 15.9(I) of the Agreement, other applicable Law or export control regulations. If a Subcontractor is to perform Services outside of the US, Amdocs will perform, at its own expense, all necessary export control verification required under the Agreement and as otherwise reasonably necessary to verify compliance with all applicable Law, including export control regulations.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                   Schedule C.2 - Subcontractors

                                  SCHEDULE C.2
                                 SUBCONTRACTORS

This is Schedule C.2 of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

               ENTITY IS A
               WHOLLY-OWNED
LEGAL NAME    SUBSIDIARY OF      JURISDICTION      SERVICES TO
 OF ENTITY   AMDOCS LTD? (*)   OF INCORPORATION   BE PERFORMED
----------   ---------------   ----------------   ------------
[**]         [**]              [**]               [**]
[**]         [**]              [**]               [**]
[**]         [**]              [**]               [**]
[**]         [**]              [**]               [**]
[**]         [**]              [**]               [**]
[**]         [**]              [**]               [**]
[**]         [**]              [**]               [**]
[**]         [**]              [**]               [**]
[**]         [**]              [**]               [**]
[**]         [**]              [**]               [**]

(*)  Directly or indirectly

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                      RESTRICTED - PROPRIETARY INFORMATION

                                                Agreement Number: 20070413.019.C
                                                                      Schedule D
                                                               Statement of Work

                                   SCHEDULE D
                                STATEMENT OF WORK

This is Schedule D of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

Part 1:   Application Development and Maintenance Services

Part 2:   General Services

Part 3:   Reserved

Part 4:   Governance

Part 5:   Policy and Procedures Manual Content

D.1:      Financial and Operational Responsibility Matrix

D.2:      Reserved

D.3:      AT&T Rules

D.4:      Reserved

                      RESTRICTED - PROPRIETARY INFORMATION
  This information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

                               SCHEDULE D (PART 1)

                APPLICATION DEVELOPMENT AND MAINTENANCE SERVICES

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

                                TABLE OF CONTENTS

1.0  Introduction..........................................................    1

2.0  Development and Maintenance Management................................    2
     2.1  Project Management...............................................    2
     2.2  Project List.....................................................    4
     2.3  Tracking of Development Activity Resources.......................    5
     2.4  Project Status Tracking..........................................    5
     2.5  Documentation....................................................    5
     2.6  Release Control..................................................    6
     2.7  Source Code Security.............................................    7
     2.8  Data Interfaces..................................................    8
     2.9  Existing or New Application Software Integration.................    8
     2.10 End User Support.................................................    9
     2.11 Logical Database Administration  and Development Support.........   10
     2.12 Long Range Planning Support......................................   11

3.0  Help Desk Support.....................................................   12
     3.1  Level 2 and 3 Support............................................   12
     3.2  Problem Support..................................................   13

4.0  Methodologies, Standards and Architecture.............................   14
     4.1  Methodologies, Tools, and Practices..............................   14
     4.2  Standards........................................................   14
     4.3  Architecture.....................................................   15

5.0  Quality Assurance.....................................................   15

6.0  Productivity..........................................................   16

7.0  CONSULTATION AND Assessment Services..................................   16

8.0  DEFINITION Services ([**] Phase 2 and 3)..............................   17

9.0  DEVELOPMENT ACTIVITIES ([**] Phase 3 and 4)...........................   18
     9.1  Third Party Support..............................................   19
     9.2  PRODUCTION SUPPORT SERVICES......................................   20
     9.3  OTHER SUPPORT....................................................   21
     Amdocs work effort expended against activities in this Section will be considered Maintenance and Support, unless required to complete a
          Development Project and

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

          any such activities are approved by AT&T and included in the
          approved Project plan for a particular Development Project.......   21
     Amdocs will:..........................................................   21
     1.   Perform activities that support all online Applications for up
          times and processing.............................................   21
     2.   Perform activities that support all service order processing
          through Systems including producing required reports.............   21
     3.   Provide tables support for tables environment and tables
          structure for Applications.......................................   21
     4.   [**].............................................................   21

10.0 Testing Services......................................................   21
     10.1 Testing..........................................................   21
     10.2 End User Acceptance and Weekend Deployment Production Testing....   22
     10.3 CLEC Testing.....................................................   23

11.0 Deployment Services ([**] phase 4 and 5)..............................   23
     11.1 Training End Users...............................................   25

12.0 Maintenance and Support Services......................................   25
     12.1 Resources........................................................   26
     12.2 Error Correction and Problem Management..........................   26
          12.2.1 Error Correction..........................................   26
          12.2.2 Problem Management........................................   27
          12.2.3 Problem Management Communication and Notification.........   29
          12.2.4 Problem Management Escalation.............................   30
     12.3 Preventive Maintenance...........................................   30
     12.4 System Optimization..............................................   31
     Amdocs will perform system optimization to facilitate AT&T's hardware and software costs savings and comply with applicable
          Service Levels, including automating manual tasks associated with
          the Maintenance and Support Services.............................   31
     12.5 Changes in Law...................................................   31
     12.6 Regulatory, Legal and Accounting Support.........................   32
     12.7 Production Control and Scheduling................................   32
     1.   Support the 24 x 7, production-processing schedule as
          required by AT&T.................................................   32
     2.   Update access and parameter tables contained within
          Application Software where applicable............................   32
     3.   Coordinate with production staff for scheduling..................   32
     12.8 Operations Support...............................................   32
     12.9 Time Reporting...................................................   33

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

                               SCHEDULE D, PART 1

                APPLICATION DEVELOPMENT AND MAINTENANCE SERVICES

This is Part 1 to Schedule D of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM Services.

1.0  INTRODUCTION

As of the Commencement Date, Amdocs will provide Application Development and Maintenance ("ADM") Services described in this Schedule for all Application Software . As of the Commencement Date, AT&T will provide appropriate logical access to Amdocs to the Systems, Equipment or Software to perform its assigned responsibilities.

Both Parties agree that the Application Software in the AT&T portfolio will change over time, including changes to existing Application Software, retirement of existing Application Software, development and implementation of new Application Software and the integration of Third Party Software and tools.

DEFINITIONS. Terms used herein with initial capital letters and not otherwise defined shall have the respective meanings set forth in the Agreement. The following terms have the meanings specified below:

     1. "AT&T PROJECT MANAGEMENT" means the AT&T personnel that facilitate, approve, and monitor and manage Work Requests and Projects on behalf of AT&T.

     2. "DEVELOPMENT (SERVICES)" means the specific Services, functions and responsibilities required for performing the software development life cycle (i.e., [**]) for new Application Software and solutions that do not constitute Maintenance and Support Services under the Agreement.

     3. "MAINTENANCE AND SUPPORT (SERVICES)" means the specific ongoing Services, functions and responsibilities required to support the Applications and meet the Application Maintenance Service Levels. Examples of such Services include [**]. Amdocs' performance of Maintenance and Support Services is subject to SECTION 15.9 of the Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     4. "PROJECT" means a discrete unit of non-recurring work that is not an inherent, necessary or customary part of the day to day Maintenance and Support Services, and is not required to be performed by Amdocs to meet the existing Service Levels (other than Service Levels related to Project performance). A Project may consist of or include[**]. Projects are initiated [**] in response to End Users "Work Requests". [**] may categorize the Projects either as "Development Projects" or "Maintenance and Support Projects" and [**] in such categorization process. [**].

2.0  DEVELOPMENT AND MAINTENANCE MANAGEMENT

2.1  PROJECT MANAGEMENT

AT&T will provide Project and/or Program Management services for Projects as designated by AT&T. Amdocs' responsibilities with respect to supporting AT&T's Project Management process include the following, all of which must be performed in conformance with [**].

     1. Amdocs will follow AT&T's approved Project Management process for all Projects (i.e., whether Maintenance and Support and Development) (currently [**]) unless Amdocs receives advance written consent from AT&T to utilize a different Software Development Life Cycle ("SDLC") methodology (i.e. phases, steps, deliverables, approvals, signoffs, and milestones, etc.).

     1.1  Prior to using a different methodology, Amdocs will [**].

     2. Upon receipt of an AT&T-approved Work Request form [**] for Development or Maintenance and Support Services, Amdocs Personnel will participate in consultation meetings, coordinated by AT&T Project Management, with the Work Request originator and provide the following for AT&T's approval:

     2.1 A Project proposal including the Project approach, timelines (including milestones) and other information [**];

     2.2 With respect to Development Projects, a level of effort ([**]) for the design, development, testing, implementation and/or required training for such Project.

     2.3 Amdocs will include an estimate of ongoing operations and support resource requirements for which AT&T is financially responsible and the estimated impact (if any) on the [**] resulting from the implementation as determined in accordance with SCHEDULE I.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     2.4 Amdocs will use AT&T's approved estimation tools ([**]) to define deliverables and estimates for each Project, including a description of the detail that will be included in the Work Request estimates returned to the Project originator.

     2.5 Amdocs shall perform a Project in accordance with the [**] approval process.

     2.6 At AT&T Project Management request, Amdocs will work with clients and other resources to make sure their deliverables and resources are appropriately included in the Project plan.

     2.7 Amdocs will report Project time expended by Amdocs Personnel to appropriate work activity codes in AT&T's approved time reporting system (currently [**]).

     3. Amdocs will provide input to AT&T Project Management for Project plans (including milestones, dependencies and appropriate deliverables).

     4. Amdocs Personnel will participate in client or AT&T Project Manager-led business requirements meetings, as appropriate.

     5. Amdocs Personnel will create technical requirements (e.g., business rules, identified program impacts, testing requirements), high-level design, detailed designs, test and deployment plans using AT&T-approved Project Management process and tools.

     6. Amdocs Personnel will identify and notify AT&T Project Management through Change Management Procedures ([**]) when changes in business requirements or technical requirements are required during Project development or testing.

     7. Amdocs will utilize AT&T-approved Application Software development lifecycle methodologies and supporting tools.

     8. Amdocs will utilize consistent methodologies and tools throughout ADM organizations to plan, monitor and control Projects throughout the development lifecycle.

     9. Amdocs will provide supporting information for AT&T's Program Office and Project Management process by:

          9.1  Reserved.

          9.2 Communicating development status and jeopardies to AT&T Project Managers.

          9.3 Providing Project scorecard inputs to AT&T Program Office and/or AT&T Project Management (e.g., [**], etc.).

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

          9.4 Recommending, maintaining and updating a priority list of Amdocs' work activities and Projects.

          9.5 Developing, maintaining and updating Project schedules on infrastructure Projects, or providing Project schedule updates to Project Managers on all other Projects.

          9.6. Developing resource estimates for Projects.

          9.7 Supporting AT&T's Virtual Project Manager Office ("VPMO") and Architecture Assurance Screen processes if required to obtain incremental data center resources for the Project.

          9.8 Monitoring and reporting progress against baseline, and instituting corrective action when results vary from baseline plans.

          9.9 Participating in Project status update meetings according to the Project plan.

          9.10 Providing necessary resources for Application Software support and Projects.

          9.11 Assessing technology risks.

     10. Amdocs will perform Application Software status reporting on a regular basis as specified in SCHEDULE Q.

     11. Amdocs will follow the aforementioned procedures unless otherwise notified by AT&T.

2.2  PROJECT LIST

The list of the O&WS Projects as of the Effective Date is described in SCHEDULE
K. This Project list, in various formats, is maintained by the AT&T Project Management team and utilized throughout the Project lifecycle. The list of O&WS Projects is dynamic, and SCHEDULE K shall be deemed to include Project changes (additions, deletions, and modifications) made by AT&T Project Management [**] in the ordinary course of business.

With respect to completing ongoing Projects and as requested by AT&T, Amdocs will:

     1.   [**].

     2.   [**].

     3. After Commencement Date, Amdocs and AT&T Project Management will establish regular meetings to:

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     3.1 Review AT&T Project Management Project lists additions, deletions and changes.

     3.2  Establish Project releases as provided in Section 2 above.

     3.3 Package and commit Projects for a scheduled release according to published commitment milestone dates on all AT&T Release Schedules. Some projects will need to be addressed by the appeal process or escalations.

2.3  TRACKING OF DEVELOPMENT ACTIVITY RESOURCES

With respect to Development Services Amdocs will perform the following Services:

     1.   Amdocs will [**].

          1.1. [**].

     2.   Amdocs will [**].

2.4  PROJECT STATUS TRACKING

With respect to Project status tracking, Amdocs will:

     1. Receive, monitor and report status on Projects to AT&T Project Management or Project requestor (when Project Management support is not required).

     2.   Estimate time and costs for Work Requests/Projects.

     3.   Provide input to Deliverable Change Requests ("DCRs").

     4. Identify and promptly communicate to AT&T Project Management any problem that could result in delayed or incomplete deliverables (i.e., "JEOPARDIES").

     5.   Conduct walk-through reviews of all deliverables.

2.5 DOCUMENTATION

Amdocs' work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.

Amdocs will:

     1. Document all Project lifecycle deliverables and Application Software developed or modified by Amdocs [**]. Such documentation will be provided to AT&T according to the Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     2. Develop and maintain all documentation on Application Software and the Services. [**]. The level of documentation provided by or for AT&T prior to the Commencement Date will be maintained by Amdocs for all Applications.

     3. Provide support, advice and assistance to End Users consistent with current documentation.

     4. Provide on-line user help functional content in partnership with AT&T and provide technical/navigational on-line help.

     5.   Identify and document runtime improvements.

     6. Creating and updating programming documentation, reference manuals and Sarbanes-Oxley Controls documentation.

     7. Maintain a current copy of source code and associated documentation on servers located on AT&T's facilities, consistent and in compliance with AT&T business practices.

     8. Use current AT&T standard documentation rules and storage and source control tools.

2.6  RELEASE CONTROL

Amdocs' work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.

Amdocs will:

     1. Perform all functions required to maintain the current Application Software development environments.

     2. Unless otherwise approved by AT&T, maintain all Third Party Software products at the release levels and currency as specified in the Agreement and SCHEDULE E. Any Software not specified in that schedule will follow [**].

     3. Perform all Application Software modifications, testing, validation and acceptance testing needed to maintain the aforementioned degree of currency.

     4. Assume full responsibility for release packaging and Project commitments for the Application Software.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     5. Follow AT&T's service delivery and release management processes in accordance with the existing AT&T business planning, work authorization, and release management processes.

     6. Support AT&T's process for priority setting, planning and scheduling of releases.

     7. Monitor the release schedule and reporting all schedule exceptions to AT&T as required by the release management process.

     8. Provide the necessary upstream and downstream interfaces during the development, testing and implementation phases.

     9. Distribute and deploy releases; Amdocs will adhere to the AT&T-defined level of approval authority required for production deployment.

     10. Maintain source code, version control and related documentation utilizing AT&T-approved Third-Party Software.

     11. Perform virus scanning and eradication on new and modified Application Software.

2.7  SOURCE CODE SECURITY

Amdocs' work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.

Amdocs will:

     1.   Utilize source control Software approved by AT&T.

     2. Comply with all authorized security requests and password change requests associated with Application Software code and executable modules on all data or information requests.

     3. Monitor and restrict access to source code and data while providing AT&T with unrestricted read access to all such source code at all times in the production and acceptance test environments.

     4. Comply with ad hoc requests or reports and annual audit with respect to Laws.

     5.   Perform data/source code security audits and reporting test results.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     6.   Report any security violations.

2.8  DATA INTERFACES

Amdocs' work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.

Amdocs will:

     1. Provide all interfaces to new and existing Systems including Application Software which is Third Party Software; End User computing Systems; temporary or transitional interfaces between Systems; and data conversions as necessary to integrate Systems.

     2. Provide and document interfaces on Application Software which is Third Party Software. Amdocs will maintain the current level of documentation.

     3.   Provide and document interfaces on developed Application Software.

     4.   Provide temporary or transitional interfaces between Systems.

     5.   Provide data conversions as required by Projects.

     6. Adhere to Strategic Decisions, AT&T Rules and AT&T-approved technology and data standards.

     7.   Obtain interface design from AT&T, including the data model.

2.9  EXISTING OR NEW APPLICATION SOFTWARE INTEGRATION

Amdocs' work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.

Amdocs will:

     1. Support the integration of existing and new Application Software with Amdocs, AT&T or other Application Software which is Third Party Software.

     2. Evaluate compatibility, benefits and risks, and advise AT&T of such evaluations.

     3.   Execute processes and procedures for System integration testing.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     4.   Integrate new or modified Application Software in testing procedures.

     5. Keep informed of, and be compliant with, Strategic Decisions, AT&T Rules and AT&T's internal standards, as communicated to Amdocs by AT&T in accordance with the Agreement.

     6.   Resolve compatibility issues associated with the Applications

     7.   Track compatibility issues resolution.

     8.   [**].

     9. Localize Application Software as required to conform to local time, language, currency, numeric punctuation, etc.

     10.  Ensure compatibility with current End User computing Applications.

     11. Provide expertise, training, benefits/risks and advisory Services to AT&T on new and existing Application Software.

2.10 END USER SUPPORT

Amdocs' work effort expended against activities in this section will be considered Maintenance and Support.

Amdocs will:

     1. Provide support, advice and assistance to End Users for all Applications through direct interaction and through the AT&T approved help desk and problem management processes.

     2. Provide Application Software defect management support to End Users, which will include investigating and resolving problems; providing technical support and advice; supporting Application Software installations; answering user queries; and attending outage calls [**] when required.

     3. Identify and report to AT&T opportunities that may increase End User satisfaction and decrease problems/trouble reports.

     4.   [**].

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     5. Balance End User satisfaction versus development and support productivity in responding to End Users and reporting on possible training needs, but in all cases performing in accordance with the Service Levels.

     6. Provide Application Software consulting services as requested through the "Consultation Request" and "Impact Assessment" processes as specified in the Policy and Procedures Manual.

     7. Provide support for inquiries from Eligible Recipients or AT&T Third Party Contractors with approval from AT&T.

2.11 LOGICAL DATABASE ADMINISTRATION AND DEVELOPMENT SUPPORT

Amdocs' work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.

Amdocs will:

     1. Provide ITO assistance for logical database support for deployed Applications, and for the support of ADM functions.

     2. Specify recovery procedures for each new Application Software database.

     3. Analyze database design and its impact on specific Application Software modules by developing data models, using a common toolset and central repository, and translating logical models into physical designs so that the data model will meet performance requirements. [**].

     4.   Identify and evaluate design considerations.

     5.   Propose database changes.

     6. Establish and maintain development, test and support production databases. [**].

     7. Analyze database activity, perform Application Software database performance tuning, and maintain development, test and production databases.

     8. Coordinate with AT&T to provide design consistency across Application Software and to identify data redundancies.

     9.   Implement new transactions in existing databases.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     10. Participate in the development and maintenance of AT&T data standards and definitions.

     11.  [**].

2.12 LONG RANGE PLANNING SUPPORT

Amdocs' work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.

With respect to long range planning, Amdocs will:

     1. Upon AT&T's request, participating in AT&T's business planning meetings to review business plans and recommend appropriate Projects to support plan execution.

     2.   [**].

     3. Assist in the preparation of proposals and plans for Projects as requested by AT&T, or as appropriate based on providing the Services.

     4. Assist in projecting future volume, technology, and geographic changes that could impact AT&T's Systems and technical architecture.

     5. Identify candidates and requirements for the deployment of new technology or automation of tasks associated with the Services and/or AT&T business processes.

     6. Proactively submit proposals regarding new technology and automation to AT&T for its review and approval.

     7. Proactively identify opportunities to automate manual tasks associated with the Maintenance and Support and Development Services.

     8. Support AT&T in the discussion and presentation of potential new technology product and service offerings to the AT&T Governance Team.

     9.   [**].

     10. Proactively identify strategies and approaches for future IT delivery that Amdocs believes will provide AT&T with competitive advantages and may result in increased efficiency, performance, or cost savings.

     11. Help AT&T to identify the Projects to be performed and defining high-level schedules and cost benefit analysis.

     12. Maintain appropriate levels of industry knowledge in AT&T's business in order to provide support and recommendation of Projects. [**].

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     13. Provide input regarding the Equipment and Software architecture and standards, and participate in continuously keeping AT&T's technical architecture current.

     14.  [**].

3.0  HELP DESK SUPPORT

Amdocs' work effort expended against activities in this Section 3 will be considered Maintenance and Support.

Prior to Commencement date, AT&T provided some Level 2 and mostly Level 3 support and interfaces with external Help Desks, providing Level 2 assistance. AT&T defines support levels as follows:

     "Level 1 Support" personnel provide the entry point for inquiries or problem reports from End Users. If Level 1 Support personnel cannot resolve the inquiry or problem, the inquiry or problem is directed to the Level 2 Support for resolution.

     "Level 2 Support" serves as a consolidation point for inquiries and problems between Level 1 Support and Level 3 Support. If Level 2 Support personnel cannot resolve the inquiry or problem, the inquiry or problem is directed to the Level 3 Support for resolution.

     "Level 3 Support" is defined as the performance of activities necessary to respond to and resolve inquiries or reported problems that can not be resolved by Level 1 Support or Level 2 Support. Inquiries or problems are usually reported by a Level 1 Support or Level 2 Support, but may be initiated directly to Level 3 Support by End Users or third party service providers.

3.1  LEVEL 2 AND 3 SUPPORT

Amdocs will:

     1.   [**].

     2.   [**].

     3. Advise the Level 1 Support or Level 2 Support of the estimated time required resolving the problem after being notified. This resolution time will be consistent with AT&T's required problem resolution guidelines defined in SCHEDULE F, ATTACHMENT B.

                      RESTRICTED - PROPRIETARY INFORMATION
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                          except by written agreement.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     4. Provide support, advice and assistance to End Users in a manner consistent with AT&T's practices for the Application Software prior to the Commencement Date and non-programming activities in direct support of End Users.

     5. Provide status updates during problem resolution as defined in AT&T's problem resolution standards via the AT&T problem management system.

     6.   [**].

     7.   [**].

3.2  PROBLEM SUPPORT

Amdocs will:

     1. Advise Level 1 Support or Level 2 Support as to the time Amdocs requires to respond to problems or inquiries at the time of notification. This resolution time will be consistent with AT&T's required problem resolution guidelines in SCHEDULE F, ATTACHMENT B.

     2.   Repair Application Software code correcting any problems or defects.

     3.   Devise short-term workarounds to contain the problem's impact.

     4.   [**].

     5.   [**].

     6. Provide the Root Causes Analysis and preventive action to AT&T in accordance with Section 7.3 of the Agreement.

     7.   [**].

     8. Create temporary diagnostic versions of Software modules to identify and isolate problems.

     9.   Create and deliver production Software patches.

     10. Work and cooperate with other third party suppliers, as necessary, to resolve problems.

     11. Work and cooperate with interfacing Application Software owners, as necessary, to resolve problems.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

4.0  METHODOLOGIES, STANDARDS AND ARCHITECTURE

Amdocs' work effort expended against the activities in this Section 4 will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.

4.1  METHODOLOGIES, TOOLS, AND PRACTICES

As covered in section 2.1, Amdocs will utilize AT&T's approved Project Management methodologies, tools and practices. Additional Amdocs procedures must be in compliance with AT&T's CMMi, [**] and quality initiative approaches and such other processes as AT&T may implement in the future. Amdocs will:

     1.   Reserved.

     2.   Create methods, processes and procedures.

     3.   Coordinate implementation of methods, processes and procedures.

     4.   Utilize source control tools.

     5.   Install and monitor Project planning tools and methods.

     6.   Identify and document change requirements.

     7.   Conduct walk-through, peer reviews of all Project deliverables

     8.   Verify conformance to requirements and programming standards.

4.2  STANDARDS

Amdocs will:

     1.   Conform to AT&T Rules and Strategic Decisions.

     2. Conform to AT&T's user and machine interface standards (e.g., Graphic End User Interface, Electronic Data Interchange, and Internet Protocol) for all Development, and Maintenance and Support activities.

     3.   Support and communicate standards.

     4. Understand, evaluate and advise AT&T of the impact of standards on third party agreements.

     5.   Develop processes and procedures to meet standards.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     6.   Ensure compliance with AT&T's enterprise architecture.

     7.   [**].

     8.   [**].

4.3  ARCHITECTURE

Amdocs will:

     1.   Reserved.

     2. Review, comply and, at AT&T's request, participate in the development of AT&T's architecture and design guidelines.

     3. Select and apply appropriate Application Software architecture designs.

     4.   Adhere to audit compliance with design guidelines.

5.0  QUALITY ASSURANCE

Amdocs' work effort expended against the activities in this Section 5 will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.

[**]. Amdocs will:

     1. Utilize the [**] quality assurance processes and procedures for the delivery of ADM Services meeting quality standards.

     2.   Ensure compliance with AT&T quality assurance procedures.

     3. Maintain Application Software quality consistent with AT&T quality standards.

     4.   Identify best practices and informing AT&T of results.

     5.   Set baselines for quality measurement in all ADM environments.

     6. Implement and manage AT&T approved quality assurance processes and procedures for the delivery of ADM Services, including processes to measure effort, size, schedule and quality.

                      RESTRICTED - PROPRIETARY INFORMATION
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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     7. Perform quality assurance reviews following release deployment, and providing AT&T with the results of the reviews.

     8. Participate in AT&T's Project-level quality assurance reviews following release deployment.

     9.   Participate in SQA [**] audits and meet applicable Service Levels.

     10.  [**]

     11. Conduct customer satisfaction surveys at AT&T's request, in accordance with SCHEDULE P, track and report the results of these surveys on a periodic basis.

     12.  [**].

6.0  PRODUCTIVITY

Amdocs' work effort expended for this activity will be considered Maintenance and Support, unless required to complete a Development Project and such activity is approved by AT&T and included in the approved Project plan for a particular Development Project.

Amdocs will measure and report baseline and expected productivity improvements in accordance with SCHEDULES F and Q.

7.0  CONSULTATION AND ASSESSMENT SERVICES

Amdocs' work effort expended against the activities in this section will be considered Project work, which will be categorized by AT&T as Development or Maintenance and Support at the Project's inception.

Amdocs will:

     1.   Propose Project solution and design alternatives.

     1.1. Provide AT&T with requested cost estimate information needed to determine return on investment and cost/benefit justification for a particular Project.

     1.2. [**].

     1.3. Develop System prototypes as agreed upon between Amdocs and AT&T.

     2.   Provide solution estimates.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     2.1. At AT&T's request, perform a "make versus reuse versus buy" analysis for the Application Software development Project.

     2.2. Perform a Project risk analysis.

     3. Develop an initial Project plan (including milestones, dependencies and appropriate deliverables defined in [**]) for Application Software development infrastructure Projects. This Project plan will be created when the project is initiated.

     3.1. Amdocs will use [**] Impact Assessment ("I&A") (or replacement thereof) and T&C Estimate documents to define the deliverables and estimates for each Project, including a description of the detail that will be included in the associated Project plan.

     3.2. Comply with the Work Request approval process to obtain AT&T's concurrence with the scope of content/deliverables specified in the I&A.

8.0  DEFINITION SERVICES ([**] PHASE 2 AND 3)

Amdocs' work effort expended against the activities in this section will be considered Project work, which will be categorized by AT&T as Development or Maintenance and Support at the Project's inception.

Amdocs will:

     1. Analyze the Business Requirements, Application Software objectives and environment.

     2. Identify requirements by engaging and working with the Application Software stakeholders.

     3. Develop and document Application Software-related technical requirements using AT&T's approved Project Management ([**]) templates.

     4. Participate in technical requirement walkthroughs as requested by AT&T Project Management.

     5.   Create T&C (1) estimates using AT&T's approved tools.

     6. Coordinate with AT&T Project Management to schedule Projects for development and target for release deployment.

     7. Perform technical analysis activities for Application Software development.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     8. Develop an initial training plan for the Application Software being developed.

     9. Integrate quality management; improved productivity and operation; and support management into the Application Software development plans.

     10. Define data requirements for the Application Software under development.

     11.  Utilize AT&T's approved development environment and tools.

     12. Ensure that all Application Software development and maintenance uses technology consistent with AT&T's approved architecture and standards.

     13. Work with the AT&T Governance Team to ensure that the necessary infrastructure is in place to support the Application Software requirements.

     14. Conduct planning, analysis and progress reviews with the AT&T Governance Team.

     15.  Provide inputs to AT&T for Project status reporting as requested.

     16. Follow these Project planning and analysis guidelines unless otherwise notified by AT&T of additional Project plan activity.

9.0  DEVELOPMENT ACTIVITIES ([**] PHASE 3 AND 4)

Amdocs' work effort expended against the activities in this section will be considered Project work, which will be categorized by AT&T as Development or Maintenance and Support at the Project's inception.

Amdocs will:

     1. Create Application Software detailed designs utilizing AT&T's approved tools.

     2.   Develop work and resource plans.

     3. Monitor development resource priorities and resolving conflicting resource priorities.

     4. Construct Software, including user interfaces, conversion and data interface Software, and databases.

     5.   Perform Application Software change management ("SCM") control.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     6. Adhere to AT&T's approved Application Software development methodologies and programming standards.

     7.   Perform peer reviews and code walkthroughs.

     8.   Acquire approval of deliverables.

     9. Perform quality assurance reviews on Application Software developed, implemented or maintained.

     10. Revise initial Application Software Project plans, quality assurance plans, test plans and deployment plans, as needed.

     11.  Develop Application Software system level and acceptance test cases.

     12.  Test and validate all Amdocs-developed or modified Application
          Software.

     13.  Coordinate deployment and Application Software acceptance.

     14.  Review, test and install Third Party Software upgrades.

     15.  Monitor, track and report status.

     16.  Provide input to issues lists.

     17. Develop and conduct required End User training, as defined in Section 11.1.

     18.  [**].

     19. Notify AT&T Governance Team of any potential impact due to changes in the Application Software portfolio.

9.1  THIRD PARTY SUPPORT

Amdocs' work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.

Amdocs will:

     1. Provide Third Party Software developers with infrastructure requirements and guidelines for support, standards and methodology.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     2. Conduct quality assurance reviews of Third Party Software developers' software for compliance with Strategic Decisions, AT&T Rules and AT&T's standards and methodology.

     3.   Assist Third Party Software developers with interface testing.

     4. Provide Third Party Software developers with integration standards and guidelines for implementation.

     5. Review and coordinate implementation of Third Party Software developers' software.

     6. Accept Third Party Software developers' Software in accordance with AT&T's requirements for production sign-off, deficiency report and acceptance for maintenance.

9.2  PRODUCTION SUPPORT SERVICES

Amdocs' work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and any such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.

Amdocs will:

     1.   Develop all installation documents

     2.   Coordinate assembly of new production components

     3.   Migrate Software to Test and Production systems

     4.   Ensure compliance with [**] standards

     5.   Provide migration tool training

     6.   Troubleshoot migration problems

     7.   Actively monitor online applications

     8. Provide corrective actions to keep orders flowing, trouble-shoot outages/problem orders and conduct recovery activities

     9.   Control 'segregation of duties' access to datasets and Applications

     10.  Provide audit information gathering

     11.  Maintain Application recovery manual

     12. Conduct test recoveries, off hours network connectivity tests, troubleshoot outages/problem orders and conduct recovery activities.

     13.  [**].

     14.  [**].

     15.  [**].

     16.  [**].

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     17.  [**].

9.3  OTHER SUPPORT

Amdocs work effort expended against activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and any such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.

Amdocs will:

     1. Perform activities that support all online Applications for up times and processing.

     2.   [**].

     3.   [**].

     4.   [**].

10.0 TESTING SERVICES

10.1 TESTING

Amdocs' work effort expended against activities in this section will be allocated to specific Projects, or allocated across several Projects when the testing is intended to benefit more than one Project. Supplier Personnel performing System, volume, parallel, integration, regression, and end-to-end testing may proportionally allocate their time to all Development and Maintenance and Support Projects within a system release in accordance with
Schedule I.

Amdocs will:

     1. Provide test services for AT&T's Application Software developed or modified by Amdocs prior to introducing and releasing the changes into the AT&T production environment. Test services will use AT&T standard tools and processes.

     2.   [**].

     3. Establish Equipment and Application Software testing configurations as required.

     4.   Develop and maintain test data and repositories.

     5.   [**].

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     6. Develop performance, volume, parallel, end to end, and integration test plans and schedules as required by the specific Projects.

     7.   Coordinate LAN/WAN connectivity testing.

     8.   Verify compliance with AT&T's testing specifications and requirements.

     9.   Complete all required testing documentation.

     10.  Record, validate and report test results.

     11.  Conduct walkthroughs of test plans and results.

     12.  Correct, track and report defects.

     13. Monitor and review production defects in order to improve test models over time (eg., lessons learned, production defect forensics, etc.)

     14. Through CM/PM time reporting, allocate Supplier Personnel testing time to the applicable Development or Maintenance and Support Project, or allocate such time across several Projects when the testing is intended to benefit more than one Project. Supplier Personnel performing System, Volume, Parallel, Integration, Regression, and End-to-End testing may proportionally allocate their time to all Development and Maintenance and Support Projects within a system release.

10.2 END USER ACCEPTANCE AND WEEKEND DEPLOYMENT PRODUCTION TESTING

Amdocs' work effort expended against activities in this section will be allocated to specific Projects, or allocated across several Projects when the testing is intended to benefit more than one Project. Supplier Personnel performing System, volume, parallel, integration, regression, and end-to-end testing may proportionally allocate their time to all Development and Maintenance and Support Projects within a system release in accordance with
Schedule I.

Amdocs will:

     1. Perform user acceptance testing support Services and weekend deployment production testing for AT&T's Application Software developed or modified by Amdocs.

     2. Assist AT&T's personnel in developing user acceptance test plans and acceptance criteria.

     3. Implement a matrix of End User and design requirements to test cycles and scripts.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     4.   [**].

     5.   [**].

     6.   Record and report user acceptance testing results.

     7.   Coordinate and manage user acceptance testing activities.

     8. Review and obtain approval of user acceptance testing results from End Users.

     9.   [**].

10.3 CLEC TESTING

Amdocs' work effort expended against activities in this section will be allocated to specific Projects, or allocated across several projects when the testing is intended to benefit more than one Project. Supplier Personnel performing System, volume, parallel, integration, regression, and end-to-end testing may proportionally allocate their time to all Development and Maintenance and Support Projects within a system release in accordance with
Schedule I.

Amdocs will:

1.   [**].

2.   [**].

3.   [**].

4.   [**].

11.0 DEPLOYMENT SERVICES ([**] PHASE 4 AND 5)

Amdocs' work effort expended against activities in this section will be allocated to specific Projects, or allocated across several Projects when the testing is intended to benefit more than one Project. Supplier Personnel performing System, volume, parallel, integration, regression, and end-to-end testing may proportionally allocate their time to all Development and Maintenance and Support Projects within a system release in accordance with
Schedule I.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

Amdocs will:

     1. Assume responsibility for deploying all Application Software developed or modified by Amdocs in a manner that minimizes disruption to AT&T's business environment in compliance with AT&T's CMMi approach and the Change Management Procedures.

     2. Identify potential deployment conflicts and coordinating resolution with appropriate parties.

     3.   Coordinate with System owners and deployment managers.

     4.   Develop deployment and transition strategies and plans. [**].

     5.   Develop data migration strategies and plans.

     6. Develop a contingency plan for each deployment that will include, where appropriate, back-out procedures, notification and escalation lists, work-around plans, affected resources, and risk assessments.

     7.   Develop and report business risk and impact analysis.

     8.   Develop and report technical risk and impact analysis.

     9. Ensure that Amdocs developed or modified Application Software moved into production complies with Strategic Decisions, AT&T Rules and AT&T's architecture standards and strategy.

     10.  Coordinate and monitor installation activities.

     11.  Conduct pre-deployment readiness reviews.

     12.  Coordinate the deployment of System software per deployment plan.

     13.  Schedule deployment dates.

     14.  Provide input to definition and control of production schedules.

     15.  Perform deployment testing.

     16.  Summarize and report test results.

     17. Prepare documentation and orientation training for infrastructure personnel, Help Desk personnel and any other pertinent personnel delivering services to the End User.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     18.  [**].

     19.  [**].

     20. Provide support for the deployment of Application Software as outlined in the deployment plan (e.g., planning, testing, data migration, monitoring and problem resolution).

     21. Coordinate deployment and promotion (i.e., moving from test to production) of Application Software with End Users, Data Center production control and scheduling organizations.

     22.  Migrate data.

     23. Conduct post-deployment analysis to assess Application Software effectiveness, cost, usability and End User satisfaction.

     24. Conduct post-deployment technical analysis, documenting lessons learned, and recommendations for implementing continuous improvement.

     25. Inform AT&T when any AT&T selected Application Software which is Third Party Software does not comply with Strategic Decisions and AT&T architecture standards and strategy.

     26. Define and document the data backup and restoration requirements for the Disaster Recovery plan for new deployments.

11.1 TRAINING END USERS

Amdocs' work effort expended against the activities in this section will be considered Project work, which will be categorized by AT&T as Development or Maintenance and Support at the Project's inception.

Amdocs will:

     1.   [**].

12.0 MAINTENANCE AND SUPPORT SERVICES

Amdocs' work effort expended against activities in Section 12 will be considered Maintenance and Support.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

12.1 RESOURCES

Amdocs will perform Maintenance and Support Services including:

     1. Provide Supplier Personnel to perform Maintenance and Support Services that are productive and well trained, and meet the delivery projections and Service Levels in support of the Application Software, as such Application Software may be changed, supplemented or replaced during the Term.

     2.   [**].

     4. Prepare monthly reports detailing Maintenance and Support work efforts with sufficient detail to identify the hours and activities directly performed for AT&T as defined in SCHEDULE Q.

12.2 ERROR CORRECTION AND PROBLEM MANAGEMENT

12.2.1 ERROR CORRECTION

Amdocs will:

     1. Provide impact analysis and initial classification of Application maintenance problems and communicate them to AT&T.

     2. Resolve all Application Software maintenance problems that require database, code or operational modifications as a result of error correction.

     3.   Take responsibility for Amdocs maintained Application Software:

     2.1  Identifying Software and database problems.

     2.2  Notifying the applicable third party supplier.

     2.3  Arranging for the corrections to be made.

     2.4  Coordinating the corrections.

     2.5  Testing the corrections.

     2.6 Scheduling the installation of the corrections into production and minimizing off releases.

     2.7  Promoting the change to production.

     3.   Report problems in accordance with AT&T's problem management process.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     4. Perform Root Cause Analysis for problems defined as Severity Level 1 or Severity Level 2, and providing the analysis to AT&T personnel.

     5.   Update user, System, and operations documentation as necessary.

     6. Participate in Application Software-related crisis (e.g. recurring Severity Level 1 issues, outages, database corruption, malicious code or incursion, service order recoveries, other major Application Software-related problems) management and resolution, as directed by AT&T (i.e., notify AT&T of crisis if aware, monitor, escalate, resolve, etc.).

     7.   Participate in post-mortem reviews for error corrections.

     8.   Provide emergency support in order to:

     8.1  Prevent production abnormal program terminations.

     8.2  Correct errors or invalid data.

     8.3 Rectify any other problems that may occur associated with Application Software and databases ("fix when broken"). This includes taking any action necessary to reinstate both the Application Software and the Services to AT&T, including coordination with mainframe, application and utility server operations to restart or amend production schedules.

     9. Work closely with appropriate AT&T personnel and AT&T Third Party Contractors to ensure appropriate progress reporting and effective production problem resolution.

     10. Continuously perform trend analyses on the volume and nature of defects in order to identify areas for improvement. Provide reports as outlined in SCHEDULE Q.

     11. Perform error correction activities based on the severity of the problem as required to comply with the Service Levels and as indicated below:

     11.1 [**].

     11.2 [**].

     11.3 Adhere to AT&T Standards for defect management for all Severity
          Levels.

12.2.2 PROBLEM MANAGEMENT

Amdocs will:

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                          except by written agreement.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     1. Track and manage all problems and requests arising in the Services using AT&T-approved problem management tools.

     2. Resolve problems and requests arising from or related to the Services, including making any changes necessary to provide the Services and meeting all required Service Levels, in accordance with Change Management Procedures, provided that Amdocs may make temporary emergency changes as provided in Section 9.6 of the Agreement.

     3. Emphasize the elimination or quick resolution of problems and requests; maintaining clear accountability; meeting End User expectations; and meeting specified Service Levels.

     4. Perform proactive and reactive troubleshooting to effectively identify and resolve problems and requests.

     5. Employ procedures for proactive monitoring, logging, tracking, escalation, review, and reporting, both historical and predictive, for all problems and requests.

     6. Comply with AT&T's "Enterprise Defect Management" process that facilitates effective coordination across functions, locations, regions, and other vendors providing services to AT&T consistent with the AT&T IT quality policy.

     7. Implement a process that establishes end-to-end responsibility and ownership of each problem and request to a single Amdocs support person, thus minimizing redundant contacts with AT&T. Ownership of the problem or request will be driven by the End User's needs and will minimize transfers to multiple parties.

     8. Categorize and document the relative importance of each problem and request according to Severity.

     9. Monitor, control and manage each problem and request arising from or relating to the Services until it is corrected or resolved, and an End User confirms such resolution and completeness via access to the AT&T problem management system.

     10. To the extent a problem or request does not arise from or relate to the Services, quickly refer such problem or request to the appropriate entity for resolution, including remaining responsible for the status of that problem or request until it is corrected or resolved and AT&T confirms such resolution and completeness.

     11. Engage and manage third party vendors as necessary to localize and resolve problems and requests associated with the Services.

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      Amdocs, and their Affiliated Companies, only, and is not for general
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                          except by written agreement.


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

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     12. Coordinate problem and request tracking efforts and notification to AT&T through the AT&T problem management system, currently Vantive, and other third party vendors; and maintain regular communications between all parties until resolution.

     13. Continuously perform trend analyses on the volume and nature of problems and requests in order to identify areas for improvement and reporting on the trend analyses and improvements to AT&T on at least a quarterly basis and providing defect metrics as defined and requested by AT&T.

     14. Implement measures to avoid unnecessary reoccurrence of problems and requests.

     15. Perform Root Cause Analysis and event correlation for all problems and requests; identifying and documenting preventive measures; and making recommendations to fix root causes.

     16.  Fix problems to the root cause.

     17. Utilize AT&T's problem management system, currently Vantive, and enhancing processes to proactively perform Problem Management.

12.2.3 PROBLEM MANAGEMENT COMMUNICATION AND NOTIFICATION

Amdocs will:

     1. Maintain communications and provide reports to AT&T and third party vendors from the time a problem or request is identified, through resolution and, as necessary, through any follow-up communication and work required post-resolution.

     2. Provide prompt notification to AT&T of System outages on critical Systems, and otherwise providing affected AT&T with regular and timely progress updates that clearly indicate the nature of the problem or request, the estimated time to completion, and potential short-term alternatives.

     3. Communicate the status of Severity Level 1 and Severity Level 2 problems or requests on at least a daily basis, or more frequently as requested by AT&T.

     4. Track and report any backlog of unresolved Severity Level 1 and Severity Level 2 defects or requests on at least a daily basis, or more frequently as requested by AT&T.

     5. If Amdocs believes a problem or request cannot be resolved, communicate the nature of the problem or request to the appropriate level within AT&T as directed by AT&T,

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                          except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

          communicating the reasons why Amdocs believes the problem or request cannot be resolved, and obtaining AT&T approval before closing the problem or request.

     6. In the event there is a recurring problem or request, at AT&T's request, conduct meetings to address the Amdocs' resolution activities.

     7.   Provide exception reports using formats and media as directed by AT&T.

     8. Provide AT&T with regular and ad hoc electronic reports on problems and request including: statistics on total numbers of problems and requests, outstanding problems and requests, resolution time, chronic outages, performance, and trend analysis.

12.2.4 PROBLEM MANAGEMENT ESCALATION

Amdocs will:

     1. Escalate unresolved problems and requests according to procedures approved by AT&T, and automatically prioritizing high-impact problems and requests such that, when such problems and requests occur, they are treated with the highest priority.

     2.   Use escalation procedures reflecting and describing:

     2.1. Severity of the problem or request.

     2.2 Location of the problem or request and the names and numbers of affected End Users.

     2.3 Elapsed time before a problem or request is escalated to the next higher Severity Level.

     2.4 Levels of involvement and notification of Amdocs management and AT&T management at each Severity Level.

12.3 PREVENTIVE MAINTENANCE

Amdocs will:

     1. Perform Application Software tuning, code restructuring, and other efforts to improve the efficiency and reliability of programs and to minimize ongoing maintenance requirements.

     2. Assess opportunities to reduce or avoid costs associated with Systems support and operations, regardless of platform.

     3.   Monitor and analyze trends to identify potential problems.

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                          except by written agreement.


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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     4. Utilize AT&T's approved performance tools to help identify areas where preventive maintenance might be performed to improve Application Software efficiency.

     5. Benchmark the performance of Application Software prior to production installation of improvement processes as part of an approved plan, at AT&T's request.

     6. Perform such efforts within the authorized funding for each item of the Application Software and recommend any preventive maintenance for AT&T's approval that will decrease AT&T's costs.

     7. Ensure that standards are approved by AT&T and are followed during the installation of Application Software.

12.4 SYSTEM OPTIMIZATION

Amdocs will perform system optimization to facilitate AT&T's hardware and software costs savings and comply with applicable Service Levels, including automating manual tasks associated with the Maintenance and Support Services.

12.5 CHANGES IN LAW

Amdocs will:

     1. Perform Maintenance and Support Services as required by changes in Law.

     2. Recommend and perform Maintenance and Support Services modifications to maintain compliance with Laws as changed.

     3. Perform such modifications, including testing, evaluating and validating such modifications, within timeframes required by Laws or interconnection agreements or other serving arrangements AT&T for any Eligible Recipient, or within acceptable timeframes as otherwise agreed by AT&T for compliance.

     4. Implement changes that are included in the scope of the Maintenance and Support Services including within timeframes as established by the change in Law, to reflect interconnection agreements, tariffs, agreements or other serving arrangements AT&T for any Eligible Recipient, including through End User table management Systems, or otherwise.

     5. Oversee the performance of all modifications to Application Software performed by any Entity, verify all modifications to the Application Software are performed in

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

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

          connection with changes in Laws are performed within timeframes required by Laws interconnection agreements or other serving arrangements AT&T for any Eligible Recipient, or within acceptable timeframes as otherwise agreed by AT&T, and provide progress reports on such modification to AT&T at regular intervals.

     6. Support any testimony for and, as required by AT&T and/or any Eligible Recipient, participate in and provide any necessary Amdocs Personnel as witnesses before, any local, regional, national and international regulatory agency, governmental body or court of competent jurisdiction, as it relates to any of the Services performed for or on behalf of AT&T and/or any Eligible Recipient, or to Amdocs' responsibilities herein.

12.6 REGULATORY, LEGAL AND ACCOUNTING SUPPORT

Amdocs will:

     1. Support and, as requested by AT&T and/or any Eligible Recipient, prepare for and/or participating in, any litigation reviews, regulatory reviews, audits, compliance assessments and data-gathering exercises, including those that AT&T and/or any Eligible Recipient is considering instigating.

     2. Support and provide data for any local, regional, national and international regulatory agency or governmental body Requests For Information ("RFIs") however denominated, and any other litigation, arbitration, compliance with Law or regulatory discovery process.

     3.   [**].

12.7 PRODUCTION CONTROL AND SCHEDULING

Amdocs will:

     1. Support the 24 x 7, production-processing schedule as required by AT&T.

     2. Update access and parameter tables contained within Application Software where applicable.

     3.   Coordinate with production staff for scheduling.

12.8 OPERATIONS SUPPORT

Amdocs will:

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

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 1
                                                                    ADM Services

     1.   Update System change request status.

     2. Support operations staff with scheduling, backout recovery, job balancing, production output monitoring for completion and correctness, and monitoring exception logs.

     3.   Communicate effectively with AT&T's management.

     4.   Perform ad hoc reporting.

     5. Create and maintain reasonable documentation for all Application Software and End User procedures that affect operations.

12.9 TIME REPORTING

     1. Amdocs Personnel will promptly report their work hours to the correct Development Projects or Maintenance and Support Services where their actual time was spent.

     2. Work hours will be reported through AT&T's approved time reporting system (currently CM/PM). Time must be reported [**].

     3. Amdocs Personnel will assist AT&T with establishing and maintaining appropriate work activities within each Project using AT&T's time reporting process (currently CM/PM) to ensure Amdocs Personnel correctly report their time to work activities eligible for software capitalization.

     4. At the beginning of each year, EAPs will be established for Amdocs administrative activities that are chargeable to Development or Maintenance and Support. Amdocs Personnel will use these tracking codes to record time spent complying with Amdocs administrative policies, attending and creating support materials for governance meetings, and all other activities not related to specific Development or Maintenance and Support efforts.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 2
                                                                General Services

                               SCHEDULE D (PART 2)

                                GENERAL SERVICES

                      RESTRICTED - PROPRIETARY INFORMATION
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Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                           Schedule D, Part 2 - General Services

                                TABLE OF CONTENTS

1.0 INTRODUCTION ..........................................................    1
2.0 PHYSICAL SECURITY ADMINISTRATION ......................................    1
   2.1 AT&T SITES .........................................................    1
   2.2 NON-AT&T SITES .....................................................    1
3.0 LOGICAL SECURITY ADMINISTRATION .......................................    2
   3.1 LOGICAL DATA AND SYSTEM SECURITY ...................................    2
   3.2 VIRUS PROTECTION ...................................................    4
4.0 ASSET INVENTORY AND MANAGEMENT ........................................    5
5.0 FACILITIES MANAGEMENT AND SUPPORT .....................................    5
6.0 BUSINESS CONTINUITY AND DISASTER RECOVERY SERVICES ....................    5
   6.1 BUSINESS CONTINUITY ................................................    5
   6.2 DISASTER RECOVERY PLANNING .........................................    6
   6.3 DISASTER RECOVERY AND BUSINESS CONTINUITY TESTING ..................    6
   6.4 DISASTER RECOVERY ACTIVITIES .......................................    7
7.0 EVALUATION AND TESTING ................................................    8
8.0 REFRESH AND TECHNICAL CURRENCY ........................................    9
   8.1 APPLICATION SOFTWARE CURRENCY AND RELEASE LEVELS ...................    9
   8.2 THIRD-PARTY SOFTWARE CURRENCY AND RELEASE LEVELS ...................    9
9.0 END USER OPERATIONS DOCUMENTATION .....................................   10
10.0 ONGOING BUSINESS DIVESTITURES AND ACQUISITIONS .......................   10
   10.1 BUSINESS DIVESTITURES .............................................   10
   10.2 BUSINESS ACQUISITIONS .............................................   11
11.0 CONSOLIDATION AND RELOCATION SERVICES ................................   11
12.0 TRAINING AND EDUCATION ...............................................   12
   12.1 TRAINING FOR NEW END USERS ........................................   12
13.0 MOTS UPDATES .........................................................   12

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                           Schedule D, Part 2 - General Services

                                GENERAL SERVICES

This is Part 2 to Schedule D of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM Services.

1.0  INTRODUCTION

As of the Commencement Date, Amdocs will be responsible for providing the General Services described in this Schedule and the other Services described under the Agreement. This Schedule sets forth the common General Services that Amdocs will provide for all Services. Requirements that are unique to particular Services are described in the respective Schedules. As of the Commencement Date, AT&T will provide appropriate logical access to Amdocs to the Systems, Equipment or Software to perform its assigned responsibilities.

Amdocs' work effort expended against activities outlined in this Schedule will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan.

2.0  PHYSICAL SECURITY ADMINISTRATION

2.1  AT&T SITES

Amdocs will:

     1. Comply with all AT&T physical security policies, standards and procedures, as they may be revised or updated, provided that such revisions or updates are provided to Amdocs in advance in writing.

     2.   [**].

     3. Obtain AT&T's permission prior to implementing any supplemental physical security provisions at AT&T Sites.

2.2  NON-AT&T SITES

Where Amdocs uses Supplier Facilities or other locations and facilities approved by AT&T other than AT&T Sites to support the provision of Services to AT&T, Amdocs will:

     1.   [**].

     2.   [**].

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                                     Page 1

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                                                Agreement Number: 20070413.019.C
                                           Schedule D, Part 2 - General Services

     3. Perform all physical security functions (e.g., identification badge controls, alarm responses) at facilities under Amdocs' control.

3.0  LOGICAL SECURITY ADMINISTRATION

3.1  LOGICAL DATA AND SYSTEM SECURITY

Amdocs will:

     1. Establish and maintain safeguards against the unauthorized access, destruction, loss or alteration of AT&T Data. Amdocs will implement safeguards in accordance with Section 13.2 of the Agreement.

     2. Manage and administer access to the Systems, Software and AT&T Data, including:

          1. Comply with AT&T Operating Practice 113 - Protection of Electronic Information and Sarbanes Oxley tier one application financial controls.

          2. AT&T will retain authority for approval of all AT&T Data, Software and System access requirements.

          3. AT&T will notify Amdocs regarding the entities and personnel to be granted access to the Systems and the level of security access granted to each.

          4. Follow AT&T's instructions and procedures regarding such access / deactivation of access as designated by AT&T.

          5. Review all documented information security procedures with AT&T pertaining to the Systems.

          6. Develop, maintain, update and implement security procedures with AT&T's review and approval, including physical access strategies and standards.

          7. Assist in the development and utilization of an action plan and escalation procedures for any potential or actual security breaches with AT&T's review and approval, and report any potential or actual security breaches to AT&T per the AT&T-approved action plan.

          8. Monitor users of the Systems and Services for authorized access, and monitoring, reviewing and responding in a timely and appropriate manner to access violations.

          9. Notify AT&T in the event of a security violation or unauthorized attempt to access or alter AT&T Data, where the notification and escalation is made according to AT&T security policy guidelines and procedures.

                      RESTRICTED - PROPRIETARY INFORMATION
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Amdocs and their Affiliated Companies only, and is not for general distribution
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                               written agreement.

                                                Agreement Number: 20070413.019.C
                                           Schedule D, Part 2 - General Services

          10. Conduct periodic reviews, as appropriate, to validate that individual employee access to programs and libraries is appropriate.

          11. Capture data regarding routine access and exceptions for audit trail purposes, and make such data available to AT&T upon request.

          12. Perform security audits, provide incident investigation support and initiate corrective actions to minimize and prevent security breaches.

          13. Provide reports on violation and access attempts, and retain documentation of the investigation.

          14. Obtain AT&T's approval of, and then install, update and maintain Software that will provide security monitoring, alarming and access tracking functionality for Amdocs-operated Systems and Software.

          15. Utilize AT&T security access control tools for AT&T Data, Systems and Software, in compliance with AT&T Rules, security policies, standards and procedures; and maintain such security and access control devices in proper working order.

          16. Cooperate to establish and administer procedures to monitor and control remote data communication access to AT&T Data, Systems, Software, Equipment and all other data.

          17. Develop, implement and maintain a set of automated and manual processes designed to enforce AT&T's data access and security policies.

          18. Establish appropriate procedures, forms and approval levels for assigning, resetting and disabling user identifications and passwords used for AT&T Data or Systems access by End Users, and execute all related administration for user identification and passwords. Amdocs is responsible for all related administration for user identifications and passwords.

          19. Implement and maintain a secure online database of all access requests, access rights and approval authorities.

          20. Communicate with End Users regarding requests for System or data access.

          21. Run periodic reports to identify accounts that should be removed, or unusual disk space usage of a particular End User or group.

          22. Coordinate System password changes and, subject to AT&T's approval, change and test all local passwords as required.

          23.  Provide ADM security support and advice.

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

                                                Agreement Number: 20070413.019.C
                                           Schedule D, Part 2 - General Services

          24. Perform backup and recovery procedures in response to security violations that result in lost or damaged information.

          25. Respond to all security audit requests from AT&T, e.g., AT&T form SW908 and regulatory authorities.

          26. Cooperate and assist with efforts by AT&T and/or representatives of AT&T for security tests.

          27. Establish and maintain safeguards against the unauthorized access, destruction, loss or alteration of AT&T Data in the possession of Amdocs in accordance with Section 13.2 of the Agreement.

          28. Perform such other work as the Parties may agree that Amdocs will perform after performing a detailed demarcation of in/out of scope security responsibilities during the Transition Period, provided AT&T has approved such demarcation and work allocation.

3.2  VIRUS PROTECTION

Amdocs will:

     1. Install, update, operate and maintain virus protection Software on all Systems used to deliver or support the Services.

          1. Install updates to virus-protection Software as needed or as directed by AT&T, according to the Service Levels required by AT&T and the terms of the Agreement, and no later than twenty-four (24) hours after such updates are made available to Amdocs, or qualified third parties selected by Amdocs and approved by AT&T in accordance with the Agreement (i.e.:
               Microsoft Tuesday Patches)

          2. Upon detection of a virus, take immediate steps to notify AT&T; assess the scope of damage; arrest the spread and progressive damage from the virus; eradicate the virus; restore all Software to its pre-virus state and scrub the virus from all data.

          3. Provide the capability to scan diskettes, drives or other media for viruses upon demand.

          4.   Develop any plans necessary to provide virus protection.

          5.   Respond to virus incidents.

          6. Provide proactive alerts to end users relative to current virus threats either specific to AT&T's environment, encountered in Amdocs' environment, or based on industry information.

                      RESTRICTED - PROPRIETARY INFORMATION
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Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                           Schedule D, Part 2 - General Services

4.0  ASSET INVENTORY AND MANAGEMENT

With respect to AT&T assets utilized by Amdocs Personnel, Amdocs will:

     1.   [**], the initial inventory [**]. This initial inventory [**].

          1.   [**] the initial inventory [**].

          2.   [**] the current inventory [**].

          3. Comply with AT&T leases and licenses for all AT&T assets in the possession of Amdocs.

          4. Notify AT&T of any non-compliance with any AT&T leases and licenses.

          5.   Return AT&T assets to AT&T as requested by AT&T.

5.0  FACILITIES MANAGEMENT AND SUPPORT

With respect to facilities management and support in the event computing or communications Equipment is required at Amdocs Facilities , Amdocs will:

     1. Establish and maintain proper and adequate facilities; Equipment and supplies at Amdocs Facilities, and a properly trained and appropriately sized management and support staff.

          1. Properly manage, coordinate and oversee all maintenance, testing and monitoring of facilities Systems, air handlers and uninterruptible power supply Systems at Amdocs Facilities. Provide physical security for the Amdocs Facilities as described in the physical security requirements in this Schedule.

     2. Comply with AT&T Rules and AT&T's physical access procedures and standards for remote locations, working with AT&T's building operations and site management department as required.

6.0  BUSINESS CONTINUITY AND DISASTER RECOVERY SERVICES

Amdocs will maintain Business Continuity and Disaster Recovery Services (BC/DR) and the corresponding OBCP (Operational Business Continuity Plans) for the Services under the Agreement.

6.1  BUSINESS CONTINUITY

AT&T will retain responsibility for its Business Continuity plans (OBCP) and management activities and will approve Amdocs' activities in advance.

Amdocs will:

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                                     Page 5

                                                Agreement Number: 20070413.019.C
                                           Schedule D, Part 2 - General Services

     1. Update, maintain, manage, test and implement any portion of AT&T's Business Continuity plans and activities that relate to the continued provisioning of the Services.

     2. Review AT&T's Business Continuity plans during the Transition Period, and update contact names within two weeks after Commencement Date.

          1. Document the manner and procedures by which Amdocs will assist with AT&T's Business Continuity and Emergency Personnel Response strategies.

          2. Provide a single point of contact for AT&T's Business Continuity plans, related communications and other activities that are Amdocs' responsibility.

          3. Assist AT&T in developing and maintaining business impact analysis documentation.

6.2  DISASTER RECOVERY PLANNING

Amdocs will:

     1. Maintain and continually enhance Disaster Recovery plans (e.g., ARMS) for the Services throughout the Term of an Agreement, including enhancements required due to the introduction and use of new or changed Application functionality, resource units, processes, business functions, locations and priorities. AT&T will approve all Disaster Recovery plans and modifications to such plans.

          1. Integrate the Disaster Recovery plans related to the Services with any AT&T Business Continuity plans and activities.

          2. Continuously review Application Software's compliance with AT&T's record and data retention (e.g., magnetic media) policies.

          3. Work with AT&T on an annual basis to review and or modify the priorities of the critical Applications.

          4. Work with AT&T to incorporate security measures, as defined for normal operations, into the Disaster Recovery plans.

     2. Review Disaster Recovery plans for the Services during the Transition Period, and update key personnel contact names within two weeks of Commencement Date.

     3. Maintain a list of key personnel contacts and notification procedures for AT&T, Amdocs, Amdocs Personnel and third-party vendor personnel.

6.3  DISASTER RECOVERY AND BUSINESS CONTINUITY TESTING

Amdocs will:

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                           Schedule D, Part 2 - General Services

     1. Work with AT&T to jointly establish test objectives as designed for a successful test execution of the Disaster Recovery plan.

     2. Subject to the availability of AT&T-designated test sites, schedule and test all components of the Disaster Recovery and Business Continuity plans at least annually in cooperation with AT&T, its designees, any testing and recovery providers and any other third-party vendors providing services to AT&T.

     3. Schedule testing dates with AT&T's approval and give AT&T and its representatives the opportunity to observe and participate in the tests.

     4. Assume coordination and administrative responsibility for third-party vendors utilized by AT&T during testing in accordance with the Disaster Recovery and Business Continuity plans.

     5. Operate and manage the Services during periodic Disaster Recovery and Business Continuity tests.

     6.   Provide AT&T with a formal report of the test results within thirty
          (30) days of each test. At a minimum, these reports will include:

          1.   The results achieved.

          2. A comparison of the results to the measures and goals identified in the respective Business Continuity plans.

          3. A report on the feedback from End Users as to the adequacy of continuity for their respective areas.

          4. A plan and a schedule to correct any gaps revealed during testing.

     7. Retest within ninety (90) days or sooner depending on the criticality of the failure or as requested by AT&T, if any disaster simulations fail to achieve specified results.

     8. Update the Disaster Recovery plans upon re-testing and verify that the corrective measures were successful.

6.4  DISASTER RECOVERY ACTIVITIES

Amdocs will:

     1. Report disasters or potential disasters to AT&T immediately upon identification based on parameters defined in the Disaster Recovery plans, and consult with AT&T for an official declaration of a disaster as appropriate.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                           Schedule D, Part 2 - General Services

          1. Monitor and participate in the execution of the Disaster Recovery plans upon the occurrence of a disaster, including restoration of the correct version of the Application Software; ensure verification data is recovered to the appropriate point in time; and provide all other functions associated with the Services.

          2. Following any disaster, conduct a post-disaster meeting with AT&T in order to understand the cause of the disaster; evaluate success in implementation of the Disaster Recovery plan; and, if appropriate, develop plans to eliminate or mitigate future occurrences.

          3. Restore the Services within a timeframe that is in accordance with industry standards for large, well-managed outsourcing services companies and at least consistent with AT&T's current capabilities.

          4. Negotiate and manage contracts with third-party vendors providing Disaster Recovery services for which Amdocs is financially and operationally responsible and, at AT&T's request, assist AT&T as appropriate in such negotiation and management to the extent that AT&T is financially and operationally responsibility for such contracts.

          5. At all times, maintain strict compliance with the Disaster Recovery policies, standards and procedures contained in AT&T's Disaster Recovery plans.

          6. Train Amdocs Personnel and AT&T personnel in Disaster Recovery procedures and implementing a process to obtain immediate access to such procedures in a disaster situation.

          7. Work with AT&T to support connectivity to AT&T's mission-critical production network and the production host Systems, or to the contingency network and the recovery sites as required by the Disaster Recovery plans.

     2. Provide consulting for AT&T's networking requirements at the contingency site, including such support for local connectivity to required servers and printers.

7.0  EVALUATION AND TESTING

At AT&T's request, Amdocs will:

     1. Evaluate and test Equipment, Software and related products or services prior to their use or deployment in AT&T's environment, with direction and final approval from AT&T.

          1. Participate in evaluations involving new third-party products and services.

          2. Upon AT&T's request, provide corporate reports, summaries or results of its evaluation and testing of third-party products and services.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070413.019.C
                                           Schedule D, Part 2 - General Services

          3. Participate in benchmarking new types of software, including testing various configurations and combinations of equipment and software that may be considered for deployment within AT&T.

          4. Participate in interoperability and performance measures for specific configurations of equipment and software, including unit testing, (Component) Integration testing, System testing, regression testing, connectivity testing, load/stress testing, and User Acceptance Testing (UAT), weekend deployment production validation testing.

          5.   [**].

          6. Identify, support and coordinate as necessary with other AT&T IT functions and third-party vendors, any specific equipment, software and/or telecommunications required for interoperability and performance testing.

          7. Provide a complete test plan for AT&T's approval prior to testing.

          8.   Report test findings and recommendations to AT&T.

8.0  REFRESH AND TECHNICAL CURRENCY

At AT&T's request, Amdocs will upgrade or replace Third-Party Software used to develop and maintain Application Software throughout the Term in accordance with the AT&T Rules, AT&T technical architecture and the Long-Range IT Plan.

8.1  APPLICATION SOFTWARE CURRENCY AND RELEASE LEVELS

With respect to Application Software currency and release levels, Amdocs will, in accordance with the Agreement and in addition to its other responsibilities thereunder:

     1.   Provide and support Application Software under the N Release Level.

     2. Support N-1 Release Level and earlier versions of the Application Software as required by AT&T.

          1. Maintain all Application Software with current supported Third-Party Software in accordance with Section 8.2 of this Schedule.

8.2  THIRD-PARTY SOFTWARE CURRENCY AND RELEASE LEVELS

Amdocs will:

     1. Implement and maintain Third-Party Software in accordance with the Change Management Procedures, AT&T Rules and TSS for software standards, except when expressly directed otherwise by AT&T.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                           Schedule D, Part 2 - General Services

     2. Implement updates or changes in a Third Party Software version to the production environment in accordance with an approved Work Request.

9.0  END USER OPERATIONS DOCUMENTATION

All documentation maintained by Amdocs will be subject to AT&T's right to approve such documentation and will conform to the AT&T documentation standards.

Amdocs will:

     1. Develop and maintain documentation on all Software for which Amdocs is responsible.

     2. Maintain a current copy of all documentation on servers located on AT&T's facilities.

          1. Document Application requirements that affect operations, along with procedural information and contact information for each Application.

          2. Document procedures to be utilized by End Users for the correct use of Software.

          3. Make all documentation available in paper copies and electronically, and, wherever possible, using documentation that is Web-enabled for access by End Users and AT&T.

          4. Audit documentation regularly for completeness and accuracy and verify that all documentation is present, organized, readable and updated, including reporting the resultant audit findings to AT&T on a regular basis and where it is determined that documentation is inaccurate (e.g., erroneous or out of date), correct and replace such documentation.

10.0 ONGOING BUSINESS DIVESTITURES AND ACQUISITIONS

As directed by AT&T and subject to the Agreement, Amdocs will perform the following Services with respect to business transactions:

10.1 BUSINESS DIVESTITURES

With respect to business divestitures, Amdocs will:

     1.   [**].

          1.   [**].

          2.   [**].

          3.   [**].

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                           Schedule D, Part 2 - General Services

          4.   [**].

          5.   [**].

10.2 BUSINESS ACQUISITIONS

With respect to business acquisitions, Amdocs will perform all Services in connection with, and provide all Services to, any unit acquired in a business acquisition, including:

     1.   [**].

          1.   [**].

          2.   [**].

          3.   [**].

          4.   [**].

          5.   [**].

          6.   [**].

          7.   [**].

11.0 CONSOLIDATION AND RELOCATION SERVICES

With respect to consolidation and relocation of AT&T's operations and locations, Amdocs will:

     1. Provide all services normally expected of the IT organization in support of these activities.

          1. Provide changes to its Equipment, Software, processes and overall environment to support such consolidation and relocation.

          2.   Provide transition planning for consolidation and relocation.

          3. Perform installations, moves, adds and changes associated with consolidation and relocation.

          4. Support Application related infrastructure changes due to consolidation and relocation.

          5. Provide temporary staffing as required ensuring uninterrupted services.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                           Schedule D, Part 2 - General Services

          6.   Perform increased data and physical security.

          7.   Perform increased Disaster Recovery planning.

12.0 TRAINING AND EDUCATION

12.1 TRAINING FOR NEW END USERS

Refer to Schedule D Part 1, Section 11.1.

13.0 MOTS UPDATES

          1.   [**].

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 3
                                                   LightSpeed Knowledge Transfer

                               SCHEDULE D (PART 3)

                          LIGHTSPEED KNOWLEDGE TRANSFER

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 3
                                                   LightSpeed Knowledge Transfer

                                TABLE OF CONTENTS

1.0 INTRODUCTION............................................................   1
   1.1 DEFINITION:..........................................................   1
   1.2 MODEL:...............................................................   1
   1.3 ADDITIONAL KNOWLEDGE TRANSFER........................................   1

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 3
                                                   LightSpeed Knowledge Transfer

                          LIGHTSPEED KNOWLEDGE TRANSFER

This is Part 3 to Schedule D of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM Services.

1.0  INTRODUCTION

Amdocs will provide Application tailored training on Amdocs Lightspeed software to [**] AT&T employees with the objective of preparing them for testing roles on the Lightspeed program.

1.1  DEFINITION:
     [**]

1.2  MODEL:
     [**]

1.3  ADDITIONAL KNOWLEDGE TRANSFER
     [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

                               SCHEDULE D (PART 4)

                                   GOVERNANCE

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

                                TABLE OF CONTENTS

1.0 INTRODUCTION...........................................................    1

2.0 ROLES AND RESPONSIBILITIES OF KEY GOVERNANCE TEAM MEMBERS..............    2

   2.1 AT&T................................................................    2
   2.2 AMDOCS..............................................................    9

3.0 COMMITTEES AND TEAMS...................................................   14

   3.1 EXECUTIVE STEERING COMMITTEE........................................   14
   3.2 MANAGEMENT COMMITTEE................................................   16
   3.3 SERVICE DELIVERY COMMITTEE..........................................   19
   3.4 TECHNICAL STEERING COMMITTEE........................................   22
   3.5 PROGRAM STEERING COUNCIL............................................   23
   3.6 PROGRAM TEAM........................................................   25

4.0 ISSUE ESCALATION PROCEDURES............................................   26

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

                               SCHEDULE D, PART 4
                                   GOVERNANCE

This is Part 4 to Schedule D of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

1.0  INTRODUCTION

This Schedule sets out the Governance structure for the Agreement, the roles and responsibilities of both Parties to maintain a working relationship, and the type, content and frequency of the status meetings that will be held. AT&T's Contract Executive, Contract Manager, Contract Administrator, Quality Assurance Program Manager, Business Unit Coordinator, Finance Manager, Transition Manager, Service Level Managers, Technology Architecture Program Managers and AT&T Retained and Vendor Employee Support Manager comprise the "AT&T Governance Team." Amdocs' Account Executive, Account Manager, Transition Manager, Architecture Manager , Service Delivery Managers, Resourcing Manager, Service Control Manager, Finance Manager, and Human Resource Director comprise the "Amdocs Governance Team." Amdocs shall replace any member of Amdocs' Governance Team upon reasonable request by AT&T to Amdocs. The AT&T Governance Team and the Amdocs Governance Team are collectively referred to in this Agreement as the "Governance Team". Costs for Amdocs activities associated with the Governance Team and committees shall be paid by Amdocs and not be billed to AT&T.

Upon notice to the other Party, each Party reserves the right to replace or substitute members of its own Governance Team in accordance with this Agreement and change the titles and responsibilities of members of its Governance Team (with members that have equivalent decision-making authority). Notwithstanding anything in this Agreement to the contrary, representatives from any Eligible Recipient shall have the opportunity to attend and participate in Governance Team meetings as requested by AT&T.

A Party may fill multiple positions in its Governance Team with the same individual; provided, however, that Amdocs Account Executive and the Amdocs Account Manager shall be separate individuals.

With respect to meetings under this Agreement, such meetings may be held by teleconference or videoconference, unless AT&T reasonably requests that such meetings be held in person at a location designated by AT&T.

If the two Parties cannot agree to what is reasonable, the Governance Escalation process will be followed. Each Party shall bear its own expenses (travel or otherwise) in connection with the meetings.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

2.0  ROLES AND RESPONSIBILITIES OF KEY GOVERNANCE TEAM MEMBERS

2.1  AT&T

2.1.1 AT&T CONTRACT EXECUTIVE

AT&T's Contract Executive's responsibilities include:

     1.   Managing the overall relationship with Amdocs under this Agreement.

     2.   Providing leadership and guidance to the AT&T Governance organization.

     3. Working with Amdocs Account Executive and Amdocs Account Manager to progress the goals and objectives of the arrangement.

     4. Resolving escalated issues in accordance with the Governance escalation procedures.

     5. Providing liaison activities and guidance with Amdocs's corporate executive leadership in regard to the strategic needs of AT&T.

     6.   Serving as primary interface to AT&T IT senior management.

     7. Providing overall oversight of the Agreement including services, technical and financial oversight.

     8. Providing input to Long Range IT Planning activities and the disaster/business continuity strategy.

2.1.2 AT&T CONTRACT MANAGER

AT&T's Contract Manager has primary operational responsibility for the Agreement and monitoring Amdocs deliverables and commitments. The Contract Manager's responsibilities include:

     1. Monitoring Amdocs and AT&T compliance with the obligations of the Agreement.

     2.   Monitoring Amdocs Agreement level deliverable commitments.

     3.   Tracking fulfillment of Amdocs deliverables.

     4.   Managing benchmarking activities, according to the Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

     5. Managing the AT&T Governance organization including committee establishment and oversight.

     6. Resolving escalated issues according to the Governance escalation procedures.

     7. Approving or declining all work requests that are in excess of pre-established expenditure amounts or circumstances, including New Services.

     8.   Managing service level base lining activities as defined in Schedule
          F.

     9. Evaluating Service Level [**] and approving any action plans resulting from critical Service Level Failures.

     10. Approving, authorizing and overseeing all Agreement related policies and procedures.

     11.  Authorizing Amendments to the Agreement.

     12. Coordination of AT&T third party matters including contract management, leases, and license management, except to the extent the Agreement expressly requires Amdocs to provide such coordination (e.g., Managed Third Parties).

     13. Coordination with the Amdocs Contract Manager concerning operational activities associated with all Amdocs Personnel including onsite and offshore resources

     14.  Providing contractor sponsorship.

     15.  Developing and providing metric reporting for AT&T IT leadership.

2.1.3 AT&T CONTRACT ADMINISTRATOR

AT&T's Contract Administrator has primary administrative responsibility for the Agreement including the management of all reporting and updates to the Agreement. The Contract Administrator's responsibilities include:

     1. Ensuring receipt and review of all Amdocs reports required by the Agreement.

     2. Serving as the single point of contact for all requests and communications originating from Amdocs with respect to the Agreement. Except for day-to-day communications for which alternative procedures are described elsewhere in the Agreement, Amdocs shall direct all requests and communications required by, permitted under or made in connection with the Agreement to the AT&T Contract Administrator.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

     3. Developing standard reporting and communication requirements between Amdocs and various staff and organizations within AT&T.

     4. Developing and assisting with negotiations and dispute resolution related to all addendums and updates to the Agreement that are required during the Term.

     5. Assisting with interpretation and intent of the Parties in regard to the terms and conditions of the Agreement.

     6.   Assuring ability to audit Amdocs processes.

     7.   Oversight of Agreement Amendment process.

     8.   Managing the dispute resolution process as needed for the Agreement.

     9.   Administration of Policy and Procedure Manual changes.

     10. Serving as a single point of contact for any document retention notices, tax surveys, insurance surveys and general data calls.

     11. Performing facilities management to ensure appropriate facilities are available to Amdocs with the required environmental equipment services.

2.1.4 AT&T QUALITY ASSURANCE PROGRAM MANAGER

AT&T's Quality Assurance (QA) Program Manager has the overall responsibility for tracking the quality of Amdocs' software development processes and deliverables. The Quality Assurance Program Manager's responsibilities include:

     1. Developing and implementing processes and procedures to monitor, measure and report quality, reliability and performance of Amdocs' deliverables, and their conformance to requirements (business and technical).

     2. Verifying, monitoring and reporting to AT&T Amdocs' compliance against:

          a. [**], ITS Quality System standards and SEI CMM Level 2/3 processes.

          b.   Amdocs' Software Quality Assurance (SQA) plans and activities.

          c. Amdocs' Software Configuration Management (SCM) plans and activities.

          d.   Amdocs' test plans, test activities and test performance.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

     3. Conducting scheduled QA reviews and audits to verify that the Amdocs Project activities and Services are following the AT&T Strategic Decisions, standards and communicating results to the Service Delivery Committee.

     4. Conducting post Project reviews to identify Amdocs processes and activities that worked well, along with areas of improvement.

     5. Monitoring Amdocs defect resolutions and Root Cause Analysis of problems.

2.1.5 AT&T BUSINESS UNIT COORDINATOR

AT&T's Business Unit Coordinator has the overall responsibility for AT&T's customer relationship with Amdocs and fulfilling AT&T's obligations under the Transition Plan. The Business Unit Coordinator's responsibilities include:

     1. Providing advice and counsel to AT&T business units regarding the terms and conditions of the Agreement.

     2. Providing support to AT&T business units in regard to questions and issues arising from the delivery of Services.

     3. Acting as the primary interface between Amdocs' organization and the AT&T business unit in regards to issue management and problem escalation.

     4. Assisting AT&T's client facing organization with documenting, reviewing, tracking Change Requests, Work Requests and Service issues (problems/defects).

     5. Identifying and escalating service issues related to specific business units until resolved.

     6. Facilitating the project approval process and work authorization in accordance with the processes described in the Policy and Procedures Manual.

     7.   Overseeing Projects and their status for the AT&T business unit.

     8. Reviewing and approving or rejecting the AT&T business units User Acceptance Testing activities.

     9.   Oversight of Amdocs customer satisfaction survey activities.

     10.  Managing AT&T's obligations and service.

     11.  Approving or rejecting the Transition Plan.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

     12.  Monitoring the implementation of Amdocs' service delivery plan.

     13. Monitoring all service delivery processes and tracking that the Service Level reporting mechanisms are established and operational to AT&T's satisfaction.

     14. Monitoring all service delivery processes and deliverables to ensure Amdocs compliance with regulatory requirements.

     15. Establishing and coordinating Amdocs demarcation with AT&T's business-operating environment for the entire account.

     16.  Oversight of any Amdocs End User training activities.

2.1.6 AT&T FINANCE MANAGER

AT&T's Finance Manager oversees all financial activities related to the Agreement and the delivery of Services. The Finance Manager's responsibilities include:

     1. Assisting the AT&T Area Financial Manager in establishing and managing the overall budget in connection with the Agreement.

     2.   Performing any required research and analysis of AT&T IT Base Case.

     3.   Monitoring that savings objectives for the Agreement are being met.

     4. Assisting the AT&T Area Financial Manager in reviewing and approving or rejecting financial analysis for all Amdocs sponsored initiatives to ensure financial viability.

     5. Assisting in and supporting, as needed, the review of monthly charges to assure the accuracy of Amdocs charges, AT&T Service Level [**], AT&T retained costs and [**].

     6. Ensuring that anticipated and agreed-upon Amdocs financial responsibilities are not converted to AT&T retained or [**], except as provided under the Agreement.

     7.   Establishing and maintaining the AT&T charge back process and systems.

     8. Performing AT&T cost management activities included affiliate allocations and capitalization forecasting and tracking.

     9.   Providing oversight of asset management operations.

                      RESTRICTED - PROPRIETARY INFORMATION

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distribution within those companies or for distribution outside those companies except by written agreement.


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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

2.1.7 AT&T SERVICE LEVEL MANAGER

AT&T's Service Level Manager oversees all Service Level management activities related to the Agreement and the delivery of Services. The Service Level Manager's responsibilities include:

     1. Analyzing monthly Service Level reports prepared by Amdocs, reviewing anomalies and trends in performance and continuous improvement.

     2.   Coordinating and communicating day-to-day Service delivery issues.

     3. Addressing, co-coordinating and prioritizing the issues affecting the provision of the Services to AT&T.

     4. Reviewing and escalating operational problems and issues to the Management Committee in accordance with the Policies and Procedures Manual.

     5.   Determining Service Level [**] where appropriate.

     6. Reviewing root cause analysis and action plans resulting from Critical Service Level Failure.

     7. Rebaselining performance targets on an annual basis to account for continuous improvement contractual requirements.

     8. Developing semi-annual inventory of Service Level additions, deletions and modifications.

     9. Ensuring receipt and review of all Amdocs reports required by the Agreement.

     10.  Reviewing and adjusting the following, as directed by the Management
          Committee:

     10.1. Continuous improvement and quality assurance measures.

     10.2. [**].

     10.3. Audits.

     10.4. Benchmarking results.

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                          except by written agreement.


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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

2.1.8 AT&T TRANSITION MANAGER

AT&T Transition Manager has overall AT&T responsibility for activities associated with the transition of the Transitioned Personnel and Subcontractors to Amdocs. The Transition Manager's responsibilities include:

     1. Coordinating the transition of AT&T's Transitioned Personnel, Subcontractors and Equipment to Amdocs under the Transition Plan.

     2. Monitoring Amdocs' strategies for the transition of the infrastructure necessary to operate the account including all financial, human resources, security, facilities and communication.

     3.   Assist Amdocs in developing and implementing the detailed Transition
          Plan.

     4. Establishing an interim transition organization and assisting AT&T Contract Manager in developing Governance Organization.

     5. Providing guidance to Amdocs related to the Policy and Procedures Manual development.

2.1.9 AT&T IT ARCHITECTURE PROGRAM MANAGERS

AT&T's IT Architecture Program Managers will have the primary responsibilities to review technical and architecture standards compliance. The IT Architecture Program Managers' responsibilities include:

     1. Developing processes and procedures to track that Amdocs's services are in alignment with the AT&T business and AT&T IT architecture strategies.

     2. Coordinating the IT architectural standards of AT&T and working with AT&T and Amdocs to develop the Long Range IT Plan, as described in Schedule D, Part 1.

     3. Reviewing and approving or rejecting Amdocs' solution approach, including but not limited to:

          a. Technical architecture designs at a level of detail that provides AT&T appropriate visibility into the application design to evaluate compliance with AT&T standards.

          b.   Logical and physical data models

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

          c.   Data access methods and call patterns

     4. Reviewing and approving specific Project plans and Change Requests to comply with Long Term IT Plan.

     5.   Review designs/architecture/approval data models

     6. Ensuring Amdocs compliance with AT&T IT software and hardware currency requirements

     7. Providing oversight of Amdocs activities associated with Disaster Recovery and planning

2.1.10 AT&T RETAINED AND VENDOR EMPLOYEE SUPPORT MANAGER

AT&T's Retained and Vendor Employee Support Manager will have the primary responsibility of coordinating service requests. The Support Managers' responsibilities include:

     1. Coordinating customer service requests related to AT&T Facilities and Equipment for Amdocs Personnel at AT&T Facilities.

2.2 AMDOCS

2.2.1 AMDOCS ACCOUNT EXECUTIVE

Amdocs' Account Executive has complete authority and responsibility to deliver all Services from Amdocs to AT&T. The Account Executive's responsibilities include:

     1. Managing the overall relationship regarding Amdocs and AT&T under this Agreement.

     2. Ensuring that Amdocs fulfills all of its obligations under the Agreement.

     3. Working with the AT&T Governance Team to establish, manage, and meet commitments, requirements, and expectations.

     4. Working with AT&T executives and business unit managers after approval from AT&T to align the delivery of Services with the strategic needs of AT&T; such activities will be performed with the approval and in conjunction with the AT&T Contract Manager.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

     5. Informing AT&T about new corporate capabilities and developments within Amdocs' organization; proposing ideas and solutions that will provide ongoing benefit to AT&T.

     6. Responding, or ensuring the response by Amdocs' subject matter experts, to all requests for strategic or relationship-wide questions or requests from the AT&T.

     7. Assisting with interpretation and intent of the Parties in regard to the terms and conditions of the Agreement.

2.2.2 AMDOCS ACCOUNT MANAGER

Amdocs' Account Manager will have primary business operating performance responsibility for the account and will assure that all delivery commitments and deliverables required under the Agreement are provided to AT&T. The Account Manager's responsibilities include:

     1. Working with the AT&T Contract Manager to manage and meet commitments, requirements and expectations.

     2.   Ensuring that all Service Levels are met.

     3. Ensuring that Amdocs' performance requirements as they relate to AT&T business requirements and business objectives are satisfied.

     4. Assuring operational compliance with the Agreement and ensuring that Amdocs fulfills its obligations under the Agreement, including all obligations relating to Deliverables.

     5. Establishing and executing the account management disciplines, business management processes, and associated reporting.

     6. Ensuring prompt identification and resolution of service delivery issues.

     7. Ensuring that Amdocs' performance requirements as they relate to the AT&T strategic business planning (i.e., business and architecture, strategic options, business assessment, business operating plans) requirements are met.

     8.   Staffing and leading the Amdocs management team and project staff.

     9. Accepting requests for new Projects from AT&T and ensuring that such requests are handled pursuant to the Change Management Procedures set forth in Section 9.6 of the Agreement, applicable Schedules and the Policy and Procedures Manual.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

     10. Ensuring the delivery to AT&T of all data that Amdocs is obligated to provide to AT&T under the Agreement as well as all data reasonably requested by AT&T.

     11. Coordination with the AT&T Contract Manager concerning operational activities associated with all Amdocs Personnel including onsite and offshore resources

2.2.3 AMDOCS TRANSITION MANAGER

Amdocs' Transition Manager has the overall responsibility for the successful transition of the Transitioned Employees and applicable subcontractors to Amdocs account team while ensuring that Service Levels and AT&T satisfaction are maintained. The Transition Manager's responsibilities include:

     1. Establishing the account infrastructure necessary to operate the account including all financial, human resources, security, facilities and communication.

     2.   Developing and implementing the service delivery plan.

     3. Installing all service delivery processes and ensuring that the Service Level reporting mechanisms are established and operational.

     4. Transitioning all of AT&T's applicable personnel and subcontractors seamlessly to Amdocs.

     5. Establishing the business-operating environment for the entire account.

     6. Responding to all AT&T reasonable requests for information related to the Transition Services.

2.2.4 AMDOCS ARCHITECTURE MANAGER

Amdocs' Architecture Manager will be responsible for liaison with the AT&T IT architecture team and assure that architectural initiatives and decisions are fully supported and executed. The Amdocs Architecture Manager responsibilities include:

     1.   Interfacing with and fully supporting the AT&T IT architecture team.

     2.   Ensuring compliance with the Long Range IT Plan.

     3. Coordinating and facilitating sharing of architectural information between AT&T and Amdocs.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

2.2.5 AMDOCS SERVICE DELIVERY MANAGERS

Amdocs' Service Delivery Managers will have the primary responsibility to deliver the Services. The Service Delivery Manager's responsibilities include:

     1.   Managing all Service Levels and Agreement commitments.

     2. Staffing all Service delivery with the appropriate level of trained personnel.

     3. Forecasting resource requirements and managing resourcing requirements.

     4. Ensuring AT&T's IT architectural standards are met and working with AT&T to develop the Long Range IT Plan.

     5. Providing support to AT&T and End Users in accordance with the problem management process.

     6. Implementing Amdocs' development methodology as tailored to meet AT&T development standards

     7. Providing all Service Level reporting to AT&T and the service control function

     8. Implementing and meeting the requirements of the AT&T business continuity plans.

2.2.6 AMDOCS RESOURCING MANAGER

Amdocs' Resourcing Manager will be responsible to manage and execute resource allocation strategies applicable to this Agreement. The Resourcing Manager's responsibilities include:

     1.   Managing transition of assigned subcontractors.

     2.   Managing Amdocs relationships.

     3. Managing selection of Subcontractors (e.g., permitted offshore subcontractors).

     4.   Managing shared resource centers within the AT&T account.

     5. Managing overall resource levels in accordance with AT&T resource requirements.

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                          except by written agreement.


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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

2.2.7 AMDOCS SERVICE CONTROL MANAGER

Amdocs' Service Control Manager will be responsible for delivering the metrics program for the account and overseeing the implementation of the account system development methodology. The Service Control Manager's responsibilities include:

     1.   Interfacing as needed with AT&T.

     2.   Establishing Amdocs metrics program.

     3.   Providing direction for the account program office function.

     4. Constructing the performance reports and managing the monthly reporting.

     5. Establishing Amdocs benchmarking methodology in accordance with the Agreement

     6. Introducing Amdocs' methodology on the account, modifying it to meet AT&T development standards, and ensuring that this methodology is implemented on the account.

     7.   Providing training as required by the Agreement.

     8.   Providing process ownership for service delivery processes

     9.   Providing Amdocs quality assurance function.

     10.  Implementing a [**] for the account, according to the Agreement.

2.2.8 AMDOCS FINANCE MANAGER

Amdocs' Finance Manager will be responsible for all financial, billing, Agreement compliance and new business management functions. The Finance Manager's responsibilities include:

     1. Providing the monthly invoice and all account billing and reporting functions.

     2. Implementing and managing Amdocs financial system including time recording, labor reporting, billing, budgeting, forecasting, and annual planning.

     3. Acting as the primary Amdocs focus for new service establishment for AT&T.

     4. Managing other administrative functions including physical and logical security, facilities and contracts.

     5.   Providing financial reporting in accordance with the Agreement.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

2.2.9 AMDOCS HUMAN RESOURCE DIRECTOR

Amdocs' Human Resource Director will be responsible for personnel policies or process administration. The Human Resource Director's responsibilities include:

     1. Establishing all personnel administration policies for the AT&T account.

     2.   Providing the Human Resource management function for the AT&T account.

     3.   Providing the recruitment and placement function for the AT&T account.

     4.   Providing the communication forms for the AT&T account.

     5.   Interfacing with the AT&T Contract Manager on personnel issues.

     6. Submitting the quarterly resource roster to the AT&T Contract Administrator and informing AT&T with reasonable advance notice of any changes to the then current roster.

3.0 COMMITTEES AND TEAMS

3.1 EXECUTIVE STEERING COMMITTEE

The Parties will form and name members of an Executive Steering Committee. The Executive Steering Committee will have executive management responsibility for the Agreement and for the relationship between the Parties and shall provide business oversight and ensure the alignment of the Long Range IT Plan and Service delivery objectives. This committee will also assist the AT&T Contract Manager and the Amdocs Account Manager in decisions that directly affect the Agreement.

AT&T's Contract Manager and a Amdocs Account Manager will be appointed by each respective Party to liaise with the Executive Steering Committee and to monitor and resolve where possible any issues raised by the AT&T Service Level Manager and the Amdocs Service Delivery Managers. The AT&T Service Level Manager and Amdocs Service Delivery Managers will carry out the day-to-day coordination of Service delivery, and include other AT&T representatives as required.

AT&T and Amdocs will jointly develop and implement agreed performance management and business assurance processes.

Amdocs will deploy the performance management and business assurance processes at the Sites to ensure the stable start-up and efficient delivery of the Services.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

3.1.1 MEMBERS

The Executive Steering Committee will be chaired by the AT&T Contract Manager and will be comprised of the following individuals:

     1.   AT&T Contract Executive.

     2.   AT&T Contract Manager.

     3.   Amdocs Account Executive.

     4.   Amdocs Account Manager.

     5.   Other AT&T and Amdocs Personnel as required.

3.1.2 KEY RESPONSIBILITIES

The Executive Steering Committee's responsibilities include the following:

     1. Ensuring business alignment between the Parties, analysis of AT&T and Amdocs business plans, and oversight of new or modified Services during the Term.

     2. Developing strategic requirements and plans associated with the Services during the Term.

     3. Ensuring that the annual technology plan is in accordance and supports the Long Range IT Plan.

     4. Agreeing to and periodically reviewing the authority of the committees and makeup of the individual members of the Management Committee and the Service Delivery Committee.

     5. Approving the Management Committee report and recommendations, including review of the following:

     5.1. Transition Plan implementation, including progress and achievement of Critical Deliverables and key activities.

     5.2. Service Level reports and modifications.

     5.3. Continuous improvement and quality assurance measures.

     5.4. Reset of Critical Service Levels.

     5.5. Financial issues and performance.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

     6. Approving the Management Committee report and recommendations, including review and approval of the following

     6.1. [**], according to the Agreement.

     6.2. Audit results.

     6.3. Benchmarking results according to the Agreement.

     6.4. Attempting to resolve issues escalated by the Management Committee.

     6.5. Resource plans according to the Agreement.

     6.6. Escalated issue resolution.

3.1.3 MEETINGS

The Executive Committee will meet upon the request of either Party, no less than quarterly but no more than monthly without the consent of both Parties. The Party requesting the meeting shall prepare and distribute a written agenda at least 24 hours prior to the meeting. Amdocs shall keep minutes of each meeting and shall distribute the minutes to AT&T within one business day after each meeting.

3.2 MANAGEMENT COMMITTEE

Prior to the Commencement Date, the Parties will establish a Management Committee. The names and titles of the representatives serving on the initial Management Committee are attached to this Schedule.

3.2.1 MEMBERS

The Management Committee will be chaired by AT&T's Contract Manager and will be comprised of the following individuals:

     1.   AT&T Contract Manager.

     2.   AT&T Contract Administrator.

     3.   AT&T Finance Manager.

     4.   Amdocs Account Manager.

     5.   Amdocs Finance Manager.

     6.   Other AT&T and Amdocs Personnel as required.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

3.2.2 AUTHORITY

Subject to direction and approval from the Executive Steering Committee and to the authority derived from the Change Management Procedures set forth in the Agreement, the Management Committee will have general authority and responsibility regarding:

     1.   Approving changes to the Agreement.

     2.   Adding, modifying, and/or removing Services covered by the Agreement.

     3. Operational, technical, financial, and general management oversight of the Agreement.

     4.   Resolving issues escalated by the Service Delivery Committee.

Notwithstanding the foregoing, any addition, removal or modification of the Services shall require the written consent of the AT&T Contract Executive and the AT&T Contract Manager. Any change or amendment to the Agreement shall not take effect unless such change or amendment is in writing and signed by an authorized representative of each Party authorized to make such changes.

3.2.3 KEY RESPONSIBILITIES

The Management Committee's responsibilities include:

     1. Managing the performance of the Parties' respective roles and responsibilities under the Agreement.

     2.   Implementing the Agreement.

     3.   Managing risks and opportunities for improvement.

     4. Monitoring Service delivery and transition activities based on reporting and coordination with the Service Delivery Committee.

     5. Considering and approving, where possible, operational and technical changes in accordance with the Change Management Procedures.

     6. Considering and approving, where possible, changes to the Agreement and to the Services in accordance with the Change Management Procedures set forth in the Agreement.

     7.   Seeking to resolve any issues escalated by the Service Delivery
          Committee.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

     8. Escalating any issues not resolved by the Management Committee to the Executive Steering Committee.

     9. Producing Management Committee summary reports and submitting them for Executive Steering Committee review.

     10. Monitoring the following and reporting, as required, to the Executive Steering Committee with respect to:

     10.1. Service Levels, Service Level [**] and Earn Back.

     10.2. Continuous improvement and quality assurance measures.

     10.3. Proposals for reset of Service Levels.

     10.4. Review of financial performance

     10.5. Pricing.

     11. Approving the following and reporting, as required, to the Executive Steering Committee with respect to

     11.1. [**], according to the Agreement.

     11.2. Audit results.

     11.3. Benchmarking results according to the Agreement.

     12. Monitoring and reviewing the ongoing status of third party contracts as appropriate and according to the Agreement.

     13. Initiating the recommendations and suggestions made by the Executive Steering Committee relating to the Services and the Agreement.

     14. Ensuring the implementation of process/infrastructure, financial and resource plans.

     15. Recommending changes to the Policy and Procedures Manual submitted to AT&T for approval

     16. Reviewing business and technical proposals submitted by AT&T business sponsors or Amdocs Personnel.

     17.  Recommending new proposals to the Executive Steering Committee.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

     18. Providing advice and direction to the Service Delivery Committee for performance improvement.

     19.  Preparing the following reports:

     19.1. Summary Executive Reports

     19.2. Global Management Report

     19.3. Service Level Reporting

     19.4. Transition Reports

     20. Delegating any powers it considers appropriate to the Service Delivery Committee.

3.2.4 MEETINGS

The Management Committee will meet, at a minimum, monthly, and at other times as agreed between the Parties, to review:

     1.   Management of the Agreement.

     2.   Service delivery.

     3.   Transition management.

     4.   Change management.

     5.   Technical planning.

Either Party may include items on a written agenda that Amdocs shall distribute at least 24 hours prior to the meeting. Amdocs shall keep minutes of each meeting and shall distribute the minutes to AT&T within one business day after each meeting.

3.3 SERVICE DELIVERY COMMITTEE

Prior to the Commencement Date, the Parties will establish a Service Delivery Committee. The names and titles of the representatives serving on the initial Service Delivery Committee are attached to this Schedule.

3.3.1 MEMBERS

The Service Delivery Committee will be comprised of the following individuals:

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

     1.   AT&T Service Level Manager.

     2.   AT&T Business Unit Coordinator.

     3.   Amdocs Service Delivery Managers.

     4.   Other AT&T and Amdocs Personnel as required.

3.3.2 AUTHORITY

The Service Delivery Committee will have authority regarding:

     1. Review and approval, where possible, of the short-term and long-term plans and activities in regard to the delivery of the Services.

     2.   Resolution of Service delivery problems.

     3. Upward notification of all issues that might result in the addition, deletion, or modification of the Services, or the terms of the Agreement, irrespective of the initiating Party.

     4.   Agreement of Service delivery initiatives.

3.3.3 KEY RESPONSIBILITIES

The Service Delivery Committee's responsibilities will be determined and delegated in each case by the Management Committee and may include matters within the relevant region including:

     1.   Implementing the Transition Plan and monitoring Service delivery.

     2.   Monitoring Critical Deliverables and Service Levels.

     3. Coordinating and communicating day-to-day Service delivery issues; addressing, co-coordinating and prioritizing the issues affecting the provision of the Services to AT&T.

     4. Reviewing and escalating operational problems and issues to the Management Committee and in accordance with the Policy and Procedures Manual.

     5. Reviewing and scheduling change requests in accordance with the Change Management Procedures.

     6.   Ensuring efficient flow of documentation as required by the Agreement.

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                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

     7. Handling disputes within the authority of the AT&T and Amdocs representatives, and referring others to the Management Committee.

     8. Submitting issues concerning the relationship between the Parties to the Management Committee for its guidance and recommendations.

     9.   Submitting reports to the Management Committee.

     10.  Advising the Management Committee of new opportunities and proposals.

     11. Identifying and referring matters outside the authority of AT&T and Amdocs representatives to the Management Committee.

     12. Reviewing and presenting recommendations and suggestions made by AT&T representatives and Amdocs representatives relating to the Services and initiating appropriate actions.

     13. Identifying issues that may have an impact outside the relevant Sites and referring these to the Management Committee and to other Sites as required.

     14.  Monitoring and reviewing the ongoing status of third party contracts.

     15.  Reviewing and adjusting the following, as directed by the Management
          Committee:

     15.1. Service Levels.

     15.2. Continuous improvement and quality assurance measures.

     15.3. [**], according to the Agreement.

     15.4. Audits, according to the Agreement.

     15.5. Benchmarking results, according to the Agreement.

     16.  Preparing the following reports:

     16.1. Management reports.

     16.2. Service Levels and Service delivery results, as required.

     16.3. Minutes.

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                                                                      Governance

3.3.4 MEETINGS

The Service Delivery Committee will meet, at a minimum, bi-weekly, and at other times as directed by the Management Committee, to review:

     1.   Agreement issues.

     2.   Service Delivery.

     3.   Transition management.

     4.   Projects.

Amdocs shall keep minutes of each meeting and shall distribute the minutes to AT&T within 24 hours after each meeting.

3.4 TECHNICAL STEERING COMMITTEE

Within sixty (60) days following the Effective Date, a Technical Steering Committee will be established by the Parties to focus on the development of the annual and Long Range IT Plans. The Technical Steering Committee will meet quarterly, and at other times as agreed between the Parties.

3.4.1 MEMBERS

The Technical Steering Committee will be chaired and the agenda set by the AT&T IT Architecture Manager and will be comprised of the following individuals:

     1.   AT&T Contract Manager or their nominated deputy.

     2.   AT&T IT Architecture Manager.

     3.   AT&T ADM Manager.

     4.   AT&T infrastructure and maintenance Manager

     5.   AT&T Business Unit Coordinator.

     6.   Amdocs Account Manager.

     7.   Amdocs assigned Chief Technology Officer for AT&T.

     8.   AT&T and Amdocs subject matter experts.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

3.4.2 KEY RESPONSIBILITIES

The Technical Steering Committee's responsibilities include:

     1.   Reviewing Amdocs' input for the Long Range IT Plan.

     2. Using management reports and any other appropriate sources, to research, develop, review and approve technical initiatives to address business problems and opportunities as agreed by the Executive Steering Committee and the Management Committee.

     3. Providing advice and guidance to the Management Committee for technical improvement and making recommendations directly to AT&T and Amdocs on issues affecting the technical infrastructure that supports the AT&T business operations.

     4. Reviewing technical policy standards and making recommendations to the Management Committee.

     5. Reviewing Amdocs migration plan to ensure compliance with AT&T standards

     6. Reviewing any proposals for reductions in the costs of the Services driven by new technology.

AT&T shall keep minutes of each Technical Steering Committee meeting and shall distribute the minutes within one business day after each meeting.

3.5 PROGRAM STEERING COUNCIL

A Program Steering Council (PSC ) and Program Team (PT) will be established for any major Program initiated by the business or IT. The PSC is focused on guidance and resource allocation for Projects within a specific business area. The PSC directs the PT and provides go/no-go and redirect decisions. PSC meetings will be conducted at a minimum of once every two weeks using the conference call format and should be limited to one-hour where possible and follow a standard sequence of events as per a predetermined agenda. At a minimum, the standard agenda will include a report out of the current status and metrics of the program and a discussion of open issues that need to be addressed by the PSC . The program coordinator will facilitate the PSC status calls and capture/document/distribute action items and minutes from each call.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

3.5.1 MEMBERS

The PSC will be chaired by the AT&T program sponsor and will be comprised of the following individuals:

     1.   AT&T Contract Manager or their nominated deputy.

     2.   AT&T Business Unit Coordinator.

     3.   AT&T IT Architecture Manager.

     4.   AT&T ADM manager.

     5.   AT&T infrastructure and maintenance manager.

     6.   AT&T Business Representatives.

     7.   Amdocs Account Manager.

     8.   Amdocs assigned Chief Technology Officer for AT&T.

     9.   AT&T and Amdocs subject matter experts.

3.5.2 KEY RESPONSIBILITIES

The PSC responsibilities include:

     1.   Charter the project team that will implement the project

     2.   Assign individuals to lead and approve membership in the PT

     3. Make "go," "no-go," or "redirect" decisions for projects at decision point meetings

     4. Establish priorities and make decisions on personnel and financial resource allocation for projects at each phase of the process.

     5. Review status of the project on an on-going basis and make adjustments to resources, activities and/or priorities as necessary

     6. Report progress and escalate issues as appropriate to the senior leadership team (SLT)

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

3.6 PROGRAM TEAM

The PSC and PT will be established for any major program initiated by the business or IT.

The PT reports to the PSC and is a decision making body made up of AT&T business personnel and IT leaders who are responsible for the successful delivery of business capabilities. This team is responsible for the delivery of end-to-end business solutions, including both the IT and business components. PT membership may be modified from phase to phase to ensure necessary disciplines are represented.

AT&T business personnel appoints the Program Team (PT) leader. The PT leader is responsible for ongoing communications with the SLT. Membership in the PT is split evenly between the business and IT. PT meetings will be conducted at a minimum of once every week using the conference call format and should be limited to one-hour where possible and follow a standard sequence of events as per a predetermined agenda. At a minimum, the standard agenda will include a report out of the current status and a discussion of open issues that need to be addressed by the PT.

The PT has the responsibility to:

     1. Make decisions on behalf of their representative functional area/organization.

     2.   Ensure the timeliness and quality of Project deliverables.

     3. Communicate project information to stakeholders and supporting team members in their respective functional area/organization.

     4. Ensure consensus on all agreed schedules, work estimates and priorities by those performing the work.

     5. Coordinate the direction and efforts of the Project with other Projects in the program.

     6.   Assign individuals to lead and approve membership in the project team.

     7.   Charter the Project team that will implement the Project.

     8.   Make "go/no-go" decisions for the Project at key milestones.

     9. Establish priorities and make decisions on personnel and financial resource allocation at each phase of the Project.

     10.  Resolve issues that cannot be handled by the Project team.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

     11. Report progress and escalate issues that cannot be resolved to the PSC.

     12. Review status of the Project on an on-going basis and make adjustments to resources, activities and/or priorities as necessary.

3.6.1 MEMBERS

The PT will be chaired by the AT&T Program Team leader and will be comprised of the following individuals:

     1. AT&T IT personnel representing the following areas: architecture, infrastructure, project management, implementation, and quality assurance.

     2. Amdocs personnel representing the following areas: software development, implementation, quality assurance, and infrastructure.

     3. AT&T business personnel representing the appropriate functional areas including training.

4.0 ISSUE ESCALATION PROCEDURES

From time to time, issues will arise that cannot be resolved at the various levels of management within the AT&T and Amdocs teams. Issues that cannot be resolved will be escalated as follows:

     1. Notification: Either Party may decide that escalation is desirable when resolution of an issue appears unachievable at the current management level. The Party desiring escalation will provide written notice of its intention to the members of the other Party currently involved in the dispute. At either Party's request, the members currently engaged in attempting to resolve the issue shall meet again to attempt resolution of the issue prior to escalation to the next level. If the issue cannot be resolved at the current management level, the issue will then be escalated after good faith attempts by both Parties to resolve the issue at the current level.

     2. Documentation: Both Parties will jointly develop a short briefing document for escalation that describes the issue, relevant impact and positions of both Parties.

     3. Request for Assistance: A meeting will be scheduled with appropriate individuals. The brief will be sent in advance to the participants.

     4. Issues will be escalated for review and resolution to the next level of management as follows:

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 4
                                                                      Governance

     4.1. The Amdocs Service Delivery Manager and the appropriate AT&T Governance team member, If unresolved, escalate to:

     4.2. The AT&T Contract Manager and the Amdocs Account Manager. If unresolved, escalate to:

     4.3. The Executive Steering Committee. If unresolved, escalate to:

     4.4. The AT&T IT Vice President and the equivalent Amdocs executive. If unresolved, escalate to:

     4.5. AT&T's CIO and Amdocs' Senior Vice President.

     4.6. If the matter remains unresolved after escalation under Section 4.5, it shall be resolved by arbitration in accordance with Section 19.2 of the Agreement.

     4.7. Notwithstanding anything to the contrary, AT&T's CIO shall make the final decision in connection with otherwise unresolved issues relating to disputes over the compliance of deliverables for the purpose of the Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 5
                                          Policies and Procedures Manual Content

                               SCHEDULE D (PART 5)
                     POLICIES AND PROCEDURES MANUAL CONTENT

This is Part 5 to Schedule D of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

1.0 INTRODUCTION

This document describes the general content and organization of the Policies and Procedures Manual that will be developed to support governance of the Agreement.

2.0 GENERAL CONTENT AND ORGANIZATION

The Sections below provides the general organization and content of the Policies and Procedures Manual. Although not intended to replicate the Agreement, the Policies and Procedures Manual provides comprehensive documentation of the procedures that will be followed to implement and manage the Agreement and the overall relationship. Detailed text or requirements referenced in the Agreement may be supplied in the Policies and Procedures Manual.

Responsibilities of Amdocs and AT&T by job title or function will be indicated within the document. The manual will be used jointly by the Parties to assist with overall coordination and communication regarding the Agreement.

In the event that, on the Commencement Date the Policies and Procedures Manual does not yet contain procedures addressing all areas set forth in this document, Amdocs shall follow AT&T's preexisting procedures until mutually agreed otherwise by AT&T and Amdocs.

2.1 ORGANIZATIONAL OVERVIEW

     1. AT&T Governance Organization - Organization charts, description of functions performed, contact information. Amdocs Management and Delivery Organization, Organization charts, description of functions performed, contact information.

     2. Key Contacts - AT&T - A list of contacts within AT&T that are key users of the Services or perform a liaison function in regard to the Services by business unit and by geography.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 5
                                          Policies and Procedures Manual Content

     3. Key Contacts - Third Parties - A list of key third parties (e.g., maintenance providers, software providers, telecom carriers, etc.).

     4. Joint Committee Structure - Organization charts with names assigned to each role.

2.2 TRANSITION ACTIVITIES AND RESPONSIBILITIES

This Section can be archived after the Transition Period has ended; can reuse applicable information from Transition Plan or reference it if all information is provided within the Transition Plan.

     1. Overall Management and Reporting Process - AT&T and Amdocs management structure, reporting, and review process associated with Transition.

     2. Critical Deliverables and Milestones - A list of Critical Deliverables, milestones and timeline for the Transition Period.

     3. Human Resource Transition - Procedures and responsibilities regarding finalization of HR transition activities. Describe responsibilities of both Parties.

2.3 PERFORMANCE MANAGEMENT PROCEDURES

Ongoing "steady state" procedures and policies including information on coordination activities and responsibilities of each Party by title or function.

     1. Performance Monitoring and Reporting Procedures - Procedures to verify proper Service delivery on a day-to-day basis, including internal reporting and reporting to AT&T.

     2. Problem Management and Escalation Procedures - Procedures to identify problems, report and resolve problems and escalate as necessary within Amdocs' organization and AT&T.

     3. Root Cause Analysis Procedures - Procedures to determine root cause of problems, including involvement of and support to applicable third parties or AT&T.

     4. Service Level Measurement and Reporting Procedures - Procedures to measure and report Service Levels to AT&T.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 5
                                          Policies and Procedures Manual Content

     5. Work Authorization Procedures - Work authorization procedures for in-scope Services to include responsibilities and procedures for the originator of a work request and overall review and authorization process.

     6. Project Management Procedures - Methodology and procedures it will use to perform project responsibilities and develop associated deliverables. The procedures must comply with AT&T IT Quality Policies and Procedures, CMM Policies and Procedures and EXPRESS Policies and Procedures.

2.4 CHANGE MANAGEMENT - OPERATIONAL AND TECHNICAL PROCEDURES

Operational and Technical Procedures regarding changes to the environment including the notification process, timing, planning, authorization and implementation.

     1. Physical Access & Security Procedures - Physical access and security procedures at both AT&T Sites and Amdocs' locations.

     2. Network Access & Security Procedures - Network access and security procedures.

     3. Applications and Data Access and Security Procedures - Procedures to allow access to Applications and data in compliance with SOX and OP113 rules and to include the request and authorization process for user IDs and passwords for Amdocs.

     4. Changes in the Application Portfolio including Legacy Application Retirement Process - Procedures for retirement of legacy Applications without compromise of services delivered to users or integrity of data.

     5. Long Term IT Planning - Procedures for developing input into Long-Term IT Plan.

     6. Release Management - Procedures for providing application supply and demand/capacity information for release packaging.

2.5 DISASTER RECOVERY AND BUSINESS CONTINUITY PROCEDURES

Procedures for Disaster Recovery and Business Continuity - The Policies and Procedures Manual may reference other documents containing comprehensive procedures, but will provide a general overview.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 5
                                          Policies and Procedures Manual Content

2.6 FINANCIAL MANAGEMENT PROCEDURES

Ongoing, "steady state" procedures and policies including information on coordination activities and responsibilities of each Party by title or function.

     1. Invoicing - Procedures for invoicing and verification of invoice by AT&T; invoicing of Projects; procedures regarding disputed invoice amounts, etc.

     2. Charge back - Procedures for charge back of costs related to the Services and the overall Agreement to business units including responsibilities and support by both the Amdocs and the AT&T staff.

     3. Budgeting - Procedures for how Amdocs will assist AT&T with annual budgeting cycle including estimation potential Projects, review cycle, responsibilities of Amdocs, AT&T staff and AT&T, etc.

     4. Performance Credits and Earnback - Procedures for calculating Performance Credits on invoices and Earnback calculations.

     5. Financial Dispute Procedures - Procedures for resolution of Financial Disputes which will adhere to the Overall Issue Escalation process.

2.7 CONTRACT MANAGEMENT PROCEDURES

Ongoing "steady state" procedures and policies, including information on coordination activities and responsibilities of each Party by title or function.

     1. Contract Change Control - Procedures regarding changes to the Agreement, including changes to any Exhibit or Attachment including notification period and process, authority levels and escalation procedures.

     2. Reporting - Procedures and activities regarding key standard reports to be delivered by AT&T and requests for ad-hoc reports that may from time to time be submitted to AT&T.

     3. Legal/Regulatory Data Request Procedures - Procedures for fulfilling requests for Legal-or Regulatory-related documentation.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                              Schedule D, Part 5
                                          Policies and Procedures Manual Content

2.8 RELATIONSHIP MANAGEMENT PROCEDURES

Ongoing "steady state" procedures and policies including information on coordination activities and responsibilities of each Party by title or function.

     1.   [**] documented in the Agreement.

     2. Business Units - Procedures and responsibilities regarding the relationship between Amdocs and AT&T staff including procedures regarding communication and coordination regarding work requests, Service delivery issues, budgeting and financial issues, etc.

     3. End Users - Procedures and responsibilities regarding responding to end user problems, requests and questions.

     4. Third-Party Vendors - Procedures for interacting with third-party vendors, which may provide services, equipment or software that are ancillary to or support the overall delivery of Services.

2.9 AMDOCS' OPERATIONAL PROCEDURES

Ongoing "steady state" procedures and policies including information on coordination activities and responsibilities of each Party by title or function.

     1. Operational Procedures, as applicable, in order to provide the Services normally undertaken by Amdocs which shall be consistent with those Amdocs activities used to provide services similar to the Services.

2.10 CLEC PROCEDURES

Ongoing "steady state" procedures and policies, including information on coordination activities and responsibilities of each Party by title or function.

     1.   CLEC Test Procedures - [**].

     2.   [**].

     3.   [**].

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

SCHEDULE D.1 - FINANCIAL AND OPERATIONAL RESPONSIBILITY MATRIX

                                                        Agreement Number: xxxxxx
                                                                      Schedule D
                                                                Responsibilities

This is Schedule D.1 of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.


                                                                                            ACQUISITION / CAPITAL COST
                                                                              ------------------------------------------------------
                                                                                                                     FINANCIAL
                                                                              OWNERSHIP / LICENSE (SOFTWARE)       RESPONSIBILITY
                                                                              ------------------------------   ---------------------
                                                                                                                UPGRADES /
      SERVICES                                                                CURRENT ASSETS   FUTURE ASSETS   ENHANCEMENTS   GROWTH
                                                                              --------------   -------------   ------------   ------
      MAINFRAME AT AT&T FACILITIES
 1)   Mainframe Hardware Including Peripherals                                     [**]             [**]           [**]        [**]
 2)   Mainframe Hardware Leases                                                    [**]             [**]           [**]        [**]
 3)   Mainframe Hardware Maintenance Agreements                                    [**]             [**]           [**]        [**]
 4)   Mainframe Operating System Software                                          [**]             [**]           [**]        [**]
 5)   Mainframe Third Party Software (e.g., Utilities, Compilers, Database
         Managers, Development Tools, System Management Tools, etc.)               [**]             [**]           [**]        [**]
 6)   Mainframe Software: AT&T provided Applications (Note 9)                      [**]             [**]           [**]        [**]

      APPLICATION / UTILITY SERVERS AT AT&T FACILITIES
 7)   Server Hardware Including Peripherals                                        [**]             [**]           [**]        [**]
 8)   Server Hardware Leases                                                       [**]             [**]           [**]        [**]
 9)   Server Hardware Maintenance Agreements                                       [**]             [**]           [**]        [**]
10)   Server Operating System Software                                             [**]             [**]           [**]        [**]
11)   Server Third Party Software (e.g., Utilities, Compilers, Database
         Managers, Development Tools, System Management Tools, etc.)               [**]             [**]           [**]        [**]
12)   Retained Servers                                                             [**]             [**]           [**]        [**]
13)   Server Software: AT&T provided Applications (Note 9)                         [**]             [**]           [**]        [**]

      OTHER COMPUTING HARDWARE - AT&T FACILITIES
14)   Other Computing Hardware Including Peripherals                               [**]             [**]           [**]        [**]
15)   Other Computing Hardware Leases                                              [**]             [**]           [**]        [**]
16)   Other Computing Hardware Maintenance Agreements                              [**]             [**]           [**]        [**]
17)   Other Computing Hardware Operating System Software                           [**]             [**]           [**]        [**]
18)   Other Computing Hardware Third Party Software (e.g., Utilities,
         Compilers, Database Managers, Development Tools, System
         Management Tools, etc.) (Note 1)                                          [**]             [**]           [**]        [**]
19)   Other Computing Software: AT&T provided Applications (Note 9)                [**]             [**]           [**]        [**]

      OTHER COMPUTING HARDWARE - AMDOCS FACILITIES OR THIRD PARTY LOCATIONS
20)   Other Computing Hardware Including Peripherals                               [**]             [**]           [**]        [**]
21)   Other Computing Hardware Leases                                              [**]             [**]           [**]        [**]
22)   Other Computing Hardware Maintenance Agreements                              [**]             [**]           [**]        [**]
23)   Other Computing Hardware Operating System Software                           [**]             [**]           [**]        [**]
24)   Other Computing Hardware Third Party Software (e.g., Utilities,
         Compilers, Database Managers, Development Tools, System Management
         Tools, etc.) (Note 1)                                                     [**]             [**]           [**]        [**]
25)   Other Computing Software: AT&T provided Applications (Note 9)                [**]             [**]           [**]        [**]

      FACILITIES MANAGEMENT - AT&T FACILITIES  (DATA CENTER) / AT&T SITES
26)   Space including all other services (i.e. office space for employees)         [**]             [**]           [**]        [**]
27)   Raised Floor Environmental Equipment                                         [**]             [**]           [**]        [**]
28)   Raised Floor Power                                                           [**]             [**]           [**]        [**]
29)   Raised Floor Cooling                                                         [**]             [**]           [**]        [**]
30)   Connection between NIC Card and LAN                                          [**]             [**]           [**]        [**]
31)   Network Cabling and Wiring - Within the AT&T Facilities and AT&T Sites       [**]             [**]           [**]        [**]
32)   Interconnecting Cabling and Wiring - Between AT&T Facilities and AT&T
         Sites                                                                     [**]             [**]           [**]        [**]

      FACILITIES MANAGEMENT - AT&T FACILITIES / AT&T SITES (OFFICES)
33)   Space Including all other services (i.e. office space for employees)         [**]             [**]           [**]        [**]
34)   Raised Floor Environmental Equipment                                         [**]             [**]           [**]        [**]
35)   Raised Floor Power                                                           [**]             [**]           [**]        [**]
36)   Raised Floor Cooling                                                         [**]             [**]           [**]        [**]
37)   Connection between NIC Card and LAN                                          [**]             [**]           [**]        [**]
38)   Network Cabling and Wiring - Within the Facility                             [**]             [**]           [**]        [**]
39)   Interconnecting Cabling and Wiring - Between Facilities                      [**]             [**]           [**]        [**]

      FACILITIES MANAGEMENT - AMDOCS FACILITIES OR THIRD PARTY FACILITIES
40)   Space Including all other services (i.e. office space for employees)         [**]             [**]           [**]        [**]
41)   Raised Floor Environmental Equipment                                         [**]             [**]           [**]        [**]
42)   Raised Floor Power                                                           [**]             [**]           [**]        [**]
43)   Raised Floor Cooling                                                         [**]             [**]           [**]        [**]
44)   Connection between NIC Card and LAN                                          [**]             [**]           [**]        [**]
45)   Network Cabling and Wiring - Within the Facility                             [**]             [**]           [**]        [**]
46)   Interconnecting Cabling and Wiring - Between Amdocs Facilities               [**]             [**]           [**]        [**]

      STORAGE HARDWARE AND MEDIA (AT&T SITES)
47)   Storage Hardware (e.g., Disk, Tape Drives, Tape Automation, Silos,
         Virtual Tape Environment, SAN Equipment, etc.)                            [**]             [**]           [**]        [**]
48)   Storage Hardware Leases                                                      [**]             [**]           [**]        [**]
49)   Storage Management Software                                                  [**]             [**]           [**]        [**]
50)   Tapes Including Off-Site Storage and Mailing / Shipping                      [**]             [**]           [**]        [**]

      DATA NETWORK
51)   Network Hardware in AT&T Sites/AT&T Facilities:  Routers, LAN hubs,
         LAN switches, DSU's, Firewalls, Multiplexers, DNS Servers, WINS
         Servers, DHCP Servers, PDC's, BDC's, Network Gateways, Voice/FAX
         over IP Gateways                                                          [**]             [**]           [**]        [**]
52)   Network Hardware Leases in AT&T Sites/AT&T Facilities                        [**]             [**]           [**]        [**]
53)   Network Equipment between AT&T Facilities                                    [**]             [**]           [**]        [**]

                                                                                   ACQUISITION /       SUPPORT / OPERATIONAL
                                                                                   CAPITAL COST               EXPENSE
                                                                              ----------------------   ---------------------
                                                                                     FINANCIAL              OPERATIONAL
                                                                                  RESPONSIBILITY           RESPONSIBILITY
                                                                              ----------------------   ---------------------
                                                                              TECHNOLOGY    CHARGING
      SERVICES                                                                  REFRESH    MECHANISM   PROCUREMENT   INSTALL
                                                                              ----------   ---------   -----------   -------
      MAINFRAME AT AT&T FACILITIES
 1)   Mainframe Hardware Including Peripherals                                   [**]         [**]         [**]        [**]
 2)   Mainframe Hardware Leases                                                  [**]         [**]         [**]        [**]
 3)   Mainframe Hardware Maintenance Agreements                                  [**]         [**]         [**]        [**]
 4)   Mainframe Operating System Software                                        [**]         [**]         [**]        [**]
 5)   Mainframe Third Party Software (e.g., Utilities, Compilers, Database
         Managers, Development Tools, System Management Tools, etc.)             [**]         [**]         [**]        [**]
 6)   Mainframe Software: AT&T provided Applications (Note 9)                    [**]         [**]         [**]        [**]
                                                                                                           [**]        [**]
      APPLICATION / UTILITY SERVERS AT AT&T FACILITIES                                                     [**]        [**]
 7)   Server Hardware Including Peripherals                                      [**]         [**]         [**]        [**]
 8)   Server Hardware Leases                                                     [**]         [**]         [**]        [**]
 9)   Server Hardware Maintenance Agreements                                     [**]         [**]         [**]        [**]
10)   Server Operating System Software                                           [**]         [**]         [**]        [**]
11)   Server Third Party Software (e.g., Utilities, Compilers, Database
         Managers, Development Tools, System Management Tools, etc.)             [**]         [**]         [**]        [**]
12)   Retained Servers                                                           [**]         [**]         [**]        [**]
13)   Server Software: AT&T provided Applications (Note 9)                       [**]         [**]         [**]        [**]
                                                                                 [**]         [**]         [**]        [**]
      OTHER COMPUTING HARDWARE - AT&T FACILITIES                                 [**]         [**]         [**]        [**]
14)   Other Computing Hardware Including Peripherals                             [**]         [**]         [**]        [**]
15)   Other Computing Hardware Leases                                            [**]         [**]         [**]        [**]
16)   Other Computing Hardware Maintenance Agreements                            [**]         [**]         [**]        [**]
17)   Other Computing Hardware Operating System Software                         [**]         [**]         [**]        [**]
18)   Other Computing Hardware Third Party Software (e.g., Utilities,
         Compilers, Database Managers, Development Tools, System
         Management Tools, etc.) (Note 1)                                        [**]         [**]         [**]        [**]
19)   Other Computing Software: AT&T provided Applications (Note 9)              [**]         [**]         [**]        [**]
                                                                                                           [**]        [**]
      OTHER COMPUTING HARDWARE - AMDOCS FACILITIES OR THIRD PARTY LOCATIONS                                [**]        [**]
20)   Other Computing Hardware Including Peripherals                             [**]         [**]         [**]        [**]
21)   Other Computing Hardware Leases                                            [**]         [**]         [**]        [**]
22)   Other Computing Hardware Maintenance Agreements                            [**]         [**]         [**]        [**]
23)   Other Computing Hardware Operating System Software                         [**]         [**]         [**]        [**]
24)   Other Computing Hardware Third Party Software (e.g., Utilities,
         Compilers, Database Managers, Development Tools, System Management
         Tools, etc.) (Note 1)                                                   [**]         [**]         [**]        [**]
25)   Other Computing Software: AT&T provided Applications (Note 9)              [**]         [**]         [**]        [**]

      FACILITIES MANAGEMENT - AT&T FACILITIES  (DATA CENTER) / AT&T SITES
26)   Space including all other services (i.e. office space for employees)       [**]         [**]         [**]        [**]
27)   Raised Floor Environmental Equipment                                       [**]         [**]         [**]        [**]
28)   Raised Floor Power                                                         [**]         [**]         [**]        [**]
29)   Raised Floor Cooling                                                       [**]         [**]         [**]        [**]
30)   Connection between NIC Card and LAN                                        [**]         [**]         [**]        [**]
31)   Network Cabling and Wiring - Within the AT&T Facilities and AT&T Sites     [**]         [**]         [**]        [**]
32)   Interconnecting Cabling and Wiring - Between AT&T Facilities and AT&T
         Sites                                                                   [**]         [**]         [**]        [**]
                                                                                 [**]         [**]         [**]        [**]

      FACILITIES MANAGEMENT - AT&T FACILITIES / AT&T SITES (OFFICES)
33)   Space Including all other services (i.e. office space for employees)       [**]         [**]         [**]        [**]
34)   Raised Floor Environmental Equipment                                       [**]         [**]         [**]        [**]
35)   Raised Floor Power                                                         [**]         [**]         [**]        [**]
36)   Raised Floor Cooling                                                       [**]         [**]         [**]        [**]
37)   Connection between NIC Card and LAN                                        [**]         [**]         [**]        [**]
38)   Network Cabling and Wiring - Within the Facility                           [**]         [**]         [**]        [**]
39)   Interconnecting Cabling and Wiring - Between Facilities                    [**]         [**]         [**]        [**]

      FACILITIES MANAGEMENT - AMDOCS FACILITIES OR THIRD PARTY FACILITIES
40)   Space Including all other services (i.e. office space for employees)       [**]         [**]         [**]        [**]
41)   Raised Floor Environmental Equipment                                       [**]         [**]         [**]        [**]
42)   Raised Floor Power                                                         [**]         [**]         [**]        [**]
43)   Raised Floor Cooling                                                       [**]         [**]         [**]        [**]
44)   Connection between NIC Card and LAN                                        [**]         [**]         [**]        [**]
45)   Network Cabling and Wiring - Within the Facility                           [**]         [**]         [**]        [**]
46)   Interconnecting Cabling and Wiring - Between Amdocs Facilities             [**]         [**]         [**]        [**]

      STORAGE HARDWARE AND MEDIA (AT&T SITES)
47)   Storage Hardware (e.g., Disk, Tape Drives, Tape Automation, Silos,
         Virtual Tape Environment, SAN Equipment, etc.)                          [**]         [**]         [**]        [**]
48)   Storage Hardware Leases                                                    [**]         [**]         [**]        [**]
49)   Storage Management Software                                                [**]         [**]         [**]        [**]
50)   Tapes Including Off-Site Storage and Mailing / Shipping                    [**]         [**]         [**]        [**]

      DATA NETWORK
51)   Network Hardware in AT&T Sites/AT&T Facilities:  Routers, LAN hubs,
         LAN switches, DSU's, Firewalls, Multiplexers, DNS Servers, WINS
         Servers, DHCP Servers, PDC's, BDC's, Network Gateways, Voice/FAX
         over IP Gateways                                                        [**]         [**]         [**]        [**]
52)   Network Hardware Leases in AT&T Sites/AT&T Facilities                      [**]         [**]         [**]        [**]
53)   Network Equipment between AT&T Facilities                                  [**]         [**]         [**]        [**]


                                                                                           SUPPORT / OPERATIONAL EXPENSE
                                                                              ------------------------------------------------------

                                                                                            OPERATIONAL RESPONSIBILITY
                                                                              ------------------------------------------------------
                                                                                                      MOVE, ADD,   DISASTER RECOVERY
      SERVICES                                                                SUPPORT   MAINTENANCE     CHANGE          (NOTE 2)
                                                                              -------   -----------   ----------   -----------------
      MAINFRAME AT AT&T FACILITIES
 1)   Mainframe Hardware Including Peripherals                                  [**]        [**]         [**]             [**]
 2)   Mainframe Hardware Leases                                                 [**]        [**]         [**]             [**]
 3)   Mainframe Hardware Maintenance Agreements                                 [**]        [**]         [**]             [**]
 4)   Mainframe Operating System Software                                       [**]        [**]         [**]             [**]
 5)   Mainframe Third Party Software (e.g., Utilities, Compilers, Database
         Managers, Development Tools, System Management Tools, etc.)            [**]        [**]         [**]             [**]
 6)   Mainframe Software: AT&T provided Applications (Note 9)                   [**]        [**]         [**]             [**]
                                                                                [**]        [**]         [**]             [**]
      APPLICATION / UTILITY SERVERS AT AT&T FACILITIES                          [**]        [**]         [**]             [**]
 7)   Server Hardware Including Peripherals                                     [**]        [**]         [**]             [**]
 8)   Server Hardware Leases                                                    [**]        [**]         [**]             [**]
 9)   Server Hardware Maintenance Agreements                                    [**]        [**]         [**]             [**]
10)   Server Operating System Software                                          [**]        [**]         [**]             [**]
11)   Server Third Party Software (e.g., Utilities, Compilers, Database
         Managers, Development Tools, System Management Tools, etc.)            [**]        [**]         [**]             [**]
12)   Retained Servers                                                          [**]        [**]         [**]             [**]
13)   Server Software: AT&T provided Applications (Note 9)                      [**]        [**]         [**]             [**]
                                                                                [**]        [**]         [**]             [**]
      OTHER COMPUTING HARDWARE - AT&T FACILITIES                                [**]        [**]         [**]             [**]
14)   Other Computing Hardware Including Peripherals                            [**]        [**]         [**]             [**]
15)   Other Computing Hardware Leases                                           [**]        [**]         [**]             [**]
16)   Other Computing Hardware Maintenance Agreements                           [**]        [**]         [**]             [**]
17)   Other Computing Hardware Operating System Software                        [**]        [**]         [**]             [**]
18)   Other Computing Hardware Third Party Software (e.g., Utilities,
         Compilers, Database Managers, Development Tools, System
         Management Tools, etc.) (Note 1)                                       [**]        [**]         [**]             [**]
19)   Other Computing Software: AT&T provided Applications (Note 9)             [**]        [**]         [**]             [**]
                                                                                [**]        [**]         [**]             [**]
      OTHER COMPUTING HARDWARE - AMDOCS FACILITIES OR THIRD PARTY LOCATIONS     [**]        [**]         [**]             [**]
20)   Other Computing Hardware Including Peripherals                            [**]        [**]         [**]             [**]
21)   Other Computing Hardware Leases                                           [**]        [**]         [**]             [**]
22)   Other Computing Hardware Maintenance Agreements                           [**]        [**]         [**]             [**]
23)   Other Computing Hardware Operating System Software                        [**]        [**]         [**]             [**]
24)   Other Computing Hardware Third Party Software (e.g., Utilities,
         Compilers, Database Managers, Development Tools, System Management
         Tools, etc.) (Note 1)                                                  [**]        [**]         [**]             [**]
25)   Other Computing Software: AT&T provided Applications (Note 9)             [**]        [**]         [**]             [**]

      FACILITIES MANAGEMENT - AT&T FACILITIES  (DATA CENTER) / AT&T SITES
26)   Space including all other services (i.e. office space for employees)      [**]        [**]         [**]             [**]
27)   Raised Floor Environmental Equipment                                      [**]        [**]         [**]             [**]
28)   Raised Floor Power                                                        [**]        [**]         [**]             [**]
29)   Raised Floor Cooling                                                      [**]        [**]         [**]             [**]
30)   Connection between NIC Card and LAN                                       [**]        [**]         [**]             [**]
31)   Network Cabling and Wiring - Within the AT&T Facilities and AT&T Sites    [**]        [**]         [**]             [**]
32)   Interconnecting Cabling and Wiring - Between AT&T Facilities and AT&T
         Sites                                                                  [**]        [**]         [**]             [**]
                                                                                [**]        [**]         [**]             [**]
      FACILITIES MANAGEMENT - AT&T FACILITIES / AT&T SITES (OFFICES)
33)   Space Including all other services (i.e. office space for employees)      [**]        [**]         [**]             [**]
34)   Raised Floor Environmental Equipment                                      [**]        [**]         [**]             [**]
35)   Raised Floor Power                                                        [**]        [**]         [**]             [**]
36)   Raised Floor Cooling                                                      [**]        [**]         [**]             [**]
37)   Connection between NIC Card and LAN                                       [**]        [**]         [**]             [**]
38)   Network Cabling and Wiring - Within the Facility                          [**]        [**]         [**]             [**]
39)   Interconnecting Cabling and Wiring - Between Facilities                   [**]        [**]         [**]             [**]

      FACILITIES MANAGEMENT - AMDOCS FACILITIES OR THIRD PARTY FACILITIES
40)   Space Including all other services (i.e. office space for employees)      [**]        [**]         [**]             [**]
41)   Raised Floor Environmental Equipment                                      [**]        [**]         [**]             [**]
42)   Raised Floor Power                                                        [**]        [**]         [**]             [**]
43)   Raised Floor Cooling                                                      [**]        [**]         [**]             [**]
44)   Connection between NIC Card and LAN                                       [**]        [**]         [**]             [**]
45)   Network Cabling and Wiring - Within the Facility                          [**]        [**]         [**]             [**]
46)   Interconnecting Cabling and Wiring - Between Amdocs Facilities            [**]        [**]         [**]             [**]

      STORAGE HARDWARE AND MEDIA (AT&T SITES)
47)   Storage Hardware (e.g., Disk, Tape Drives, Tape Automation, Silos,
         Virtual Tape Environment, SAN Equipment, etc.)                         [**]        [**]         [**]             [**]
48)   Storage Hardware Leases                                                   [**]        [**]         [**]             [**]
49)   Storage Management Software                                               [**]        [**]         [**]             [**]
50)   Tapes Including Off-Site Storage and Mailing / Shipping                   [**]        [**]         [**]             [**]

      DATA NETWORK
51)   Network Hardware in AT&T Sites/AT&T Facilities:  Routers, LAN hubs,
         LAN switches, DSU's, Firewalls, Multiplexers, DNS Servers, WINS
         Servers, DHCP Servers, PDC's, BDC's, Network Gateways, Voice/FAX
         over IP Gateways                                                       [**]        [**]         [**]             [**]
52)   Network Hardware Leases in AT&T Sites/AT&T Facilities                     [**]        [**]         [**]             [**]
53)   Network Equipment between AT&T Facilities                                 [**]        [**]         [**]             [**]

                                                                              SUPPORT / OPERATIONAL
                                                                                     EXPENSE
                                                                              ---------------------
                                                                                   FINANCIAL
                                                                                 RESPONSIBILITY
                                                                               -------------------
                                                                                AMDOCS    CHARGING
      SERVICES                                                                 OR AT&T   MECHANISM
                                                                               -------   ---------
      MAINFRAME AT AT&T FACILITIES
 1)   Mainframe Hardware Including Peripherals                                   [**]       [**]
 2)   Mainframe Hardware Leases                                                  [**]       [**]
 3)   Mainframe Hardware Maintenance Agreements                                  [**]       [**]
 4)   Mainframe Operating System Software                                        [**]       [**]
 5)   Mainframe Third Party Software (e.g., Utilities, Compilers, Database
         Managers, Development Tools, System Management Tools, etc.)             [**]       [**]
 6)   Mainframe Software: AT&T provided Applications (Note 9)                    [**]       [**]
                                                                                 [**]       [**]
      APPLICATION / UTILITY SERVERS AT AT&T FACILITIES                           [**]       [**]
 7)   Server Hardware Including Peripherals                                      [**]       [**]
 8)   Server Hardware Leases                                                     [**]       [**]
 9)   Server Hardware Maintenance Agreements                                     [**]       [**]
10)   Server Operating System Software                                           [**]       [**]
11)   Server Third Party Software (e.g., Utilities, Compilers, Database
         Managers, Development Tools, System Management Tools, etc.)             [**]       [**]
12)   Retained Servers                                                           [**]       [**]
13)   Server Software: AT&T provided Applications (Note 9)                       [**]       [**]
                                                                                 [**]       [**]
      OTHER COMPUTING HARDWARE - AT&T FACILITIES                                 [**]       [**]
14)   Other Computing Hardware Including Peripherals                             [**]       [**]
15)   Other Computing Hardware Leases                                            [**]       [**]
16)   Other Computing Hardware Maintenance Agreements                            [**]       [**]
17)   Other Computing Hardware Operating System Software                         [**]       [**]
18)   Other Computing Hardware Third Party Software (e.g., Utilities,
         Compilers, Database Managers, Development Tools, System
         Management Tools, etc.) (Note 1)                                        [**]       [**]
19)   Other Computing Software: AT&T provided Applications (Note 9)              [**]       [**]
                                                                                 [**]       [**]
      OTHER COMPUTING HARDWARE - AMDOCS FACILITIES OR THIRD PARTY LOCATIONS      [**]       [**]
20)   Other Computing Hardware Including Peripherals                             [**]       [**]
21)   Other Computing Hardware Leases                                            [**]       [**]
22)   Other Computing Hardware Maintenance Agreements                            [**]       [**]
23)   Other Computing Hardware Operating System Software                         [**]       [**]
24)   Other Computing Hardware Third Party Software (e.g., Utilities,
         Compilers, Database Managers, Development Tools, System Management
         Tools, etc.) (Note 1)                                                   [**]       [**]
25)   Other Computing Software: AT&T provided Applications (Note 9)              [**]       [**]

      FACILITIES MANAGEMENT - AT&T FACILITIES  (DATA CENTER) / AT&T SITES
26)   Space including all other services (i.e. office space for employees)       [**]       [**]
27)   Raised Floor Environmental Equipment                                       [**]       [**]
28)   Raised Floor Power                                                         [**]       [**]
29)   Raised Floor Cooling                                                       [**]       [**]
30)   Connection between NIC Card and LAN                                        [**]       [**]
31)   Network Cabling and Wiring - Within the AT&T Facilities and AT&T Sites     [**]       [**]
32)   Interconnecting Cabling and Wiring - Between AT&T Facilities and AT&T
         Sites                                                                   [**]       [**]
                                                                                 [**]       [**]
      FACILITIES MANAGEMENT - AT&T FACILITIES / AT&T SITES (OFFICES)
33)   Space Including all other services (i.e. office space for employees)       [**]       [**]
34)   Raised Floor Environmental Equipment                                       [**]       [**]
35)   Raised Floor Power                                                         [**]       [**]
36)   Raised Floor Cooling                                                       [**]       [**]
37)   Connection between NIC Card and LAN                                        [**]       [**]
38)   Network Cabling and Wiring - Within the Facility                           [**]       [**]
39)   Interconnecting Cabling and Wiring - Between Facilities                    [**]       [**]

      FACILITIES MANAGEMENT - AMDOCS FACILITIES OR THIRD PARTY FACILITIES
40)   Space Including all other services (i.e. office space for employees)       [**]       [**]
41)   Raised Floor Environmental Equipment                                       [**]       [**]
42)   Raised Floor Power                                                         [**]       [**]
43)   Raised Floor Cooling                                                       [**]       [**]
44)   Connection between NIC Card and LAN                                        [**]       [**]
45)   Network Cabling and Wiring - Within the Facility                           [**]       [**]
46)   Interconnecting Cabling and Wiring - Between Amdocs Facilities             [**]       [**]

      STORAGE HARDWARE AND MEDIA (AT&T SITES)
47)   Storage Hardware (e.g., Disk, Tape Drives, Tape Automation, Silos,
         Virtual Tape Environment, SAN Equipment, etc.)                          [**]       [**]
48)   Storage Hardware Leases                                                    [**]       [**]
49)   Storage Management Software                                                [**]       [**]
50)   Tapes Including Off-Site Storage and Mailing / Shipping                    [**]       [**]

      DATA NETWORK
51)   Network Hardware in AT&T Sites/AT&T Facilities:  Routers, LAN hubs,
         LAN switches, DSU's, Firewalls, Multiplexers, DNS Servers, WINS
         Servers, DHCP Servers, PDC's, BDC's, Network Gateways, Voice/FAX
         over IP Gateways                                                        [**]       [**]
52)   Network Hardware Leases in AT&T Sites/AT&T Facilities                      [**]       [**]
53)   Network Equipment between AT&T Facilities                                  [**]       [**]


                      RESTRICTED - PROPRIETARY INFORMATION
  This information is for use by authorized employees of AT&[Time], Amdocs, and their affiliated companies only and is not for distribution inside or outside of those companies except by written agreement.

SCHEDULE D.1 - FINANCIAL AND OPERATIONAL RESPONSIBILITY MATRIX

                                                        Agreement Number: xxxxxx
                                                                      Schedule D
                                                                Responsibilities

54)   Data Network Connections between (i) AT&T Facilities and (ii) Amdocs
         Facilities (i.e. T1s, DS3, 56K)                                           [**]             [**]           [**]        [**]
55)   Network Software Associated with Network Hardware at AT&T Sites/AT&T
         Facilities                                                                [**]             [**]           [**]        [**]
56)   Network Hardware and Software at Amdocs Service Facilities that IS
         NOT associated with connections                                           [**]             [**]           [**]        [**]
57)   Network Hardware and Software at Amdocs Service Facilities that IS
         associated with connections                                               [**]             [**]           [**]        [**]
                                                                                   [**]             [**]           [**]        [**]
      VOICE NETWORK                                                                [**]             [**]           [**]        [**]
58)   AMDOCS Services Facilities                                                   [**]             [**]           [**]        [**]
59)   AT&T Sites/AT&T Facilities (Note 5)                                          [**]             [**]           [**]        [**]
                                                                                   [**]             [**]           [**]        [**]
      VIDEO NETWORK                                                                [**]             [**]           [**]        [**]
60)   Video Hardware and Software between AT&T Locations                           [**]             [**]           [**]        [**]
61)   Video Services between AT&T Locations                                        [**]             [**]           [**]        [**]

      DESKTOP / LAPTOP / WORKSTATIONS AND RELATED INFRASTRUCTURE FOR
         TRANSITIONED EMPLOYEES, AMDOCS PERSONNEL OR THIRD PARTY
         CONTRACTORS IN AT&T SITES/ AT&T FACILITIES (FOR UP TO THE
         TRANSITIONED PERSONNEL AMOUNT WHERE APPLICABLE UNDER THE
         AGREEMENT)
62)   Network Printers at AT&T Sites/AT&T Facilities for Transitioned
         Employees, AMDOCS Personnel or Third Party Contractors                    [**]             [**]           [**]        [**]
63)   Desktop / Laptop / Workstations for AMDOCS Personnel performing
         Services at AT&T Facilities (note 7)                                      [**]             [**]           [**]        [**]
64)   Desktop Third Party Software (e.g., Microsoft Operating System
         Software, Microsoft Office, IDM Panagon)                                  [**]             [**]           [**]        [**]
65)   Miscellaneous Consumable Supplies (e.g., Paper, Print Toner, etc.)           [**]             [**]           [**]        [**]
66)   Pagers and Fax Machines (Note 8)                                             [**]             [**]           [**]        [**]

      DESKTOP / LAPTOP / WORKSTATIONS AND RELATED INFRASTRUCTURE FOR
         TRANSITIONED EMPLOYEES, AMDOCS PERSONNEL OR THIRD PARTY
         CONTRACTORS IN NON-AT&T SITES/ NON-AT&T FACILITIES
67)   Network Printers at non-AT&T Sites/non-AT&T Facilities for
         Transitioned Employees, AMDOCS Personnel or Third Party
         Contractors                                                               [**]             [**]           [**]        [**]
68)   Desktop / Laptop / Workstations for Transitioned O&WS Employees,
         AMDOCS Personnel or Third Party Contractors working on a O&WS
         application at non-AT&T Sites/non-AT&T Facilities                         [**]             [**]           [**]        [**]
69)   Desktop Third Party Software (e.g., Microsoft Operating System
         Software, Microsoft Office, IDM Panagon)                                  [**]             [**]           [**]        [**]
70)   Miscellaneous Consumable Supplies (e.g., Paper, Print Toner, etc.)           [**]             [**]           [**]        [**]
71)   Pagers and Fax Machines                                                      [**]             [**]           [**]        [**]
      THIRD PARTY CONTRACTS / SERVICES
      Intenionally blank.

                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]

54)   Data Network Connections between (i) AT&T Facilities and (ii) Amdocs
         Facilities (i.e. T1s, DS3, 56K)                                         [**]         [**]         [**]        [**]
55)   Network Software Associated with Network Hardware at AT&T Sites/AT&T
         Facilities                                                              [**]         [**]         [**]        [**]
56)   Network Hardware and Software at Amdocs Service Facilities that IS
         NOT associated with connections                                         [**]         [**]         [**]        [**]
57)   Network Hardware and Software at Amdocs Service Facilities that IS
         associated with connections                                             [**]         [**]         [**]        [**]
                                                                                 [**]         [**]         [**]        [**]
      VOICE NETWORK                                                              [**]         [**]         [**]        [**]
58)   AMDOCS Services Facilities                                                 [**]         [**]         [**]        [**]
59)   AT&T Sites/AT&T Facilities (Note 5)                                        [**]         [**]         [**]        [**]
                                                                                 [**]         [**]         [**]        [**]
      VIDEO NETWORK                                                              [**]         [**]         [**]        [**]
60)   Video Hardware and Software between AT&T Locations                         [**]         [**]         [**]        [**]
61)   Video Services between AT&T Locations                                      [**]         [**]         [**]        [**]

      DESKTOP / LAPTOP / WORKSTATIONS AND RELATED INFRASTRUCTURE FOR
         TRANSITIONED EMPLOYEES, AMDOCS PERSONNEL OR THIRD PARTY
         CONTRACTORS IN AT&T SITES/ AT&T FACILITIES (FOR UP TO THE
         TRANSITIONED PERSONNEL AMOUNT WHERE APPLICABLE UNDER THE
         AGREEMENT)
62)   Network Printers at AT&T Sites/AT&T Facilities for Transitioned
         Employees, AMDOCS Personnel or Third Party Contractors                  [**]         [**]         [**]        [**]
63)   Desktop / Laptop / Workstations for AMDOCS Personnel performing
         Services at AT&T Facilities (note 7)                                    [**]         [**]         [**]        [**]
64)   Desktop Third Party Software (e.g., Microsoft Operating System
         Software, Microsoft Office, IDM Panagon)                                [**]         [**]         [**]        [**]
65)   Miscellaneous Consumable Supplies (e.g., Paper, Print Toner, etc.)         [**]         [**]         [**]        [**]
66)   Pagers and Fax Machines (Note 8)                                           [**]         [**]         [**]        [**]

      DESKTOP / LAPTOP / WORKSTATIONS AND RELATED INFRASTRUCTURE FOR
         TRANSITIONED EMPLOYEES, AMDOCS PERSONNEL OR THIRD PARTY
         CONTRACTORS IN NON-AT&T SITES/ NON-AT&T FACILITIES
67)   Network Printers at non-AT&T Sites/non-AT&T Facilities for
         Transitioned Employees, AMDOCS Personnel or Third Party
         Contractors                                                             [**]         [**]         [**]        [**]
68)   Desktop / Laptop / Workstations for Transitioned O&WS Employees,
         AMDOCS Personnel or Third Party Contractors working on a O&WS
         application at non-AT&T Sites/non-AT&T Facilities                       [**]         [**]         [**]        [**]
69)   Desktop Third Party Software (e.g., Microsoft Operating System
         Software, Microsoft Office, IDM Panagon)                                [**]         [**]         [**]        [**]
70)   Miscellaneous Consumable Supplies (e.g., Paper, Print Toner, etc.)         [**]         [**]         [**]        [**]
71)   Pagers and Fax Machines                                                    [**]         [**]         [**]        [**]
      THIRD PARTY CONTRACTS / SERVICES
      Intenionally blank.

                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]

54)   Data Network Connections between (i) AT&T Facilities and (ii) Amdocs
         Facilities (i.e. T1s, DS3, 56K)                                        [**]        [**]         [**]             [**]
55)   Network Software Associated with Network Hardware at AT&T Sites/AT&T
         Facilities                                                             [**]        [**]         [**]             [**]
56)   Network Hardware and Software at Amdocs Service Facilities that IS
         NOT associated with connections                                        [**]        [**]         [**]             [**]
57)   Network Hardware and Software at Amdocs Service Facilities that IS
         associated with connections                                            [**]        [**]         [**]             [**]
                                                                                [**]        [**]         [**]             [**]
      VOICE NETWORK                                                             [**]        [**]         [**]             [**]
58)   AMDOCS Services Facilities                                                [**]        [**]         [**]             [**]
59)   AT&T Sites/AT&T Facilities (Note 5)                                       [**]        [**]         [**]             [**]
                                                                                [**]        [**]         [**]             [**]
      VIDEO NETWORK                                                             [**]        [**]         [**]             [**]
60)   Video Hardware and Software between AT&T Locations                        [**]        [**]         [**]             [**]
61)   Video Services between AT&T Locations                                     [**]        [**]         [**]             [**]

      DESKTOP / LAPTOP / WORKSTATIONS AND RELATED INFRASTRUCTURE FOR
         TRANSITIONED EMPLOYEES, AMDOCS PERSONNEL OR THIRD PARTY
         CONTRACTORS IN AT&T SITES/ AT&T FACILITIES (FOR UP TO THE
         TRANSITIONED PERSONNEL AMOUNT WHERE APPLICABLE UNDER THE
         AGREEMENT)
62)   Network Printers at AT&T Sites/AT&T Facilities for Transitioned
         Employees, AMDOCS Personnel or Third Party Contractors                 [**]        [**]         [**]             [**]
63)   Desktop / Laptop / Workstations for AMDOCS Personnel performing
         Services at AT&T Facilities (note 7)                                   [**]        [**]         [**]             [**]
64)   Desktop Third Party Software (e.g., Microsoft Operating System
         Software, Microsoft Office, IDM Panagon)                               [**]        [**]         [**]             [**]
65)   Miscellaneous Consumable Supplies (e.g., Paper, Print Toner, etc.)        [**]        [**]         [**]             [**]
66)   Pagers and Fax Machines (Note 8)                                          [**]        [**]         [**]             [**]

      DESKTOP / LAPTOP / WORKSTATIONS AND RELATED INFRASTRUCTURE FOR
         TRANSITIONED EMPLOYEES, AMDOCS PERSONNEL OR THIRD PARTY
         CONTRACTORS IN NON-AT&T SITES/ NON-AT&T FACILITIES
67)   Network Printers at non-AT&T Sites/non-AT&T Facilities for
         Transitioned Employees, AMDOCS Personnel or Third Party
         Contractors                                                            [**]        [**]         [**]             [**]
68)   Desktop / Laptop / Workstations for Transitioned O&WS Employees,
         AMDOCS Personnel or Third Party Contractors working on a O&WS
         application at non-AT&T Sites/non-AT&T Facilities                      [**]        [**]         [**]             [**]
69)   Desktop Third Party Software (e.g., Microsoft Operating System
         Software, Microsoft Office, IDM Panagon)                               [**]        [**]         [**]             [**]
70)   Miscellaneous Consumable Supplies (e.g., Paper, Print Toner, etc.)        [**]        [**]         [**]             [**]
71)   Pagers and Fax Machines                                                   [**]        [**]         [**]             [**]
      THIRD PARTY CONTRACTS / SERVICES
      Intenionally blank.

                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]

54)   Data Network Connections between (i) AT&T Facilities and (ii) Amdocs
         Facilities (i.e. T1s, DS3, 56K)                                         [**]       [**]
55)   Network Software Associated with Network Hardware at AT&T Sites/AT&T
         Facilities                                                              [**]       [**]
56)   Network Hardware and Software at Amdocs Service Facilities that IS
         NOT associated with connections                                         [**]       [**]
57)   Network Hardware and Software at Amdocs Service Facilities that IS
         associated with connections                                             [**]       [**]
                                                                                 [**]       [**]
      VOICE NETWORK                                                              [**]       [**]
58)   AMDOCS Services Facilities                                                 [**]       [**]
59)   AT&T Sites/AT&T Facilities (Note 5)                                        [**]       [**]
                                                                                 [**]       [**]
      VIDEO NETWORK                                                              [**]       [**]
60)   Video Hardware and Software between AT&T Locations                         [**]       [**]
61)   Video Services between AT&T Locations                                      [**]       [**]

      DESKTOP / LAPTOP / WORKSTATIONS AND RELATED INFRASTRUCTURE FOR
         TRANSITIONED EMPLOYEES, AMDOCS PERSONNEL OR THIRD PARTY
         CONTRACTORS IN AT&T SITES/ AT&T FACILITIES (FOR UP TO THE
         TRANSITIONED PERSONNEL AMOUNT WHERE APPLICABLE UNDER THE
         AGREEMENT)
62)   Network Printers at AT&T Sites/AT&T Facilities for Transitioned
         Employees, AMDOCS Personnel or Third Party Contractors                  [**]       [**]
63)   Desktop / Laptop / Workstations for AMDOCS Personnel performing
         Services at AT&T Facilities (note 7)                                    [**]       [**]
64)   Desktop Third Party Software (e.g., Microsoft Operating System
         Software, Microsoft Office, IDM Panagon)                                [**]       [**]
65)   Miscellaneous Consumable Supplies (e.g., Paper, Print Toner, etc.)         [**]       [**]
66)   Pagers and Fax Machines (Note 8)                                           [**]       [**]

      DESKTOP / LAPTOP / WORKSTATIONS AND RELATED INFRASTRUCTURE FOR
         TRANSITIONED EMPLOYEES, AMDOCS PERSONNEL OR THIRD PARTY
         CONTRACTORS IN NON-AT&T SITES/ NON-AT&T FACILITIES
67)   Network Printers at non-AT&T Sites/non-AT&T Facilities for
         Transitioned Employees, AMDOCS Personnel or Third Party
         Contractors                                                             [**]       [**]
68)   Desktop / Laptop / Workstations for Transitioned O&WS Employees,
         AMDOCS Personnel or Third Party Contractors working on a O&WS
         application at non-AT&T Sites/non-AT&T Facilities                       [**]       [**]
69)   Desktop Third Party Software (e.g., Microsoft Operating System
         Software, Microsoft Office, IDM Panagon)                                [**]       [**]
70)   Miscellaneous Consumable Supplies (e.g., Paper, Print Toner, etc.)         [**]       [**]
71)   Pagers and Fax Machines                                                    [**]       [**]
      THIRD PARTY CONTRACTS / SERVICES
      Intenionally blank.

                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]
                                       [**]


                      RESTRICTED - PROPRIETARY INFORMATION
  This information is for use by authorized employees of AT&[Time], Amdocs, and their affiliated companies only and is not for distribution inside or outside of those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                       Schedule D.3 - AT&T Rules

                                  SCHEDULE D.3
                                   AT&T RULES

This is Schedule D.3 of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for ADM services.

Amdocs shall comply with AT&T Rules in accordance with SECTION 6.3 of the Agreement, including the policies, rules and regulations specified in this SCHEDULE D.3 and/or available at http://security.att.com/ and http://www.security.att.com/HTML/ASPR.html, as such AT&T Rules may be modified by AT&T from time to time and communicated to Amdocs in accordance with SECTION 6.3.

1.   WORK POLICIES AND RULES

     a. During the performance of Services, representatives of Amdocs, including the Amdocs Personnel ("Amdocs Representatives") shall adhere to AT&T Rules and policies, including but not limited to those specified in the AT&T Code of Business Conduct, as amended from time to time, all in accordance with SECTION 6.3 of the Agreement.

     b. Without limiting the Amdocs obligation in clause (a), Amdocs shall ensure that the personal conduct and comments in the workplace of Amdocs Representatives support a professional environment which is free of inappropriate behavior, language, joke or actions which could be perceived as sexual harassment or as biased, demeaning, offensive, derogatory to others based upon race, color, religion, national origin, sex, age, sexual orientation, marital status, veteran's status or disability. Amdocs further agrees that Amdocs Representatives will refrain from words or conduct that is threatening and/or disrespectful of others.

     c. Without limiting Amdocs' obligation in clauses (a) or (b), if AT&T provides Amdocs Representatives access to its computer systems, Amdocs agrees (i) to use such systems in a professional manner, (ii) to use such systems only for business purposes and solely for the purposes of performing under the Agreement, (iii) to use such systems in compliance with AT&T's applicable standards and guidelines for computer systems use, as outlined in AT&T's Security Policies and Procedures, and (iv) to use password devices, if applicable and if requested by AT&T. Without limiting the foregoing, any access provided by AT&T, or by virtue of the presence of Amdocs Representatives at AT&T locations, including but not limited to access to intranet and internet services, shall not be used for personal purposes or for any purpose which is not directly related to the Services. Amdocs agrees that Amdocs Representatives must have a valid AT&T business reason to access the intranet and/ or the internet from within AT&T's private corporate network.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                       Schedule D.3 - AT&T Rules

2.   ACCESS

     a. When appropriate, Amdocs shall have reasonable access to AT&T's premises during normal business hours, and at such other times as may be agreed upon by the Parties to enable Amdocs to perform its obligations under the Agreement. Amdocs shall coordinate such access with AT&T's designated representative prior to visiting such premises. Amdocs will ensure that only Amdocs Representatives will be allowed to enter AT&T's premises. If AT&T requests Amdocs to discontinue furnishing any person provided by Amdocs from performing Services on AT&T's premises, in accordance with the terms and conditions of the Agreement, Amdocs shall immediately comply with such request. Such person shall leave AT&T's premises immediately and Amdocs shall not furnish such person again to perform services on AT&T's premises without AT&T's written consent.

     b. AT&T may require Amdocs or its Amdocs Representatives to exhibit identification credentials, which AT&T may issue to gain access to AT&T's premises for the performance of Services. If, for any reason, any Amdocs Representative is no longer performing such Services, Amdocs shall immediately inform AT&T and promptly deliver to AT&T such person's identification credentials, if issued by AT&T. Amdocs agrees to comply with AT&T's corporate policy requiring Amdocs Representatives to exhibit their company photo identification in addition to the AT&T issued photo identification when on AT&T's premises.

     c. Amdocs shall ensure that Amdocs Representatives, while on or off AT&T's premises, will perform Services which (i) conform to the Specifications, (ii) protect AT&T Data, buildings and structures,
          (iii) does not interfere with AT&T's business operations, and (iv) perform such Services with care and due regard for the safety, convenience and protection of AT&T, its employees, and property and in full conformance with the policies specified in the AT&T Code of Business Conduct, which prohibits the possession of a weapon or an implement which can be used as a weapon (a copy of the AT&T Code of Business Conduct is available upon request).

     d. Amdocs shall ensure that all persons furnished by Amdocs work harmoniously with all others when on AT&T's premises.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

                                                Agreement Number: 20070413.019.C
                                               Schedule E - Third Party Software

                                   SCHEDULE E
                              THIRD PARTY SOFTWARE

This is Schedule E of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

SOFTWARE SUPPLIER NAME                    VERSION
   (CONTRACT NUMBER)     SOFTWARE TITLE    NUMBER   TECHNOLOGY CLASS
----------------------   --------------   -------   ----------------
[**]                     [**]                       [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                               Schedule E - Third Party Software

SOFTWARE SUPPLIER NAME                    VERSION
   (CONTRACT NUMBER)     SOFTWARE TITLE    NUMBER   TECHNOLOGY CLASS
----------------------   --------------   -------   ----------------
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                               Schedule E - Third Party Software

SOFTWARE SUPPLIER NAME                    VERSION
   (CONTRACT NUMBER)     SOFTWARE TITLE    NUMBER   TECHNOLOGY CLASS
----------------------   --------------   -------   ----------------
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                               Schedule E - Third Party Software

SOFTWARE SUPPLIER NAME                    VERSION
   (CONTRACT NUMBER)     SOFTWARE TITLE    NUMBER   TECHNOLOGY CLASS
----------------------   --------------   -------   ----------------
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                               Schedule E - Third Party Software

SOFTWARE SUPPLIER NAME                    VERSION
   (CONTRACT NUMBER)     SOFTWARE TITLE    NUMBER   TECHNOLOGY CLASS
----------------------   --------------   -------   ----------------
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                               Schedule E - Third Party Software

SOFTWARE SUPPLIER NAME                    VERSION
   (CONTRACT NUMBER)     SOFTWARE TITLE    NUMBER   TECHNOLOGY CLASS
----------------------   --------------   -------   ----------------
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                               Schedule E - Third Party Software

SOFTWARE SUPPLIER NAME                    VERSION
   (CONTRACT NUMBER)     SOFTWARE TITLE    NUMBER   TECHNOLOGY CLASS
----------------------   --------------   -------   ----------------
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]             [**]      [**]
[**]                     [**]
[**]                     [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule F - Service Levels

                                   SCHEDULE F

                                 SERVICE LEVELS

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule F - Service Levels

                                TABLE OF CONTENTS

1.0  GENERAL...............................................................    1

2.0  DEFINITIONS...........................................................    1

3.0  ATTACHMENTS...........................................................    1

4.0  REPORTING.............................................................    1

5.0  SERVICE LEVEL [**]....................................................    3

6.0  [**]..................................................................    5

7.0  [**]..................................................................    6

8.0  NOTICE OF ADDITIONS, DELETIONS AND MODIFICATIONS......................    7

9.0  ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS.....   10

10.0 ADDITIONS AND DELETIONS OF KEY MEASUREMENTS...........................   12

11.0 CRITICAL DELIVERABLES.................................................   14

12.0 COMMENCEMENT OF OBLIGATIONS...........................................   14

13.0 COOPERATION...........................................................   14

14.0 CONTINUOUS IMPROVEMENT................................................   14

15.0 TIMES.................................................................   16

16.0 EXCEPTIONS............................................................   16

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule F - Service Levels

                                 SERVICE LEVELS

This is Schedule F of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for ADM services.

1.0  GENERAL

This Schedule sets forth certain quantitative Critical Service Levels (also referred to herein as "CSLS"), Key Measurements (also referred to herein as "KMS") and Critical Deliverables against which Amdocs' performance shall be measured. As of the Commencement Date, Amdocs will perform the Services at or above the performance levels described in this Schedule.

2.0  DEFINITIONS

Terms used herein with initial capital letters shall have the respective meanings set forth in the Agreement or its Schedules (including ATTACHMENT E to this SCHEDULE F).

3.0  ATTACHMENTS

The following Attachments are hereby incorporated by reference:

ATTACHMENT A:   Service Level Matrix for Critical Service Levels and Key
                Measurements

ATTACHMENT B:   Service Level Definitions

ATTACHMENT C:   Critical Deliverables

ATTACHMENT D:   (Reserved)

ATTACHMENT E:   SLA Terms and Glossary

4.0  REPORTING

Unless otherwise specified in this Schedule, each Critical Service Level and Key Measurement shall be measured and reported on a monthly basis beginning on the Commencement Date; provided, however, to the extent that [**]. By the [**], Amdocs shall provide to AT&T, [**]. At AT&T's request, Amdocs shall [**].

Amdocs shall provide [**], and Amdocs shall provide [**] during the Term. In [**], AT&T shall on a [**] by Amdocs as such [**].

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule F - Service Levels

Amdocs will [**] for which Amdocs [**] meet the Service Levels by:

1.   Promptly [**];

2.   Promptly [**];

3.   Using [**] as soon as practicable;

4.   Advising AT&T [**];

5.   Providing [**]; and

6.   Making [**].

5.0  SERVICE LEVEL [**]

In the event of a Service Level Failure in respect of Critical Service Levels, Amdocs shall [**]:

1. [**] the information [**] in the event of a Service Level Failure of a Critical Service Level ("SERVICE LEVEL [**]). For each such Service Level Failure, [**]:

          [**]

          For example only, assume that Supplier fails to meet the Minimum Service Level with respect to a Critical Service Level [**] and consequently a minimum Service Level failure results. Also, assume that:

          [**]

          then the Service Level [**] for such Service Level Failure would be [**]

               [**]

2. If more than one Service Level Failure occurs in a single Measurement Period, the [**] Expected Service Level Failure. [**] Expected Service Level [**].

3. If a Minimum Service Level Failure [**] the applicable Service Level [**]. For clarity, the applicable Service Level [**].

4. [**], Amdocs shall notify AT&T in writing of any Service Level Failures [**] such Service Level Failures, which notice shall be [**]; provided that Service Level [**], but not later than [**]. The monthly reports shall also describe [**] the month.

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule F - Service Levels

5. [**] Amdocs will be [**] shall be [**]; provided that such [**], but not later than [**]. For example, the amount [**] with respect to Service Level Failures [**] shall be set forth [**].

6.0  [**]

Amdocs shall have the right to [**]:

1. Within fifteen (15) days after the end of each Contract Year, Amdocs shall deliver a report to AT&T that will include, with respect to each Critical Service Level for which there was a Service Level Failure during the preceding Contract Year, the following:

     1.1. Statistics on Amdocs' monthly performance for each Measurement Period during the preceding Contract Year.

     1.2. The Yearly Performance Average.

     1.3. The total [**] Critical Service Level.

2. If, during the preceding Contract Year, Amdocs achieved a Yearly Performance Average in a Critical Service Level (for which the Expected Service Level is different from the Minimum Service Level) that [**] during that preceding Contract Year, Amdocs will [**] for that Critical Service Level. [**] Service Level [**] for that Service [**] Service Level [**].

3. [**] the monthly invoice reflecting charges for the first month following the month [**]. In the case where there will be no further invoices, [**] the end of the last month of the Term.

4. If the Critical Service Level was in effect for less than the entire Contract Year, the foregoing process shall be undertaken only with respect to the portion of the Contract Year during which the Critical Service Level was in effect. If the Agreement or any portion thereof is terminated prior to the end of the Term, the foregoing process shall be undertaken only with respect to the portion of the Contract Year during which the Agreement was in effect.

5. These [**] provisions shall only affect Amdocs' ability to [**] the Agreement or any other AT&T rights or remedies.

7.0  [**]

Federal and state regulatory authorities have mandated that AT&T maintain [**] with which AT&T has [**]. Federal or state regulatory authorities may, at any time, require modifications, additions or deletions to [**].

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule F - Service Levels

Amdocs shall deliver the Services to AT&T [**] prescribed by Federal and/or state regulatory authorities. [**] AT&T to state regulatory commissions in compliance with regulatory requirements. The [**] or, as requested by AT&T, by Amdocs personnel and provided by Amdocs [**].

In the event Federal or state regulatory authorities no longer require AT&T to [**], and AT&T ceases [**]. Consistent with [**], AT&T will provide [**].

For some of the [**]. For these [**].

In a given month, if the [**], AT&T's [**]. Amdocs may [**], in which case, [**].

AT&T's [**]. In addition, if Amdocs [**], Amdocs will [**].

8.0  NOTICE OF ADDITIONS, DELETIONS AND MODIFICATIONS

1. GENERAL. New Critical Service Levels, associated Service Level [**] and Key Measurements may be added, deleted or modified [**] as specified herein, subject to not exceeding the Maximum Number of Measurements. For example, additions or substitutions may occur in conjunction with changes to the environment and the introduction of new Equipment or Software or means of Service delivery; provided, however, that where such Equipment or Software or means of Service delivery is a replacement or upgrade of existing technology, there shall be a presumption of equivalent or improved performance.

     AT&T will send written notice to Amdocs at least [**] days prior to the effective date of the: additions, deletions or modifications to Service Levels, which include the movement of Critical Service Levels to Key Measurements or Key Measurements to Critical Service Levels; or modifications to individual Service Level [**]. AT&T may send only one such notice, [**].

2. ADDITIONS, DELETIONS OR MODIFICATIONS AND SETTING SERVICE LEVEL TARGETS AT COMMENCEMENT DATE. Both AT&T and Amdocs acknowledge that AT&T may add, delete or modify Critical Service Levels and Key Measurements during the [**] following the Commencement Date and these changes will not count as [**]. AT&T and Amdocs also acknowledge that [**] as of the Commencement Date may not [**] as of the Commencement Date. [**], AT&T and Amdocs agree to [**] during a [**] for Expected Service Levels and Minimum Service Levels using industry standard measures, [**]. Both Parties agree that:

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule F - Service Levels

     2.1 [**] service measurements (including AT&T - provided services) exist for a particular Service, [**]; the Expected Service Level shall then be [**]; and the Minimum Service Level shall be [**].

     2.2  [**] the Parties agree as follows:

          2.2.1 to work together [**] on Expected Service Levels and Minimum Service Levels using industry standard measures, [**]; and

          2.2.2 in the event the Parties [**], Amdocs will [**], AT&T may notify Amdocs to calculate Service Level Targets as follows: [**].

     2.3. If Amdocs [**] constructed according to the following: [**]. By way of example, [**], respectively. Notwithstanding the foregoing, in the case of a [**] and [**].

9.0  ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS

AT&T may add, modify or delete Critical Service Levels as follows:

1. Additions. Expected Service Levels and Minimum Service Levels associated with added Critical Service Levels will be computed as follows:

     1.1. The Parties shall attempt [**] to agree during a [**] period on an Expected Service Level and a Minimum Service Level using, as appropriate, industry standard measures or [**].

     1.2 In the event the Parties have been unable to agree pursuant to PARAGRAPH 1.1 above, then, [**] service measurements (including AT&T - provided services) exist for a particular Service, [**]; the Expected Service Level shall then be [**]; and the Minimum Service Level shall be [**]; or

     1.3. [**], the Parties shall do the following:

          1.3.1 Amdocs shall [**] in accordance with the Change Management Procedures.

          1.3.2. [**] as described below, AT&T may at any time in writing request [**] the Expected Service Level and Minimum Service Level.

          1.3.3. If Amdocs [**] shall be constructed according to the following:
               [**]. By way of example, [**], respectively. Notwithstanding the foregoing, in the case of a [**].

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule F - Service Levels

     1.4. Notwithstanding the foregoing, upon the introduction of new Application Software, the Expected Service Level and Minimum Service Level for the Availability of such new Application Software shall be as defined in the new Application Software Order if such Expected Service Level or Minimum Service Level shall be different from the Expected Service Level or Minimum Service Level for the then existing Application Software. Following installation, Amdocs shall [**].

2. PROMOTIONS AND DEMOTIONS. AT&T may designate existing Critical Service Levels as Key Measurements and promote existing Key Measurements to Critical Service Levels. AT&T may make changes to the Service Level [**] for any Critical Service Level including changes in connection with the addition or deletion of Critical Service Levels or Key Measurements. A Key Measurement that is subject to the foregoing plan requirement and is promoted to be a Critical Service Level will not be subject to Service Level [**] until such time that the agreed-upon improvement plan is completed (without regard to the timing restraints of SECTION 8.0).

3.   DELETIONS. AT&T may delete Critical Service Levels.

4. IMPACT OF ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS ON SERVICE LEVEL [**]. When adding, modifying or deleting a Critical Service Level, AT&T may [**]. If AT&T adds a Critical Service Level [**], the Service Level [**].

10.0 ADDITIONS AND DELETIONS OF KEY MEASUREMENTS

AT&T may add or delete Key Measurements as follows:

1. Additions. Expected Service Levels and Minimum Service Levels associated with added Key Measurements will be computed as follows:

     1.1. The Parties shall attempt [**] to agree during a[**] on an Expected Service Level and a Minimum Service Level using, as appropriate, industry standard measures [**].

     1.2 In the event the Parties have been unable to agree pursuant to paragraph 1.1 above, then, [**] of service measurements (including AT&T - provided services) exist for a particular Service, [**], the Expected Service Level shall then be [**] and the Minimum Service Level shall be [**]; or

     1.4. Where the Parties fail to agree (pursuant to PARAGRAPH 1.1) and [**] the Parties shall do the following:

          1.4.1 Amdocs shall [**] in accordance with the Change Management Procedures.

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule F - Service Levels

          1.4.2. [**] as described below, AT&T may at any time in writing request [**] the Expected Service Level and Minimum Service Level.

          1.4.3. If Amdocs [**] shall be constructed according to the following:
               [**]. By way of example, [**], respectively. Notwithstanding the foregoing, in the case of a [**].

     1.4. Notwithstanding the foregoing, upon the introduction of a new Application Software, the Expected Service Level and Minimum Service Level of the Key Measurement for the Availability of such Application Software shall be as defined in the new Application Software Order if such Expected Service Level or Minimum Service Level shall be different from the Expected Service Level or Minimum Service Level for the then existing Application Software. Following installation, Amdocs shall [**].

2.   DELETIONS. AT&T may delete Key Measurements.

11.0 CRITICAL DELIVERABLES

SCHEDULE F, ATTACHMENT C sets forth the [**] in the event the Amdocs [**] as specified in SCHEDULE F, ATTACHMENT C. [**] shall not be included in the [**] charges for the month following the month during which [**]. For example, the [**] shall be set forth in the invoice [**].

12.0 COMMENCEMENT OF OBLIGATIONS

The obligations set forth herein shall commence on the Commencement Date or as otherwise specified in SCHEDULE F, ATTACHMENT A referencing the column "Com + mos**." The numbers used in the column "Com + mos**" are in the format where "X" represents the number of months after the Commencement Date when Amdocs will begin being responsible for Service Level [**].

13.0 COOPERATION

The achievement of Service Levels may require the coordinated, collaborative effort of Amdocs with third parties. Amdocs will provide a single point of contact for the prompt resolution of all Service Level Failures, regardless of whether the reason for such Service Level Failures was caused by Amdocs.

14.0 CONTINUOUS IMPROVEMENT

Continuous Improvement Concept. The Parties agree to the concept of continuous improvement and that the Critical Service Levels and Key Measurements should be modified during this Agreement to reflect this concept. To accomplish this, during the annual review as set forth in

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule F - Service Levels

SECTION 9.3 of the Agreement, the Parties will review the prior Contract Year's actual performance for the Critical Service Levels and Key Measurements [**]. If, during such annual review, the Parties are [**], then AT&T, [**]

1. CONTINUOUS IMPROVEMENT METHODOLOGY. The Continuous Improvement Methodology described below shall not [**].

1.1 EXPECTED SERVICE LEVEL. Each Expected Service Level will be [**]; provided that, [**].

     1.1.1 Notwithstanding SECTION 7.2(I), in no event shall any single increase in an Expected Service Level exceed [**].

1.2  MINIMUM SERVICE LEVEL

1.2.1 Each Minimum Service Level will be [**] the then-current Minimum Service Level, except that if such [**].

15.0 TIMES

Unless otherwise set forth herein, all references in this Schedule to times shall refer to local times of applicable location.

16.0 EXCEPTIONS

Without derogating from and subject to the provisions of SECTION 10.2 of the Agreement, Amdocs shall only be responsible for a Service Level [**] for (i) failure to meet an Service Level to the extent that such failure is attributable to a root cause under Amdocs' responsibility, or (ii) to the extent that such failure is not directly attributable to any of the following:

1.   [**] for which [**].

2.   [**] in advance that [**].

3. Circumstances that excuse performance in connection with a Force Majeure Event as specified in SECTION 18.2 of the Agreement.

4. Execution of the Business Continuity Plan, SCHEDULE D, PART 2, in support of a AT&T declared disaster.

5.   [**].

6.   [**] under this Agreement, of which Amdocs has [**].

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule F - Service Levels

Any situation which may constitute an exception or escalation will be handled using the escalation procedures defined in SCHEDULE D, PART 4 and in a manner consistent with SECTION 10.2 of the Agreement.

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.009.C
                                                        Schedule F, Attachment A

CRITICAL SERVICE LEVELS

[**]
[**]

                     COMM +                        MEASUREMENT
        ADM            MOS    EXPECTED   MINIMUM      WINDOW     [**]   [**]   [**]
        ---          ------   --------   -------   -----------   ----   ----   ----
 1) [**]                                           [**]          [**]   [**]   [**]
 2) [**]                                           [**]          [**]
 3) [**]                                           [**]          [**]   [**]   [**]
 4) [**]                                           [**]          [**]
 5) [**]                                           [**]          [**]   [**]   [**]
 6) [**]                                           [**]          [**]
 7) [**]                                           [**]          [**]   [**]   [**]
 8) [**]                                           [**]          [**]
 9) [**]                                           [**]          [**]   [**]   [**]
10) [**]                                           [**]          [**]
11) [**]                                           [**]          [**]   [**]   [**]
12) [**]                                           [**]          [**]
13) [**]                                           [**]          [**]   [**]   [**]
14) [**]                                           [**]          [**]
15) [**]                                           [**]          [**]   [**]   [**]
16) [**]                                           [**]          [**]
17) [**]                                           [**]          [**]   [**]   [**]
18) [**]                                           [**]          [**]
19) [**]                                           [**]          [**]   [**]   [**]
20) [**]                                           [**]          [**]
21) [**]                                           [**]          [**]   [**]   [**]
22) [**]                                           [**]          [**]
23) [**]                                           [**]          [**]   [**]   [**]
24) [**]                                           [**]          [**]
25) [**]                                           [**]          [**]   [**]   [**]
26) [**]                                           [**]          [**]
27) [**]                                           [**]          [**]   [**]   [**]
28) [**]                                           [**]          [**]
29) [**]                                           [**]          [**]   [**]   [**]
    [**]                                           [**]          [**]
30) [**]                                           [**]          [**]   [**]   [**]
    [**]                                           [**]          [**]
31) [**]                                           [**]          [**]   [**]   [**]

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                                     Page 1

                                                Agreement Number: 20070413.009.C
                                                        Schedule F, Attachment A

32) [**]                                           [**]          [**]
33) [**]                                           [**]          [**]
34) [**]                                           [**]          [**]   [**]   [**]

                     COMM +                        MEASUREMENT
PROBLEM MANAGEMENT     MOS    EXPECTED   MINIMUM      WINDOW     [**]   [**]
------------------   ------   --------   -------   -----------   ----   ----
35) [**]                                           [**]          [**]   [**]   [**]

                     COMM +                        MEASUREMENT
    GOVERNANCE         MOS    EXPECTED   MINIMUM      WINDOW     [**]   [**]
    ----------       ------   --------   -------   -----------   ----   ----
                                                                 [**]   [**]   [**]

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                                     Page 2

                                                Agreement Number: 20070413.009.C
                                                        Schedule F, Attachment A

CRITICAL SERVICE LEVELS

[**]
[**]

                                                                 [**]   [**]   [**]
                     COMM +                        MEASUREMENT   ----   ----   ----
        ADM            MOS    EXPECTED   MINIMUM      WINDOW     [**]   [**]   [**]
        ---          ------   --------   -------   -----------   ----   ----   ----
 1) [**]                                               [**]      [**]   [**]   [**]
 2) [**]                                               [**]      [**]   [**]   [**]
 3) [**]                                               [**]      [**]   [**]   [**]
 4) [**]                                               [**]      [**]   [**]   [**]
 5) [**]                                               [**]      [**]   [**]   [**]
 6) [**]                                               [**]      [**]   [**]   [**]
 7) [**]                                               [**]      [**]   [**]   [**]
 8) [**]                                               [**]      [**]   [**]   [**]
 9) [**]                                               [**]      [**]   [**]   [**]
10) [**]                                               [**]      [**]   [**]   [**]
11) [**]                                               [**]      [**]   [**]   [**]
12) [**]                                               [**]      [**]   [**]   [**]
13) [**]                                               [**]      [**]   [**]   [**]
14) [**]                                               [**]      [**]   [**]   [**]
15) [**]                                               [**]      [**]   [**]   [**]
16) [**]                                               [**]      [**]   [**]   [**]
17) [**]                                               [**]      [**]   [**]   [**]
18) [**]                                               [**]      [**]   [**]   [**]
    [**]                                               [**]      [**]   [**]   [**]
19) [**]                                               [**]      [**]   [**]   [**]
20) [**]                                               [**]      [**]   [**]   [**]
21) [**]                                               [**]      [**]   [**]   [**]
22) [**]                                               [**]      [**]   [**]   [**]
23) [**]                                               [**]      [**]   [**]   [**]
24) [**]                                               [**]      [**]   [**]   [**]
25) [**]                                               [**]      [**]   [**]   [**]
26) [**]                                               [**]      [**]   [**]   [**]
27) [**]                                               [**]      [**]   [**]   [**]
28) [**]                                               [**]      [**]   [**]   [**]
29) [**]                                               [**]      [**]   [**]   [**]
30) [**]                                               [**]      [**]   [**]   [**]
31) [**]                                               [**]      [**]   [**]   [**]
32) [**]                                               [**]      [**]   [**]   [**]
33) [**]                                               [**]      [**]   [**]   [**]

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

                                                Agreement Number: 20070413.009.C
                                                        Schedule F, Attachment A

34) [**]                                               [**]      [**]   [**]   [**]
    [**]
    [**]

                     COMM +                        MEASUREMENT
PROBLEM MANAGEMENT     MOS    EXPECTED   MINIMUM      WINDOW     [**]   [**]
------------------   ------   --------   -------   -----------   ----   ----


                     COMM +                        MEASUREMENT
    GOVERNANCE         MOS    EXPECTED   MINIMUM      WINDOW     [**]   [**]
    ----------       ------   --------   -------   -----------   ----   ----
                                                                 [**]   [**]   [**]

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                                     Page 4

                                                Agreement Number: 20070413.009.C
                                                        Schedule F, Attachment A


CRITICAL SERVICE LEVELS

[**]
[**]

                     COMM +                        MEASUREMENT   [**]   [**]   [**]
        ADM            MOS    EXPECTED   MINIMUM      WINDOW     [**]   [**]   [**]
        ---          ------   --------   -------   -----------   ----   ----   ----
1)  [**]                                           [**]          [**]   [**]   [**]
2)  [**]                                           [**]          [**]   [**]   [**]
3)  [**]                                           [**]          [**]   [**]   [**]
4)  [**]                                           [**]          [**]   [**]   [**]
5)  [**]                                           [**]          [**]   [**]   [**]
6)  [**]                                           [**]          [**]   [**]   [**]
    [**]                                           [**]          [**]   [**]   [**]
    [**]                                           [**]          [**]   [**]   [**]
7)  [**]                                           [**]          [**]   [**]   [**]
8)  [**]                                           [**]          [**]   [**]   [**]
9)  [**]                                           [**]          [**]   [**]   [**]
10) [**]                                           [**]          [**]   [**]   [**]
    [**]
    [**]

                     COMM +                        MEASUREMENT   [**]   [**]   [**]
PROBLEM MANAGEMENT     MOS    EXPECTED   MINIMUM      WINDOW     [**]   [**]   [**]
------------------   ------   --------   -------   -----------   ----   ----   ----


                     COMM +                        MEASUREMENT   [**]   [**]   [**]
    GOVERNANCE         MOS    EXPECTED   MINIMUM      WINDOW     [**]   [**]   [**]
    ----------       ------   --------   -------   -----------   ----   ----   ----
                                                                 [**]   [**]   [**]

                      RESTRICTED - PROPRIETARY INFORMATION

                                                Agreement Number: 20070413.009.C
                                                        Schedule F, Attachment A

CRITICAL SERVICE LEVELS

[**]
[**]
   [**]

                     COMM +                        MEASUREMENT   [**]   [**]   [**]
        ADM            MOS    EXPECTED   MINIMUM      WINDOW     [**]   [**]   [**]
        ---          ------   --------   -------   -----------   ----   ----   ----
 1) [**]                                               [**]             [**]   [**]
 2) [**]                                               [**]             [**]   [**]
 3) [**]                                               [**]             [**]   [**]
    [**]
    [**]
    [**]
    [**]
 4) [**]                                               [**]             [**]   [**]
 5) [**]                                               [**]             [**]   [**]
 6) [**]                                               [**]             [**]   [**]
 7) [**]                                               [**]             [**]   [**]
 8) [**]                                               [**]             [**]   [**]
 9) [**]                                               [**]             [**]   [**]
10) [**]                                               [**]             [**]   [**]
11) [**]                                               [**]             [**]   [**]
12) [**]                                               [**]             [**]   [**]
13) [**]                                               [**]             [**]   [**]
14) [**]                                               [**]             [**]   [**]
15) [**]                                               [**]             [**]   [**]
16) [**]                                               [**]             [**]   [**]
17) [**]                                               [**]             [**]   [**]
18) [**]                                               [**]             [**]   [**]
19) [**]                                               [**]             [**]   [**]
20) [**]                                               [**]             [**]   [**]
21) [**]                                               [**]             [**]   [**]
22) [**]                                               [**]             [**]   [**]
23) [**]                                               [**]             [**]   [**]
24) [**]                                               [**]             [**]   [**]
25) [**]                                               [**]             [**]   [**]
26) [**]                                               [**]             [**]   [**]
27) [**]                                               [**]             [**]   [**]
28) [**]                                               [**]             [**]   [**]
29) [**]                                               [**]             [**]   [**]
30) [**]                                               [**]             [**]   [**]

                      RESTRICTED - PROPRIETARY INFORMATION

                                                Agreement Number: 20070413.009.C
                                                        Schedule F, Attachment A


31) [**]                                               [**]             [**]   [**]
32) [**]                                               [**]             [**]   [**]
33) [**]                                               [**]             [**]   [**]
34) [**]                                               [**]             [**]   [**]
35) [**]                                               [**]             [**]   [**]
36) [**]                                               [**]             [**]   [**]
37) [**]                                               [**]             [**]   [**]
38) [**]                                               [**]             [**]   [**]
39) [**]                                               [**]             [**]   [**]
40) [**]                                               [**]             [**]   [**]

                     COMM +                        MEASUREMENT   [**]   [**]   [**]
PROBLEM MANAGEMENT     MOS    EXPECTED   MINIMUM      WINDOW     [**]   [**]   [**]
------------------   ------   --------   -------   -----------   ----   ----   ----


                     COMM +                        MEASUREMENT   [**]   [**]   [**]
    GOVERNANCE         MOS    EXPECTED   MINIMUM      WINDOW     [**]   [**]   [**]
    ----------       ------   --------   -------   -----------   ----   ----   ----
                                                                 [**]   [**]   [**]

                      RESTRICTED - PROPRIETARY INFORMATION

                                                Agreement Number: 20070413.009.C
                                                        Schedule F, Attachment A

KEY MEASUREMENTS

                     COMM +                        MEASUREMENT
        ADM            MOS    EXPECTED   MINIMUM      WINDOW
        ---          ------   --------   -------   -----------
 1) [**]                                           [**]
 2) [**]                                           [**]
 3) [**]                                           [**]
 4) [**]                                           [**]
 5) [**]                                           [**]
 6) [**]                                           [**]
 7) [**]                                           [**]
 8) [**]                                           [**]
 9) [**]                                           [**]
10) [**]                                           [**]
11) [**]                                           [**]
12) [**]                                           [**]
13) [**]                                           [**]
14) [**]                                           [**]
15) [**]                                           [**]
16) [**]                        [**]       [**]    [**]
17) [**]                                           [**]
18) [**]                                           [**]
19) [**]                                           [**]
20) [**]
    [**]
21) [**]
22) [**]
23) [**]
24) [**]
25) [**]

                     COMM +                        MEASUREMENT
PROBLEM MANAGEMENT     MOS    EXPECTED   MINIMUM      WINDOW
------------------   ------   --------   -------   -----------
26) [**]                                           [**]

                      RESTRICTED - PROPRIETARY INFORMATION

                                                Agreement Number: 20070413.009.C
                                                        Schedule F, Attachment A

KEY MEASUREMENTS

                     COMM +                        MEASUREMENT
        ADM            MOS    EXPECTED   MINIMUM      WINDOW
        ---          ------   --------   -------   -----------
27) [**]                                           [**]
28) [**]                                           [**]
29) [**]
30) [**]

                     COMM +                        MEASUREMENT
    GOVERNANCE         MOS    EXPECTED   MINIMUM      WINDOW
    ----------       ------   --------   -------   -----------


                      RESTRICTED - PROPRIETARY INFORMATION

[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]

                                                Agreement Number: 20070413.019.C
                                  Schedule F, Att. B - Service Level Definitions

                            SCHEDULE F, ATTACHMENT B
                            SERVICE LEVEL DEFINITIONS

This is Schedule F, Attachment B of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM Services.

As provided in the Transition Plan, during the Transition Period, the Parties will document the AT&T definitions for the Service Levels specified in Schedule F, Attachment B existing as of the Effective Date. Such definitions shall include the scope of the Services measured and the method of calculating compliance with such Service Levels, all in accordance with AT&T's historical practices and procedures.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                      Schedule F, Att. C - Critical Deliverables

                            SCHEDULE F, ATTACHMENT C
                              CRITICAL DELIVERABLES

                                TABLE OF CONTENTS

1.0 CRITICAL DELIVERABLES - INTRODUCTION....................................   1

2.0 DEFINITIONS.............................................................   1
   2.1 [**].................................................................   1
   2.2 [**].................................................................   1
   2.3 [**].................................................................   1

3.0 TABLE OF CRITICAL DELIVERABLES..........................................   1

This is Attachment C to Schedule F of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which is it used and the IT industry for the provision of ADM services.

     1.0  CRITICAL DELIVERABLES - INTRODUCTION

This Attachment sets forth certain obligations of Amdocs regarding Critical Deliverables. If Amdocs [**] Amdocs shall [**].

     2.0  DEFINITIONS

2.1  [**]

Amdocs will [**].

2.2  [**]

Amdocs shall complete [**]. Amdocs shall complete [**] shall include Amdocs'
[**].

2.3  [**]

Amdocs will participate in AT&T conducted [**].

     3.0  TABLE OF CRITICAL DELIVERABLES

TABLE OF CRITICAL DELIVERABLES

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies only, and is not for distribution within or outside those companies

                                                Agreement Number: 20070413.019.C
                                      Schedule F, Att. C - Critical Deliverables

 SECTION      CRITICAL
REFERENCE   DELIVERABLE   DUE DATE   [**]   FREQUENCY
---------   -----------   --------   ----   ---------
2.          [**]          [**]       [**]   [**]

3.          [**]          [**]       [**]   [**]

4.          [**]          [**]       [**]   [**]

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies only, and is not for distribution within or outside those companies

                                                Agreement Number: 20070413.019.C
                                                        Schedule F, Attachment E
                                                          SLA Terms and Glossary

                                   SCHEDULE F
                                  ATTACHMENT E

                             SLA TERMS AND GLOSSARY

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                        Schedule F, Attachment E
                                                          SLA Terms and Glossary

DEFINITIONS:

The following terms when used in the Service Level Schedule (including any exhibits thereto) with initial capital letters shall have the respective meanings set forth herein. Terms used with initial capital letters that are not defined herein shall have the meaning set forth in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

CRITICAL DELIVERABLES means those deliverables performed on a one-time or periodic basis and identified in SCHEDULE F - ATTACHMENT C and for which [**].

CRITICAL DELIVERABLES [**] means the [**].

CRITICAL SERVICE LEVELS means those Service Levels identified as such in SCHEDULE F - ATTACHMENT A and described in SCHEDULE F - ATTACHMENT B and for which a Service Level [**], as they may be modified in accordance with SCHEDULE F.

DEFECT is defined as both 1) Errors or flaws in baselined documentation or software components that can result, or have resulted, in the delivery of work products that do not satisfy business requirements, and 2) A problem or error found during an inspection, which if uncorrected, will produce an unsatisfactory product/result.

[**] means the [**] as described in SCHEDULE F - SECTION 7.0.

EXPECTED SERVICE LEVEL means the desired level of performance for a Critical Service Level or Key Measurement as set forth in SCHEDULE F, ATTACHMENT A as defined in SCHEDULE F, ATTACHMENT B.

EXPECTED SERVICE LEVEL FAILURE means and will be deemed to occur whenever [**]; provided, however, if such failure to meet the Expected Service Level [**].

[**] means [**].

[**] means any [**] set forth in SCHEDULE F that [**].

[**] means [**].

KEY MEASUREMENTS mean those Service Levels identified as such in SCHEDULE F, ATTACHMENT A and described in SCHEDULE F, ATTACHMENT B [**].

MAXIMUM NUMBER OF MEASUREMENTS - the maximum number of Critical Service Levels allowed at any given time is [**]. The total number of Critical Service Levels and Key Measurements at any given time should not exceed [**].

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                        Schedule F, Attachment E
                                                          SLA Terms and Glossary

MEASUREMENT WINDOW are times defined for each Critical Service Level, Key Measurement and Critical One Time Deliverable defined in SCHEDULE F, ATTACHMENT B.

MEASUREMENT PERIOD means [**], unless otherwise noted herein or agreed by the Parties.

MINIMUM SERVICE LEVEL means the minimum level of performance for a Critical Service Level or Key Measurement as set forth in SCHEDULE F, ATTACHMENT A as defined in SCHEDULE F, ATTACHMENT B.

MINIMUM SERVICE LEVEL FAILURE means and will be deemed to occur whenever Amdocs' level of performance for a particular Service Level fails to meet the Minimum Service Level for that Service Level and Amdocs has already failed to meet the same Minimum Expected Service Level [**] within a twelve (12) month rolling period.

MONTHLY CHARGES means the total charges for Services invoiced by Amdocs to AT&T in any calendar month.

[**] is calculated as [**].

[**] means [**].

SCHEDULE shall mean this Service Level Schedule.

SERVICE LEVEL TARGETS means the applicable Expected Service Level and the Minimum Service Level for a Service Level.

[**] is the [**].

SERVICE LEVEL [**] for a Critical Service Level is the [**] The initial Service Level [**] for Critical Service Levels as of the Commencement Date are set forth on SCHEDULE F, ATTACHMENT A and may be modified in accordance with the provisions of SCHEDULE F. Unless otherwise agreed by the Parties, each Critical Service Level shall be [**]. In the event a Critical Service Level shall not have an assigned Service Level [**].

SERVICE LEVEL [**] is the [**]. The Service Level [**] for each Critical Service Level shall be [**].

SERVICE LEVEL FAILURE means a "Minimum Service Level Failure" or "Expected Service Level Failure," including [**].

YEARLY PERFORMANCE AVERAGE means with respect to any Service Level, the average of Amdocs' monthly performances for that Critical Service Level during that preceding Contract Year.

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                    Schedule G - Transition Plan

                                   SCHEDULE G
                                 TRANSITION PLAN

This is Schedule G of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

1.0  TRANSITION PLAN

     This Schedule contains the framework from which transition procedures, plans and activities will be documented.

     In accordance with SECTION 4.2 of the Agreement, during the Transition Period, the Parties will perform their respective transition obligations as described herein and SCHEDULE G, ATTACHMENT A (Detailed Work Plan).

     On the Effective Date, AT&T and Amdocs will each designate personnel to form a "Joint Transition Team". The Joint Transition Team is a temporary organization that will oversee, manage, and verify Amdoc's provision of the Transition Services and both Parties' performance of their respective obligations in accordance with the Transition Plan. The Joint Transition Team consists of a Joint Steering Committee, Joint Management Team, and transition sub-teams, each consisting of the roles and performing the responsibilities as jointly defined by the Parties. The Joint Transition Team will activate the Governance structure and process as described in SCHEDULE D, PART 4 . The Joint Transition Team will be replaced by the Governance structure on the Commencement Date, as outlined in SCHEDULE D,
     PART 4.

1.1  ISSUE MANAGEMENT AND ESCALATION

     Any issues or discrepancies that arise after the Effective Date and prior to the Commencement Date will be escalated for review and resolution as follows:

          - Joint Transition Management Team. Members to be identified on or before the Effective Date. If unresolved, escalate to:

          - Joint Transition Steering Committee. Members to include Senior Management from AT&T and Amdocs. If unresolved, escalate to:

          - AT&T Executive and Amdocs Executive as provided in SECTION 19.1(B) of the Agreement.

     Issue management, post Commencement Date and after formation of the AT&T Governance Team, will follow the escalation process set forth in SCHEDULE D, PART 4.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                    Schedule G - Transition Plan

2.0  ORGANIZATION PLAN

2.1  ORGANIZATION ANALYSIS

     2.1.1 COMMENCEMENT DATE ORGANIZATION CHART

     The Commencement Date organization chart must be completed by Amdocs within [**] after the Effective Date and will describe organization units, teams, jobs, roles and individuals assigned to each job.

     2.1.2 COMMENCEMENT DATE ASSIGNMENTS

     AT&T will provide input regarding the assignment of each Transitioned Employee and in-scope contractor to the jobs depicted on the Commencement Date Organization Chart within [**] after Effective Date and forward such input to Amdocs.

2.2  FACILITIES PLAN

Detailed plans specifying proposed changes (if any) to the work locations for Amdocs Personnel at AT&T Facilities.

3.0  COMMUNICATION PLAN

Communications internal to AT&T and external to AT&T including communications with vendors and the general public will adhere to the detailed plan developed by AT&T. Amdocs will not otherwise make any general public announcements without the prior written consent of AT&T.

A general announcement will be given by AT&T to all AT&T employees (both in/out of scope) on or around the Effective Date. AT&T will hold subsequent meetings separately with impacted employees, after the general announcement, to address specific concerns and issues. Employees on vacation or out of the office will be provided a call-in number to attend the general announcement and will be directed by their managers on the process for obtaining additional information.

3.1  INTERNAL COMMUNICATIONS

Information relating to employee benefits and termination of employment will be provided to each employee listed on SCHEDULE L.

     3.1.1 DEVELOP SUPPORT NETWORK

     A direct report to [**] has been identified as the support individual responsible for AT&T's activities in communicating the announcement. This individual will be responsible for scheduling and conducting meetings with the in-scope employees to

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                    Schedule G - Transition Plan

     further explain the impact and to discuss employee concerns. Additional resources may be involved in this activity as directed by AT&T.

     3.1.2 PREPARE MATERIALS

     Materials will be prepared according to an AT&T-approved plan.

     3.1.3 PRESENT MATERIALS/CONDUCT MEETING

     Materials will be presented and meetings will be conducted according to an AT&T-approved plan.

     3.1.4 CONDUCT FOLLOW-UP QUESTION AND ANSWER SESSIONS

     Follow-up sessions will be conducted according to an AT&T-approved plan.

3.2  EXTERNAL COMMUNICATIONS

Materials used for external communication will be developed and must be approved by AT&T prior to any announcement relating thereto. Delivery of the external message, if permitted by AT&T (which will be permitted in the case of any announcements required by Law), will be synchronized with the delivery of the internal announcement and Amdocs' announcement. Exact time will be determined based on mutual agreement by the Parties.

     3.2.1 PREPARE MATERIALS

     Materials will be prepared according to an AT&T-approved plan.

     3.2.2 PRESENT MATERIALS/CONDUCT MEETING

     Material will be presented and meetings will be conducted according to an AT&T-approved plan.

4.0  HUMAN RESOURCE PLANS

The completion of the transition of Transitioned Personnel employment from AT&T to Amdocs shall be considered a Transition Milestone.

4.1  BENEFITS TRANSITION PLANNING AND COMMUNICATION

Amdocs will conduct on-site Benefit/Payroll Information and Q&A sessions after the announcement date for those AT&T sites that have 10 or more AT&T employees. Tentative plans call for an AT&T Benefits representative to also be present. Final plans for AT&T Benefits representatives will be presented to Amdocs the day following the Effective Date.

4.2  OFFER LETTERS

Offer letters will be [**] . Employees will [**].

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                    Schedule G - Transition Plan

4.3  EMPLOYEE OPTION TO ACCEPT OFFER OR RESIGN

Per Section 8.1(A)(II) AND 8.1(A)(III) of the Agreement.

4.4  SALARY

Per SECTION 8.1(A)(1) and 8.1.(D) of the Agreement.

4.5  BENEFITS

Per SECTION 8.2 of the Agreement.

     4.5.1 HEALTH CARE

     Detailed plans for this activity will be completed during the Transition Period.

     4.5.2 INSURANCE

     Detailed plans for this activity will be completed during the Transition Period.

     4.5.3 VACATION

     Detailed plans for this activity will be completed during the Transition Period.

     4.5.4 401K

     Detailed plans for this activity will be completed during the Transition Period.

     4.5.5 PENSION

     Detailed plans for this activity will be completed during the Transition Period.

     4.5.6 DISABILITY PLAN

     Detailed plans for this activity will be completed during the Transition Period.

     4.5.7 REIMBURSEMENT ACCOUNTS

     Transitioned Employees shall be eligible to participate immediately in all reimbursement account plans provided by Amdocs to its similarly situated employees.

5.0  GOVERNANCE

5.1  TEAM MEMBERS

During the Transition Period, the Parties will form and name members of their respective Governance Teams, as defined in SCHEDULE D, PART 4, and will document the associated Organization charts, description of functions performed, and contact information.

5.2  POLICIES AND PROCEDURES MANUAL

Amdocs will develop the Policies and Procedures Manual in accordance with SCHEDULE D, PART 5 Policies and Procedures Manual.

5.3  [**].

[**].

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                    Schedule G - Transition Plan

6.0  ENHANCEMENT PLANS

Detailed plans for this activity will be completed during the Transition Period.

6.1  Project Transition/Handoff

As of the Effective Date, a list of the current Projects and ongoing Projects are set forth in SCHEDULE K. As of the Commencement Date, AT&T will have the right to update the projects listed in SCHEDULE K to include any additions to and deletions from such list, which have occurred in the ordinary course of business prior to the Commencement Date.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                    Schedule H - Termination Assistance Services

                                   SCHEDULE H
                         TERMINATION ASSISTANCE SERVICES

This is Schedule H of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

The provisions of this Schedule shall supplement, but shall not be construed to negate, the express provisions of the Agreement with respect to Termination Assistance Services including SECTION 4.3 of the Agreement.

Amdocs will assist AT&T in the development of a plan for the transition of the Services from Amdocs to AT&T and/or its designee(s). At a minimum, such Termination Assistance Services will include preparing that portion of the termination assistance plan detailing Amdocs' then-current responsibilities, including schedules and resource commitments. Such Termination Assistance Services also will include, as and to the extent requested by AT&T, capacity planning, human resources planning and other planning necessary to effect the transition.

1.1. KNOWLEDGE TRANSFER

Amdocs will provide reasonable assistance for transfer of knowledge regarding the Services, AT&T's requirements and related topics so as to facilitate the transition of provision of the Services to AT&T and/or its designee(s). This knowledge transfer shall include, as and to the extent requested by AT&T:

     (a) Supplying information regarding the Services as reasonably necessary to implement the termination assistance plan, and providing such information regarding Services as reasonably necessary for AT&T and/or its designee(s) to assume responsibility for continued performance of Services in an orderly manner so as to minimize disruption in the operations of AT&T and the Eligible Recipients, including (i) relevant documentation; and (ii) key support contacts (names, business phone numbers, fax numbers, e-mail addresses and business postal addresses) of AT&T, third party personnel and Amdocs Personnel during the transition from Amdocs to AT&T and/or its designee(s);

     (b) Supplying information concerning Software, documentation, types and skills of personnel, third parties, and other resources used by Amdocs to provide Services to AT&T under this Agreement, as may be reasonably

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                    Schedule H - Termination Assistance Services

          necessary for AT&T and/or its designee(s) to assume responsibility for the Services;

     (c) Explaining the Policy and Procedures Manual, Reports and other standards and procedures to AT&T's and/or its designee(s)'s operations staff;

     (d) Providing reasonable access in person and/or by telephone to Amdocs Personnel during and following the Termination Assistance Services period (including any Amdocs Personnel involved in performing the Services during the [**] months preceding Amdocs' receipt of the notice of termination or non-renewal); and

     (e) Explaining the extent and nature of the impact of legal and regulatory requirements compliance, if any, on the Services.

1.2. TRANSFER OF RESOURCES

Amdocs shall provide all reasonable assistance required for the transfer to AT&T and/or its designee(s) of the resources (Software and Third-Party Contracts). Such assistance shall include at a minimum:

     (a) Identifying any third-party services used by Amdocs in performing the Services that are required by AT&T and/or its designee(s) to perform the Services, and to which AT&T is entitled to under the Agreement;

     (b) Providing asset listings of Software owned or licensed by Amdocs, its Subcontractors, AT&T and/or Eligible Recipients used to perform the Services to which AT&T is entitled to under the Agreement; and

     (c) Performing administrative functions required to effect the assignment of Software and Third-Party Contracts, which are required by AT&T and/or its designee(s) to perform the Services, and to which AT&T is entitled to under the Agreement, including transferring billing, executing legal documents and performing other necessary functions.

1.3. OPERATIONAL TRANSFER

Amdocs shall perform all activities requested by AT&T pursuant to the Agreement reasonably required to assist AT&T to assume the operational responsibility for the Services. This shall include, as and to the extent requested by AT&T:

     (a) As and to the extent provided in Article 14 of the Agreement, providing to AT&T and/or its designee(s) (to the extent AT&T does not currently possess), the most current machine-readable source and object code, along

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                    Schedule H - Termination Assistance Services

          with run documentation and job control listing for the Software, and other similar information necessary to provide the Services;

     (b) To the extent used to provide the Services, documenting for AT&T and/or its designee(s) and delivering to AT&T and/or its designee(s) most current source materials (to the extent AT&T is entitled to such materials under the Agreement), object libraries and reference files;

     (c) To the extent applicable, delivering to AT&T and/or its designee(s) support profiles, enhancement logs, problem tracking/resolution documentation and status reports associated with the Services;

     (d) Providing to AT&T and/or its designee(s) any trouble logs that AT&T does not already have, reporting back at least [**] months prior to the effective date of the termination or expiration, and returning any other End User information collected or maintained as part of the Services as such exists as of the effective date of termination or expiration;

     (e) Assisting AT&T and/or its designee(s) in identifying resource requirements, including skilled labor, for the Services;

     (f) Providing for the orderly hand-off of ongoing ADM activities, including a listing of current and planned ADM activities;

     (g) With respect to each ADM activity, documenting current status, stabilizing for continuity during transfer, and providing reasonable training to AT&T and/or its designee(s) to achieve transfer of responsibility without loss of momentum;

     (h) Providing to AT&T and/or its designee(s) documentation used by Amdocs and necessary to provide the Services, including technical documentation, in electronic media, to the extent available, or if not available in electronic media, then in hardcopy;

     (i) Providing in-depth review of Application Software documentation to the extent appropriate to affect a successful transition;

     (j) Documenting for AT&T and/or its designee(s) AT&T Data and databases specific to the Services;

     (k) Providing reasonable training to AT&T and/or its designee(s) with respect to use of tools, processes and methodologies relevant to the Services;

     (l) Completing all current development project milestones with due dates prior to transfer of operational responsibility, as directed by AT&T;

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                    Schedule H - Termination Assistance Services

     (m) Providing all other relevant documents and information related to AT&T Application Software, including functionality, program code, data model and data base structure, access methods and all development-related processes;

     (n)  Reviewing all Application Software with AT&T and/or its designee(s);

     (o) Providing and coordinating assistance to AT&T and/or its designee(s) in notifying relevant third parties of the procedures to be followed prior to, during, and after the transition;

     (p) Returning to AT&T any remaining property of AT&T or the Eligible Recipients in Amdocs' possession or under Amdocs' control, including any remaining reports, AT&T Data, Materials and other Proprietary Information of AT&T or the Eligible Recipients;

     (q) Cooperating with AT&T's test plans, back out procedures, and contingency plans as part of the migration of Services;

     (r) In conjunction with AT&T, assisting in a rehearsal of the migration prior to cutover, as requested by AT&T;

     (s) Maintaining the capability to cut back to Amdocs in case of a service failure or service problem within the Termination Assistance Period;

     (t) After the migration, providing additional assistance as reasonably requested by AT&T to facilitate continuity of operations; and

     (u)  To the extent requested by AT&T, freezing all System Changes.

1.4. HUMAN RESOURCES TRANSFER

     Amdocs shall provide all reasonable assistance required in identifying and reviewing successor resource set-up and/or resource capabilities to perform the Services; provided, however, that, notwithstanding Amdocs' providing such assistance, Amdocs does not assume any responsibility or liability for AT&T's decisions regarding the successor AT&T engages. This assistance shall include, as and to the extent requested by AT&T:

     (a) Providing a current account organizational chart by individual positions assigned by Amdocs to perform the Services;

     (b) Providing a listing of the positions and the amount of time spent by position to provide the Services; and

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                    Schedule H - Termination Assistance Services

     (c) Reasonable assistance in evaluating personnel requirements to perform the Services.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule I - Amdocs Charges

                                   SCHEDULE I

                                 AMDOCS CHARGES

This is SCHEDULE I of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

                                TABLE OF CONTENTS

1.0 DEFINITIONS...........................................................     1
2.0 MAINTENANCE AND SUPPORT SERVICES......................................     1
    2.1 Application Maintenance Charge....................................     1
    2.2 Changes in Application Portfolio..................................     1
3.0 DEVELOPMENT SERVICES..................................................     2
    3.1 Monthly Development Charge........................................     2
    3.2 Development Credit................................................     2
4.0 SERVICES FOR BUNDLED PROJECTS.........................................     2
5.0 INVOICING AND PAYMENT.................................................     2
6.0 ACQUIRED ASSETS.......................................................     2
7.0 BASE CASE VERIFICATION................................................     2

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule I - Amdocs Charges

1.0  DEFINITIONS

     1. "APPLICATION PORTFOLIO" means the total Applications for which Amdocs is then providing Maintenance and Support Services.

     2.   "COMPOSITE LABOR RATE" means an amount equal to $[**] hour.

2.0  MAINTENANCE AND SUPPORT SERVICES

     2.1  APPLICATION MAINTENANCE CHARGE.

The "APPLICATION MAINTENANCE CHARGE" or "AMC" for each (as may be adjusted as set forth below) is $[**], and is the [**]. The Application Maintenance Charge shall [**].

     2.2  CHANGES IN APPLICATION PORTFOLIO

     1. The Parties acknowledge and agree that [**] may change the Application Portfolio over time, including the [**]. To the extent any such addition or deletion involves a change [**] required for the changed Application Portfolio, the AMC will be adjusted as and to the extent provided below:

          1.1. To the extent Applications are added or deleted from the Application Portfolio, [**].

          1.2. To facilitate the adjustment of charges as provided above, [**].

     2. In the absence of agreement by the Parties pursuant to paragraph 1 above, [**]:

          2.1. With respect to [**].

          2.2. With respect to [**] in accordance with Section 3.

     3. In the absence of agreement by the Parties pursuant to paragraph 1 above, [**]:

          3.1. [**] as required below.

          3.2. [**].

          3.3. Amdocs [**].

          3.4. AT&T [**].

          3.5. [**]

          3.6. [**].

               3.6.1. [**]

               3.6.2. [**]

     4.   [**].

     5.   Notwithstanding the definition of "New Services" as provided in
          Section 2.1 of the Agreement, [**].

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule I - Amdocs Charges

3.0  DEVELOPMENT SERVICES

     3.1  MONTHLY DEVELOPMENT CHARGE.

          Supplier shall invoice AT&T on a monthly basis for Development Services in an amount determined [**].

     3.2  Development Credit

          AT&T may be entitled to a payment or credit from Amdocs (each, a "DEVELOPMENT CREDIT") based on [**], as set forth in the table below. The Development Credit will be issued on [**].

          At AT&T's election, the Development Credit may [**].

          [**]

4.0  SERVICES FOR BUNDLED PROJECTS

In the case of Services performed pursuant to SECTIONS 10.1, 10.2 or 10.3 of SCHEDULE D, PART 1 for the benefit of multiple Projects that consist of Maintenance and Support Projects and Development Projects, such Services shall be chargeable as Development Services based upon the ratio of hours expended on Development Services to the total hours expended in the release.

5.0  INVOICING AND PAYMENT

     1. Amdocs shall invoice AT&T, and AT&T shall pay Amdocs, for the Charges specified in this SCHEDULE I in accordance with ARTICLE 12 of the Agreement.

     2. Amdocs will invoice AT&T in US dollars (USD), even for Services provided from other countries in support of the USA.

6.0  ACQUIRED ASSETS

As of the Effective Date, AT&T shall retain ownership of all Systems on which the Application Software resides and will not transfer ownership of any of the Equipment in its data centers or other facilities to Amdocs.

7.0  BASE CASE VERIFICATION

The Composite Labor Rate, Application Maintenance Charge and Development Credit are calculated as set forth in Schedule J AT&T Base Case, utilizing the financial experience of AT&T as at the Effective Date. The calculation set forth in Schedule J as of the Effective Date is based upon the data set forth in Schedule J. Within the first [**] following the Effective Date, the Parties shall [**]. To the extent the Parties determine during such [**] period that there was an [**] in the

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Schedule I - Amdocs Charges

financial data used in the calculation set forth in Schedule J, the Parties agree to [**]. Upon agreement of the Parties to such [**] as at the Effective Date.

                      RESTRICTED - PROPRIETARY INFORMATION

  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                      Agreement Number: 05040057
                                                                      Schedule J

SCHEDULE J

This is Schedule J of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement.

Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

TRANSFERRED SALARIES AND CONTRACTOR COSTS

                                               Total Annual   Average   Rate   TEAM    Projected
Employees (by Title)              # in Title     Salaries      Salary   Zone     %    TEAM @100%
--------------------              ----------   ------------   -------   ----   ----   ----------
Assoc. Manager / Assoc. Analyst
Analyst
Sr. Analyst
Application / Sr. Team Lead                     (Information removed at this time)
Technical Architect
Sr. Tech. Architect
Sr. Tech Director
Business Manager
Sr. Business Manager

                                  [**]         [**]           Salaries (w/o TEAM)     [**]         TEAM Bonus
                                               [**]           [**]                    [**]         [**]
                                               [**]           Annual Loaded Salary    [**]         Loaded TEAM Amt

Contractor
Onsite  (Note 1)                  [**]                                  [**]
Offshore                          [**]                                  [**]
                                  [**]         [**]           Annual Contractor Expense

SUMMARY:                                       [**]
Employee Salary (Loaded)                                      (Without TEAM Bonus)
Offshore Contractor Cost                               [**]
                                               [**]
Loaded TEAM Bonus                              [**]
                                               [**]
Less: [**]% Discount                           [**]
Total After [**]% discount                     [**]
Maintenance Portion ([**]%)                    [**]
AMC                                            [**]

                      RESTRICTED - PROPRIETARY INFORMATION
The Information contained herein is for use only by authorized employees of AT&T
 Services Inc., and authorized Affiliates of AT&T Services Inc., and is not for general distribution within or outside the respective companies.


                                       1.

                                                      Agreement Number: 05040057
                                                                      Schedule J

ANNUAL APPLICATION DEVELOPMENT AND MAINTENANCE HOURS AS OF APRIL 15, 2007 ([**] TRANSFERRED EMPLOYEES & [**] THIRD PARTY OFFSHORE CONTRACTORS)

                                                      Transferred
                                                       Positions
                                                      -----------
 1) Employees Transferred                                    [**]
 2) Times: Work Hours in Year Per Employee                   [**]   [**]
 3) Annual Employee Hours                                    [**]   [**]
 4) Less: Non-Productive Hours (Note 1)                      [**]   [**]
 5) Annual Application Development and
       Maintenance (ADM) Hours (Employees)                   [**]   [**]
                                                             [**]
 6) Onsite Third Party Contractors                           [**]
 7) Times: Work Hours in Year Per Contractor                 [**]   [**]
 8) Annual Contractor Hours                                  [**]   [**]
 9) Less: Non-Productive Hours (Note 2)                      [**]   [**]
10) Annual ADM Hours (Onsite Contractors)                    [**]   [**]
11) Off-shore Third Party Contractors                        [**]
12) Times: Work Hours in Year Per Contractor                 [**]   [**]
13) Annual Contractor Hours                                  [**]   [**]
14) Less: Non-Productive Hours (Note 3)                      [**]   [**]
15) Annual ADM Hours (Offshore Contractors)                  [**]   [**]
16) Summary
17) Annual ADM Hours (Transferred Employees)                 [**]   [**]
18) Annual ADM Hours (Onsite Contractors)                    [**]   [**]
19) Annual ADM Hours (Offshore Contractors)                  [**]   [**]
20) Annual ADM Hours                                         [**]   [**]
21) Monthly ADM Hours                                        [**]   [**]
22)                                            [**]          [**]   [**]
23)                                            [**]          [**]   [**]
24)                                            [**]          [**]   [**]
25)                                            [**]          [**]   [**]

Notes:

(1)  Nonproductive hours for average transferred employee: [**]

(2)  Nonproductive hours for transferred onsite Third Party contractor:[**]

(3)  Nonproductive hours for transferred offshore Third Party contractor: [**]

(4) Based upon a study of the twelve months prior to the Effective Date, the split between development and maintenance/support is:

Development           [**]
Maintenance/Support   [**]

                      RESTRICTED - PROPRIETARY INFORMATION
The Information contained herein is for use only by authorized employees of AT&T
 Services Inc., and authorized Affiliates of AT&T Services Inc., and is not for general distribution within or outside the respective companies.


                                       2.

                                                Agreement Number: 20070413.019.C
                                                                      Schedule J

LABOR RATES

HOURLY LABOR RATE CALCULATION
 1) Transferred Employees                 [**]   [**]
 2)                                       [**]   [**]
 3)                                       [**]   [**]
 4)                                       [**]   [**]
 5)                                       [**]   [**]
 6)                                       [**]   [**]
                                          [**]   [**]
 7)                                       [**]   [**]
 8)                                       [**]   [**]
                                          [**]   [**]
 9) Transferred Third Party Contractors   [**]   [**]
10)                                       [**]   [**]
11)                                       [**]   [**]
12) Transferred Third Party Contractors   [**]   [**]
                                          [**]   [**]
13)                                       [**]   [**]
14)                                       [**]   [**]

ADDITIONAL RESOURCE CHARGE RATES
15) Composite Labor Rate                  [**]   [**]
    [**]                                         [**]


                                       3.

                                                Agreement Number: 20070413.019.C
                                                 Schedule K - ACME Projects List

   This is Schedule K of the Agreement. Capitalized terms not defined in this
               Schedule have the meaning given in the Agreement.
  Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

                                                         TARGETED
WORK REQUEST /  CLIENT OF  PROJECT    PROJECT             RELEASE                                   MAINT/
     EAP#         RECORD     NAME   DESCRIPTION  STATUS    DATE    REGION  PM  HOURS  DEVELOPMENT  SUPPORT
--------------  ---------  -------  -----------  ------  --------  ------  --  -----  -----------  -------
[**]                                [**]         [**]              [**]               [**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omissions. [**] A total of 35 pages have been omitted.


                      RESTRICTED - PROPRIETARY INFORMATION
The information contained herein is for use only by authorized employees of ATT
            Service, Inc., Amdocs, and thier authorized Affiliates.

                                                Agreement Number: 20070413.019.C
                                                 Schedule L - Affected Employees
                                                  and Critical Support Personnel

                                   SCHEDULE L
                AFFECTED EMPLOYEES AND CRITICAL SUPPORT PERSONNEL

This is Schedule L of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM Services.

This Schedule L, to be provided by AT&T to Amdocs on or after the Effective Date, is deemed to include the names of AT&T Personnel and the designation of Critical Support Personnel. AT&T may designate alternate AT&T Personnel as Critical Support Personnel to the extent an AT&T Personnel designated as Critical Support Personnel does not ultimately accept Amdocs' offer of employment.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                           Schedule L.1 - Employee Benefit Plans

                                  SCHEDULE L.1
                             EMPLOYEE BENEFIT PLANS

This is Schedule L.1 of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

In accordance with Article 8 (including Section 8.2) of the Agreement, Amdocs has provided copies of Amdocs Benefit Plans to AT&T Human Resources. The following is a list of such Benefit Plans:

     [**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                               Schedule M - [**]

                                   SCHEDULE M
                                      [**]

This is Schedule M of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM Services.

[**]

     This Agreement may not be terminated (in whole or in part) by AT&T pursuant to Section 20.3 of the Agreement for a period of twenty four months following the Commencement Date. In the event the Agreement is terminated for convenience by AT&T in full following the first twenty-four (24) months after the Commencement Date, AT&T shall pay Amdocs [**] set forth in Table 1 below.

     TABLE 1.

[**]   [**]
----   ----
[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

     The [**] set forth in the TABLE 1 above represents the [**]:

     1. [**];

     2. [**].

     In the event the Agreement is terminated for convenience by AT&T in part (whether in one partial termination event or through a series of partial termination events), AT&T shall pay Amdocs [**].

     To the extent AT&T requests Termination Assistance Services per SECTION 4.3 of the Agreement, AT&T shall pay for such Services as set forth in SECTIONS 4.3(B)(VIII) and 4.3(B)(IX) of the Agreement.

     [**].

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                               Schedule M - [**]

     The Parties agree that the [**].

     TABLE 2

[**]   [**]   [**]
----   ----   ---
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]
[**]   [**]   [**]

     Additionally, if following termination, AT&T or third party selected by AT&T wishes to [**]. Except as expressly provided otherwise in the Agreement, [**] set forth above. Accordingly, [**].

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                               Schedule M - [**]

     If Termination Assistance Services are not requested by AT&T, after the receipt of AT&T's payment for any Services, Amdocs shall [**].

     The foregoing states AT&T's sole and entire liability for fees and Amdocs' sole remedy for liability arising solely from AT&T's termination for convenience.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                  Schedule N.1 - AT&T Facilities

                                  SCHEDULE N.1
                                 AT&T FACILITIES

This is Schedule N.1 of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

This Schedule N.1 provides the list of AT&T Facilities for use by Amdocs as provided in Section 6.1 of the Agreement.

          STREET                      CITY         STATE    ZIP
------------------------------   ---------------   -----   -----
2700 WATT AVE                    SACRAMENTO          CA    95821
3707 KINGS WAY                   SACRAMENTO          CA    95821
7337 TRADE ST                    SAN DIEGO           CA    92121
2600 CAMINO RAMON                SAN RAMON           CA    94583
1 SCIENCE PARK                   NEW HAVEN           CT    06511
555 LONG WHARF DR                NEW HAVEN           CT    06511
225 W RANDOLPH ST -- Z1          CHICAGO             IL    60606
350 N ORLEANS ST                 CHICAGO             IL    60606
2000 W AT&T CENTER DR -- Z1      HOFFMAN ESTATES     IL    60192
220 N MERIDIAN ST                INDIANAPOLIS        IN    46204
240 N MERIDIAN ST                INDIANAPOLIS        IN    46204
5400 FOXRIDGE DR                 MISSION             KS    66202
31100 PLYMOUTH RD                LIVONIA             MI    48150
23500 NORTHWESTERN HWY BLDG      SOUTHFIELD          MI    48075
4 S OAK ST                       ELDON               MO    65026
909 CHESTNUT ST                  SAINT LOUIS         MO    63101
909 CHESTNUT ST -- YELLOW PAGE   SAINT LOUIS         MO    63101
300 WESTAGE BUSINESS CNTR        FISHKILL            NY    12524
6889 SNOWVILLE RD                BRECKSVILLE         OH    44141
45 ERIEVIEW PLAZA                CLEVELAND           OH    44114
510 S ELGIN AVE                  TULSA               OK    74120
530 MCCULLOUGH AVE               SAN ANTONIO         TX    75215
722 N BROADWAY                   MILWAUKEE           WI    53202
740 N BROADWAY                   MILWAUKEE           WI    53202

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                Schedule N.2 - Amdocs Facilities

                                  SCHEDULE N.2
                                AMDOCS FACILITIES

This is SCHEDULE N.2 of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

COUNTRY               STREET                   CITY          STATE      ZIP
-------   ------------------------------   ------------   ----------   -----
USA       2545 North First Street          San Jose       California   95131
USA       1390 Timberlake Manor Parkway    Chesterfield   Missouri     63017
USA       500 Chestnut Street, Suite 200   Abilene        Texas        79602
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]
[**]      [**]                             [**]

* The facility associated with this designation from which [**] is providing ADM services to AT&T as of the Effective Date is approved by AT&T.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                               Schedule N.4 - Amdocs Competitors

                                  SCHEDULE N.4
                               AMDOCS COMPETITORS

This is SCHEDULE N.4 of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

System Integrators:

Accenture Ltd.
International Business Machine Corp (IBM)
Electronic Data Systems Corporation (EDS)
[**]
Hewlett Packard Development Company, L.P.
Infosys Technologies Limited
[**]
CGI Group Inc. (includes AMS, American Management Systems Inc.)
Tata Consultancy Services Ltd.
Convergys Corp. (includes TELESENS/KSCL, GENEVA, Cygent)
[**]
Tech Mahindra Limited
Wipro Ltd.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                               Schedule P - [**]

                                   SCHEDULE P
                                      [**]

This is SCHEDULE P of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

At AT&T's request, Amdocs will [**].

AT&T may [**].

     [**]

[**]   [**]   [**]   [**]
----   ----   ----   ----
[**]                 [**]
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]
[**]                 [**]
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]

[**]

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                               Agreement Number: 200070413.019.C
                                                            Schedule Q - Reports

                                   SCHEDULE Q
                                     REPORTS

This is Schedule Q of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

This Schedule provides a list of certain required Reports as discussed in
SECTION 9.3 of the Agreement. Without limiting the foregoing, as part of the Services, Amdocs shall provide all reports required under the Agreement in accordance with Section 9.3(a) of the Agreement and other reports as were provided by or for AT&T during the twelve (12) months preceding the Commencement Date provided that Amdocs has knowledge of such reports and AT&T requires the continued provision of such reports.

                                                                                                      SCHEDULE / MASTER
REF #   REPORT TITLE/DESCRIPTION                                        RECIPIENT   FREQUENCY        AGREEMENT REFERENCE
-----   ------------------------                                        ---------   ---------   ----------------------------
1       SLA PERFORMANCE REPORT - CSLS                                   **          [**]        SCHEDULE F, 4.0
2       SLA PERFORMANCE REPORT - KMS                                    **          [**]        SCHEDULE F, 4.0
3       SLA PERFORMANCE REPORT - CRITICAL DELIVERABLES                  **          [**]        SCHEDULE F, 4.0
4       SERVICE LEVEL FAILURES & CREDITS REPORT                         **          [**]        SCHEDULE F, 5.0.4
5       APPLICATION STATUS REPORTING                                    **          [**]        SCHEDULE D, PART 1, 2.1.10
6       ADM PROJECT LOG                                                 **          [**]
           (CURRENT LIST OF PROJECTS, TARGET RELEASE, RESOURCE
           ESTIMATES)
7       ORGANIZATION CHART                                              **          [**]
8       PERSONNEL ROSTER                                                **          [**]
9       PERSONNEL ADD/DELETES                                           **          [**]
10      QUARTERLY EQUIPMENT INVENTORY REVIEW                            **          [**]
11      TRANSITION SERVICES STATUS REPORT                               **          [**]        AGREEMENT, SECTION 4.3.D
12      EVALUATION OF THIRD PARTY SOFTWARE                              **          [**]        AGREEMENT, SECTION 6.4.D
13      EVALUATION OF THIRD PARTY EQUIPMENT, COMPABILITY WITH THE       **          [**]        AGREEMENT, SECTION 6.4.E
           SERVICES

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                               Agreement Number: 200070413.019.C
                                                            Schedule Q - Reports

                                                                                                      SCHEDULE / MASTER
REF #   REPORT TITLE/DESCRIPTION                                        RECIPIENT   FREQUENCY        AGREEMENT REFERENCE
-----   ------------------------                                        ---------   ---------   ----------------------------
14      PROBLEM ANALYSIS                                                **          [**]        AGREEMENT, SECTION 7.3
           (ROOT CAUSE ANALYSIS & PROCESS IMPROVEMENT PLAN)
15      SURVEY FOLLOWUP                                                 **          [**]        AGREEMENT, SECTION 7.5(C)
           (ROOT CAUSE ANALYSIS & PROCESS IMPROVEMENT PLAN)                                     SCHEDULE P
16      NOTICE OF DEFAULT                                               **          [**]        AGREEMENT, SECTION 7.6
17      AMDOCS PERFORMANCE PROGRAM                                      **                      AGREEMENT, SECTION 9.4.C
18      TEMPORARY EMERGENCY FIX                                         **          [**]        AGREEMENT, SECTION 9.6.F
19      AMDOCS INTERNAL AUDIT REPORT                                    **          [**]        AGREEMENT, SECTION 9.9.F
20      RESPONSE TO AT&T INTERNAL OR EXTERNAL AUDITS                    **          [**]        AGREEMENT, SECTION 9.9.G
21      MBE/WBE/DVBE PARTICIPATION PLAN                                 **          [**]        AGREEMENT, SECTION 9.11(II)
22      [**]                                                            **          [**]        AGREEMENT, SECTION 11.11.C
23      COMPLIANCE WITH LAWS STATUS REPORTING                           **          [**]        AGREEMENT, SECTION 12.5
24      SUBCONTRACTOR PERFORMANCE REPORT                                **          [**]        SCHEDULE C.1, 5
25      HOURS CHARGEABLE TO T&M BUDGET                                  **          [**]        SCHEDULE D, PART 1, 2.3.2
           (CURRENT MONTH, YTD AND CUMULATIVE SINCE COMMENCEMENT                                SCHEDULE D, PART 1, 2.3.3
           DATE)
26      MONTHLY SUPPORT HOURS REPORT                                    **          [**]        SCHEDULE D, PART 1, 12.1.4
27      PROJECT STATUS TRACKING                                         **          [**]        SCHEDULE D, PART 1, 2.4
28      PRODUCTIVITY IMPROVEMENTS                                       **          [**]        SCHEDULE D, PART 1, 6.0
29      - HOW DIFFERENT FROM 31                                         **          [**]
30      DAILY SEVERITY 1 AND SEVERITY 2 PROBLEM STATUS                  **          [**]        SCHEDULE D, PART 1, 12.2.3.4

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                               Agreement Number: 200070413.019.C
                                                            Schedule Q - Reports

                                                                                                      SCHEDULE / MASTER
REF #   REPORT TITLE/DESCRIPTION                                        RECIPIENT   FREQUENCY        AGREEMENT REFERENCE
-----   ------------------------                                        ---------   ---------   ----------------------------
31      CUMULATIVE PROBLEM TRACKING REPORT                              **          [**]        SCHEDULE D, PART 1, 12.2.3.8
32      ROOT CAUSE ANALYSIS FOR SEVERITY 1, SEVERITY 2 AND              **                      SCHEDULE D, PART 1, 3.2.4
           SEVERITY 3 PROBLEMS                                                                  SCHEDULE D, PART 1, 12.2.1.4
33      LASR REFLOW STATISTICS                                          **          [**]        SCHEDULE F, TBD
34      CHANGE IN LAW PROGRESS REPORTS                                  **          [**]        SCHEDULE D, PART 1, 12.2.2.4
35                                                                      **          [**]
36      TIME REPORTING STATUS REPORT                                    **          [**]        SCHEDULE D, PART 1, 12.9
37      CINCINNATI BELL SUPPORT LOG                                     **                      SCHEDULE D, PART 1, 12.10
           (LOG OF SUPPORT PROVIDED TO CINCINNATI BELL) ???
38      SECURITY: VIOLATION REPORTS                                     **          [**]        SCHEDULE D, PART 2, 3.1.11
39      SECURITY: ACCOUNT UTILIZATION REPORTS                           **          [**]        SCHEDULE D, PART 2, 3.1.19
40      DISASTER RECOVERY TEST REPORT                                   **          [**]        SCHEDULE D, PART 2, 6.3.6
41      TRANSITION PLAN                                                 **          [**]        SCHEDULE G
42      TERMINATION ASSISTANCE SERVICES                                 **          [**]        SCHEDULE H
                                                                        **          [**]
44      PRIME SUPPLIER MBE/WBE/DVBE PARTICIPATION PLAN                  **          [**]        SCHEDULE S
45      IT PEFORMANCE MEASURES REMEDY REPORT                            **          [**]        TBD
46      OBF PREORDERING MONITORING REPORTS - NEED MORE INFORMATION      **          [**]        TBD
47      RELEASE CONTENTS BY RELEASE - NEED MORE INFORMATION             **          [**]        TBD
48      CORPORATE INFORMATION SECURITY - DATASET ACCESS REPORTS:        **          [**]        TBD
           EMERGENCY ACCESS; TURNAROUND TIME; APPROVED ACCESS CHANGES
           - DON'T UNDERSTAND THIS REQUIREMENT

**   Report Recipients will be determined during Transition

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                     Schedule S - MBE/BE/DVBE Participation Plan

SCHEDULE S - PRIME AMDOCS MBE/WBE/DVBE PARTICIPATION PLAN

                          YEAR REPORTING: _____________

PRIME SUPPLER NAME:   __________________________________________________________
ADDRESS:              __________________________________________________________
                      __________________________________________________________
COMPANY E-MAIL:       __________________________________________________________
TELEPHONE NUMBER:     __________________________________________________________

DESCRIBE GOODS OR SERVICES BEING PROVIDED UNDER THIS AGREEMENT:

DESCRIBE YOUR M/WBE-DVBE OR AMDOCS DIVERSITY PROGRAM AND THE PERSONNEL DEDICATED TO THAT PROGRAM:

THE FOLLOWING, TOGETHER WITH ANY ATTACHMENTS, IS SUBMITTED AS AN MBE/WBE/DVBE PARTICIPATION PLAN.

1.   GOALS

     A.   WHAT ARE YOUR MBE/WBE/DVBE PARTICIPATION GOALS?

          MINORITY BUSINESS ENTERPRISES (MBEs)            ______________________
          WOMAN BUSINESS ENTERPRISES (WBEs)               ______________________
          DISABLED VETERAN BUSINESS ENTERPRISES (DVBEs)   ______________________

     B.   WHAT IS THE ESTIMATED ANNUAL VALUE OF THIS CONTRACT WITH:

          Ameritech                        _____________________________________
          Bell South                       _____________________________________
          Nevada Bell                      _____________________________________
          Pacific Bell                     _____________________________________
          Southern New England Telephone   _____________________________________
          Southwestern Bell                _____________________________________
          Ameritech Data Services (ADS)    _____________________________________
          AT&T Advanced Solutions (ASI)    _____________________________________
          AT&T Long Distance               _____________________________________
          AT&T Telecom (National/Local)    _____________________________________
          AT&T Mobility                    _____________________________________
          Other AT&T Affiliate             _____________________________________
          Total Across Affiliates          _____________________________________

          Note: Indicate dollar award(s) as it applies to this contract (i.e. Pacific Bell, SWBT, and/or Affiliate).

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                     Schedule S - MBE/BE/DVBE Participation Plan

     C.   WHAT ARE THE DOLLAR AMOUNTS OF YOUR PROJECTED MBE/WBE/DVBE PURCHASES?

          MINORITY BUSINESS ENTERPRISES (MBEs)            ______________________
          WOMAN BUSINESS ENTERPRISES (WBEs)               ______________________
          DISABLED VETERAN BUSINESS ENTERPRISES (DVBEs)   ______________________

          SEE MBE/WBE/DVBE CANCELLATION CLAUSE IN AGREEMENT FOR DEFINITIONS OF MBE, WBE, AND DVBE.

2. LIST THE PRINCIPAL GOODS AND SERVICES TO BE SUBCONTRACTED TO MBE/WBE/DVBEs OR DELIVERED THROUGH MBE/WBE/DVBE VALUE-ADDED RESELLERS.

            DETAILED PLAN FOR USE OF MBE/WBE/DVBES AS SUBCONTRACTORS,
                       DISTRIBUTORS, VALUE-ADDED RESELLERS

     For every product and service you intend to use, provide the following information. (attach additional sheets if necessary)

                                               PRODUCTS/SERVICES
COMPANY NAME   CLASSIFICATION (MBE/WBE/DVBE)     TO BE PROVIDED    $ VALUE   DATE TO BEGIN
------------   -----------------------------   -----------------   -------   -------------


                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                     Schedule S - MBE/BE/DVBE Participation Plan

3. AMDOCS AGREES THAT IT WILL MAINTAIN ALL NECESSARY DOCUMENTS AND RECORDS TO SUPPORT ITS EFFORTS TO ACHIEVE ITS MBE/WBE/DVBE PARTICIPATION GOAL(S). AMDOCS ALSO ACKNOWLEDGES THE FACT THAT IT IS RESPONSIBLE FOR IDENTIFYING, SOLICITING AND QUALIFYING MBE/WBE/DVBE SUBCONTRACTORS, DISTRIBUTORS AND VALUE-ADDED RESLLERS.

4. THE FOLLOWING INDIVIDUAL, ACTING IN THE CAPACITY OF MBE/WBE/DVBE COORDINATOR FOR AMDOCS, WILL:

     A.   ADMINISTER THE MBE/WBE/DVBE PARTICIPATION PLAN

     B.   SUBMIT SUMMARY REPORTS

     C. COOPERATE IN ANY STUDIES OR SURVEYS AS MAY BE REQUIRED, IN ORDER TO DETERMINE THE EXTENT OF COMPLIANCE BY THE AMDOCS WITH THE PARTICIPATION PLAN

     NAME:
                             ---------------------------------------------------
     TITLE:
                             ---------------------------------------------------
     TELEPHONE NUMBER:
                             ---------------------------------------------------

     AUTHORIZED SIGNATURE:
                             ---------------------------------------------------
     DATE:
                             ---------------------------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                     Schedule S - MBE/BE/DVBE Participation Plan

                                                 M/WBE-DVBE QUARTERLY RESULTS REPORT
                                                  FOR THE FOLLOWING AT&T AFFILIATE:

                                                ------------------------------------

     NOTE: Subcontracting Results should reflect ONLY M/WBE-DVBE dollars directly traceable to sales DURING THE REPORT QUARTER.

                                   Results must be reported individually for each AT&T subsidiary.
------------------------------------------------------------------------------------------------------------------------------------
THIS SUMMARY REPORT SHOULD BE E-MAILED TO:    AT&TSD@MSG.PACBELL.COM

Authorized signed copy should be mailed to:   PRIME SUPPLIER PROGRAM MANAGER
                                              2600 CAMINO RAMON,  ROOM 1E050
                                              SAN RAMON, CA  94583   FAX # (925)867-4414

   Note: Questions and/or requests for assistance may be referred to the Prime Supplier Program Manager at AT&TSD@msg.pacbell.com
------------------------------------------------------------------------------------------------------------------------------------

1. REPORTING COMPANY:                                          2. CONTRACT/     3. REPORT QUARTER:
                                                                  WORK ORDER
Company Name:                                                     NUMBER:       This report reflects the utilization of Minority
                    ----------------------------------------                    Business Enterprise/Woman Business Enterprise/
Address:                                                                        Disabled Veterans Enterprise participation for
                    ----------------------------------------                    period
City, State, Zip:
                    ----------------------------------------                                                                 through
Contact Name:                                                  --------------   --------------------------------------------
                    ----------------------------------------   (If available)   --------------------------------------------
Title:                                                                                     (Please indicate dates)
                    ----------------------------------------
E-mail:
                    ----------------------------------------
Date:
                    ----------------------------------------
Telephone:
                    ----------------------------------------


SIGNATURE:
           -------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                       PARTICIPATION GOAL                                              PARTICIPATION ACHIEVEMENT
----------------------------------------------------------------   -----------------------------------------------------------------
4.                    ANNUAL GOAL                                  5.                                   ACTUAL FOR QUARTER
                   ----------------                                                                ---------------------------
                   MBE   WBE   DVBE                                                                  MBE       WBE       DVBE
                   ---   ---   ----                                                                -------   -------   -------
Percent of Total                                                   Dollars paid by Prime
   Sales           ___   ___   ____                                   Supplier to Subcontractors   _______   _______   _______
                                                                   Total Dollars Paid to
                                                                      Prime Supplier by AT&T       _______   _______   _______
                                                                   % of total AT&T $ Paid by
                                                                      Prime Supplier to
                                                                      Subcontractors               #DIV/0!   #DIV/0!   #DIV/0!
------------------------------------------------------------------------------------------------------------------------------------
                                                    AT&T - SUBCONTRACTING RESULTS
------------------------------------------------------------------------------------------------------------------------------------
6. M/WBE-DVBE SUBCONTRACTOR(S)                                     Ethnic/Gender:                                     Total Dollars:
                                                                   --------------                                     --------------
Name:
                     --------------------------------------
Address:                                                           ------------------------------------------------
                     --------------------------------------
City, State, Zip:
                     --------------------------------------        CERTIFYING AGENCY:
Telephone:
                     --------------------------------------        ------------------------------------------------
Goods or Services:
                     --------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                    SEC - SUBCONTRACTING RESULTS
------------------------------------------------------------------------------------------------------------------------------------
6. M/WBE-DVBE SUBCONTRACTOR(S)                                     Ethnic/Gender:                                     Total Dollars:
                                                                   --------------                                     --------------
Name:
                     --------------------------------------
Address:                                                           ------------------------------------------------
                     --------------------------------------
City, State, Zip:
                     --------------------------------------        CERTIFYING AGENCY:
Telephone:
                     --------------------------------------        ------------------------------------------------
Goods or Services:
                     --------------------------------------
                                                                   If other please specify:

                                                                   -----------------------------------------------------------------

To add additional subcontractors, copy the entire light gray area and paste directly below this line.
------------------------------------------------------------------------------------------------------------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                           Schedule U - Executive Orders and Federal Regulations

                                   SCHEDULE U
                    EXECUTIVE ORDERS AND FEDERAL REGULATIONS

This is Schedule U of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the ADM industry.

Services under this Agreement shall be subject to the provisions of certain Executive Orders, federal laws, state laws and associated regulations governing performance of this Agreement including, but not limited to: Executive Order 11246, Executive Order 11625, Executive Order 11701 and Executive Order 12138,
Section 503 of the Rehabilitation Act of 1973, as amended, and the Vietnam Era Veteran's Readjustment Assistance Act of 1974. To the extent that such Executive Orders, federal laws, state laws and associated regulations apply to the Services, and only to that extent, Amdocs agrees to comply with the provisions of all such Executive Orders, federal laws, state laws and associated regulations, as now in force or as may be amended in the future, including, but not limited to, the following:

1.   EQUAL EMPLOYMENT OPPORTUNITY DUTIES AND PROVISIONS OF GOVERNMENT
     CONTRACTORS

     In accordance with 41 C.F.R. Section 60-1.4(a), the parties incorporate herein by this reference the regulations and contract clauses required by that section, including, but not limited to, Amdocs' agreement that it will not discriminate against any employee or applicant for employment because of race, color, religion, sex or national origin. Amdocs will take affirmative action to ensure that applicants are employed, and that employees are treated during employment, without regard to their race, color, religion, sex or national origin.

2.   AGREEMENT OF NON SEGREGATED FACILITIES

     In accordance with 41 C.F.R. Section 60-1.8, Amdocs agrees that it does not and will not maintain or provide for its employees any facilities segregated on the basis of race, color, religion, sex or national origin at any of its establishments, and that it does not, and will not, permit its employees to perform their services at any location, under its control, where such segregated facilities are maintained. The term "facilities" as used herein means waiting rooms, work areas, restaurants and other eating areas, time clocks, rest rooms, washrooms, locker rooms and other storage or dressing areas, parking lots, drinking fountains, recreation or entertainment areas, transportation, and housing facilities provided for employees; provided that separate or single-user restrooms and necessary dressing or sleeping areas shall be provided to assure privacy between the sexes.

3.   AGREEMENT OF AFFIRMATIVE ACTION PROGRAM

     Amdocs agrees that it has developed and is maintaining an Affirmative Action Plan as required by 41 C.F.R. Section 60-1.4(b).

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                           Schedule U - Executive Orders and Federal Regulations

4.   AGREEMENT OF FILING

     Amdocs agrees that it will file, per current instructions, complete and accurate reports on Standard Form 100 (EE0-1), or such other forms as may be required under 41 C.F.R. Section 60-1.7(a).

5. AFFIRMATIVE ACTION FOR HANDICAPPED PERSONS AND DISABLED VETERANS, VETERANS OF THE VIETNAM ERA.

     In accordance with 41 C.F.R. Section 60-250.20, and 41 C.F.R. Section 60-741.20, the parties incorporate herein by this reference the regulations and contract clauses required by those provisions to be made a part of government contracts and subcontracts.

6. UTILIZATION OF SMALL, SMALL DISADVANTAGED AND WOMEN-OWNED SMALL BUSINESS CONCERNS

     As prescribed in 48 C.F.R., Ch. 1, 19.708(a):

     (a) It is the policy of the United States that small business concerns, small business concerns owned and controlled by socially and economically disadvantaged individuals and small business concerns owned and controlled by women shall have the maximum practicable opportunity to participate in performing contracts let by any Federal agency, including contracts and subcontracts for systems, assemblies, components and related services for major systems. It is further the policy of the United States that its prime contractors establish procedures to ensure the timely payment amounts due pursuant to the terms of the subcontracts with small business concerns, small business concerns owned and controlled by socially and economically disadvantaged individuals and small business concerns owned and controlled by women.

     (b) Amdocs hereby agrees to carry out this policy in the awarding of subcontracts to the fullest extent consistent with efficient contract performance. Amdocs further agrees to cooperate in any studies or surveys as may be conducted by the United States Small Business Administration or the awarding agency of the United States as may be necessary to determine the extent of Amdocs' compliance with this clause.

     (c) As used in this Agreement, the term "small business concern" shall mean a small business as defined pursuant to Section 3 of the Small Business Act and relevant regulations promulgated pursuant thereto. The term "small business concern owned and controlled by socially and economically disadvantaged individuals" shall mean a small business concern (i) which is at least fifty-one percent (51%) unconditionally owned by one or more socially and economically disadvantaged individuals, or, in the case of any publicly owned business, at least fifty-one percent (51%) of the stock of which is unconditionally owned by one or more socially and economically disadvantaged individuals; and (ii) whose management and daily business operations are controlled by one or more such individuals. This term shall also mean a small business concern that is at least fifty-one percent (51%) unconditionally owned by an economically disadvantaged Indian tribe or Native Hawaiian Organization, or a publicly owned business having at least fifty-one percent (51%) of its stock unconditionally owned by one of these entities which has its management and daily business controlled by members of an economically

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                           Schedule U - Executive Orders and Federal Regulations

          disadvantaged Indian tribe or Native Hawaiian Organization, and which meets the requirements of 13 CRF part 124. Amdocs shall presume that "socially and economically disadvantaged individual" includes Black Americans, Hispanic Americans, Native Americans, Asian-Pacific Americans, Subcontinent Asian Americans and other minorities, or any other individual found to be disadvantaged by the Administration pursuant to Section 8(a) of the Small Business Act. Amdocs shall presume that socially and economically disadvantaged entities also include Indian Tribes and Native Hawaiian Organizations.

     (d) The term "small business concern owned and controlled by women" shall mean a small business concern (i) which is at least fifty-one percent (51%) owned by one or more women, or, in the case of any publicly owned business, at least fifty-one percent (51%) of the stock of which is owned by one or more women, and (ii) whose management and daily business operations are controlled by one or more women; and

     (e) Amdocs may rely in good faith on written representations by its Subcontractors regarding their status as a small business concern, a small business concern owned and controlled by socially and economically disadvantaged individuals or a small business concern owned and controlled by women.

7.   SMALL, SMALL DISADVANTAGED AND WOMEN-OWNED SMALL BUSINESS SUBCONTRACTING
     PLAN.

     Amdocs will require that all Subcontractors adopt a plan similar to the plan required by 48 CFR Ch. 1 at 52.219-9.

8.   EXPORT CONTROL REGULATIONS

     Amdocs will comply with Bureau of Industry and Security Export Control Regulations as defined in the Export Administration Act of 1979 ("EAA") and as continued through Executive Order 13222 of August 17, 2001 (66 Fed. Reg. 44025 (August 22, 2001)) by the President of the United States under the International Emergency Economic Powers

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Exhibit 1 - Form Of Invoice

                                    EXHIBIT 1
                                 FORM OF INVOICE

Supplier Name      ___________________________________
Address            ___________________________________
City, State Zip    ___________________________________
Telephone Number   ___________________________________

INVOICE NO: _____________________      DATE: _____________________

BILL TO: AT&T SERVICES, INC.
         1010 Pine Street
         St. Louis, MO 63101
         ATTN: AT&T Senior Contract Manager

SERIAL NUMBER                DESCRIPTION                 AMOUNT US DOLLARS
-------------   --------------------------------------   -----------------
      1         Services provided during (Month Year),      $xxx,xxx.xx
                per attached details
                                                            -----------
(AMOUNT WRITTEN OUT)                                        $xxx,xxx.xx
                                                            ===========

PAYMENT INSTRUCTIONS:
Supplier Name     ___________________________________
Address           ___________________________________
City, State Zip   ___________________________________

PAYMENT TERMS: PAYMENT DUE WITHIN FORTY FIVE (45) DAYS OF RECEIPT

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                     Exhibit 1 - Form Of Invoice

                                                                     PAGE X OF Y
                                                  INVOICE NUMBER: ______________
                                                    INVOICE DATE: ______________

                               INVOICE LINE ITEMS

                                            NO. OF                            AMOUNT US
SERIAL NO.            DESCRIPTION            UNITS    UNIT    RATE    UNIT     DOLLARS
----------   ----------------------------   ------   -----   ------   ----   -----------
     1       (Individual Name)               xxx.x   Hours   $xx.xx   Hour    $x,xxx.xx
     2
     3
     4
     5
     6
   etc.
                                                                             -----------
                                                                      TOTAL: $XXX,XXX.XX
                                                                             ===========

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                       Exhibit 3 - Form of Order

                                    EXHIBIT 3
                                  FORM OF ORDER

This Order shall be governed pursuant to the terms and conditions of Information Technology Services Agreement No. 20070413.019.C. Capitalized terms not defined in this Order have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services. Any terms and conditions on this Order that modify or change the terms and conditions of the Information Technology Services Agreement No. 20070413.019.C shall apply to this Order only.

1.   DESCRIPTION OF MATERIAL AND/OR SERVICES

     Amdocs will provide [FILL IN WHAT AMDOCS WILL PROVIDE AND REFERENCE THE APPENDIX THAT DESCRIBES THE APPLICABLE MATERIAL AND/OR SERVICES].

     The Software and Program Material being ordered are ________________, and IS [OR IS NOT] [AMDOCS OWNED SOFTWARE (E.G., AMDOCS STANDARD COMMERCIALLY AVAILABLE SOFTWARE)] (SOURCE CODE IS [OR IS NOT] required).

     Additional Specifications, including functionality requirements, and performance standards include:

          2. TERM SPECIFIC FOR THIS ORDER:

     [STATE THE TERM REQUIRED TO PERFORM SERVICES.]

          3. PERSONNEL TO PERFORM THE SERVICES:

     [STATE WHETHER THERE IS ANY SPECIFIC PERSONNEL REQUIRED TO PERFORM
     SERVICES.]

          4. LOCATION:

     [FILL IN WHERE SERVICES WILL BE PERFORMED OR MATERIAL WILL BE SHIPPED.]

          5. PRICES:

     [STATE THE APPLICABLE PRICE USING APPLICABLE LABOR RATES IN (SCHEDULE I) AND/OR REFERENCE THE APPENDIX THAT STATES THE APPLICABLE PRICE.]

          6. PAYMENT:

     [PAYMENT MUST BE LINKED TO MILESTONES; FOR INSTANCE, DELIVERY OF MATERIAL OR PERFORMANCE OF SERVICE.]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                       Exhibit 3 - Form of Order

          7. INVOICES AND BILLING INFORMATION:

     Invoices and billing information are to sent to:

     AT&T Services, Inc.
     (Name)
     (Address)
     (Address)

8. PROJECT MANAGER/POINT OF CONTACT:

     The project manager and/or point of contact shall be:

     AT&T Services, Inc.
     (Name)
     (Address)
     (Address)

9. NAME OF ELIGIBLE RECIPIENT ORDERING SERVICES:

     AT&T Services, Inc.
     (Name)
     (Address)
     (Address)

     [REIMBURSEMENTS ARE COVERED IN EXHIBIT 4

10. OTHER SPECIAL TERMS AND CONDITIONS APPLICABLE TO THE ORDER ARE:

IN WITNESS WHEREOF, the Parties have caused this Order to be executed by duly authorized representatives:

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                       Exhibit 3 - Form of Order

AMDOCS, INC.                            AT&T SERVICES, INC.


By:                                     By:
      -------------------------------         ----------------------------------
Name:                                   Name:
      -------------------------------         ----------------------------------
Title:                                  Title:
      -------------------------------         ----------------------------------
Date:                                   Date:
      -------------------------------         ----------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

                                    EXHIBIT 4
                        AT&T'S EXPENSE GUIDE AND POLICIES

This is Exhibit 4 of the Agreement. Capitalized terms not defined in this Exhibit have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

AT&T is not responsible for any travel, meal or other business related expense incurred by Supplier whether or not incurred in its performance of its obligations under this Agreement, unless reimbursement of expenses is expressly authorized in this Agreement or an Order pursuant to this Agreement. If reimbursement of expenses is so authorized, in order to be reimbursable, each and every such expense must comply with the requirements of AT&T's Vendor Expense Policy in this Exhibit 4 (detailed below). Supplier must provide in a timely manner receipts and other documentation as required by the Vendor Expense Policy and such additional documentation or information requested by AT&T to substantiate expenses submitted by Supplier for reimbursement.

1.0 GENERAL

AT&T Vendor Expense Policy (VEP) provides guidelines to be followed by all vendors of AT&T in requesting reimbursement for business travel, meals and other business related expense. Expenses outside this policy are not reimbursable.

The following principles apply to requests for expense reimbursement:

When spending money that is to be reimbursed, vendors must ensure that an AT&T Company ("Company") receives proper value in return. Prudent and proper judgment must be used in reporting and approving business expenses.

The concept that a vendor and their employees are 'entitled' to certain types or amounts of expenditures while conducting business with the Company is erroneous. Personal expenditures reported for reimbursement should be billed exactly as they were incurred. The use of averages for any type expenditure or combination of expenditures is not permitted except as specifically provided or documented in a contract.

Every vendor and AT&T employee who certifies or approves the correctness of any voucher or bill should have reasonable knowledge the expense and amounts are proper and reasonable. In the absence of the adoption of such policy, or existing contractual agreements, these guidelines are considered the minimum requirements for requesting reimbursement of Company funds. These policies should be included in any new or renewed contract with a contractor or consultant.

DEVIATIONS FROM THIS VEP MUST BE APPROVED IN WRITING BY THE SPONSORING SENIOR MANAGER OR OFFICER OF AN AT&T COMPANY.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

Employees should refer to the Section entitled "Payments" in the Schedule of Authorizations For Affiliates of AT&T, Inc. for appropriate vendor invoice authorization approval levels.

Receipts should be requested and reviewed for any unusual or out of the ordinary expenses or where the approver cannot make a reasonable determination on the propriety of the transaction without a receipt.

The origination of a given expenditure for business purposes is the responsibility of the vendor incurring the expense and the authorization of that expense is the responsibility of the appropriate level of AT&T management in accordance with the Schedule of Authorizations For Affiliates of AT&T, Inc.

1.1 NON-REIMBURSABLE EXPENSES

     The following expenses are considered non-reimbursable:

     -    Airline club membership fees, dues, or upgrade coupon

     -    Meals not consistent with AT&T employee policy

     -    Annual credit card fees

     -    Barber/Hairstylist/Beautician Expenses

     - Car rental additional fees associated with high speed toll access programs

     -    Car Washes

     -    Entertainment expenses

     -    Health Club and Fitness facilities

     -    Hotel Safe rental

     -    Upgrades on airline fees

     - Excessive tips, i.e., in excess of 15% of cost of meal or services, excluding tax

     -    PC, cell phone, and other vendor support expenses

     - Meals not directly required to do business on the AT&T account (e.g. vendors cannot voucher lunch with each other simply to talk about AT&T)

     -    In-flight drinks

     -    Magazines & newspapers

     -    Personal entertainment

     -    Expenses associated with spouses or other travel companions

     -    Office expenses of vendors

     - Surcharges for providing fast service (not related to delivery charges such as Fedex, UPS, etc.). AT&T expects all vendors to complete the terms of contracts in the shortest period practicable. Charges for shortening the timeframe in which contracts are fulfilled are not permissible.

     - Vendors may not submit expenses to cover meals or expenses for an AT&T employee, whether in a home location or on official travel

     -    Travel purchased with prepaid air passes.

     - Birthday cakes, lunches, balloons, and other personal celebration/recognition costs

     - Break-room supplies for the vendor, such as coffee, creamer, paper products, soft drinks, snack food

     -    Water (bottled or dispensed by a vendor)

     -    Clothing, personal care, and toiletries

     - Laundry (except when overnight travel is required for 7 or more consecutive nights)

                     RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

     -    Flight or rental car insurance

     -    Flowers, cards and gifts

     -    Hotel pay-per-view movies, Video Games and/or mini bar items

     -    High speed internet access in hotels (added to 3.5)

     -    Lost luggage

     -    Traffic or Parking Fines

     -    Tobacco Products

     -    Medical supplies

     -    Membership fees to exercise facilities or social/country clubs

     -    Movies purchased while on an airplane

     -    Phone usage on airline unless business emergency

     FAILURE TO COMPLY WITH THE ABOVE MENTIONED RESTRICTIONS WILL RESULT IN THE COMPANY REFUSING PAYMENT OF CHARGES OR PURSUING RESTITUTION FROM THE VENDOR.

2.0 RESPONSIBILITIES

     2.1 VENDOR'S RESPONSIBILITY
     AT&T's sponsoring client managers will ensure that vendors have been covered on this policy prior to incurring any expenditures. Vendors and their sponsoring client managers are responsible for clarifying any questions or uncertainties they may have relative to reimbursable business expenses.

     It is mandatory that financial transactions are recorded in a timely manner. OUT-OF-POCKET BUSINESS EXPENSE(S) FOR VENDORS THAT ARE NOT SUBMITTED FOR REIMBURSEMENT WITHIN 90 CALENDAR DAYS FROM THE DATE INCURRED ARE CONSIDERED NON-REIMBURSABLE. Company managers who are responsible for approving reimbursable expenses of vendors should ensure they are submitted and approved in a timely manner.

     2.2 AT&T SPONSORING MANAGEMENT RESPONSIBILITY
     Prior to authorizing reimbursement to the vendor for expenditures, it is the responsibility of the AT&T managers authorizing the payment to determine that:

     -    The expenditure is reasonable and for a legitimate business purpose.

     - The expenditure complies with the policies contained in this document, the Code of Business Conduct, and other applicable Company practices.

     - All expenses are reviewed through Payment.Net or on form AT&T-4472APA and that expenses are prepared in accordance with proper accounting details.

     In addition, the sponsoring AT&T managers are responsible for ensuring the Vendor Expense Policy has been communicated to each vendor, and that the information contained herein is proprietary/confidential information and ensures its security and confidentiality. The Vendor must agree to maintain this information in confidence.

                     RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

3.0 TRAVEL POLICY

Vendors must first consider the feasibility of using videoconferencing or teleconferencing as an alternative to travel. Travel that is to be reimbursed by AT&T should be incurred only as necessary.

AT&T reserves the right to dispute any expense submittal and if not verifiable as valid may reject reimbursement. Reimbursements will be made to vendor only after expenses are verified as valid.

     3.1  TRAVEL AUTHORIZATION

          Travel requiring overnight stays must be approved by the sponsoring AT&T senior manager (5th level or above) and should be approved only if it is necessary for the vendor to travel to perform required work.

     3.2  TRAVEL RESERVATIONS

          Vendors are expected to procure the most cost efficient travel arrangements, preferably equivalent to the AT&T discount rate. AT&T does not reimburse for travel purchased with prepaid air passes.

     3.3  TRAVEL EXPENSE REIMBURSEMENT

          Vendor travel expenses incurred for company business are reimbursable only as specified in these guidelines. Travel expenses may include the following:

          - transportation (airfare or other commercial transportation, car rental, personal auto mileage, taxi and shuttle service)

          -    meals and lodging

          -    parking and tolls

          -    tips/porter service (if necessary and reasonable)

          Vendors who stay with friends or relatives or other vendor employees while on a Company business trip will NOT be reimbursed for lodging, nor will they be reimbursed for expenditures made to reciprocate their hospitality by buying groceries, being host at a restaurant, etc.

          The expense must be ordinary and necessary, not lavish or extravagant, in the judgment of the AT&T sponsoring management. Any reimbursement request must be for actual expenditures only.

     3.4  AIR TRAVEL ARRANGEMENTS

          Vendors must select lowest logical airfare (fares available in the market at the time of booking, preferably well in advance of trip to attain lowest possible airfare). Vendors shall book coach class fares for all domestic travel at all times. First class bookings are not reimbursable. Vendors can request business class when a single segment of flight time ("in air time" excluding layovers or ground time) is greater than 5 hours, or when flights are intercontinental.

     3.5  HOTEL ARRANGEMENTS

          AT&T has established Market-Based Room Rate GuidelineS for vendors to reference when making hotel reservations (see Addendum A). Vendors are expected to abide by these guidelines

                     RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

          when making hotel arrangements. AT&T will only reimburse vendors up to the established room rate guideline in each market, or for actual hotel lodging charges incurred, whichever is less. There must be a strong business justification for incurring any cost for internet access, and a request for reimbursement must be accompanied by a detailed explanation regarding reason for charge.

          NOTE: Vendors must indicate the number of room nights on the transaction line when invoicing for reimbursement of hotel expenses. Copies of all hotel bills must be made available for any invoice containing lodging charges.

     3.6  GROUND TRANSPORTATION

          While away from their home location overnight, vendors are expected to utilize rapid transit or local shuttle service. If the hotel provides a complimentary shuttle, vendors are to use this service before paying for transportation. If complimentary service is not provided a taxi or other local transportation is reimbursable as a business expense. Tips provided to taxi drivers cannot exceed 15% of the value of the total fare

          A rental car is appropriate when the anticipated business cost is less than that of other available public transportation. Except to the extent necessary to accommodate several travelers and/or luggage requirements, vendors will not be reimbursed for automobile rentals other than economy or mid-sized/intermediate models.

          "Loss Damage Waiver" and "Extended Liability Coverage" are not considered reimbursable. Prepaid fuel or refueling charges at the time of return are not reimbursable. Rental cars should be refueled before returning to the rental company, since gas purchased through the rental company carries an expensive refueling service charge.

     3.7  USE OF PERSONAL VEHICLE

          When use of personal vehicle is required, the currently applicable IRS mileage rate for miles driven for the business portion of the trip should be the maximum used to determine the amount to be reimbursed.

     3.8  PARKING

          If airport parking is necessary, vendors must use long term parking facilities. Additional costs for short term, valet or covered parking are not reimbursable.

     3.9  ENTERTAINMENT

          Entertainment expense is not reimbursable to vendors. Entertainment includes meal expense involving AT&T personnel, golf fees, tickets to events and related incidental expenses. Hotel charges for a pay-per-view movie, individual sightseeing tours, or other individual activities (i.e., golf, sporting event, movie, etc.) are not reimbursable.

     3.10 LAUNDRY AND CLEANING

          Reasonable laundry charges during business trips of seven or more CONSECUTIVE nights are reimbursable based on actual expenses incurred.

     3.11 COMMUNICATIONS

                     RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies


          The actual cost of landline telephone calls for AT&T business are reimbursable. The use of AT&T products is required when available.

          AT&T will not reimburse vendors for cell phone bills. With prior consent of the sponsoring AT&T Senior Manager, only individual calls that EXCEED a vendor's rate plan that are necessary to conduct business for AT&T may be reimbursed.

          Charges for high speed internet access are not reimbursable.

     3.12 BUSINESS MEALS (TRAVEL AND NON-TRAVEL)

          Vendors are expected to find reasonably priced dining alternatives. As a general rule, vendors are expected to spend $42.00 OR LESS PER DAY inclusive of tax and gratuity. This includes all meals, beverages and refreshments purchased during the day. Requests for reimbursement should break out the amount for meals and list the related number of travel days. If breakfast is offered as part of the hotel accommodation rate, no additional reimbursement will be permitted for breakfast. Vendors may not submit expenses to cover meals or expenses for an AT&T employee, whether in a home location or on official travel.

          AT&T managers authorizing invoices will be held accountable for ensuring that vendors are following this policy and are spending Company funds economically.

     3.13 FLOWERS, GREETING CARDS, GIFTS AND INCENTIVE AWARDS

          The cost of gifts, flowers, birthday lunches, or greeting cards is considered a personal expense and is not reimbursable. For example, vendors making a donation or providing a gift for a fund-raiser for AT&T may not submit such an expense to AT&T for reimbursement.

     3.14 LOSS OR DAMAGE TO PERSONAL PROPERTY

          The Company assumes no responsibility for loss or damage to a vendor's personal property during business functions or hours.

     3.15 PUBLICATIONS

          Subscriptions to or purchases of magazines, newspapers and other publications are not reimbursable.

                     RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

                                   ADDENDUM A

                    AT&T 2007 HOTEL ROOM RATE ONLY GUIDELINES

                           2007                                2007                               2007
CITY                ST   GUIDELINE    CITY              ST   GUIDELINE    CITY            ST   GUIDELINE
-----------------   --   ---------   ----------------   --   ---------   --------------   --   ---------
Anchorage           AK      $200     Downers Grove      IL      $ 90     Teaneck          NJ      $140
Fairbanks           AK      $160     Hoffman Estates    IL      $110     Tinton Falls     NJ      $140
Ketchikan           AK      $135     Joliet             IL      $ 90     Warren           NJ      $160
Glennallen          AK      $135     Matteson           IL      $ 90     Whippany         NJ      $200
Fayetteville        AR      $ 90     Oak Lawn           IL      $110     Pahrump          NV      $ 90
Hot Springs         AR      $ 90     Peoria             IL      $ 90     Reno             NV      $110
Little Rock         AR      $ 90     Rosemont           IL      $155     Buffalo          NY      $135
Mesa                AZ      $140     Schaumburg         IL      $120     New York         NY      $325
Phoenix             AZ      $140     Springfield        IL      $ 90     Syracuse         NY      $135
Tempe               AZ      $155     Willowbrook        IL      $ 90     White Plains     NY      $200
Tucson              AZ      $140     Columbus           IN      $ 90     Tarrytown        NY      $200
Anaheim             CA      $110     Indianapolis       IN      $110     Vestal           NY      $175
Arcadia             CA      $110     South Bend         IN      $ 90     Canton           OH      $ 90
Bakersfield         CA      $110     Overland Pk        KS      $ 90     Cleveland        OH      $110
Barstow             CA      $110     Shawnee            KS      $120     Columbus         OH      $110
Buena Park          CA      $110     Topeka             KS      $ 90     Dayton           OH      $ 90
Burbank             CA      $135     Wichita            KS      $ 90     Dublin           OH      $110
Burlingame          CA      $175     Boston             MA      $279     Hudson           OH      $ 90
Carson              CA      $110     Cambridge          MA      $279     Independence     OH      $110
Dublin              CA      $110     Tewksbury          MA      $110     Pinkerington     OH      $ 90
Eureka              CA      $ 90     Columbia           MD      $110     Reynoldburg      OH      $ 90
Fresno              CA      $110     Greenbelt          MD      $175     Richfield        OH      $ 90
Garden Grove        CA      $110     Hagerstown         MD      $110     Toledo           OH      $110
Hayward             CA      $ 90     Ann Arbor          MI      $ 90     Youngstown       OH      $ 90
Irvine              CA      $155     Deaborn            MI      $110     Oklahoma City    OK      $120
Long Beach          CA      $135     Detroit            MI      $110     Tulsa            OK      $110
Los Angeles         CA      $140     Grand Rapids       MI      $110     Pittsburg        PA      $135
Oakland             CA      $110     Grandville         MI      $110     Memphis          TN      $155
Pasadena            CA      $155     Lansing            MI      $110     Abilene          TX      $110
Pleasanton          CA      $135     Livonia            MI      $110     Amarillo         TX      $110
Rancho Cordova      CA      $135     Plymouth           MI      $110     Austin           TX      $110
Riverside           CA      $135     Saginaw            MI       $90     Beaumont         TX      $ 90
Sacramento          CA      $110     Southfield         MI      $135     Corpus Christi   TX      $110
San Diego           CA      $140     Troy               MI      $110     Dallas           TX      $135
San Francisco       CA      $200     Minneapolis        MN      $135     El Paso          TX      $110
San Gabriel         CA      $135     Chesterfield       MO      $110     Houston          TX      $135
San Jose            CA      $135     Earth City         MO      $110     Irving           TX      $120

                     RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                   Exhibit 4 - AT&T's Expense Guide and Policies

                    AT&T 2007 HOTEL ROOM RATE ONLY GUIDELINES

                           2007                                2007                               2007
CITY                ST   GUIDELINE    CITY              ST   GUIDELINE    CITY            ST   GUIDELINE
-----------------   --   ---------   ----------------   --   ---------   --------------   --   ---------
San Leandro         CA      $135     Festus             MO      $ 90     Lubbock          TX      $ 90
San Luis Obispo     CA      $110     Jefferson City     MO      $ 90     Plano            TX      $110
San Ramon           CA      $200     Joplin             MO      $ 90     Richardson       TX      $135
Santa Ana           CA      $120     Kansas City        MO      $110     San Antonio      TX      $135
Temucla             CA      $135     Maryland Heights   MO      $ 90     The Woodlands    TX      $135
Torrance            CA      $110     Poplar Bluff       MO      $ 90     Waco             TX      $ 90
Walnut Creek        CA      $160     St Josept          MO      $ 90     Chantilly        VA      $200
Denver              CO      $120     Saint Louis        MO      $110     Arlington        VA      $200
Colorodo Springs    CO      $140     Charlotte          NC      $110     Fairfax          VA      $200
Greenwood Village   CO      $140     Durham             NC      $110     Falls Church     VA      $200
Meriden             CT      $110     Triangle Park      NC      $140     Herndon          VA      $175
New Haven           CT      $140     BaskingRidge       NJ      $175     Sandston         VA      $120
Washington          DC      $250     Bernardsville      NJ      $175     Sterling         VA      $155
Wilmington          DE      $200     Bridgewater        NJ      $200     Vienna           VA      $225
Ft. Lauderdale      FL      $110     Cranbury           NJ      $155     Bellevue         WA      $175
Jacksonville        FL      $135     Edison             NJ      $135     Seattle          WA      $155
Orlando             FL      $110     Iselin             NJ      $155     Bellevue         WA      $175
Tampa               FL      $175     Morristown         NJ      $175     Appleton         WI      $110
Alpharetta          GA      $110     Parsippany         NJ      $200     Brookfield       WI      $110
Atlanta             GA      $135     Piscataway         NJ      $155     Milwaukee        WI      $110
Augusta             GA      $135     Princeton          NJ      $135     Madison          WI      $120
Lawrenceville       GA      $ 90     Red Bank           NJ      $135     Oak Creek        WI      $ 90
Arlington Heights   IL      $110     Short Hills        NJ      $250
Chicago             IL      $135     Somerset           NJ      $140

CITIES NOT LISTED ON THIS TOP CITY HOTEL ROOM RATE ONLY GUIDELINE MATRIX, DEFAULT TO $110.00 NIGHTLY RATE

                     RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                            Exhibit 5 - Non-Disclosure Agreement

                            NON-DISCLOSURE AGREEMENT

THIS AGREEMENT (THE "AGREEMENT"), effective on the date when signed by the last Party ("Effective Date"), is between AT&T Services, Inc., a Delaware corporation, on behalf of itself and its Affiliates (collectively "AT&T"), and (Receiving Party), a _________________corporation, on behalf of itself and its Affiliates (collectively the "Receiving Party"). Each Party may be referred to in the singular as "Party" or in the plural as "the Parties" to this Agreement.

The Parties agree as follows:

1. In connection with ongoing discussions or negotiations between AT&T and the Receiving Party concerning ***TBD*** (the "Project), AT&T may find it beneficial to disclose to the Receiving Party certain confidential or proprietary information in written, oral or other tangible or intangible forms, which may include, but is not limited to, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, tracings, diagrams, models, samples, flow charts, data, computer programs, disks, diskettes, tapes, marketing plans, customer names and other technical, financial or business information (individually and collectively, "Information"). Information provided by AT&T shall be deemed to be confidential and proprietary unless otherwise exempt as specified below.

2. The Receiving Party understands that, except as otherwise agreed in writing, the Information which it may receive concerning AT&T's future plans with respect to the Project is tentative and is not intended to represent firm decisions concerning the implementation of such plans. Information provided by AT&TAT&T does not represent a commitment to purchase or otherwise acquire any products or services from the Receiving Party. If AT&T desires to purchase or otherwise acquire any products or services from the Receiving Party, the Parties will execute a separate written Agreement to govern such transactions.

3.   The Receiving Party shall:

     a. hold such Information in confidence with the same degree of care with which the Receiving Party protects its own confidential or proprietary Information, but no less than reasonably prudent care;

     b. restrict disclosure of the Information solely to its employees, contractors and agents with a need to know such Information, advise those persons of their obligations hereunder with respect to such Information, and assure that such persons are bound by obligations of confidentiality no less stringent than those imposed in this Agreement;

     c.   use the Information only as needed for the purposes of the Project;

     d. except for the purposes of the Project, not copy, distribute, or otherwise use such Information or knowingly allow anyone else to copy, distribute, or otherwise use such Information, and any and all copies shall bear the same notices or legends, if any, as the originals; and

     e. upon request or completion of Receiving Party's responsibilities with respect to the Project, promptly return to the AT&T all Information that is in tangible form; as to Information that was disclosed in or is stored intangible form, including, but not limited to electronic mail,

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                            Exhibit 5 - Non-Disclosure Agreement

          upon request by AT&T, the Receiving Party shall certify in writing within five (5) business days to AT&T that all such Information has been destroyed or, if the Information was recorded on an erasable storage medium, that Disclosing Party has used reasonable efforts to erase all such Intangible Information.

4. The Receiving Party possessing or receiving Information shall have no obligation to preserve the confidential or proprietary nature of any Information which:

     a. was already known to the Receiving Party free of any obligation to keep it confidential at the time of its disclosure by AT&T as evidenced by the Receiving Party's written records prepared prior to such disclosure; or

     b. is or becomes publicly known through no wrongful act of the Receiving Party; or

     c. is rightfully received from a third person having no direct or indirect secrecy or confidentiality obligation to AT&T with respect to such Information; or

     d. is independently developed by an employee, contractor or agent of the Receiving Party or another party not associated with the Project and who did not have any direct or indirect access to the Information, as evidenced by the Receiving Party's written records; or

     e.   is approved for release by written authorization by AT&T; or

     f. it is required to disclose pursuant to an order of a duly empowered government agency or a court of competent jurisdiction, provided due notice and an adequate opportunity to intervene is given to AT&T, unless such notice is prohibited by such order, in which case, the Receiving Party shall disclose only such Information as is required and will use its reasonable efforts to obtain confidential treatment for any Information that is so disclosed.

5. The obligations to maintain confidentiality, the restrictions on use, disclosure, duplication, protection, and security of Information and indemnification for breach thereof by Receiving Party shall survive the rescission, termination, or completion of this Agreement.

6. The Information shall be deemed the property of AT&T, who exclusively shall retain all rights to such Information. Nothing contained in this Agreement shall be construed as granting or conferring any patent, copyright, trademark or other proprietary rights by license or otherwise in any such Information to the Receiving Party, except for the right to use such Information in accordance with this Agreement.

7. This Agreement shall benefit and be binding upon the Parties hereto and their respective Affiliates, successors and assigns. For the purposes of this Agreement, the term "Affiliate" means (1) a company, whether incorporated or not, which owns, directly or indirectly, a majority interest in either Party (a "parent company"), and (2) a company, whether incorporated or not, in which a fifty percent (50%) or greater interest is owned, either directly or indirectly, by (i) either Party or (ii) a parent company.

8. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, AT&T MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY NATURE WHATSOEVER WITH RESPECT TO ANY INFORMATION FURNISHED HEREUNDER, INCLUDING,

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                            Exhibit 5 - Non-Disclosure Agreement

     WITHOUT LIMITATION, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR AGAINST INFRINGEMENT.

9. In the event the Receiving Party discloses, disseminates, or releases any confidential or proprietary Information received from AT&T, except as provided in Section 4, such disclosure, dissemination, or release shall be deemed a material breach of this Agreement. In the event of such breach, AT&T may demand prompt return of all confidential and proprietary Information previously provided to the Receiving Party and terminate this Agreement. The provisions of this Section are in addition to any other legal rights or remedies AT&T may have in law or in equity.

10. This Agreement may only be changed or supplemented by a written amendment signed by authorized representatives of the Parties to this Agreement.

11. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, irrespective of its choice of law principles. Both Parties agree to comply with all laws, including, but not limited to, laws and regulations regarding the export of information outside the United States. The Receiving Party will not knowingly transmit, directly or indirectly, in whole or in part, any Information of AT&T, or export, directly or indirectly, any product of the Information in contravention of the laws of the United States or the laws of any other country governing the aforesaid activities. The Receiving Party will not transfer any Information received hereunder or any product made using such Information to any country prohibited from receiving such data or product by the U.S. Department of Commerce Export Administration Regulations without first obtaining a valid export license and written consent of AT&T. In the event the Receiving Party violates the foregoing, it agrees to defend, indemnify, and hold harmless AT&T from and against any claim, loss, liability, expense or damage including fines or legal fees, incurred by AT&T with respect to the export or re-export activities contrary to the foregoing. Notwithstanding any other provision of this Agreement or any Supplement attached hereto, this Section shall survive any termination or expiration of this Agreement and any Supplements attached hereto.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, which may be in duplicate counterparts, each of which will be deemed to be an original instrument.

                                        AT&T SERVICES, INC.


By:                                     By:
    ---------------------------------       ------------------------------------
Name:                                   Name:
      -------------------------------         ----------------------------------
Title:                                  Title:
       ------------------------------          ---------------------------------
Date:                                   Date:
       ------------------------------         ----------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                          Exhibit 6 - Amdocs NDA

                  NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT

THIS NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT ("Agreement") is made as of the ______ day of _____________, 200_

BY AND BETWEEN:

AMDOCS, INC., a company organized and existing under the laws of State of Delaware (hereinafter referred to as "AMDOCS");

AND

________________________________, a ______________________ [corporation, partnership, etc.] organized and existing under the laws of ____________________ (hereinafter referred to as the "Receiving Party").

WHEREAS AMDOCS (or any of its affiliated companies) is the owner and/or the author of and/or has the right to license certain valuable proprietary routines, computer programs, documentation, trade secrets, systems, methodology, know-how, marketing and other commercial knowledge, techniques, specifications, plans and other proprietary information, all of which, including any related ideas and look-and-feel, when and as provided to Receiving Party in connection with this Agreement and the Consulting Services are referred to in this Agreement as "the AMDOCS Proprietary Information"; and

WHEREAS AMDOCS has been engaged by AT&T Services, Inc. (hereinafter referred to as "AT&T") to provide certain information technology services to AT&T; and

WHEREAS the Receiving Party has been engaged as a ______________________ [subcontractor, consultant, vendor, etc.] by AT&T for __________________________________ (add description of services) (hereinafter referred to as the "Consulting Services"); and

WHEREAS AT&T has asked AMDOCS to allow the Receiving Party access to the AMDOCS Proprietary Information for the purpose of being provided with the Consulting Services; and

WHEREAS AMDOCS agrees to provide the Receiving Party with the requested access to the AMDOCS Proprietary Information or to permit AT&T to provide such access to the AMDOCS Proprietary Information, but only subject to the Receiving Party first becoming obligated to confidentiality by signing this Agreement; and

WHEREAS AMDOCS and the Receiving Party wish to evidence by this Agreement the manner in which the AMDOCS Proprietary Information will be treated;

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                          Exhibit 6 - Amdocs NDA

NOW, THEREFORE, the parties agree as follows:

1. The Receiving Party agrees to hold strictly confidential the AMDOCS Proprietary Information and shall not copy, distribute, disseminate or otherwise disclose the AMDOCS Proprietary Information to anyone other than to employees of AT&T or the Receiving Party who have a need to know such information for purposes of providing the Consulting Services.

2.   Furthermore, the Receiving Party hereby undertakes:

     (a) not to use the AMDOCS Proprietary Information for any purposes other than the Consulting Services;

     (b) not to make the AMDOCS Proprietary Information available to, not permit its use by any third party, directly or indirectly, with the exception of AT&T as aforesaid;

     (c) not to sell, grant or in any other way enable any third party to use the AMDOCS Proprietary Information;

     (d) without derogating from the foregoing, during the term of this Agreement, not to use the AMDOCS Proprietary Information:

          (i) for itself or any third party other than for AT&T and the Eligible Recipients (as defined in that certain Information Technology Services Agreement between AT&T and AMDOCS dated [Note: fill in Effective Date, 2007 (the "ITSA")) in connection with the performance of the Consulting Services and consistent with the use of such AMDOCS Proprietary Information contemplated under SECTION 6.9 of the ITSA;

          (ii) in competing with AMDOCS in the area of selling or licensing software system(s); and/or

          (iii) in operating a service bureau for others;

          and

     (e) that its personnel who receive access to the AMDOCS Proprietary Information will not: (i) use the name of the Disclosing Party in any marketing materials, publicity materials or materials submitted to a client or prospective client, except for AT&T, without the prior written consent of AMDOCS; (ii) disclose to any third parties that they have any familiarity with or knowledge of the AMDOCS Proprietary Information disclosed under this Agreement; and (iii) disparage AMDOCS, its products or services.

3. Upon the termination and/or expiration of this Agreement for any reason and/or upon the conclusion of the Consulting Services and/or at the request of AMDOCS, the Receiving Party shall:

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                          Exhibit 6 - Amdocs NDA

     (a) return to AMDOCS any document or other material in tangible form in its possession being part of the AMDOCS Proprietary Information; and/or

     (b) destroy any document or other material in tangible form that contains the AMDOCS Proprietary Information together with proprietary information of AT&T; and

     (c)  confirm such return and/or destruction in writing to AMDOCS.

4. Disclosure of the AMDOCS Proprietary Information to the Receiving Party may be made in writing, in any tangible form or electronically or orally.

5. Disclosure of the AMDOCS Proprietary Information to the Receiving Party shall in no way serve to create, on the part of the Receiving Party, a license to use, or any proprietary right in, the AMDOCS Proprietary Information or in any other proprietary product, trade mark, copyright or other right of AMDOCS.

6. Any use by the Receiving Party of the AMDOCS Proprietary Information permitted under this Agreement is conditioned upon the Receiving Party first taking the safeguards and measures required to secure the confidentiality of such information as required by this Agreement. Without limiting the generality of the foregoing, the Receiving Party shall draw to the attention of its employees, who shall have access to the AMDOCS Proprietary Information, all the obligations contained in this Agreement, and shall cause each such employee to be bound by confidentiality obligations substantially similar to those herein.

7. The confidentiality obligations of the Receiving Party regarding the AMDOCS Proprietary Information shall not apply to such information which:

     (a) becomes publicly available without fault on the part of the Receiving Party;

     (b) is lawfully obtained by the Receiving Party from any source other than AMDOCS or AT&T free of any obligation to keep it confidential;

     (c) is previously known to the Receiving Party without an obligation to keep it confidential, as can be substantiated by written records;

     (d)  is expressly released in writing from such obligations by AMDOCS;

     (e) is independently developed by the Receiving Party without reference to AMDOCS Proprietary Information; or

     (f) is required to be disclosed pursuant to law, regulation, judicial or administrative order or request by a governmental or other entity authorized by law to make such request; provided, however, that the Receiving Party first notifies AMDOCS to enable it to seek relief from such requirement, and renders reasonable assistance requested by AMDOCS (at AMDOCS' expense) in connection therewith.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                          Exhibit 6 - Amdocs NDA

8. This Agreement shall be in full force and effect for a period commencing on the date first stated above and ending either four (4) years after the conclusion of the Consulting Services referred to herein or five (5) years from the date of the last disclosure, whichever occurs later.

9. In the event that a copy of any part of the AMDOCS Proprietary Information cannot be returned as a result of physical impossibility, such copy shall be promptly destroyed and such destruction shall be certified in writing by the Receiving Party. The provisions of this paragraph are in addition to any other legal or equitable rights and remedies that AMDOCS may have.

10.  (a)   The Receiving Party acknowledges that a breach of this Agreement may cause AMDOCS extensive and irreparable harm and damage, and agrees that AMDOCS shall be entitled to seek injunctive relief to prevent use or disclosure of the AMDOCS Proprietary Information not authorized by this Agreement, in addition to any other remedy available to AMDOCS under applicable law.

     (b) Furthermore, the Receiving Party hereby acknowledges that any breach of this Agreement may cause the termination of its engagement by AT&T and/or the provision of the Consulting Services as a result of AMDOCS' activities to protect its rights under this Agreement, and agrees that it shall have no recourse or claim of action against AMDOCS and/or AT&T based upon or in connection with such activities.

11. This Agreement constitutes the entire Agreement between the parties and supersedes any prior or contemporaneous oral or written representation with regard to the subject matter hereof. This Agreement may not be modified except by a written instrument signed by both parties.

12. If, however, any provision of this Agreement is determined to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate or render unenforceable the entire Agreement, but rather the entire Agreement shall be construed as if not containing the particular invalid or unenforceable provision, and the rights and obligations of the parties shall be construed and enforced accordingly. In addition, the parties hereby agree to cooperate with each other to replace the invalid or unenforceable provision with a valid and enforceable provision which will achieve the same result (to the maximum legal extent) as the provision determined to be invalid or unenforceable.

13. The validity, performance, construction and effect of this Agreement shall be governed by the laws of New York, without giving effect to its provisions regarding conflict of laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first stated above.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                                          Exhibit 6 - Amdocs NDA


-------------------------------------   AMDOCS, INC.
("Receiving Party")                     ("AMDOCS")


By:                                     By:
    ---------------------------------       ------------------------------------
Name:                                   Name:
      -------------------------------         ----------------------------------
Title:                                  Title:
       ------------------------------          ---------------------------------
Date:                                   Date:
       ------------------------------         ----------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                            Exhibit 7A - Confidentiality and Invention Agreement

                                   EXHIBIT 7A
                     CONFIDENTIALITY AND INVENTION AGREEMENT

This Agreement ("Agreement") dated _________________ is made by the individual named below ("I" or "me"), who is engaged to perform work at _____[Insert name of AT&T company that worker will be doing work for.]___________________________ ("AT&T Company"), as a worker of _______________________ ("Supplier") under the terms and conditions of the agreement named below, between Supplier and (!ATT!).

I.   BACKGROUND

     I have been engaged by Supplier to provide services to AT&T Company. I may be hired by Supplier as a full or part-time employee, a temporary worker, or as an independent contractor

II. INFORMATION. I agree and understand that the term "Information" means any technical, customer or business information in written, graphical, oral or other tangible or intangible forms, including but not limited to, specifications, records, data, computer programs, tax returns, tax workpapers, drawings, models and secrets which AT&T Company may have in its possession or be legally obligated to keep confidential. I understand that during the course of my work at AT&T Company, I may have access to Information that belongs to AT&T Company, its customers or other parties, or may be subject to privacy laws and laws regarding secrecy of communications, and that unauthorized disclosure of such Information may be harmful or prejudicial to the interests of AT&T Company. I agree not to disclose, copy, publish, or any way use, directly or indirectly, such Information for my purposes or the purposes of others, unless such disclosure or use is expressly authorized in writing by AT&T Company. I agree to keep such Information in a secure environment to prevent the inadvertent disclosure of such Information to others. I acknowledge and agree that all such Information remains the exclusive property of AT&T Company and I agree not to remove such Information from AT&T Company's possession or premises by physical removal or electronic transmission unless I have written authorization from AT&T Company to do so.

III. INNOVATIONS

1. I understand that during and incident to my work at AT&T Company, I may create inventions, discoveries, improvements, computer or other apparatus programs, and related documentation and other works of authorship ("Innovations"), whether or not patentable, copyrightable, or subject to other forms of legal protection. I assign to AT&T Company all of my rights, title and interest (including rights in copyright) in and to all Innovations I make, create or develop, either solely or jointly with others, during my work at AT&T Company for which Supplier was paid by AT&T Company for my work or for which I used AT&T Company's materials or facilities. I agree that the above assignment is binding upon my estate, administrators, or other legal representatives or assigns.

2. I agree to promptly notify AT&T Company of all such Innovations. Whenever requested by AT&T Company, I shall promptly execute, without additional compensation, any and all instruments which AT&T Company may deem necessary to assign and convey to AT&T Company all of my rights, title and interest in and to all such Innovations. In addition, I agree to assist AT&T Company in preparing copyright or patent applications and to execute such applications and all documents required to obtain copyrights or patents for such Innovation, all at AT&T Company's expense including compensation to me at the rates specified in the agreement named below. I agree that my obligation to execute such instruments shall continue after the expiration of my work with AT&T Company.

3. THIS AGREEMENT DOES NOT APPLY TO ANY INVENTION MADE IN THE STATE OF KANSAS FOR WHICH NO EQUIPMENT, SUPPLIES, FACILITIES OR TRADE SECRET INFORMATION OF AT&T COMPANY WAS USED AND WHICH WAS DEVELOPED ENTIRELEY ON MY OWN TIME, UNLESS (1) THE INVENTION RELATES TO THE BUSINESS OF THE AT&T COMPANY OR THE AT&T COMPANY'S ACTUAL OR DEMONSTRABLY ANTICIPATED RESEARCH OR DEVELOPMENT OR (2) THE INVENTION RESULTS FROM ANY WORK PERFORMED BY ME FOR AT&T COMPANY. THIS AGREEMENT DOES NOT APPLY TO AN INVENTION MADE IN CALIFORNIA WHICH QUALIFIES FULLY UNDER THE PROVISIONS OF CALIFORNIA LABOR CODE SECTION 2870. Section III, Paragraphs 1 and 2 do not apply to any Innovation which, under the provisions in the Agreement named below, is to be other than the sole and exclusive property of AT&T Company; the title provisions of said agreement apply to any such above Innovation.

IV.  ADMINISTRATIVE TERMS

     1. This Agreement shall be effective as of the date executed below, and shall remain in effect notwithstanding my termination of employment with Supplier or termination of my work at AT&T Company.

     2. In the event that any provision of this Agreement is held to be invalid or unenforceable, then such invalid or enforceable provisions shall be severed, and the remaining provisions shall remain in full force and effect to the fullest extent permitted by law.

I have read, understand and agree to abide by this Agreement.


By:                                     Date:
    ---------------------------------         ----------------------------------
Print Name:                             Social Security Number:
            -------------------------                           ----------------
Address:
         -----------------------------------------------------------------------
Agreement No. between                   Effective Date:
Supplier and (!ATT!):                                   ------------------------
                      ---------------

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                Agreement Number: 20070413.019.C
                                           Exhibit 7B - Background Checks - U.S.

                                   EXHIBIT 7B
                            BACKGROUND CHECKS - U.S.

[**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


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

                                                Agreement Number: 20070513.019.C
                                       Exhibit 7(C) - Background Checks - Non-US

                                  EXHIBIT 7(C)
                          BACKGROUND CHECKS - NON-U.S.

[**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.


                                     Page 1